 Filed Pursuant to Rule 424(b)(7)
 Registration File No. 333-258823

PROSPECTUS SUPPLEMENT
(to Prospectus dated March 28, 2022)
13,000,000 Shares
Hillman Solutions Corp.
Common Stock
The selling securityholders named in this prospectus supplement (the “Selling Securityholders”) are offering 13,000,000 shares of our common stock. We will not receive any proceeds from the sale of our common stock by the Selling Securityholders.
Our common stock is listed on the Nasdaq Stock Market under the symbol “HLMN.” On April 12, 2022, the last sale price of our common stock as reported on the Nasdaq Stock Market was $11.53 per share.
Investing in our common stock involves substantial risk. Please read “Risk Factors” beginning on page S-5 of this prospectus supplement and on page 12 of the accompanying prospectus.
Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
	Per share	Total
Public offering price	$10.00	$130,000,000
Underwriting discounts and commissions(1)	$0.45	$5,850,000
Proceeds to Selling Securityholders, before expenses	$9.55	$124,150,000

(1)
We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting.”

The Selling Securityholders have granted the underwriters an option for a period of up to 30 days from the date of this prospectus supplement to purchase up to an additional 1,950,000 shares of our common stock at the public offering price less the underwriting discount.
The underwriters expect to deliver the shares against payment in New York, New York on or about April 18, 2022.
Joint Book-Running Managers
Jefferies		Baird
Stifel
Co-Managers
Raymond James	The Benchmark Company	CJS Securities
Prospectus supplement dated April 12, 2022

S-i

None of the Company, Selling Securityholders or the underwriters have authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus or in any free writing prospectuses we have prepared. None of the Company, the Selling Securityholders or the underwriters take any responsibility for, or can provide assurance as to the reliability of, any other information that others may give you. This prospectus supplement and the accompanying prospectus are an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We, the Selling Securityholders and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the date of the applicable document, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations and prospectus may have changed since that date.

S-ii

ABOUT THIS PROSPECTUS SUPPLEMENT
Unless otherwise indicated or the context otherwise requires, references in this prospectus supplement to the “Company,” “Hillman,” “HLMN,” “we,” “us” and “our” refer to Hillman Solutions Corp. and its consolidated subsidiaries.
This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this common stock offering and certain other matters relating to us, our business and prospects. The second part, the accompanying prospectus, contains a description of our common stock and certain other information.
The information contained in this prospectus supplement may add, update or change information contained in the accompanying prospectus or in documents that we file or have filed with the SEC. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or documents incorporated by reference filed before the date of this prospectus supplement, the information in this prospectus supplement will supersede such information.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY
This summary highlights information appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus supplement, the accompanying prospectus and the financial data and related notes and other information incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding whether to invest in our common stock. All information in this prospectus supplement assumes no exercise of the underwriters’ option to purchase additional shares, unless otherwise noted.
Our Company
Hillman and its wholly-owned subsidiaries are one of the largest providers of hardware related products and related merchandising services to retail markets in North America. Our principal business is operated through our wholly-owned subsidiary, The Hillman Group, Inc. and its wholly-owned subsidiaries. We sell our products to hardware stores, home centers, mass merchants, pet supply stores, and other retail outlets principally in the United States, Canada, Mexico, Latin America, and the Caribbean. Product lines include thousands of small parts such as fasteners and related hardware items; threaded rod and metal shapes; keys, key duplication systems, and accessories; builder’s hardware; personal protective equipment, such as gloves and eye-wear; and identification items, such as tags and letters, numbers, and signs. We support product sales with services that include design and installation of merchandising systems, maintenance of appropriate in-store inventory levels, and break-fix for our robotics kiosks. Our headquarters are located at 10590 Hamilton Avenue, Cincinnati, Ohio. We maintain a website at www.hillmangroup.com. Information contained or linked on our website is not incorporated by reference into this prospectus supplement and should not be considered a part of this prospectus supplement.
Background
The Company was originally named Landcadia Holdings III, Inc., a Delaware corporation (“Landcadia”), and was established as a special purpose acquisition company, which completed its initial public offering in October 2020. Landcadia was incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, and, prior to the Business Combination, the Company was a “shell company” as defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), because it had no operations and nominal assets consisting almost entirely of cash. On July 14, 2021, Landcadia consummated the Business Combination pursuant to the terms of the Merger Agreement, including the merger of Merger Sub with and into Hillman Holdco, with Hillman Holdco continuing as the surviving corporation and as a wholly-owned subsidiary of Hillman, in accordance with the terms of the Merger Agreement. In connection with the Closing, Landcadia changed its name to “Hillman Solutions Corp.” and each outstanding share of Class A common stock, including any shares of Class B common stock that were converted into shares of Class A common stock, were redesignated as common stock. We continued the listing of our common stock and public warrants on the Nasdaq Stock Market under the symbols “HLMN” and “HLMNW”, respectively. On November 22, 2021, we announced the redemption of the warrants included in this Registration Statement. As a result of the ensuing exercises of the warrants and the redemption of the remaining warrants, the Company had no warrants outstanding as of December 22, 2021. On March 15, 2022, after giving effect to the exercise and redemption of the warrants, 194,038,949 shares of common stock were outstanding. This prospectus also covers any additional securities that may become issuable by reason of share splits, share dividends or other similar transactions. Prior to the Closing, our Class A common stock, public warrants and units were listed on the Nasdaq Stock Market under the symbols “LCY”, “LCYAW” and “LCYAU”, respectively. The rights of holders of our common stock are governed by our third amended and restated certificate of incorporation, our amended and restated bylaws and the Delaware General Corporation Law (the “DGCL”). See the section entitled “Selling Securityholders.”
Recent Developments
Although we have not yet finalized our financial results for the thirteen weeks ended March 26, 2022, the following information reflects certain preliminary results from operations for the thirteen weeks ended March 26, 2022:
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Net sales for the first quarter of 2022 increased to $363.0 million compared to $341.3 million in the prior year quarter.

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Operating income for the first quarter of 2022 was $8.8 million compared to $5.8 million in the prior year quarter.

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Adjusted EBITDA for the first quarter of 2022 totaled $44.0 million compared to $47.8 million in the prior year quarter.

The preliminary financial results presented above are unaudited and preliminary estimates that have been prepared by management in good faith on a consistent basis with prior periods. However, we have not completed our financial closing procedures for the thirteen weeks ended March 26, 2022, and actual results may differ from these preliminary estimates, and such differences could be material. In addition, Deloitte & Touche LLP, our independent registered public accounting firm, has not audited, reviewed, compiled, or performed any procedures with respect to these preliminary financial results and does not express an opinion or any other form of assurance with respect to these preliminary financial results or their achievability. We undertake no obligation to update or supplement the information provided above until we release our financial statements for the thirteen weeks ended March 26, 2022.
Presentation of Non-GAAP Financial Measures
In addition to the preliminary results presented in accordance with U.S. generally accepted accounting principles (“GAAP”), the Company has also presented a non-GAAP financial measure — Adjusted EBITDA — which presents results on a basis adjusted for certain items. Adjusted EBITDA is a non-GAAP financial measure and is the primary basis used to measure the operational strength and performance of our businesses as well as to assist in the evaluation of underlying trends in our businesses. This measure eliminates the significant level of noncash depreciation and amortization expense that results from the capital-intensive nature of our businesses and from intangible assets recognized in business combinations. It is also unaffected by our capital and tax structures, as our management excludes these results when evaluating our operating performance. Our management and Board of Directors use this financial measure to evaluate our consolidated operating performance and the operating performance of our operating segments and to allocate resources and capital to our operating segments. Additionally, we believe that Adjusted EBITDA is useful to investors because it is one of the bases for comparing our operating performance with that of other companies in our industries, although our measure of Adjusted EBITDA may not be directly comparable to similar measures used by other companies. Adjusted EBITDA is reconciled from operating income under GAAP below.
The Company is not able to provide a reconciliation of Adjusted EBITDA to net income (the closest comparable financial measure presented in accordance with GAAP) without unreasonable effort or expense. Net income cannot be reasonably estimated due to timing for completing our quarterly financial closing procedures, including with respect to the accounting for income taxes and certain subsequent events.
Reconciliation of Operating Income to Adjusted EBITDA
(dollars in thousands)	Thirteen Weeks Ended March 26, 2022	Thirteen Weeks Ended March 27, 2021
Operating income	$8,849	$5,780
Depreciation	13,254	16,341
Amortization	15,521	14,909
EBITDA	$37,624	$37,030
Stock compensation expense	6,018	1,741
Other(1)	369	9,035
Adjusted EBITDA	$44,011	$47,806

(1)
Other includes certain litigation charges, acquisition and integration expense, gain or loss on revaluation of contingent consideration, restructuring expense, and pre-merger management fees. The thirteen weeks ended March 27, 2021 include $4.8 million of acquisition and integration expenses related to historical acquisitions, including the merger with Landcadia Holdings III, Inc. and $4.0 million in legal fees associated with our litigation with KeyMe, Inc. (See Note 18 — Commitments and Contingencies of the Notes to our Consolidated Financial Statements for the fiscal year ended December 25, 2021 incorporated by reference herein for additional information.)

Corporate Information
Our principal executive offices are located at 10590 Hamilton Avenue, Cincinnati, OH 45231. Our telephone number is (513) 851-4900, and our website address is www.hillmangroup.com. Information contained on our website or connected thereto is provided for textual reference only and does not constitute part of, and is not incorporated by reference into, this prospectus supplement or the accompanying prospectus, and you should not rely on any such information in making the decision whether to purchase our common stock.

The Offering
Common stock offered by the Selling Securityholders
13,000,000 shares
Option to purchase additional shares
The Selling Securityholders have granted the underwriters a 30-day option to purchase up to 1,950,000 additional shares.
Use of proceeds
We will not receive any proceeds from the sale of the common stock to be offered by the Selling Securityholders.
Lock-up agreements
Certain of our stockholders are subject to certain restrictions on transfer until the termination of applicable lock-up periods pursuant to lock-up agreements entered into in connection with the Business Combination. In addition, in connection with this offering, our officers, directors and the Selling Securityholders have agreed to certain customary restrictions on transfer for a period of 90 days from the date of this prospectus supplement. See “Underwriting.”
Risk factors
You should read carefully the information set forth under “Risk Factors” herein, in the accompanying prospectus and in our reports filed with the SEC incorporated by reference herein for a discussion of factors that you should consider before deciding to invest in our common stock.
Nasdaq trading symbol
“HLMN”

RISK FACTORS
An investment in our common stock involves various risks. You should carefully consider the following risks and all of the other information contained in this prospectus supplement and the accompanying prospectus before investing in our common stock. In addition, you should read and consider the risk factors associated with our business included in the documents incorporated by reference in this prospectus supplement, including our Annual Report on Form 10-K for the year ended December 25, 2021. See “Where You Can Find More Information.” The risks described below and incorporated herein by reference are those which we believe are the material risks that we face. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment in our common stock.
Risks Related to Our Common Stock and this Offering
CCMP and Oak Hill continue to have significant influence over us, which could limit your ability to influence the outcome of key transactions, including a change of control.
Upon the completion of this offering, based on the 194,186,576 shares of common stock outstanding as of April 6, 2022, investment funds affiliated with CCMP Capital Advisors, LP (“CCMP”) will beneficially own approximately 31.5% of our outstanding common stock and investment funds affiliated with Oak Hill Capital Partners (“Oak Hill”) will beneficially own approximately 6.6% of our outstanding common stock (or approximately 30.7% and 6.5%, respectively, if the underwriters exercise their option to purchase additional shares in full). For as long as affiliates of CCMP and Oak Hill continue to beneficially own a substantial percentage of the voting power of our outstanding common stock, they will continue to have significant influence over us. For example, they will be able to strongly influence or effectively control the election of all of the members of our board of directors and our business and affairs, including any determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of additional indebtedness, the issuance of any additional shares of common stock or other equity securities, the repurchase or redemption of shares of our common stock and the payment of dividends.
Additionally, CCMP and Oak Hill are in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. CCMP and Oak Hill may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.
Our stock price could be extremely volatile and, as a result, you may not be able to resell your shares at or above the price you paid for them.
Since January 1, 2021, the price of our common stock, as reported on the Nasdaq Stock Market, has ranged from a low of $8.26 on January 27, 2022 to a high of $13.34 on August 9, 2021. In addition, the stock market in general has been highly volatile. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease, which could be substantial, in the value of their stock, including decreases unrelated to our operating performance or prospects, and could lose part or all of their investment. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those described elsewhere herein and others such as:
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variations in our operating performance and the performance of our competitors;

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actual or anticipated fluctuations in our quarterly or annual operating results;

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publication of research reports by securities analysts about us, our competitors or our industry;

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our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

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additions or departures of key personnel;

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strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

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the passage of legislation or other regulatory developments affecting us or our industry;

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changes in legislation, regulation and government policy as a result of U.S. congressional elections;

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speculation in the press or investment community;

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changes in accounting principles;

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terrorist acts, acts of war or periods of widespread civil unrest;

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natural disasters and other calamities, including pandemics; and

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changes in general market and economic conditions.

In addition, broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance, and factors beyond our control may cause our stock price to decline rapidly and unexpectedly. We are exposed to the impact of any global or domestic economic disruption.
In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.
Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.
Our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon exercise of options, or shares of our authorized but unissued preferred stock, subject to the applicable rules of the Nasdaq Stock Market. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock.
There may be sales of a substantial amount of our common stock after this offering by our current stockholders, and these sales could cause the price of our common stock to fall.
As of April 6, 2022, there were 194,186,576 shares of our common stock outstanding. Of our issued and outstanding shares, all of the common stock sold in our initial public offering or in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). Following completion of this offering, approximately 31.5% and 6.6% of our outstanding common stock (or approximately 30.7% and 6.5% if the underwriters exercise their option to purchase additional shares in full) will be held by affiliates of CCMP and by affiliates of Oak Hill, respectively. Sales of substantial amounts of our common stock in the public market after this offering, or the perception that such sales will occur, could adversely affect the market price of our common stock and make it difficult for us to raise funds through securities offerings in the future.
In connection with this offering, each of our officers and directors and each of the Selling Securityholders have entered into a lock-up agreement with the underwriters, which regulates their sales of our common stock for a period of 90 days after the date of this prospectus supplement, subject to certain exceptions.
In addition, we have registered shares of our common stock that are reserved for issuance under the Hillman Solutions Corp. 2021 Equity Incentive Plan, the Hillman Solutions Corp. 2021 Employee Stock Purchase Plan and the HMAN Group Holdings Inc. 2014 Equity Incentive Plan.
Provisions in our charter documents and Delaware law may deter takeover efforts that may be beneficial to stockholder value.
In addition to the beneficial ownership by investment funds affiliated with CCMP and investments funds affiliated with Oak Hill of a substantial percentage of our common stock, provisions in our certificate of incorporation and bylaws and Delaware law could make it harder for a third party to acquire us, even if doing so might be beneficial to our stockholders. These provisions include a classified board of directors and the ability of our board of directors to issue preferred stock without stockholder approval that could be used to dilute a potential hostile acquiror. Our certificate of incorporation imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock other than investment funds affiliated with CCMP. As a result, you may lose your ability to sell your stock for a price in excess of the prevailing market price due to these protective measures, and efforts by stockholders to change the direction or management of the company may be unsuccessful.

Our certificate of incorporation designates courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our certificate of incorporation provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware (the “Court of Chancery”) is the sole and exclusive forum for:
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any derivative action or proceeding brought on our behalf;

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any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders;

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any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware, our certificate of incorporation or our bylaws; or

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any other action asserting a claim against us that is governed by the internal affairs doctrine (each, a “Covered Proceeding”).

In addition, our certificate of incorporation provides that if any action the subject matter of which is a Covered Proceeding is filed in a court other than the specified Delaware courts (each, a “Foreign Action”), the claiming party will be deemed to have consented to (i) the personal jurisdiction of the specified Delaware courts in connection with any action brought in any such courts to enforce the exclusive forum provision described above (an “FSC Enforcement Action”) and (ii) having service of process made upon such claiming party in any such FSC Enforcement Action by service upon such claiming party’s counsel in the Foreign Action as agent for such claiming party.
Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to these provisions.
These provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.
Our certificate of incorporation contains a provision renouncing our interest and expectancy in certain corporate opportunities, which could adversely impact our business.
CCMP and the members of our board of directors who are affiliated with CCMP, by the terms of our certificate of incorporation, are not required to offer us any corporate opportunity of which they become aware and can take any such corporate opportunity for themselves or offer it to other companies in which they have an investment. We, by the terms of our certificate of incorporation, expressly renounce any interest or expectancy in any such corporate opportunity to the extent permitted under applicable law, even if the opportunity is one that we or our subsidiaries might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. Our certificate of incorporation may not be amended to eliminate our renunciation of any such corporate opportunity arising prior to the date of any such amendment.
CCMP is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if CCMP allocates attractive corporate opportunities to themselves or their affiliates instead of to us.
We may not pay dividends on our common stock and, consequently, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.
We have not paid any cash dividends on our common stock to date. Our board of directors may decide to retain future earnings, if any, for future operations, expansion and debt repayment and may not pay any special or regular dividends for the foreseeable future. Any decision to declare and pay special or regular dividends will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our credit facilities and outstanding notes. As a result, you may not receive any return on an investment in our common stock unless you sell your common stock for a price greater than that which you paid for it.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain disclosures related to acquisitions, refinancing, capital expenditures, resolution of pending litigation, and realization of deferred tax asserts contained in this prospectus supplement and the information incorporated herein by reference may involve substantial risks and uncertainties and may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include statements regarding our future financial position, business strategy, budgets, projected costs, plans and objectives of management for future operations. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “continue,” “project,” or the negative of such terms or other similar expressions.
These forward-looking statements are not historical facts, but rather are based on our current expectations, assumptions, and projections about future events. Although we believe that the expectations, assumptions, and projections on which these forward-looking statements are based are reasonable, they nonetheless could prove to be inaccurate, and as a result, the forward-looking statements based on those expectations, assumptions, and projections also could be inaccurate. Forward-looking statements are not guarantees of future performance. Instead, forward-looking statements are subject to known and unknown risks, uncertainties, and assumptions that may cause our strategy, planning, actual results, levels of activity, performance, or achievements to be materially different from any strategy, planning, future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Actual results could differ materially from those currently anticipated as a result of a number of factors, including the risks and uncertainties discussed under the caption “Risk Factors” set forth in this prospectus supplement or otherwise included or incorporated by reference in the prospectus. Given these uncertainties, current or prospective investors are cautioned not to place undue reliance on any such forward-looking statements.
All forward-looking statements attributable to the Company, as defined herein, or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this prospectus supplement; they should not be regarded as a representation by the Company or any other individual. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this prospectus supplement might not occur or might be materially different from those discussed.

USE OF PROCEEDS
All of the common stock offered by the Selling Securityholders pursuant to this prospectus will be sold by the Selling Securityholders for their respective amounts. We will not receive any of the proceeds from these sales.
The Selling Securityholders will pay any underwriting discounts and commissions and expenses incurred by the Selling Securityholders for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Securityholders in disposing of the securities, except as otherwise provided in the Registration Rights Agreement. We will bear the costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our independent registered public accounting firms.

DIVIDEND POLICY
We have not paid any cash dividends on our common stock to date. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends will be within the discretion of the board of directors at such time.

SELLING SECURITYHOLDERS
The following table and footnotes set forth information with respect to the beneficial ownership of our common stock as of April 6, 2022 by each of the Selling Securityholders.
The percentage of beneficial ownership information shown in the table below is based upon 194,186,576 shares of common stock outstanding as of April 6, 2022 and assumes no exercise of the underwriters’ option to purchase additional shares of common stock. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the shares. Except as indicated in the footnotes to this table, we believe that each of the Selling Securityholders identified in the table below possesses sole voting and investment power over all shares shown as beneficially owned by such Selling Securityholder.
Selling Securityholders
Selling Securityholder	Shares of Common Stock Beneficially Owned Prior to Offering	%	Shares of Common Stock Offered	Shares of Common Stock Beneficially Owned After the Offered Shares are Sold	%
CCMP Capital Investors III, L.P. and related investment funds(1)	71,952,733	37.1%	10,737,158	61,215,575	31.5%
Oak Hill Capital Partners III, L.P. and related investment funds(2)	15,163,940	7.8%	2,262,842	12,901,098	6.6%

(1)
Includes 52,113,061 shares held by CCMP Capital Investors III, L.P. (“CCMP III”), 3,126,372 shares held by CCMP Capital Investors (Employee) III, L.P. (“CCMP III Employee”) and 16,713,300 shares held by CCMP Co-Invest III A, L.P. (“CCMP Co-Invest”, and collectively with CCMP III and CCMP III Employee, the “CCMP Investors”). The general partner of each of CCMP III and CCMP III Employee is CCMP Capital Associates III, L.P. (“CCMP Capital Associates”). The general partner of CCMP Co-Invest is CCMP Co-Invest III A GP, LLC (“CCMP Co-Invest GP”). The general partner of CCMP Capital Associates is CCMP Capital Associates III GP, LLC (“CCMP Capital Associates GP”). CCMP Capital Associates GP is wholly owned by CCMP Capital, LP. CCMP Capital, LP, is also the sole member of CCMP Co-Invest GP. The general partner of CCMP Capital, LP is CCMP Capital GP, LLC (“CCMP Capital GP”). CCMP Capital GP ultimately exercises voting and investment power over the shares held by the CCMP Investors. As a result, CCMP Capital GP may be deemed to share beneficial ownership with respect to the shares held by the CCMP Investors. The investment committee of CCMP Capital GP includes Joe Scharfenberger and Rich Zannino, each of whom serves as a director of the Company. Each of the CCMP entities has an address of c/o CCMP Capital Advisors, LP, 200 Park Avenue, 17th Floor, New York, New York 10166.

(2)
Includes 14,293,107 shares held by Oak Hill Capital Partners III, L.P., 469,419 shares held by Oak Hill Capital Management Partners III, L.P. and 401,414 shares held by OHCP III HC RO, L.P (collectively, the “Oak Hill Investors”). The general partner of each of the Oak Hill Investors is OHCP GenPar III, L.P. (“Oak Hill GP”). The general partner of Oak Hill GP is OHCP MGP Partners III, L.P. (“Oak Hill Capital GP”). The general partner of Oak Hill Capital GP is OHCP MGP III, Ltd. (“Oak Hill Capital UGP”). The three managing partners of Oak Hill, Tyler Wolfram, Brian Cherry and Steven Puccinelli, serve as the directors of Oak Hill Capital UGP and may be deemed to exercise voting and investment control over the shares held by the Oak Hill Investors. The address of Oak Hill is 65 East 55th Street, 32nd Floor, New York, New York 10022.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK
The following is a summary of the material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (defined below). This summary does not purport to be a complete analysis of all the potential tax considerations relevant to Non-U.S. Holders. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), the Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change at any time, possibly on a retroactive basis.
This summary assumes that shares of our common stock are held as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code. This summary does not purport to deal with all aspects of U.S. federal income and estate taxation that might be relevant to particular Non-U.S. Holders in light of their particular investment circumstances or status, nor does it address specific tax considerations that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, taxpayers subject to special tax accounting rules under Section 451(b) of the Internal Revenue Code, insurance companies, partnerships or other pass-through entities, certain U.S. expatriates, tax-exempt organizations, pension plans, “controlled foreign corporations”, “passive foreign investment companies”, corporations that accumulate earnings to avoid U.S. federal income tax, or persons in special situations, such as those who have elected to mark securities to market or those who hold common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment). In addition, except as explicitly addressed herein with respect to estate tax, this summary does not address estate and gift tax considerations, the Medicare contribution tax on net investment income, the alternative minimum tax, or considerations under the tax laws of any state, local or non-U.S. jurisdiction.
For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of common stock that for U.S. federal income tax purposes is not classified as a partnership and that, for U.S. federal income tax purposes, is not:
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an individual who is a citizen or resident of the United States;

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a corporation or any other organization taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or

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a trust if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of persons treated as its partners for U.S. federal income tax purposes will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities or arrangements that are classified as partnerships for U.S. federal income tax purposes and persons holding our common stock through a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes are urged to consult their own tax advisors.
There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain a ruling from the IRS with respect to the U.S. federal income or estate tax consequences to a Non-U.S. Holder of the purchase, ownership or disposition of our common stock.
THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE TAX ADVICE. NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAXATION, STATE, LOCAL AND NON-U.S. TAXATION AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Distributions on Our Common Stock
As discussed under “Dividend Policy” above, we do not currently intend to pay regular dividends on our common stock. However, we expect to reevaluate our dividend policy on a regular basis following this offering and may, subject to compliance with the covenants contained in our senior secured credit facilities and other considerations, determine to pay dividends in the future. In the event that we make a distribution of cash or property with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will constitute a return of capital and will first reduce the holder’s adjusted tax basis in our common stock, but not below zero. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “— Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.” Any such distribution would also be subject to the discussions below under the sections titled “—Additional Withholding and Reporting Requirements” and “— Backup Withholding and Information Reporting.”
Dividends paid to a Non-U.S. Holder generally will be subject to a 30% U.S. federal withholding tax unless such Non-U.S. Holder provides us or the applicable withholding agent, as the case may be, with the appropriate IRS Form W-8, such as:
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IRS Form W-8BEN or IRS Form W-8BEN-E (or successor forms) certifying, under penalties of perjury, a reduction in, or exemption from, withholding under an applicable income tax treaty, or

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IRS Form W-8ECI (or successor form) certifying, under penalties of perjury, that a dividend paid on common stock is not subject to withholding tax because it is effectively connected with a trade or business in the United States of the Non-U.S. Holder (in which case such dividend generally will be subject to regular U.S. tax rates as described below).

The certification requirement described above must be provided to us or the applicable withholding agent prior to the payment of dividends and may be required to be updated periodically. The certification also may require a Non-U.S. Holder that provides an IRS form or that claims treaty benefits to provide its U.S. taxpayer identification number. Special certification and other requirements apply in the case of certain Non-U.S. Holders that hold shares of our common stock through intermediaries or are pass-through entities for U.S. federal income tax purposes.
Each Non-U.S. Holder is urged to consult its own tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.
If dividends are effectively connected with a trade or business in the United States of a Non-U.S. Holder (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment), the Non-U.S. Holder, although exempt from the withholding tax described above (provided that the certification requirements described above are satisfied), generally will be subject to U.S. federal income tax on such dividends on a net income basis in the same manner as if it were a United States person, as defined under the Internal Revenue Code. In addition, if a Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the Non-U.S. Holder may be subject to an additional “branch profits tax” equal to 30% (unless reduced by an applicable income treaty) of its earnings and profits in respect of such effectively connected dividend income.
Non-U.S. Holders that do not timely provide us or the applicable withholding agent with the required certification, but which are eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.
Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock
Subject to the discussions below under the sections titled “— Additional Withholding and Reporting Requirements” and “— Backup Withholding and Information Reporting”, in general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized upon such holder’s sale, exchange or other taxable disposition of shares of our common stock unless (i) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met, (ii) we are or have been a “United States real property holding corporation”, as defined in the

Internal Revenue Code (a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period in the shares of our common stock, and certain other requirements are met, or (iii) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States).
If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition. If the third exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain on a net income basis in the same manner as if it were a resident of the United States and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to any earnings and profits attributable to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).
Generally, a corporation is a USRPHC if the fair market value of its United States real property interests (as defined in the Internal Revenue Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance in this regard, we believe that we are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we are or were to become a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock by reason of our status as USRPHC so long as our common stock is “regularly traded” (as defined by applicable Treasury regulations) on an established securities market at any time during the calendar year in which the disposition occurs and such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our common stock at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.
Additional Withholding and Reporting Requirements
Sections 1471 through 1474 of the Internal Revenue Code and the related Treasury regulations, together with other U.S. Treasury and IRS guidance issued thereunder and intergovernmental agreements, legislation, rules and other official guidance adopted pursuant to such intergovernmental agreements (collectively, “FATCA”) generally impose U.S. federal withholding at a rate of 30% on payments of dividends on our common stock on certain non-U.S. entities (including certain intermediaries) unless such persons establish that they are compliant with or exempt from FATCA. This regime requires, among other things, a broad class of persons to enter into agreements with the IRS to obtain, disclose and report information about their investors and account holders. An intergovernmental agreement between the U.S. and an applicable foreign country may, however, modify these requirements.
Under the applicable Treasury regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on shares of our common stock to such applicable non-U.S. entities that fail to establish they are compliant with or exempt from FATCA. While withholding under FATCA would have also applied to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019 by such applicable non-U.S. entities, proposed Treasury regulations eliminate FATCA withholding on payments of gross proceeds from the sale or other disposition of stock entirely. Taxpayers generally may rely on these proposed Treasury regulations until final Treasury regulations are issued.
Prospective investors should consult their own tax advisors regarding the possible impact of these rules on their investment in our common stock, and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.
Backup Withholding and Information Reporting
In general, information reporting will apply to distributions on our common stock paid to a Non-U.S. Holder and the tax withheld, if any, with respect to the distributions, regardless of whether such distributions constitute dividends. Non-U.S. Holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Internal Revenue Code) in order to avoid backup withholding at the applicable rate, currently 24%, with respect to dividends on our common stock. Dividends paid to Non-U.S. Holders subject to the U.S. withholding tax, as described above under the section titled “— Distributions on Our Common Stock,” generally will be exempt from U.S. backup withholding.
Information reporting and, depending on the circumstances, backup withholding will generally apply to the proceeds of a disposition of our common stock by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a Non-U.S. Holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a U.S. broker or a foreign broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Prospective investors should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.
Copies of information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or in which the Non-U.S. Holder is incorporated, under the provisions of a specific treaty or agreement.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder may be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.
Federal Estate Tax
Shares of our common stock that are owned (or treated as owned) by an individual who is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in such individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate or other tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

UNDERWRITING
Subject to the terms and conditions set forth in the underwriting agreement, dated the date of this prospectus supplement, between us, the Selling Securityholders and Jefferies LLC and Robert W. Baird & Co. Incorporated, as the representatives of the underwriters named below and the joint book-running managers of this offering, the Selling Securityholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the Selling Securityholders, the respective number of shares of common stock shown opposite its name below:
Underwriters	Number of Shares
Jefferies LLC	5,385,453
Robert W. Baird & Co. Incorporated	4,063,870
Stifel, Nicolaus & Company, Incorporated	2,048,454
Raymond James & Associates, Inc.	606,667
The Benchmark Company, LLC	606,667
CJS Securities, Inc.	288,889
Total	13,000,000
The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officer’s certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We and the Selling Securityholders have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.
The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the common stock as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the common stock, that you will be able to sell any of the common stock held by you at a particular time or that the prices that you receive when you sell will be favorable.
The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from the Selling Securityholders and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commission and Expenses
The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $0.27 per share of common stock. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $0.27 per share of common stock to certain brokers and dealers. After the offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.
The following table shows the public offering price, the underwriting discounts and commissions that the Selling Securityholders are to pay the underwriters and the proceeds, before expenses, to the Selling Securityholders in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	$10.00	$10.00	$130,000,000	$149,500,000
Underwriting discounts and commissions paid by the Selling Securityholders	$0.45	$0.45	$5,850,000	$6,727,500
Proceeds to the Selling Securityholders, before expenses	$9.55	$9.55	$124,150,000	$142,772,500
We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions payable by the Selling Securityholders, will be approximately $1,000,000. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $25,000. The underwriters have agreed to reimburse us for certain expenses incurred in connection with the offering.
Listing
Our common stock is listed on the Nasdaq Stock Market under the trading symbol “HLMN”.
Option to Purchase Additional Shares
The Selling Securityholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 1,950,000 shares from the Selling Securityholders at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above.
No Sales of Similar Securities
We, our officers, directors and holders of all or substantially all our outstanding capital stock and other securities have agreed, subject to specified exceptions, not to directly or indirectly:
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sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

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publicly announce an intention to do any of the foregoing for a period of 90 days after the date of this prospectus without the prior written consent of Jefferies LLC.

This restriction terminates after the close of trading of the common stock on and including the 90th day after the date of this prospectus.
Jefferies LLC may, in its sole discretion and at any time or from time to time before the termination of the 90-day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.
Stabilization
The underwriters have advised us that they, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.
“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our common stock in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of our common stock or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.
“Naked” short sales are sales in excess of the option to purchase additional shares of our common stock. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.
A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.
Neither we, the Selling Securityholders nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.
The underwriters may also engage in passive market making transactions in our common stock on the Nasdaq Stock Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.
Electronic Distribution
A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.
Other Activities and Relationships
The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses. Jefferies LLC, an affiliate of Jefferies Financial Group Inc., who was a sponsor for Landcadia III Holdings, Inc. (“Landcadia”), was an underwriter for Landcadia’s initial public offering. Jefferies Finance LLC, an affiliate of Jefferies LLC, is also a lender under our term loan and ABL revolving credit facilities, and the administrative agent under our term loan. Additionally, affiliates of certain of the other underwriters also serve as lenders under our debt facilities. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.
In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Disclaimers About Non-U.S. Jurisdictions
Notice to Prospective Investors in Canada
(A) Resale Restrictions
The distribution of shares in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the shares in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.
(B) Representations of Canadian Purchasers
By purchasing shares in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:
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the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 — Prospectus Exemptions,

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the purchaser is a “permitted client” as defined in National Instrument 31-103 — Registration Requirements, Exemptions and Ongoing Registrant Obligations,

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where required by law, the purchaser is purchasing as principal and not as agent, and the purchaser has reviewed the text above under Resale Restrictions.

(C) Conflicts of Interest
Canadian purchasers are hereby notified that the representatives are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105 — Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

(D) Statutory Rights of Action
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
(E) Enforcement of Legal Rights
All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.
(F) Taxation and Eligibility for Investment
Canadian purchasers of shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.
Notice to Prospective Investors in the European Economic Area
In relation to each Member State of the European Economic Area (each, a “Member State”), no offer of common stock may be made to the public in that Member State other than:
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to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

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to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters; or

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in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of common stock shall require us or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the underwriters and us that it is a “qualified investor” as defined in the Prospectus Regulation.
In the case of any common stock being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any common stock to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer of common stock to the public” in relation to any common stock in any Member State means the communication in any form and by means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase common stock, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).
Notice to Prospective Investors in France
Neither this prospectus nor any other offering material relating to the shares of common stock described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares of common stock have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares of common stock has been or will be:

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released, issued, distributed or caused to be released, issued or distributed to the public in France; or

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used in connection with any offer for subscription or sale of the shares of common stock to the public in France.

Such offers, sales and distributions will be made in France only:
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to qualified investors (investisseurs qualifiés) as defined by Article 2(e) of Regulation (EU) 2017/1129, as amended and/or to a restricted circle of investors (cercle restreint d’investisseurs) investing for their own account in accordance with Article L.411-2 of the French Code monétaire et financier;

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to investment services providers authorized to engage in portfolio management on behalf of third parties; or

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in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (offre au public de titres financiers).

The shares of common stock may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.
Notice to Prospective Investors in Hong Kong
No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (“CO”) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.
This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.
Notice to Prospective Investors in Japan
The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended) (FIEL), and the underwriters will not offer or sell any common stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.
Notice to Prospective Investors in Singapore
This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to

Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

(i)
to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)
where no consideration is or will be given for the transfer;

(iii)
where the transfer is by operation of law;

(iv)
as specified in Section 276(7) of the SFA; or

(v)
as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in the United Kingdom
No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:
(a)
to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)
in any other circumstances falling within Section 86 of the FSMA.

provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

LEGAL MATTERS
The validity of the issuance of the shares of common stock to be sold in this offering will be passed upon for us by Ropes & Gray LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP.
EXPERTS
The consolidated financial statements of Hillman Solutions Corp., Inc. as of December 25, 2021 and December 26, 2020, and for each of the years in the three-year period ended December 25, 2021, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
CHANGE IN AUDITOR
On July 29, 2021, the Audit Committee of the Board approved the engagement of KPMG LLP (“KPMG”) as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements for the year ending December 31, 2021 and dismissed Marcum LLP (“Marcum”) as the Company’s independent registered public accounting firm.
The reports of Marcum on Landcadia’s financial statements as of and for the fiscal years ended December 31, 2020 and December 31, 2019 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.
During Landcadia’s fiscal years ended December 31, 2020 and December 31, 2019 and during the subsequent interim period through July 29, 2021 (the date of dismissal of Marcum), there were no disagreements between Landcadia or the Company and Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.
During Landcadia’s fiscal year ending December 31, 2020 and December 31, 2019 and during the subsequent interim period through July 29, 2021 (the date of dismissal of Marcum), there were no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934, as amended) other than the material weakness in internal controls identified by management related to evaluating complex accounting issues, issued in connection with Landcadia’s initial public offering, which resulted in the restatement of Landcadia’s financial statements as set forth in Landcadia’s Form 10-K/A for the year ended December 31, 2020, as filed with the SEC on May 3, 2021.
The Company has provided Marcum with a copy of the foregoing disclosures and has requested that Marcum furnish the Company with a letter addressed to the SEC stating whether it agrees with the statements made by the Company set forth above. A copy of Marcum’s letter dated July 29, 2021 is filed as Exhibit 16.1 to the registration statement on Form S-1, as filed with the SEC on August 24, 2021.
On March 23, 2022, the Audit Committee of the Board approved the engagement of Deloitte & Touche LLP (“Deloitte”) as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements for the year ending December 31, 2022 and dismissed KPMG as the Company’s independent registered public accounting firm. The engagement of Deloitte is subject to Deloitte’s client acceptance procedures and execution of an engagement letter.
The audit reports of KPMG on the Company’s financial statements as of and for the fiscal years ended December 25, 2021 and December 26, 2020 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.
During the Company’s fiscal years ended December 25, 2021 and December 26, 2020 and during the subsequent interim period through March 23, 2022 there were no (1) disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and KPMG on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to KPMG’s satisfaction, would have caused KPMG to make reference in connection with their opinion to the subject matter of the disagreement, or (2) “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K), except for the material weakness in the Company’s internal control over financial reporting as disclosed in the Company’s annual report on Form 10-K for the year ended December 26, 2020 related to design and maintenance of effective controls over the completeness and accuracy of the accounting for, and disclosure of, the valuation allowance against deferred tax assets. In response to the material weakness, management implemented changes to its internal control over financial reporting to remediate the control deficiencies that gave rise to the material weakness. Those changes included the engagement of third party consultants to assist with technical tax accounting research and application of guidance, the addition of a committee to review technical accounting issues and ensure the Company has the appropriate subject matter experts engaged, and hiring additional personnel in our tax department. The Company has tested the newly implemented controls and found them to be effective, and therefore have concluded that as of December 25, 2021, the previously identified material weakness has been remediated.
During the Company’s fiscal years ended December 25, 2021 and December 26, 2020 and during the subsequent interim period through March 23, 2022, neither the Company, nor anyone on behalf of the Company, consulted with Deloitte with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the consolidated financial statements of the Company and its subsidiaries, and no written report or oral advice was provided by Deloitte to the Company that Deloitte concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue or (ii) any matter that was the subject of either a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).
The Company has provided KPMG with a copy of the foregoing disclosures and has requested that KPMG furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made by the Company set forth above. A copy of KPMG’s letter dated March 29, 2022 is filed as Exhibit 16.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on March 29, 2022.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock being offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement (including any post-effective amendments thereto) and its exhibits. Statements contained in this prospectus supplement or the accompanying prospectus as to the contents of any contract or other document are not necessarily complete. We are required to file annual, quarterly and current reports, proxy statements, and other information with the SEC. Such materials may be accessed electronically by means of the SEC’s website at www.sec.gov.
You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:
Hillman Solutions Corp.
10590 Hamilton Avenue,
Cincinnati, Ohio 45231
(513) 851-4900
Copies of these filings are also available, without charge, on the SEC’s website at www.sec.gov and on our website at www.hillmangroup.com as soon as reasonably practicable after they are filed electronically with the SEC. The information contained on our website is not a part of this prospectus supplement or the accompanying prospectus.

PROSPECTUS
HILLMAN SOLUTIONS CORP.
SECONDARY OFFERING OF
144,217,397 SHARES OF COMMON STOCK
This prospectus relates to the offer and sale, from time to time, by the selling securityholders named in this prospectus (the “Selling Securityholders”), or any of their permitted transferees, of (i) up to an aggregate of 37,500,000 shares of our common stock that were issued to certain investors (collectively, the “PIPE Investors”) in a private placement in connection with the closing of the Business Combination (as defined below); and (ii) up to an aggregate of 98,216,331 shares of our common stock otherwise held by the Selling Securityholders; (iii) up to an aggregate of 501,066 shares of our common stock that may be issued upon exercise of certain warrants to purchase common stock at an exercise price of $11.50 per share (the “public warrants”) issued by Landcadia Holdings III, Inc. (“Landcadia”) in its initial public offering (“Landcadia’s IPO”) held by certain of the Selling Securityholders; and (iv) up to an aggregate of 8,000,000 shares of our common stock that may be issued upon exercise of the private placement warrants at an exercise price of $11.50 per share that were originally sold to Jefferies Financial Group Inc., a New York corporation and TJF, LLC., a Delaware limited liability company (collectively the “Sponsors”) in a private placement consummated simultaneously with Landcadia’s IPO (the “private placement warrants”, together with the public warrants, the “warrants”) held by the Selling Securityholders, as further described in this prospectus. On November 22, 2021, we announced the redemption of the warrants included in this Registration Statement. As a result of the ensuing exercises of the warrants and the redemption of the remaining warrants, the Company had no warrants outstanding as of December 22, 2021. This prospectus also covers any additional securities that may become issuable by reason of share splits, share dividends or other similar transactions.
We will not receive any proceeds from the sale of shares of common stock or warrants by the Selling Securityholders pursuant to this prospectus. However, we will pay the expenses, other than underwriting discounts and commissions and certain expenses incurred by the Selling Securityholders in disposing of the securities, associated with the sale of securities pursuant to this prospectus.
Our registration of the securities covered by this prospectus does not mean that either we or the Selling Securityholders will issue, offer or sell, as applicable, any of the securities. The Selling Securityholders and any of their permitted transferees may offer and sell the securities covered by this prospectus in a number of different ways and at varying prices. Additional information on the Selling Securityholders, and the times and manner in which they may offer and sell the securities under this prospectus, is provided under “Selling Securityholders” and “Plan of Distribution” in this prospectus.
You should read this prospectus and any prospectus supplement or amendment carefully before you invest in our securities.
Our common stock is listed on Nasdaq under the symbol “HLMN”. On March 25, 2022, the closing price of our common stock was $10.78 per share.
Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 12 of this prospectus.
Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is March 28, 2022.

i

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement on Form S-1 that we filed with the SEC using a “shelf” registration process. Under this shelf registration process, we and the Selling Securityholders and their permitted transferees may, from time to time, issue, offer and sell, as applicable, any combination of the securities described in this prospectus in one or more offerings.
The Selling Securityholders may use the shelf registration statement to sell up to an aggregate of 144,217,397 shares of our common stock. The Selling Securityholders and their permitted transferees may use the shelf registration statement to sell such securities from time to time through any means described in the section entitled “Plan of Distribution.” More specific terms of any securities that the Selling Securityholders and their permitted transferees offer and sell may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the common stock being offered and the terms of the offering.
A prospectus supplement or post-effective amendment may also add, update or change information included in this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in such prospectus supplement or post-effective amendment modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus. You should rely only on the information contained in this prospectus, any applicable prospectus supplement, post-effective amendment or any related free writing prospectus. See “Where You Can Find More Information.”
Neither we nor the Selling Securityholders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus, any accompanying prospectus supplement or any free writing prospectus we have prepared. We and the Selling Securityholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy securities, in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement is accurate only as of the date on the front of those documents only, regardless of the time of delivery of this prospectus or any applicable prospectus supplement, or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.
For investors outside the U.S., neither we nor the Selling Securityholders have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the U.S. Persons outside the U.S. who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our securities and the distribution of this prospectus outside the U.S.
This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

SELECTED DEFINITIONS
Unless the context otherwise requires, in this prospectus, references to “Hillman”, the “Company”, “us”, “we”, “our” and any related terms prior to the closing of the Business Combination are intended to mean Landcadia Holdings III, Inc., a Delaware corporation, and its consolidated subsidiaries and after the closing of the Business Combination are intended to mean Hillman Solutions Corp., a Delaware corporation, and its consolidated subsidiaries.
“Business Combination” means the Merger and the other transactions contemplated by the Merger Agreement.
“Closing” means the closing of the Business Combination.
“Combined Entity” means Landcadia after giving effect to the Business Combination, including Hillman and any other direct or indirect subsidiaries of Hillman.
“common stock” means the common stock, par value $0.0001 per share, of Hillman Solutions Corp. following the Business Combination; such common stock was previously designated Class A common stock of Landcadia, and which includes any of the shares of Class B common stock of Landcadia that were converted into Class A common stock in connection with the Closing pursuant to the amended and restated certificate of incorporation of Landcadia prior to the Business Combination.
“DGCL” means the Delaware General Corporation Law, as amended.
“Effective Time” means the effective time of the Merger in accordance with the Merger Agreement.
“Exchange Act” means Securities Exchange Act of 1934, as amended.
“Hillman Holdco” means HMAN Group Holdings Inc., a Delaware corporation.
“KPMG” means KPMG LLP, Hillman’s independent auditor.
“Landcadia” means Landcadia Holdings III, Inc., a Delaware corporation, which was renamed “Hillman Solutions Corp.” in connection with the Closing.
“Landcadia IPO” means Landcadia’s initial public offering.
“Marcum” means Marcum LLP, Landcadia’s independent auditor.
“Merger” means the merger of Merger Sub with and into Hillman Holdco, with Hillman Holdco continuing as the surviving corporation and as a wholly-owned subsidiary of Hillman, in accordance with the terms of the Merger Agreement.
“Merger Agreement” means the Agreement and Plan of Merger, dated as of January 24, 2021 (as amended on March 12, 2021), by and among Landcadia, Merger Sub, Hillman Holdco and CCMP Sellers’ Representative, LLC, a Delaware limited liability company in its capacity as the Stockholder Representative thereunder (the “Stockholder Representative”).
“Merger Sub” means Helios Sun Merger Sub, Inc., a Delaware corporation and a direct, a wholly-owned subsidiary of Landcadia.
“PIPE Investment” refers to the sale of shares of newly issued Class A common stock to the PIPE Investors in a private placement that was consummated simultaneously with the closing of the Business Combination.
“PIPE Investors” means the investors in the PIPE Investment.
“PIPE Subscription Agreements” means the subscription agreements, dated January 24, 2021, by and among Landcadia and the investors named therein relating to the PIPE Investment.
“private placement warrants” means 8,000,000 warrants to purchase shares of common stock issued to Sponsors in the Private Placement, which entitles the holder thereof to purchase one share of common stock for $11.50 per share.

“Private Placement” means the private placement consummated simultaneously with the Landcadia IPO in which Landcadia issued to the Sponsor the private placement warrants.
“public warrants” means warrants underlying the Units issued in the Landcadia IPO, which entitles the holder thereof to purchase one share of common stock for $11.50 per share.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Sponsors” means Jefferies Financial Group Inc., a New York corporation and TJF, LLC., a Delaware limited liability company.
“Units” means Units issued in the Landcadia IPO, including any overallotment securities acquired by Landcadia’s underwriters, consisting of one share of Class A common stock and one third of a public warrant.
“Warrants” means any of the private placement warrants and the public warrants.
“Stockholder Representative” means CCMP Sellers’ Representative, LLC, a Delaware limited liability company in its capacity as the Stockholder Representative under the Merger Agreement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain disclosures related to acquisitions, refinancing, capital expenditures, resolution of pending litigation, and realization of deferred tax asserts contained in this prospectus involve substantial risks and uncertainties and may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include statements regarding our future financial position, business strategy, budgets, projected costs, plans and objectives of management for future operations. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “continue,” “project,” or the negative of such terms or other similar expressions.
These forward-looking statements are not historical facts, but rather are based on our current expectations, assumptions, and projections about future events. Although we believe that the expectations, assumptions, and projections on which these forward-looking statements are based are reasonable, they nonetheless could prove to be inaccurate, and as a result, the forward-looking statements based on those expectations, assumptions, and projections also could be inaccurate. Forward-looking statements are not guarantees of future performance. Instead, forward-looking statements are subject to known and unknown risks, uncertainties, and assumptions that may cause our strategy, planning, actual results, levels of activity, performance, or achievements to be materially different from any strategy, planning, future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Actual results could differ materially from those currently anticipated as a result of a number of factors, including the risks and uncertainties discussed under the caption “Risk Factors” set forth in this prospectus. Given these uncertainties, current or prospective investors are cautioned not to place undue reliance on any such forward-looking statements.
All forward-looking statements attributable to the Company, as defined herein, or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this prospectus; they should not be regarded as a representation by the Company or any other individual. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this prospectus might not occur or might be materially different from those discussed.

SUMMARY OF THE PROSPECTUS
This summary highlights selected information from this prospectus and does not contain all of the information that is important to you in making an investment decision. This summary is qualified in its entirety by the more detailed information included in this prospectus. Before making your investment decision with respect to our securities, you should carefully read this entire prospectus, including the information under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Hillman,” and the financial statements included elsewhere in this prospectus.
The Company
Hillman Solutions Corp. and its wholly-owned subsidiaries (collectively, “Hillman” or “Company”) are one of the largest providers of hardware related products and related merchandising services to retail markets in North America. Our principal business is operated through our wholly-owned subsidiary, The Hillman Group, Inc. and its wholly-owned subsidiaries (collectively, “Hillman Group”), which had net sales of approximately $1,426.0 million in 2021. Hillman Group sells its products to hardware stores, home centers, mass merchants, pet supply stores, and other retail outlets principally in the United States, Canada, Mexico, Latin America, and the Caribbean. Product lines include thousands of small parts such as fasteners and related hardware items; threaded rod and metal shapes; keys, key duplication systems, and accessories; builder’s hardware; personal protective equipment, such as gloves and eye-wear; and identification items, such as tags and letters, numbers, and signs. We support product sales with services that include design and installation of merchandising systems, maintenance of appropriate in-store inventory levels, and break-fix for our robotics kiosks.
Our headquarters are located at 10590 Hamilton Avenue, Cincinnati, Ohio. We maintain a website at www.hillmangroup.com. Information contained or linked on our website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.
Background
The Company, was originally named Landcadia Holdings III, Inc., a Delaware corporation (“Landcadia”), and was established as a special purpose acquisition company, which completed its initial public offering in October 2020. Landcadia was incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, and, prior to the Business Combination, the Company was a “shell company” as defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), because it had no operations and nominal assets consisting almost entirely of cash.
On July 14, 2021, Landcadia consummated the Business Combination pursuant to the terms of the Merger Agreement, including the merger of Merger Sub with and into Hillman Holdco, with Hillman Holdco continuing as the surviving corporation and as a wholly-owned subsidiary of Hillman, in accordance with the terms of the Merger Agreement. Unless the context indicates otherwise, the discussion of the Company and its financial condition and results of operations is with respect to Hillman following the closing date and Hillman Holdco prior to the closing date. See Note 3 — Merger Agreement of the Notes to Consolidated Financial Statements for additional information.
In connection with the Closing, Landcadia changed its name to “Hillman Solutions Corp.” and each outstanding share of Class A common stock, including any shares of Class B common stock that were converted into shares of Class A common stock, were redesignated as common stock. We continued the listing of our common stock and public warrants on the Nasdaq Stock Market under the symbols “HLMN” and “HLMNW”, respectively. Prior to the Closing, our Class A common stock, public warrants and units were listed on the Nasdaq Stock Market under the symbols “LCY”, “LCYAW” and “LCYAU”, respectively. On December 22, 2022, the public warrants ceased trading on the Nasdaq Stock Market under the symbol “HLMNW” were delisted.
The rights of holders of our common stock and warrants are governed by our third amended and restated certificate of incorporation, our amended and restated bylaws and the Delaware General Corporation Law (the “DGCL”), and in the case of the warrants, the Amended and Restated Warrant

Agreement, dated November 13, 2020 by and between Landcadia and Continental Stock Transfer & Trust Company, as warrant agent. See the sections entitled “Description of Securities” and “Selling Securityholders.”
Risk Factors
Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors”, which represent challenges that we face in connection with the successful implementation of our strategy and growth of our business. The occurrence of one or more of the events or circumstances described in that section, alone or in combination with other events or circumstances, may have a material adverse effect on our business, cash flows, financial condition and results of operations. Some of the risks related Hillman’s business and industry are summarized below. References in the summary below to “we”, “us”, “our” and “the Company” generally refer to Landcadia prior to the Business Combination or Hillman in the present tense.
•
Unfavorable economic conditions may adversely affect our business, results of operations, financial condition, and cash flows.

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The COVID-19 pandemic has had a material impact on our business and could have a further material adverse effect on our business, financial condition and results of operations.

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We operate in a highly competitive industry, which may have a material adverse effect on our business, financial condition, and results of operations.

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To compete successfully, we must develop and commercialize a continuing stream of innovative new products that create consumer demand.

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Our business may be adversely affected by seasonality.

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Because our business is working capital intensive, we rely on our ability to manage our product purchasing and customer credit policies.

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We are subject to inventory management risks; insufficient inventory may result in lost sales opportunities or delayed revenue, while excess inventory may harm our gross margins.

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We have substantial fixed costs and, as a result, our operating income is sensitive to changes in our net sales.

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Large customer concentration and the inability to penetrate new channels of distribution could adversely affect our business.

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Successful sales and marketing efforts depend on our ability to recruit and retain qualified employees.

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Increases in labor costs, potential labor disputes and work stoppages or an inability to hire skilled distribution, sales and other personnel could adversely affect our business.

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We are exposed to adverse changes in currency exchange rates.

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Our results of operations could be negatively impacted by inflation or deflation in the cost of raw materials, freight, and energy.

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We are subject to the risks of doing business internationally.

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Our business is subject to risks associated with sourcing product from overseas.

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Acquisitions have formed a significant part of our growth strategy in the past and may continue to do so. If we are unable to identify suitable acquisition candidates, successfully integrate an acquired business, or obtain financing needed to complete an acquisition, our growth strategy may not succeed.

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If we were required to write down all or part of our goodwill or indefinite-lived trade names, our results of operations could be materially adversely affected.

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Our success is highly dependent on information and technology systems.

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Unauthorized disclosure of sensitive or confidential customer, employee, supplier, or Company information, whether through a breach of our computer systems, including cyber-attacks or otherwise, could severely harm our business.

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Failure to adequately protect intellectual property could adversely affect our business.

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Our success depends in part on our ability to operate without infringing or misappropriating the proprietary rights of others, and if we are unable to do so we may be liable for damages.

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Recent changes in United States patent laws may limit our ability to obtain, defend, and or enforce our patents.

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Regulations related to conflict minerals could adversely impact our business.

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Future changes in financial accounting standards may significantly change our reported results of operations.

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Future tax law changes and tax audits may materially increase our prospective income tax expense.

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We are subject to legal proceedings and legal compliance risks.

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Increases in the cost of employee health benefits could impact our financial results and cash flows.

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If we become subject to material liabilities under our self-insured programs, our financial results may be adversely affected.

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We occupy most of our locations under long-term non-cancelable leases. We may be unable to renew leases on favorable terms or at all. Also, if we close a location, we may remain obligated under the applicable lease.

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Upon consummation of the Business Combination, we will have significant indebtedness that could affect operations and financial condition and prevent us from fulfilling our obligations under our indebtedness.

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Despite current indebtedness levels, we may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

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We rely on available borrowings under the asset-based revolving credit facility (“ABL Revolver”) for cash to operate our business, and the availability of credit under the ABL Revolver may be subject to significant fluctuation.

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The failure to meet certain financial covenants required by our credit agreements may materially and adversely affect assets, financial position, and cash flows.

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We are subject to fluctuations in interest rates.

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Restrictions imposed by our senior secured credit facilities and our other outstanding indebtedness, may limit our ability to operate our business and to finance our future operations or capital needs or to engage in other business activities.

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We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

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Our ability to repay our debt is affected by the cash flow generated by our subsidiaries.

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Volatility and weakness in bank and capital markets may adversely affect credit availability and related financing costs for us.

Corporate Information
Our principal executive offices are located at 10590 Hamilton Avenue, Cincinnati, OH 45231. Our telephone number is (513) 851-4900, and our website address is www.hillmangroup.com. Information contained on our website or connected thereto is provided for textual reference only and does not constitute part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.

SUMMARY HISTORICAL FINANCIAL INFORMATION OF HILLMAN
Hillman is providing the following summary historical financial information to assist you in your analysis of the financial aspects of the Business Combination.
Hillman’s balance sheet data for the years ended December 25, 2021, December 26, 2020 and December 28, 2019 and statement of operations data as of and for the years ended December 25, 2021, December 26, 2020 and December 28, 2019 are derived from Hillman’s audited financial statements included in this prospectus.
The information should be read in conjunction with Hillman’s financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Hillman” contained elsewhere in this prospectus. Hillman’s historical results are not necessarily indicative of future results, and the results for any interim period are not necessarily indicative of the results that may be expected for a fiscal year.
(dollars in thousands, except per share amounts)
	Year Ended December 25, 2021	Year Ended December 26, 2020	Year Ended December 28, 2019
Statement of Operations Data:
Net sales	$1,425,967	$1,368,295	$1,214,362
Cost of sales (exclusive of depreciation and amortization shown separately below)	859,557	781,815	693,881
Selling, general and administrative expenses	437,875	398,472	382,131
Depreciation	59,400	67,423	65,658
Amortization	61,329	59,492	58,910
Management fees to related party	270	577	562
Other (income) expense	(2,778)	(5,250)	5,525
Income from operations	10,314	65,766	7,695
Gain on change in fair value of warrant liability	(14,734)	—	—
Interest expense, net	61,237	86,774	101,613
Interest expense on junior subordinated debentures	7,775	12,707	12,608
Investment income on trust common securities	(233)	(378)	(378)
Loss (income) on mark-to-market adjustment of interest rate swap	(1,685)	601	2,608
Refinancing costs	8,070	—	—
Loss before income taxes	(50,116)	(33,938)	(108,756)
Income tax benefit	(11,784)	(9,439)	(23,277)
Net loss	$(38,332)	$(24,499)	$(85,479)
Basic and diluted loss per share	$(0.28)	$(0.27)	$(0.96)
Weighted average basic and diluted shares outstanding	134,699	89,891	89,444
Net loss from above	$(38,332)	$(24,499)	$(85,479)
Other comprehensive income:
Foreign currency translation adjustments	(283)	2,652	5,550
Hedging activity	2,517	—	—
Total other comprehensive income	2,234	2,652	5,550
Comprehensive loss	$(36,098)	$(21,847)	$(79,929)

	Year Ended December 25, 2021	Year Ended December 26, 2020	Year Ended December 28, 2019
Balance Sheet Data:
Total assets	2,562,922	2,468,618	2,437,983
Total current liabilities	277,296	311,911	208,868
Total liabilities	1,412,827	2,104,031	2,064,014
Working capital	391,013	241,796	231,803
Total stockholder’s equity	1,150,095	364,587	373,969
	Year Ended December 25, 2021	Year Ended December 26, 2020	Year Ended December 28, 2019
Statement of Cash Flows Data:
Net cash (used for) provided by operating activities	(110,254)	92,080	52,359
Net cash (used for) provided by investing activities	(90,454)	(46,074)	(53,488)
Net cash (used for) provided by financing activities	193,329	(45,104)	(7,053)

THE OFFERING
We are registering the resale by the Selling Securityholders or their permitted transferees of up to 144,217,397 shares of our common stock. Any investment in the securities offered hereby is speculative and involves a high degree of risk. You should carefully consider the information set forth under “Risk Factors” on page 13 of this prospectus.
Resale of Common Stock
Shares of our common stock outstanding prior to the exercise of all warrants
187,569,511 shares1
Shares of common stock offered by the Selling Securityholders (including 135,716,311 outstanding shares of common stock and 8,501,066 shares of common stock that may be issued upon exercise of warrants)
144,217,397 shares
Use of proceeds
We will not receive any proceeds from the sale of the common stock and warrants to be offered by the Selling Securityholders. With respect to shares of common stock underlying the warrants, we will not receive any proceeds from such shares except with respect to amounts received by us upon exercise of such warrants to the extent such warrants are exercised for cash.
Lock-up agreements
Certain of our stockholders are subject to certain restrictions on transfer until the termination of applicable lock-up periods. See “Securities Act Restrictions on Resale of Securities —  Lock-up Agreements” for further discussion.
Ticker symbol
“HLMN” for the common stock.

1
The number of shares of common stock outstanding is based on 187,569,511 shares of common stock outstanding as of August 10, 2021 and does not include:

•
21,674,324 shares of common stock reserved for issuance for awards in accordance with the 2021 Equity Incentive Plan; and

•
1,140,754 shares of common stock reserved for issuance pursuant to the 2021 Employee Stock Purchase Plan.

On March 15, 2022, after giving effect to the exercise and redemption of the warrants, 193,995,320 shares of common stock were outstanding.

MARKET PRICE, TICKER SYMBOL AND DIVIDEND INFORMATION
Market Price and Ticker Symbol
Our common stock is currently listed on Nasdaq under the symbol “HLMN”.
The closing price of the common stock on March 25, 2022, was $10.78.
Holders
As of March 14, 2022, there were 39 holders of record of our common stock. In addition to holders of record of our common stock we believe there is a substantially greater number of “street name” holders or beneficial holders whose common stock is held of record by banks, brokers and other financial institutions.
Dividend Policy
We have not declared or paid any cash dividends on our common stock to date. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends will be within the discretion of the board of directors at such time.

RISK FACTORS
You should carefully consider the following risks. However, the risks set forth below are not the only risks that we face, and we face other risks which have not yet been identified or which are not yet otherwise predictable. If any of the following risks occur or are otherwise realized, our business, financial condition, and results of operations could be materially adversely affected. You should carefully consider the risks described below and all other information in this prospectus, including our Consolidated Financial Statements and the related Notes to Consolidated Financial Statements and schedules thereto.
Risks Relating to Our Business
Supply and demand for our products is influenced by general economic conditions and trends in spending on repair and remodel home projects, new home construction, and personal protective equipment. Adverse trends in, among other things, the general health of the economy, consumer confidence, interest rates, repair and remodel home projects, new home construction activity, commercial construction activity and the use of personal protective equipment could adversely affect our business.
Demand for our products is impacted by general economic conditions in North America and other international markets including, without limitation, inflation, recession, instability in financial or credit markets, the level of consumer debt, interest rates, discretionary spending and the ability of our customers to obtain credit. We are particularly impacted by spending trends in existing home sales, new home construction activity, home repair and remodel activity, commercial construction and demand for personal protective equipment including masks and cleaning supplies. While we believe consumer preferences have increased spending on the home and personal protective equipment, the level of spending could decrease in the future. Our customers, suppliers, and other parties with whom we do business are also impacted by the foregoing conditions and adverse changes may result in financial difficulties leading to restructurings, bankruptcies, liquidations, and other unfavorable events for our customers, suppliers, and other service providers. Adverse trends in any of the foregoing factors could reduce our sales, adversely impact the mix of our sales or increase our costs which could have a material adverse effect on our business, financial condition and results of operations.
The COVID-19 pandemic could have a material adverse effect on our business, financial condition and results of operations.
In December 2019, a strain of coronavirus, now known as COVID-19, was reported to have surfaced in Wuhan, China. Since that time, the widespread and sustained transmission of the virus has reached global pandemic status. In response to the pandemic, many national and international health agencies have recommended, and many countries and state, provincial and local governments have implemented, various measures, including travel bans and restrictions, limitations on public and private gatherings, business closures or operating restrictions, social distancing, and shelter-in-place orders.
Given the ongoing and dynamic nature of the COVID-19 virus and the worldwide response related thereto, it is difficult to predict the full impact of the ongoing COVID-19 pandemic on our business.
We could experience future reductions in demand for our products depending on the future course of the pandemic and related actions taken to curb its spread.
The increased demand for imported goods driven by a shift in consumer spending has also stressed the global supply chain from factory production capacity to transportation availability. The impact of a continued COVID-19 outbreak or sustained measures taken to limit or contain the outbreak could have a material adverse effect on our business, financial condition, results of operations and cash flows. Our suppliers could fail to deliver product in a timely manner as a result of disruption to the global supply chain due to the ongoing COVID-19 pandemic. If such failures occur, we may be unable to provide products when requested by our customers. Our business could be substantially disrupted if we were required to, or chose to, replace the products from one or more major suppliers with products or services from another source, especially if the replacement became necessary on short notice. Any such disruption could increase our costs, decrease our operating efficiencies and have a material adverse effect on our business, results of operations and financial condition.

The extent to which the ongoing COVID-19 pandemic impacts us will depend on numerous evolving factors and future developments that we are not able to predict, including:
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the duration of the pandemic, including the ability of governments and health care providers to timely distribute available vaccines and the efficacy of such vaccines;

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governmental, business and other actions (which could include limitations on our operations or mandates to provide products or services) taken to limit the reach of the virus and the impact of the pandemic;

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the impact on our supply chain;

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the impact on our contracts with customers and suppliers, including potential disputes over whether COVID-19 constitutes a force majeure event;

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the impact of the pandemic on worldwide economic activity;

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the health of and the effect on our workforce and our ability to meet the staffing needs of our critical functions, particularly if members of our work force are infected with COVID-19, quarantined as a result of exposure to COVID-19 or unable to work remotely in areas subject to shelter-in-place orders;

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the health and effect on our distribution network staff, if we need to close any of our facilities or a critical number of our employees become too ill to work;

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any impairment in value of our tangible or intangible assets that could be recorded as a result of a weaker economic conditions; and

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the potential effects on our internal controls including those over financial reporting as a result of changes in working environments such as shelter-in-place and similar orders that are applicable to our team members and business partners, among others.

We operate in a highly competitive industry, which may have a material adverse effect on our business, financial condition, and results of operations.
The retail industry is highly competitive, with the principal methods of competition being product innovation, price, quality of service, quality of products, product availability and timeliness, credit terms, and the provision of value-added services, such as merchandising design, in-store service, and inventory management. We encounter competition from a large number of regional and national distributors which could adversely affect our business, financial condition, and results of operations.
To compete successfully, we must develop and commercialize a continuing stream of innovative new products that create consumer demand.
Our long-term success in the current competitive environment depends on our ability to develop and commercialize a continuing stream of innovative new products, including those in our new mass merchant fastener program, which create and maintain consumer demand. We also face the risk that our competitors will introduce innovative new products that compete with our products. Our strategy includes increased investment in new product development and continued focus on innovation. There are, nevertheless, numerous uncertainties inherent in successfully developing and commercializing innovative new products on a continuing basis, and new product launches may not provide expected growth results.
Our business may be adversely affected by seasonality.
In general, we have experienced seasonal fluctuations in sales and operating results from quarter to quarter. Typically, the first calendar quarter is the weakest due to the effect of weather on home projects and the construction industry. If adverse weather conditions persist on a regional or national basis into the second or other calendar quarters, our business, financial condition, and results of operations may be materially adversely affected.
Because our business is working capital intensive, we rely on our ability to manage our product purchasing and customer credit policies.
Our operations are working capital intensive, and our inventories, accounts receivable and accounts payable are significant components of our net asset base. We manage our inventories and accounts payable through our purchasing policies and our accounts receivable through our customer credit policies. If we fail to adequately manage our product purchasing or customer credit policies, our working capital and financial condition may be adversely affected.
We are subject to inventory management risks: insufficient inventory may result in increased costs, lost sales and lost customers, while excess inventory may increase our costs.
We balance the need to maintain inventory levels that are sufficient to maintain superior customer fulfillment levels against the risk and financial costs of carrying excess inventory levels. In order to successfully manage our inventories, we must estimate demand from our customers at the product level and timely purchase products in quantities that substantially correspond to that demand. If we overestimate demand and purchase too much of a particular product, we could have excess inventory handling costs, distribution center capacity constraints and inventory that we cannot sell profitably. In addition, we may have to write down such inventory if we are unable to sell it for its recorded value. By contrast, if we underestimate demand and purchase insufficient quantities of a product, and/or do not maintain enough inventory of a product we may not be able to fulfill customer orders on a timely basis which could result in fines, the loss of sales and ultimately loss of customers for those products as they turn to our competitors. Our business, financial condition and results of operations could suffer a material adverse effect if either or both of these situations occur frequently or in large volumes.
We have substantial fixed costs and, as a result, our operating income is sensitive to changes in our net sales.
A significant portion of our expenses are fixed costs (including personnel), which do not fluctuate with net sales. Consequently, a percentage decline in our net sales could have a greater percentage effect on our operating income if we do not act to reduce personnel or take other cost reduction actions. Any decline in our net sales would cause our profitability to be adversely affected.
Large customer concentration and the inability to penetrate new channels of distribution could adversely affect our business.
Our two largest customers constituted approximately $679.1 million of net sales and $50.4 million of the year-end accounts receivable balance for 2021. Both of these customers are big box chain stores. Our results of operations depend greatly on our ability to maintain existing relationships and arrangements with these big box chain stores. To the extent that the big box chain stores are materially adversely impacted by the changing retail landscape, this could have a negative effect on our results of operations. These two customers have been key components of our growth and failure to maintain fulfillment and service levels or relationships with these customers could result in a material loss of business. Our inability to penetrate new channels of distribution, including ecommerce, may also have a negative impact on our future sales and business.
Successful sales and marketing efforts depend on our ability to recruit and retain qualified employees.
The success of our efforts to grow our business depends on the contributions and abilities of key executives, our sales force, and other personnel, including the ability of our sales force to achieve adequate customer coverage. We must therefore continue to recruit, retain, and motivate management, sales, and other personnel to maintain our current business and to support our projected growth. A shortage of these key employees might jeopardize our ability to implement our growth strategy.
Increases in labor costs, potential labor disputes and work stoppages or an inability to hire skilled distribution, sales and other personnel could adversely affect our business.
An increase in labor costs, work stoppages or disruptions at our facilities or those of our suppliers or transportation service providers, or other labor disruptions, could decrease our sales and increase our expenses. In addition, although our employees are not represented by a union, our labor force may become subject to labor union organizing efforts, which could cause us to incur additional labor costs and increase the related risks that we now face.

A significant increase in the salaries and wages paid by competing employers could result in a reduction of our labor force, increases in the salaries and wages that we must pay or both. If we are unable to hire warehouse, distribution, sales and other personnel, our ability to execute our business plan, and our results of operations, would suffer.
We are exposed to adverse changes in currency exchange rates.
Exposure to foreign currency risk exists because we, through our global operations, enter into transactions and make investments denominated in multiple currencies. Our predominant exposures are in Canadian, Mexican, and Asian currencies, including the Chinese Yuan (“CNY”). In preparing our Consolidated Financial Statements for foreign operations with functional currencies other than the U.S. dollar, asset and liability accounts are translated at current exchange rates and income and expenses are translated using weighted-average exchange rates. With respect to the effects on translated earnings, if the U.S. dollar strengthens relative to local currencies, our earnings could be negatively impacted. We do not make a practice of hedging our non-U.S. dollar earnings.
We source many products from China and other Asian countries for resale in other regions. To the extent that the CNY or other currencies appreciate with respect to the U.S. dollar, we may experience cost increases on such purchases. The U.S. dollar decreased in value relative to the CNY by 2.6% in 2021, decreased by 6.5% in 2020 and increased by 1.7% in 2019. Significant appreciation of the CNY or other currencies in countries where we source our products could adversely impact our profitability. In addition, our foreign subsidiaries in Canada and Mexico may purchase certain products from their vendors denominated in U.S. dollars. If the U.S. dollar strengthens compared to the local currencies, it may result in margin erosion. We have a practice of hedging some of our Canadian subsidiary’s purchases denominated in U.S. dollars. We may not be successful at implementing customer pricing or other actions in an effort to mitigate the related cost increases and thus our results of operations may be adversely impacted.
Our results of operations could be negatively impacted by inflation or deflation in supply chain costs, including raw materials, sourcing, transportation and energy.
Our products are manufactured of metals, including but not limited to steel, aluminum, zinc, and copper. Additionally, we use other commodity-based materials in the manufacture of LNS that are resin-based and subject to fluctuations in the price of oil. We source the majority of our products from third parties and are subject to changes in their underlying manufacturing costs. We also use third parties for transportation and are exposed to fluctuations in freight costs to transport goods from our suppliers to our distribution facilities and from there to our customers, as well as the price of diesel fuel in the form of freight surcharges on customer shipments and the cost of gasoline used by the field sales and service force. Inflation in these costs could result in significant cost increases. If we are unable to mitigate the any cost increases from the foregoing factors through various customer pricing actions and cost reduction initiatives, our financial condition may be adversely affected. Conversely, in the event that there is deflation, we may experience pressure from our customers to reduce prices. There can be no assurance that we would be able to reduce our cost base (through negotiations with suppliers or other measures) to offset any such price concessions which could adversely impact our results of operations and cash flows.
We are subject to the risks of doing business internationally.
A portion of our revenue is generated outside the United States, primarily from customers located in Canada, Mexico, Latin America, and the Caribbean. Because we sell our products and services outside the United States, our business is subject to risks associated with doing business internationally, which include:
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changes in a specific country’s or region’s political and cultural climate or economic condition;

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unexpected or unfavorable changes in foreign laws and regulatory requirements;

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difficulty of effective enforcement of contractual provisions in local jurisdictions;

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inadequate intellectual property protection in foreign countries;

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the imposition of duties and tariffs and other trade barriers;

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trade-protection measures, import or export licensing requirements such as Export Administration Regulations promulgated by the U.S. Department of Commerce, Economic Sanctions Laws and Regulations administered by the Office of Foreign Assets Control, and fines, penalties, or suspension or revocation of export privileges;

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violations of the United States Foreign Corrupt Practices Act;

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the effects of applicable and potentially adverse foreign tax law changes;

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significant adverse changes in foreign currency exchange rates; and

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difficulties associated with repatriating cash in a tax-efficient manner.

Any failure to adapt to these or other changing conditions in foreign countries in which we do business could have an adverse effect on our business and financial results.
Our business is subject to risks associated with sourcing product from overseas.
We import a significant amount of our products and rely on foreign sources to meet our supply demands at prices that support our current operating margins. Substantially all of our import operations are subject to customs requirements and to tariffs and quotas set by governments through mutual agreements or unilateral actions. The U.S. tariffs on steel and aluminum and other imported goods have materially increased the costs of many of our foreign sourced products, and any escalation in the tariffs will increase the impact. In order to sustain current operating margins while the tariffs are in effect, we must be able to increases prices with our customers and find alternative, similarly priced sources that are not subject to the tariffs. If we are unable to effectively implement these countermeasures, our operating margins will be impacted.
In addition, the countries from which our products and materials are manufactured or imported may, from time to time, impose additional quotas, duties, tariffs, or other restrictions on their imports or adversely modify existing restrictions. Adverse changes in these import costs and restrictions, or our suppliers’ failure to comply with customs regulations or similar laws, could harm our business.
If any of our existing vendors fail to meet our needs, we believe that sufficient capacity exists in the open market to supply any shortfall that may result. However, it is not always possible to replace a vendor on short notice without disruption in our operations which may require more costly expedited transportation expense and replacement of a major vendor is often at higher prices.
Our ability to import products in a timely and cost-effective manner may also be affected by conditions at ports or issues that otherwise affect transportation and warehousing providers, such as port and shipping capacity, labor disputes, severe weather, or increased homeland security requirements in the U.S. and other countries. These issues could delay importation of products or require us to locate alternative ports or warehousing providers to avoid disruption to customers. These alternatives may not be available on short notice or could result in higher transit costs, which could have an adverse impact on our business and financial condition.
Further, our business could be adversely affected by the outbreak of COVID-19. This situation may have a material and adverse effect on our business which could include temporary closures of our facilities, the facilities of our suppliers, and other disruptions caused to us, our suppliers or customers. This may adversely affect our results of operations, financial position, and cash flows.
Acquisitions have formed a significant part of our growth strategy in the past and may continue to do so. If we are unable to identify suitable acquisition candidates, successfully integrate an acquired business, or obtain financing needed to complete an acquisition, our growth strategy may not succeed.
Historically, our growth strategy has relied in part on acquisitions that either expand or complement our businesses in new or existing markets. However, there can be no assurance that we will be able to identify or acquire acceptable acquisition candidates on terms favorable to us and in a timely manner, if at all, to the extent necessary.

The process of integrating acquired businesses into our operations may result in unforeseen difficulties and may require a disproportionate amount of resources and management attention, and there can be no assurance that we will be able to successfully integrate acquired businesses into our operations. Additionally, we may not achieve the anticipated benefits from any acquisition.
Unfavorable changes in the current economic environment may make it difficult to acquire businesses in order to further our growth strategy. We will continue to seek acquisition opportunities both to expand into new markets and to enhance our position in our existing markets. However, our ability to do so will depend on a number of factors, including our ability to obtain financing that we may need to complete a proposed acquisition opportunity which may be unavailable or available on terms that are not advantageous to us. If financing is unavailable, we may be forced to forego otherwise attractive acquisition opportunities which may have a negative effect on our ability to grow.
If we were required to write down all or part of our goodwill or indefinite-lived trade names, our results of operations could be materially adversely affected.
We have $825.4 million of goodwill and $85.9 million of indefinite-lived trade names recorded on our accompanying Consolidated Balance Sheets at December 25, 2021. We are required to periodically determine if our goodwill or indefinite-lived trade names have become impaired, in which case we would write down the impaired portion. A continued decline in our stock price may trigger an evaluation of the recoverability of the recorded goodwill and other long-lived assets. If we were required to write down all or part of our goodwill or indefinite-lived trade names, our net income could be materially adversely affected.
Our success is highly dependent on information and technology systems.
We believe that our proprietary computer software programs are an integral part of our business and growth strategies. We depend on our information systems to process orders, to manage inventory and accounts receivable collections, to purchase, sell, and ship products efficiently and on a timely basis, to maintain cost-effective operations, and to provide superior service to our customers. If these systems are damaged, intruded upon, shutdown, or cease to function properly (whether by planned upgrades, force majeure, telecommunications failures, hardware or software break-ins or viruses, other cyber-security incidents, or otherwise), we may suffer disruption in our ability to manage and operate our business.
There can be no assurance that the precautions which we have taken against certain events that could disrupt the operations of our information systems will prevent the occurrence of such a disruption. Any such disruption could have a material adverse effect on our business and results of operations.
Unauthorized disclosure of sensitive or confidential customer, employee, supplier, or Company information, whether through a breach of our computer systems, including cyber-attacks or otherwise, could severely harm our business.
As part of our business, we collect, process, and retain sensitive and confidential personal information about our customers, employees, and suppliers. Despite the security measures we have in place, our facilities and systems, and those of the retailers and other third-party distributors with which we do business, may be vulnerable to security breaches, cyber-attacks, acts of vandalism, computer viruses, misplaced or lost data, programming and/or human errors, or other similar events. Any security breach involving the misappropriation, loss, or other unauthorized disclosure of confidential customer, employee, supplier, or Company information, whether by us or by the retailers and other third party distributors with which we do business, could result in losses, severely damage our reputation, expose us to the risks of litigation and liability, disrupt our operations, and have a material adverse effect on our business, results of operations, and financial condition. The regulatory environment related to information security, data collection, and privacy is increasingly rigorous, with new and constantly changing requirements applicable to our business, and compliance with those requirements could result in additional costs.
Failure to adequately protect intellectual property could adversely affect our business.
Intellectual property rights are an important and integral component of our business. We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright, and trade secret laws, as well as licensing agreements and third-party nondisclosure and assignment agreements.

In the event that our trademarks or patents are successfully challenged and we lose the rights to use those trademarks or patents, or if we fail to prevent others from using them, we could experience reduced sales or be forced to redesign or rebrand our products, requiring us to devote resources to product development, advertising and marketing new products and brands. In addition, we cannot be sure that any pending trademark or patent applications will be granted or will not be challenged or opposed by third parties or that we will be able to enforce our trademark rights against counterfeiters.
Failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.
Our success depends in part on our ability to operate without infringing on or misappropriating the proprietary rights of others, and if we are unable to do so we may be liable for damages.
We cannot be certain that United States or foreign patents or patent applications of other companies do not exist or will not be issued that would prevent us from commercializing our products. Third parties may sue us for infringing or misappropriating their patent or other intellectual property rights. Intellectual property litigation is costly. If we do not prevail in litigation, in addition to any damages we might have to pay, we could be required to cease the infringing activity or obtain a license requiring us to make royalty payments. It is possible that a required license may not be available to us on commercially acceptable terms, if at all. In addition, a required license may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around another company’s patent, we may be unable to make use of some of the affected products, which would reduce our revenues.
The defense costs and settlements for patent infringement lawsuits are not covered by insurance. Patent infringement lawsuits can take years to settle. If we are not successful in our defenses or are not successful in obtaining dismissals of any such lawsuit, legal fees or settlement costs could have a material adverse effect on our results of operations and financial position.
Recent changes in United States patent laws may limit our ability to obtain, defend, and/or enforce our patents.
The United States has recently enacted and implemented wide ranging patent reform legislation. The United States Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by the United States Congress, the United States federal courts, and the United States Patent and Trademark Office, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce patents that we have licensed or that we might obtain in the future. Similarly, changes in patent law and regulations in other countries or jurisdictions, changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future.
Regulations related to conflict minerals could adversely impact our business.
The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as “conflict minerals”, originating from the Democratic Republic of Congo (“DRC”) and adjoining countries. These rules could adversely affect the sourcing, supply, and pricing of materials used in our products, as the number of suppliers who provide conflict-free minerals may be limited. We may also suffer harm to our image if we determine that certain of our products contain minerals not determined to be conflict-free or if we are unable to modify our products to avoid the use of such materials. We may also face challenges in satisfying customers who may require that our products be certified as containing conflict-free minerals.
Future changes in financial accounting standards may significantly change our reported results of operations.
The Accounting Principles Generally Accepted in the United States of America (“GAAP”) are subject to interpretation by the Financial Accounting Standards Board (“FASB”), the American Institute of

Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change. Additionally, our assumptions, estimates and judgments related to complex accounting matters could significantly affect our financial results. GAAP and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including, but not limited to, revenue recognition, impairment of long-lived assets, leases and related economic transactions, intangibles, self-insurance, income taxes, property and equipment, litigation and stock-based compensation are highly complex and involve many subjective assumptions, estimates and judgments by us. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by us (i) could require us to make changes to our accounting systems to implement these changes that could increase our operating costs and (ii) could significantly change our reported or expected financial performance.
Future tax law changes may materially increase our prospective income tax expense.
We are subject to income taxation in many jurisdictions in the U.S. as well as foreign jurisdictions. Judgment is required in determining our worldwide income tax provision and, accordingly, there are many transactions and computations for which our final income tax determination is uncertain. We are occasionally audited by income tax authorities in several tax jurisdictions. Although we believe the recorded tax estimates are reasonable, the ultimate outcome from any audit (or related litigation) could be materially different from amounts reflected in our income tax provisions and accruals. Future settlements of income tax audits may have a material effect on earnings between the period of initial recognition of tax estimates in the financial statements and the point of ultimate tax audit settlement.
Additionally, it is possible that future income tax legislation, regulations or interpretations thereof and/or import tariffs in any jurisdiction to which we are subject to taxation may be enacted and such changes could have a material impact on our worldwide income tax provision beginning with the period during which such changes become effective. In addition, our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:
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changes in the valuation of our deferred tax assets and liabilities;

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expected timing and amount of the release of any tax valuation allowances;

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tax effects of stock-based compensation;

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costs related to intercompany restructurings; and

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lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

We are subject to legal proceedings and legal compliance risks.
We are involved in various legal proceedings, which from time to time may involve lawsuits, state and federal governmental inquiries, audits and investigations, environmental matters, employment, tort, state false claims act, consumer litigation, and intellectual property litigation. At times, such matters may involve executive officers and other management. Certain of these legal proceedings may be a significant distraction to management and could expose us to significant liability, including settlement expenses, damages, fines, penalties, attorneys’ fees and costs, and non-monetary sanctions, any of which could have a material adverse effect on our business and results of operations.
Increases in the cost of employee health benefits could impact our financial results and cash flows.
Our expenses relating to employee health benefits, for which we are primarily self insured, are significant. Healthcare costs have risen significantly in recent years, and recent legislative and private sector initiatives regarding healthcare reform have resulted and could continue to result in significant changes to the U.S. healthcare system. Unfavorable changes in the cost of such benefits could have a material adverse effect on our financial results and cash flows.

If we become subject to material liabilities under our self-insured programs, our financial results may be adversely affected.
We provide workers’ compensation, automobile and product/general liability coverage through a high deductible insurance program. In addition, we are self-insured for our health benefits and maintain per employee stop-loss coverage. Although we believe that we have adequate stop-loss coverage for catastrophic claims to cap the risk of loss, our results of operations and financial condition may be adversely affected if the number and severity of claims that are not covered by stop-loss insurance increases.
We occupy most of our locations under long-term non-cancelable leases. We may be unable to renew leases on favorable terms or at all. Also, if we close a location, we may remain obligated under the applicable lease.
Most of our locations are located in leased premises. Many of our current leases are non-cancelable and typically have terms ranging from two to fourteen years, with options to renew for specified periods of time. We believe that leases we enter into in the future will likely be long-term and noncancelable and have similar renewal options. However, there can be no assurance that we will be able to renew our current or future leases on favorable terms or at all which could have an adverse effect on our ability to operate our business and on our results of operations. In addition, if we close a location, we generally remain committed to perform our obligations under the applicable lease, which include, among other things, payment of the base rent for the balance of the lease term. Our obligation to continue making rental payments in respect of leases for closed locations could have an adverse effect on our business and results of operations.
Risks Relating to Our Indebtedness
Upon consummation of the Business Combination, we will have significant indebtedness that could affect operations and financial condition and prevent us from fulfilling our obligations under our indebtedness.
We have a significant amount of indebtedness. On December 25, 2021, total indebtedness was $945.8 million, $851.0 million of indebtedness of such indebtedness is indebtedness issued under the term loan facility, $93.0 million of such indebtedness is indebtedness issued under our asset-based revolving credit facility, and $1.8 million is indebtedness under capital lease obligations.
Our substantial indebtedness could have important consequences. For example, it could:
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make it more difficult for us to satisfy obligations to holders of our indebtedness

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increase our vulnerability to general adverse economic and industry conditions;

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require the dedication of a substantial portion of cash flow from operations to payments on indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, research and development efforts, and other general corporate purposes;

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limit flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

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place us at a competitive disadvantage compared to competitors that have less debt; and

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limit our ability to borrow additional funds.

In addition, the agreement governing Hillman Group’s senior secured credit facilities contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. The failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all outstanding debts.
Despite current indebtedness levels, we may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.
We may be able to incur substantial additional indebtedness in the future. The terms of the indenture do not fully prohibit us from doing so. The senior secured credit facilities permit additional borrowing of $124.1 million on the revolving credit facility. If new debt is added to our current debt levels, the related risks that we now face could intensify.

We rely on available borrowings under the asset-based revolving credit facility (“ABL Revolver”) for cash to operate our business, and the availability of credit under the ABL Revolver may be subject to significant fluctuation.
In addition to cash we generate from our business, our principal existing source of cash is borrowings available under the ABL Revolver. Availability will be limited to the lesser of a borrowing base and $250.0 million. The borrowing base is calculated on a monthly (or more frequent under certain circumstances) valuation of our inventory, accounts receivable and certain cash balances. As a result, our access to credit under the ABL Revolver is potentially subject to significant fluctuation, depending on the value of the borrowing base-eligible assets as of any measurement date. The inability to borrow under the ABL Revolver may adversely affect our liquidity, financial position and results of operations. As of December 25, 2021, the ABL Revolver had an outstanding amount of $93.0 million and outstanding letters of credit of $32.9 million leaving $124.1 million of available borrowings as a source of liquidity.
The failure to meet certain financial covenants required by our credit agreements may materially and adversely affect assets, financial position, and cash flows.
Certain aspects of our credit agreements require the maintenance of a leverage ratio and limit our ability to incur debt, make investments, or undertake certain other business activities. In particular, our minimum allowed fixed charge coverage ratio requirement is 1.0x as of December 25, 2021. A breach of the covenant, or any other covenants, could result in an event of default under the credit agreements. Upon the occurrence of an event of default under the credit agreements, all amounts outstanding, together with accrued interest, could be declared immediately due and payable by our lenders. If this happens, our assets may not be sufficient to repay in full the payments due under the credit agreements. The current credit market environment and other macro-economic challenges affecting the global economy may adversely impact our ability to borrow sufficient funds or sell assets or equity in order to pay existing debt.
We are subject to fluctuations in interest rates.
All of our indebtedness incurred under the Hillman Group’s senior secured credit facilities have variable interest rates. Increases in borrowing rates will increase our cost of borrowing, which may adversely affect our results of operations and financial condition. Furthermore, regulatory changes, such as the announcement of the United Kingdom’s Financial Conduct Authority to phase out the London Interbank Offered Rate (“LIBOR”), may adversely affect our floating rate debt and interest rate derivatives. We may enter into interest rate derivatives that hedge risks related to floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness.
Restrictions imposed by our Senior Facilities and our other outstanding indebtedness, may limit our ability to operate our business and to finance our future operations or capital needs or to engage in other business activities.
Hillman Group’s senior secured credit facilities contain restrictive covenants that limit our ability to engage in certain types of activities and transactions that may be in our long-term best interests. The failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all outstanding indebtedness under our new secured credit facilities. In the event our lenders accelerate the repayment of our outstanding indebtedness, we and our subsidiaries may not have sufficient cash and assets to repay that indebtedness. These covenants restrict Hillman Group’s ability and the ability of its restricted subsidiaries, among other things, to:
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incur additional indebtedness and create additional liens;

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pay dividends on our capital stock or redeem, repurchase, or retire our capital stock or indebtedness;

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make investments, loans, advances, and acquisitions;

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engage in transactions with our affiliates;

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sell assets, including capital stock of our subsidiaries; and

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consolidate or merge.

In addition, the ABL Revolver requires us to maintain inventory and accounts receivable balances to collateralize the underlying loan with a maximum allowable borrowing limit of $250.0 million. Our ability to comply with this covenant can be affected by events beyond our control, and we may not be able to satisfy them. A breach of this covenant would be an event of default. In the event of a default under the ABL Revolver, those lenders could elect to declare all amounts outstanding under the ABL Revolver to be immediately due and payable or terminate their commitments to lend additional money, which would also lead to a cross-default and cross-acceleration of amounts owing under the Senior Facilities. If the indebtedness under our Senior Facilities or the notes were to be accelerated, our assets may not be sufficient to repay such indebtedness in full. In particular, note holders will be paid only if we have assets remaining after we pay amounts due on our secured indebtedness, including our Senior Facilities. We have pledged a significant portion of our assets as collateral under our Senior Facilities.
We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.
Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business, and other factors beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the notes. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets seek additional capital, or restructure or refinance our indebtedness. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. In addition, the ability to borrow under our asset-based revolving credit facility is subject to limitations based on advances rates against certain eligible inventory and accounts receivables that collateralize the underlying loans. Our ability to ability to access the full $250.0 million of revolving credit can be affected by events beyond our control if the value of our inventory and accounts receivables is materially adversely affected.
Our ability to repay our debt is affected by the cash flow generated by our subsidiaries.
Our subsidiaries own all of our operating assets and conduct all of our operations. As a result, our ability to make future dividend payments, if any, is dependent on the earnings of our subsidiaries and the payment of those earnings to us in the form of dividends, loans or advances and through repayment of loans or advances from us. Payments to us by our subsidiaries will be contingent upon our subsidiaries’ earnings and other business considerations and may be subject to statutory or contractual restrictions, including the credit agreements governing our credit facilities. To the extent that we determine in the future to pay dividends on our common stock, the ability of our operating subsidiaries to pay dividends will be restricted by the credit agreements governing credit facilities of The Hillman Group, Inc., our wholly owned indirect subsidiary. Under the credit agreements, dividends may only be paid to us by The Hillman Group, Inc. and its subsidiaries for corporate overhead expenses, taxes attributable to The Hillman Group, Inc. and its subsidiaries and otherwise pursuant to customary baskets and exceptions. These baskets and exceptions include customary fixed dollar baskets, a basket based on excess cash flow (as determined under the credit agreements) not required to prepay the term loans under the credit facilities and equity proceeds among other things, an unlimited amount under the credit agreement governing our asset-based revolving credit facility subject to satisfying minimum availability requirements for borrowings under the credit agreement and the absence of certain defaults, and an unlimited amount under the credit agreement governing our term loan facilities subject to The Hillman Group, Inc.’s total leverage not exceeding certain thresholds on a pro forma basis.

Volatility and weakness in bank and capital markets may adversely affect credit availability and related financing costs for us.
Bank and capital markets can experience periods of volatility and disruption. If the disruption in these markets is prolonged, our ability to refinance, and the related cost of refinancing, some or all of our debt could be adversely affected. Additionally, during periods of volatile credit markets, there is a risk that lenders, even those with strong balance sheets and sound lending practices, could fail or refuse to honor their legal commitments and obligations under existing credit commitments. Although we currently can access the bank and capital markets, there is no assurance that such markets will continue to be a reliable source of financing for us. These factors, including the tightening of credit markets, could adversely affect our ability to obtain cost-effective financing. Increased volatility and disruptions in the financial markets also could make it more difficult and more expensive for us to refinance outstanding indebtedness and obtain financing. In addition, the adoption of new statutes and regulations, the implementation of recently enacted laws or new interpretations or the enforcement of older laws and regulations applicable to the financial markets or the financial services industry could result in a reduction in the amount of available credit or an increase in the cost of credit. Disruptions in the financial markets can also adversely affect our lenders, insurers, customers, and other counterparties. Any of these results could cause a material adverse effect to our business, financial condition, and results of operations.

USE OF PROCEEDS
All of the securities offered by the Selling Securityholders pursuant to this prospectus will be sold by the Selling Securityholders for their respective amounts. We will not receive any of the proceeds from these sales. As of November 22, 2021, 8,000,000 private warrants and 16,199,835 public warrants were exercised, the vast majority on a cashless basis, and the Company received $7,659 in cash proceeds from the exercise of these warrants.
Unless we inform you otherwise in a prospectus supplement or free writing prospectus, we intend to use the net proceeds from the exercise of the warrants for general corporate purposes including, but not limited to, working capital for operations, capital expenditures and future acquisitions. There is no assurance that the holders of the warrants will elect to exercise any or all of the warrants. To the extent that the warrants are exercised on a “cashless basis,” the amount of cash we would receive from the exercise of the warrants will decrease.
The Selling Securityholders will pay any underwriting discounts and commissions and expenses incurred by the Selling Securityholders for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Securityholders in disposing of the securities. We will bear the costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our independent registered public accounting firm.

BUSINESS
The following discussion reflects the business of Hillman. References to “Hillman”, the “Company”, “us”, “we”, “our” and any related terms prior to the closing of the Business Combination are intended to mean Landcadia Holdings III, Inc., a Delaware corporation, and its consolidated subsidiaries and after the closing of the Business Combination are intended to mean Hillman Solutions Corp., a Delaware corporation, and its consolidated subsidiaries.
General
Hillman Solutions Corp. and its wholly-owned subsidiaries (collectively, “Hillman” or “Company”) are one of the largest providers of hardware-related products and related merchandising services to retail markets in North America. Our principal business is operated through our wholly-owned subsidiary, The Hillman Group, Inc. and its wholly-owned subsidiaries (collectively, “Hillman Group”), which had net sales of approximately $1,426.0 million in 2021. Hillman Group sells its products to hardware stores, home centers, mass merchants, pet supply stores, and other retail outlets principally in the United States, Canada, Mexico, Latin America, and the Caribbean. Product lines include thousands of small parts such as fasteners and related hardware items; threaded rod and metal shapes; keys, and accessories; builder’s hardware; personal protective equipment, such as gloves and eye-wear; and identification items, such as tags and letters, numbers, and signs. We support product sales with services that include design and installation of merchandising systems, maintenance of appropriate in-store inventory levels, and break-fix for our robotics kiosks.
In connection with the Closing, the Company entered into a new credit agreement (the “Term Credit Agreement”), which provided for a new funded term loan facility of $835.0 million and a delayed draw term loan facility of $200.0 million (of which $16.0 million was drawn). The Company also entered into an amendment to their existing asset-based revolving credit agreement, extending the maturity and conformed certain provisions to the Term Credit Agreement. The proceeds of the funded term loans under the Term Credit Agreement and revolving credit loans under the ABL Credit Agreement were used, together with other available cash, to refinance in full all outstanding term loans and to terminate all outstanding commitments under the credit agreement, dated as of May 31, 2018, (2) refinance outstanding revolving credit loans, and (3) redeem in full senior notes due July 15, 2022 (the “6.375% Senior Notes”). Additionally, we fully redeemed the 11.6% Junior Subordinated Debentures. In connection with the refinancing we incurred a loss of $8.1 million and paid $38.7 million in financing fees, of which $21.0 million was recorded as a financing activity. See Note 9 — Long-Term Debt of the Notes to Consolidated Financial Statements for additional information.
Our headquarters are located at 10590 Hamilton Avenue, Cincinnati, Ohio. We maintain a website at www.hillmangroup.com. Information contained or linked on our website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.
Hillman Group
We are comprised of three separate operating business segments: (1) Hardware and Protective Solutions, (2) Robotics and Digital Solutions, and (3) Canada.
We provide products such as fasteners and related hardware items; threaded rod and metal shapes; keys, key duplication systems, and accessories; builder’s hardware; personal protective equipment, such as gloves and eye-wear; and identification items, such as tags and letters, numbers, and signs, to retail outlets, primarily hardware stores, home centers and mass merchants, pet supply stores, grocery stores, and drug stores. We complement our extensive product selection with regular retailer visits by our field sales and service organization.
We market and distribute a wide variety of Stock Keeping Units (“SKUs”) of small, hard-to-find and hard-to-manage hardware items. We function as a category manager for retailers and support these products with in-store service, high order fill rates, and rapid delivery of products sold. Sales and service representatives regularly visit retail outlets to review stock levels, reorder items in need of replacement, and interact with the store management to offer new product and merchandising ideas. Thousands of items can be actively managed with the retailer experiencing a substantial reduction of in-store labor costs and replenishment paperwork. Service representatives also assist in organizing the products in a consumer-friendly manner.
We complement our broad range of products with merchandising services such as displays, product identification stickers, retail price labels, store rack and drawer systems, assistance in rack positioning and store layout, and inventory restocking services. We regularly refresh retailers’ displays with new products and package designs utilizing color-coding to simplify the shopping experience for consumers and improve the attractiveness of individual store displays.
We operate from 22 strategically located distribution centers in North America. Our main distribution centers utilize state-of-the-art Warehouse Management Systems (“WMS”) to ship customer orders within 48 hours while achieving a very high order fill rate. We also supplement our operations with third-party logistics providers to warehouse and ship customer orders in the certain areas.
Products and Suppliers
Our product strategy concentrates on providing total project solutions using the latest technology for common and unique home improvement projects. Our portfolio provides retailers the assurance that their shoppers can find the right product at the right price within an ‘easy to shop’ environment.
We currently manage a worldwide supply chain comprised of a large number of vendors, the largest of which accounted for approximately 5.7% of the Company’s annual purchases, and the top five of which accounted for approximately 17.0% of its annual purchases. Our vendor quality control procedures include on-site evaluations and frequent product testing. Vendors are also evaluated based on delivery performance and the accuracy of their shipments.
Hardware and Protective Solutions
Hardware and protective solutions segment includes a wide selection of product categories including fasteners; builders hardware; wall hanging; threaded rod and metal shapes; letters, numbers, and signs (“LNS”); personal protection products; and work gear.
Our fastener business consists of three categories: core fasteners, construction fasteners, and anchors, sold under a variety of brands including Hillman, FasnTite, DeckPlus and PowerPro. Core fasteners include nuts, bolts, screws, washers, and specialty items. Construction fasteners include deck, drywall, metal, screws, and both hand driven and collated nails. Anchors include hollow wall and solid wall items such as plastic anchors, toggle bolts, concrete screws, and wedge anchors.
Builder’s hardware includes a variety of common household items such as coat hooks, door stops, hinges, gate latches, and decorative hardware. We market the builder’s hardware products under the Hardware Essentials® brand and provide the retailer with innovation in both product and merchandising solutions. The Hardware Essentials® program utilizes modular packaging, color coding, and integrated merchandising to simplify the shopping experience for consumers. Colorful signs, packaging, and installation instructions guide the consumer quickly and easily to the correct product location in store while digital content including pictures and videos assist the on-line journey. Hardware Essentials® provides retailers and consumers decorative upgrade opportunities through contemporary finishes and designs.
The wall hanging category includes traditional picture hanging hardware, primarily marketed under the Ook® and Hillman brands, and the High & Mighty® series of tool-free wall hangers, decorative hooks and floating shelves that was launched in 2017.
We are the leading supplier of metal shapes and threaded rod in the retail market. The SteelWorks® threaded rod product includes hot and cold rolled rod, both weldable and plated, as well as a complete offering of All-Thread rod in galvanized steel, stainless steel, and brass. The SteelWorks® program is carried by many top retailers, including Lowe’s and Menard’s, and through cooperatives such as Ace Hardware. In addition, we are the primary supplier of metal shapes to many wholesalers throughout the country.

Letters, numbers, and signs (“LNS”) includes product lines that target both the homeowner and commercial user. Product lines within this category include individual and/or packaged letters, numbers, signs, safety related products (e.g. 911 signs), driveway markers, and a diversity of sign accessories, such as sign frames.
Our expansive glove category covers many uses for DIYer around the house and for the pro at the job site. We sell a full assortment of work gloves under the Firm Grip®, True Grip®, and Gorilla Grip brands, automotive gloves including Grease Monkey®, gardening gloves including Digz®, as well as cleaning and all-purpose gloves. As a category leader in work gloves our portfolio is founded on design and consumer driven innovation. Our products can be found at leading retailers across North America.
Our work gear category consists of tool storage, knee pads, clothing, and other accessories sold under variety of brands including AWP®, McGuire Nicholas®, and Firm Grip®. The portfolio offers a “one stop shop” for leading retailers with an expansive assortment to meet the needs of both the pro and DIYer.
Our safety category includes face masks, safety vests, and sanitizing wipes and sprays sold under a variety of brands including Firm Grip®, AWP®, and Premium Defense®. With our focus on innovative materials and intuitive design, along with industry trends, this is a growth category for Hardware and Protective Solutions.
Hardware and Protective Solutions generated approximately $1,025.0 million, $1,024.4 million, and $853.0 million of revenues in the years ended December 25, 2021, December 26, 2020, and December 28, 2019, respectively.
Robotics and Digital Solutions
Our Robotics and Digital Solutions segment consists primarily of software-enabled robotic key duplication and engraving solutions that are tailored to the unique needs of the consumer. We provide our offerings in retail and other high-traffic locations providing customized licensed and unlicensed key and engraving products targeted to consumers in the respective locations. Our offerings include self-service robotic engraving and robotic self-service key duplication kiosks, as well as store associate assisted key duplication kiosks together with related software and systems, keys and key accessories sold in proximity to the kiosks. Our services include product and category management, merchandising services, and access to our proprietary robotic key duplicating and engraving software platforms and equipment.
We design proprietary software and engineer, design and manufacture our proprietary equipment in our Boulder, Colorado and Tempe, Arizona facilities, which forms the cornerstone for our key duplication business. Our key duplication system is offered in various retail channels including mass merchants, home centers, automotive parts retailers, franchise and independent hardware stores, and grocery/drug chains.
We believe we provide the most complete key duplication systems in the industry, through our unique combination of self-service kiosk technology and store associate assisted duplication systems. Our self-service solutions are driven by our MinuteKey technology, while store associate assisted duplication currently uses the state of the art KeyKrafter equipment and other legacy duplication machines depending on the retail channel to fit that channel’s specific needs.
In 2018, we completed the acquisition of MinuteKey, the world’s first self-service robotic key duplication machine. The accuracy of robotics technology put to work in an innovative way makes MinuteKey machines easy to use, convenient, fast and highly reliable. We utilize a propriety network integration software with our MinuteKey kiosks to maintain high levels of machine up-time and ensure machines have the optimal mix of key types available for duplication. The kiosk is completely self-service and has a 100% customer satisfaction guarantee. We manufacture and support the Minute Key kiosk out of our Boulder, Colorado and Tempe, Arizona facilities.
The Hillman KeyKrafter® is our most popular, innovative and effective store associate assisted key duplication kiosk. It provides significant reduction in duplication time while increasing accuracy and ease of use for unskilled store associates. Additionally, with the KeyKrafter® solution, the capability exists for consumers to securely store and retrieve digital back-ups of their key without the original through the revolutionary Hillman KeyHero® Technology. Our Precision Laser Key System™ system uses a digital optical camera, lasers, and proprietary software to scan a customer’s key. The system identifies the key and retrieves the key’s specifications, including the appropriate blank and cutting pattern, from a comprehensive database. This technology automates nearly every aspect of key duplication and provides the ability for every store associate to cut a key accurately. In the automotive key space, we offer the SmartBox Automotive Key Programmer which is a tool to quickly and easily pair transponder keys, remotes, and smart keys.
We retain ownership of the key duplicating equipment and market and sell keys and key accessories. Our proprietary key offering features the universal blank which uses a “universal” keyway to replace up to five original equipment keys. This innovative system allows a retailer to duplicate 99% of the key market while stocking less than 100 SKUs. We continually refresh the retailer’s key offerings by introducing decorated and licensed keys and accessories. Our key offering features decorative themes of art and popular licenses such as NFL, Disney, Breast Cancer Awareness, and Marvel to increase personalization, purchase frequency and average transaction value per key. We also market a successful line of decorative and licensed lanyards and other key accessories.
All of our key duplication systems are supported by a dedicated in store kiosk sales and service team.
In our engraving business, we supply a variety of innovative options of consumer-operated robotic kiosks such as Quick-Tag®, TagWorks®, and FIDO® for engraving specialty items such as pet identification tags, luggage tags, and other engraved identification tags. We have developed unique engraving systems leveraging state-of- the-art technologies to provide a customized solution for mass merchant, pet supply retailers, and other high traffic areas such as theme parks, all supported by our in store kiosk field service technicians. We design, engineer, manufacture, and assemble the engraving kiosks in our Boulder, Colorado and Tempe, Arizona facilities.
Our engraving business focuses on the growing consumer spending trends surrounding personalized and pet identification. Innovation has played a major role in the development of our engraving business unit. From the original Quick-Tag® consumer-operated Kiosk system to the proprietary laser system of TagWorks®, we continue to lead the industry with consumer-friendly engraving solutions. As in our key business, we retain ownership of the key engraving equipment and market and sell blank tags.
We have continued to build out our Robotics and Digital Solutions segment with two recent acquisitions. In August 2019, we acquired the assets of Sharp Systems, LLC (“Resharp”), a California-based innovative developer of robotic automated knife sharpening systems, for a cash payment of $3.0 million and contingent consideration valued at $18.1 million. The maximum payout for the contingent consideration is $25.0 million plus 1.8% of net knife-sharpening revenues for five years after the $25.0 million is fully paid. We will continue rolling out knife sharpening systems to customers into early 2022. In February 2020, we acquired the assets of Instafob, LLC (“Instafob”), a California-based innovative developer of RFID (“Radio Frequency Identification”) key duplication systems and a cloud based platform, for a cash payment of $0.8 million and a total purchase price of $2.62 million, which includes $1.8 million in contingent consideration that remains payable to the seller. Contingent consideration is based on 5% of the net sales from 2020 through 2022 plus 1% of net sales from 2023 through 2029.
Robotics and Digital solutions generated approximately $249.5 million, $209.3 million, and $236.1 million of revenues in the years ended December 25, 2021, December 26, 2020, and December 28, 2019, respectively.
Canada
Our Canada segment distributes fasteners and related hardware items, threaded rod, keys, key duplicating systems, accessories, and identification items, such as tags and letters, numbers, and signs to hardware stores, home centers, mass merchants, industrial distributors, automotive aftermarket distributors, and other retail outlets and industrial Original Equipment Manufacturers (“OEMs”) in Canada. The product lines offered in our Canada segment are consistent with the product offerings detailed above. The Canada segment also produces made to order screws and self-locking fasteners for automotive suppliers, OEMs, and industrial distributors.
Our Canada segment generated approximately $151.5 million, $134.6 million and $125.3 million of revenues in the years ended December 25, 2021, December 26, 2020, and December 28, 2019, respectively.

Markets and Customers
We sell our products to national accounts such as Home Depot, Lowe’s, Menard’s, PETCO, PetSmart, Tractor Supply and Walmart. Our status as a national supplier of proprietary products to big box retailers allows us to develop a strong market position and high barriers to entry within our product categories.
We service a wide variety of franchise and independent retail outlets. These individual dealers are typically members of the larger cooperatives, such as Ace Hardware, True Value, and Do-It-Best. We ship directly to the cooperative’s retail locations and also supply many items to the cooperative’s central warehouses. These central warehouses distribute to their members that do not have a requirement for Hillman’s in-store service. These arrangements reduce credit risk and logistic expenses for us while also reducing central warehouse inventory and delivery costs for the cooperatives.
A typical hardware store maintains thousands of different items in inventory, many of which generate small dollar sales but large profits. It is difficult for a retailer to economically monitor all stock levels and to reorder the products from multiple vendors. This problem is compounded by the necessity of receiving small shipments of inventory at different times and stocking the goods. The failure to have these small items available will have an adverse effect on store traffic, thereby possibly denying the retailer the opportunity to sell items that generate higher dollar sales.
We sell our products to a large volume of customers, the top two of which accounted for approximately $679.1 million, or approximately 48%, of our total revenue in 2021. For the year ended December 25, 2021, Home Depot was the single largest customer, representing approximately $385.0 million or 27.0% of our total revenues. Lowe’s was the second largest at approximately $294.1 million or 20.6%. No other customer accounted for more than 10% of total revenue in 2021. In each of the years ended December 25, 2021, December 26, 2020, and December 28, 2019, we derived over 10% of our total revenues from Lowe’s and Home Depot which operated in each of our operating segments. See Note 20 — Concentration of Credit Risks of the Notes to Consolidated Financial Statements for additional information.
Hillman continues to expand its B2B eCommerce platform allowing certain customers to order online through the Company’s website, www.hillmangroup.com. The B2B eCommerce platform features many of our items available for sale online and over thousands of customers are enrolled with the online ordering platform. We continue to support direct-to-store and direct-to-consumer fulfillment for consumers who choose to order fasteners directly from retailers’ websites.
Sales and Marketing
We believe that our primary competitive advantage is rooted in our ability to provide a greater level of customer service than our competitors. We partner with our customers to understand the unmet needs of consumers, design creative solutions, and commercialize those solutions bringing them to life in both physical and digital channels through a tight alignment between the product management, marketing communications and channel marketing functions. We provide best in class support and customer service at every touch point for our retail partners and service is the hallmark of Hillman company-wide. The national accounts field service organization consists of approximately 772 employees and 93 field managers focusing on big box retailers, pet super stores, large national discount chains, and grocery stores. This organization reorders products, details store shelves, and sets up in-store promotions. Many of our largest customers use electronic data interchange (“EDI”) for processing of orders and invoices.
We employ what we believe to be the largest direct sales force in the industry. The sales force, which consists of approximately 252 employees and is managed by approximately 27 field managers, focuses on the franchise and independent customers. The depth of the sales and service team enables us to maintain consistent call cycles ensuring that all customers experience proper stock levels and inventory turns. This team also prepares custom plan-o-grams of displays to fit the needs of any store and establishes programs that meet customers’ requirements for pricing, invoicing, and other needs. This group also benefits from daily internal support from our inside sales and customer service teams. On average, each sales representative is responsible for approximately 60 full service accounts that the sales representative calls on approximately every two weeks. These efforts allow the sales force to sell and support our product lines.

Competition
Our primary competitors in the national accounts marketplace for fasteners are Primesource Building Products, Inc., Midwest Fastener Corporation, Illinois Tool Works Inc., Spectrum Brands, and competition from direct import by our customers. Our national competitors for gloves and personal protective equipment include West Chester Protective Gear, PIP, Iron Clad and MidWest Quality Gloves, Inc. Competition is primarily based on sourcing and price. We believe our product innovation and in store merchandising service create a more compelling and unique experience for both the consumer and our customers. Other competitors are local and regional distributors. Competitors in the pet tag market are specialty retailers, direct mail order, and retailers with in-store mail order capability. The Quick-Tag®, FIDO®, and TagWorks® systems have patent protected technology that is a major barrier to entry and helps to preserve this market segment.
The principal competitor for our franchise and independent business is Midwest Fastener in the hardware store marketplace. The hardware outlets that purchase our products without regularly scheduled sales representative visits may also purchase products from local and regional distributors and cooperatives. We compete primarily on field service, merchandising, as well as product availability, price, and depth of product line.
Insurance Arrangements
Under our current insurance programs, commercial umbrella coverage is obtained for catastrophic exposure and aggregate losses in excess of expected claims. We retain the exposure on certain expected losses related to workers’ compensation, general liability, and automobile claims. We also retain the exposure on expected losses related to health benefits of certain employees. We believe that our present insurance is adequate for our businesses. See Note 18 — Commitments and Contingencies, of the Notes to Consolidated Financial Statements.
Human Capital Resources
Employees
As of December 25, 2021, we had 4,212 full time and part time employees, none of which were covered by a collective bargaining agreement. In our opinion, employee relations are good.
Health and Safety
Employee health and safety is a top priority in all aspects of our business. We are committed to providing a healthy environment and safe workplace at all of our facilities and in the field. We maintain a safety compliance program. We regularly conduct self-assessments to examine our safety culture and processes. In response to COVID-19, we have taken and continue to take measures to protect our workforce. We have modified practices at our distribution facilities and offices to adhere to guidance from the U.S. Centers for Disease Control and Prevention and local health and governmental authorities. In addition, we have invested in our safety team to provide oversight and ensure robust safety protocols are present across all of our operations.
Attraction, Development, and Retention
The success of our efforts to grow our business depends on the contributions and abilities of key executives, our sales force, and other personnel. Our Human Resources department leads the search to reach a diverse talent pool. We have a standard framework for posting jobs, interviewing for open positions, and onboarding new employees. We offer employees resources to continuously improve their skills and performance with the goal of further cultivating the diverse talent on our team. We seek people who demonstrate our core values: absolute integrity, accountability to our team and customers, the ability to build on difference, and trust and respect.
Diversity and Inclusion
We are committed to actions that build an inclusive and equitable workplace where diversity is valued and leveraged. We ask our employees to bring their authentic selves to work every day and this shows in both our products and our services. It is this authenticity that allows us to fulfill our mission. We are committed to creating equal opportunities for employment, and creating inclusive and diverse workplaces that allow are team to perform to their fullest potential.
Properties
As of December 25, 2021, our principal office, manufacturing, and distribution properties were as follows:
Business Segment	Approximate Square Footage	Description
Hardware and Protective Solutions & Robotics and Digital Solutions
Cincinnati, Ohio	270,000	Office, Distribution
Dallas, Texas	166,000	Distribution
Forest Park, Ohio	385,000	Office, Distribution
Jacksonville, Florida	193,000	Distribution
Rialto, California	402,000	Distribution
Shafter, California	168,000	Distribution
Tempe, Arizona	184,000	Office, Mfg., Distribution
Hardware and Protective Solutions
Atlanta, Georgia	14,000	Office
Fairfield, Ohio	95,000	Distribution
Guadalajara, Mexico	12,000	Office, Distribution
Guleph, Ontario	25,000	Distribution
Jonestown, PA	187,000	Distribution
Pompano Beach, Florida	39,000	Office, Distribution
Monterrey, Mexico	13,000	Distribution
Rome, Georgia	14,000	Office
Shannon, Georgia	300,000	Distribution
Hamilton, Ohio	57,600	Mfg., Distribution
Tyler, Texas(1)	202,000	Office, Mfg., Distribution
Robotics and Digital Solutions
Boulder, Colorado	20,000	Office
Canada
Burnaby, British Columbia	29,000	Distribution
Edmonton, Alberta	100,000	Distribution
Laval, Quebec	34,000	Distribution
Milton, Ontario	26,000	Manufacturing
Scarborough, Ontario	23,000	Mfg., Distribution
Toronto, Ontario	453,000	Office, Distribution
Winnipeg, Manitoba	42,000	Distribution

(1)
The Company leases two facilities in Tyler, Texas. The first is a 139,000 square foot facility located at 2329 E. Commerce Street used for manufacturing and distribution. The second is a 63,000 square foot facility located at 6357 Reynolds Road used for offices, manufacturing, and distribution.

All of the Company’s facilities are leased. In the opinion of the Company’s management, the Company’s existing facilities are in good condition.

Backlog
We do not consider the sales backlog to be a significant indicator of future performance due to the short order cycle of our business. Our sales backlog from ongoing operations was approximately $34.0 million as of December 25, 2021 and approximately $58.3 million as of December 26, 2020. We expect to realize the entire December 25, 2021 backlog during fiscal 2022.
Legal Proceedings
On June 3, 2019, The Hillman Group, Inc. (“Hillman Group”) filed a complaint for patent infringement against KeyMe, LLC (“KeyMe”), a provider of self-service key duplication kiosks, in the United States District Court for the Eastern District of Texas (Marshall Division) (the “Texas Court”). On August 16, 2019, KeyMe filed a complaint for patent infringement against Hillman Group in the United States District Court for the District of Delaware.
On March 2, 2020, Hillman Group filed a second complaint for patent infringement against KeyMe in the same Texas Court. On October 23, 2020, the Texas Court granted KeyMe’s motion to consolidate the two Texas cases, and granted Hillman Group’s motion to add another patent.
On April 12, 2021, a jury in the Texas case returned a verdict that KeyMe did not infringe any of the asserted patents, and several of the asserted claims were invalid. Final judgment was entered on April 13, 2021.
As of June 14, 2021, Hillman Group and KeyMe entered into a Settlement Agreement which globally resolved all pending legal disputes, including the Texas and Delaware district court actions discussed above.
On June 1, 2021, Hy-Ko Products Company LLC (“Hy-Ko”), a manufacturer of key duplication machines, filed a complaint for patent infringement against Hillman Group in the United States District Court for the Eastern District of Texas (Marshall Division). The case was assigned Civil Action No. 2:21-cv- 0197. Hy-Ko’s complaint alleges that Hillman’s KeyKrafter and PKOR key duplication machines infringe U.S. Patent Nos. 9,656,332, 9,682,432, 9,687,920, and 10,421,133, which are assigned to Hy-Ko, and seeks damages and injunctive relief against Hillman Group. Hy-Ko’s complaint additionally contains allegations of unfair competition under the Federal Lanham Act and conversion/receipt of stolen property, as well as a cause of action for “replevin” for return of stolen property.
On August 2, 2021, Hy-Ko filed an Amended Complaint which did not deviate substantially from the initial Complaint. Hillman Group responded on August 16, 2021, by filing a Motion to Dismiss the conversion and replevin claims because they are barred by the statute of limitations. In its Motion to Dismiss, Hillman Group also requested that the Court strike numerous paragraphs of Hy-Ko’s Amended Complaint that, on their face, have nothing to do with Hy-Ko’s patent infringement, unfair competition, or conversion and replevin claims. Hillman Group also requested that the Court order Hy-Ko to provide a more definite statement regarding its unfair competition claim. Briefing on Hillman’s Motion to Dismiss was completed on September 14, 2021. On January 14, 2022, the Court denied Hillman’s motion. Hillman filed an answer with counterclaims (for declaratory judgment and for breach of a prior settlement agreement) on February 1, 2022 and Hy-Ko responded to that pleading on February 22, 2022.
The Court held a claim construction hearing on February 17, 2022. The Court has not yet issued a final claim construction order. Discovery in the matter is ongoing, and the discovery deadline is July 6, 2022. Trial has been set for October 3, 2022
Management and legal counsel for Hillman Group are still investigating this recent suit but are initially of the view that Hy-Ko’s claims are without merit and Hillman Group intends to vigorously defend the claims. Hillman Group is unable to estimate the possible loss or range of loss at this early stage in the case.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS OF HILLMAN
The following discussion provides information which our management believes is relevant to an assessment and understanding of our operations and financial condition. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements and schedules thereto appearing elsewhere herein. In addition, see “Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995 Regarding Forward-Looking Information”, as well as “Risk Factors” in this prospectus.
General
Hillman is one of the largest providers of hardware-related products and related merchandising services to retail markets in North America. Our principal business is operated through our wholly-owned subsidiary, The Hillman Group, Inc. and its wholly-owned subsidiaries (collectively, “Hillman Group”), which had net sales of approximately $1,426.0 million in 2021. Hillman Group sells its products to hardware stores, home centers, mass merchants, pet supply stores, and other retail outlets principally in the United States, Canada, Mexico, Latin America, and the Caribbean. Product lines include thousands of small parts such as fasteners and related hardware items; threaded rod and metal shapes; keys, key duplication systems, and accessories; builder’s hardware; personal protective equipment, such as gloves and eye-wear; and identification items, such as tags and letters, numbers, and signs. We support product sales with services that include design and installation of merchandising systems, maintenance of appropriate in-store inventory levels, and break-fix for our robotics kiosks
On July 14, 2021, privately held HMAN Group Holdings Inc. (“Hillman Holdco”), and Landcadia Holdings III, Inc. (“Landcadia” and after the Business Combination described herein, “Hillman”), a special purpose acquisition company (“SPAC”) consummated the previously announced business combination (the “Closing”) pursuant to the terms of the Agreement and Plan of Merger, dated as of January 24, 2021 (as amended on March 12, 2021, the “Merger Agreement”). Unless the context indicates otherwise, the discussion of the Company and its financial condition and results of operations is with respect to Hillman following the closing date and Hillman Holdco prior to the closing date. See Note 1 — Basis of Presentation of the Notes to Consolidated Financial Statements for additional information.
In connection with the Closing, the Company entered into a new credit agreement (the “Term Credit Agreement”), which provided for a new funded term loan facility of $835.0 million and a delayed draw term loan facility of $200.0 million (of which $16.0 million was drawn). The Company also entered into an amendment to their existing asset-based revolving credit agreement, extending the maturity and conformed certain provisions to the Term Credit Agreement. The proceeds of the funded term loans under the Term Credit Agreement and revolving credit loans under the ABL Credit Agreement were used, together with other available cash, to (1) refinance in full all outstanding term loans and to terminate all outstanding commitments under the credit agreement, dated as of May 31, 2018, (2) refinance outstanding revolving credit loans, and (3) redeem in full senior notes due July 15, 2022 (the “6.375% Senior Notes”). Additionally, we fully redeemed the 11.6% Junior Subordinated Debentures. In connection with the refinancing we incurred a loss of $8.1 million and paid $38.7 million in financing fees, of which $21.0 million was recorded as a financing activity. See Note 9 — Long-Term Debt of the Notes to Consolidated Financial Statements for additional information.
On April 16, 2021, the Company completed the acquisition of Oz Post International, LLC (“OZCO”), a leading manufacturer of superior quality hardware that offers structural fasteners and connectors used for decks, fences and other outdoor structures, for a total purchase price of $38.9 million. The Company entered into an amendment (“OZCO Amendment”) to the term loan credit agreement dated May 31, 2018 (the “2018 Term Loan”), which provided $35.0 million of incremental term loan funds to be used to finance the acquisition. Refer to Note 6 — Acquisitions of the Notes to Consolidated Financial Statements for additional information.
On November 22, 2021, the Company provided notice to the holders of its outstanding warrants (the “warrants”) to purchase shares of the Company’s common stock, par value $0.0001 per share, that all such warrants will be redeemed in accordance with the terms of such warrants and the Warrant Agreement (the

“Redemption”). As of December 25, 2021, the Company exercised and redeemed all of its warrants. The Company issued 6.4 million shares of common stock in connection with the Redemption. Refer to Note 8 —  Warrants of the Notes to Consolidated Financial Statements for additional information.
Current Economic Conditions
Our business is impacted by general economic conditions in the North American and international markets, particularly the U.S. and Canadian retail markets including hardware stores, home centers, mass merchants, and other retailers.
In December 2019, a novel strain of coronavirus (COVID-19) was reported to have surfaced in Wuhan, China, and has since spread to a number of other countries, including the United States and Canada. In March 2020, the World Health Organization characterized COVID-19 as a pandemic. In 2020, the pandemic had a significant impact on our business, driving high demand for personal protective equipment, including face masks, disposable gloves, sanitizing wipes, and disinfecting sprays. During 2020, at the request of our customers, we began to sell certain categories of protective and cleaning equipment that are not a part of our core product offerings, including wipes, sprays, masks and bulk boxes of disposable gloves. High demand and limited supply of these products available for retail sale drove prices and cost up in 2020. In 2021, demand for certain protective product categories softened. As vaccines were rolled out, supply returned to a more normal level. In the third quarter of 2021, we evaluated our customers’ needs and the market conditions and ultimately decided to exit certain protective product categories. In connection with the exit of these product lines, we recorded an inventory valuation charge of $32.0 million including the write off of inventory along with costs for donation and disposal of the remaining inventory on hand.
It is possible that the COVID-19 pandemic could further impact our business, the operations of our suppliers and vendors, and the operations of our customers, especially in light of the emergence of new variants which would cause a recurrence of high levels of infection and hospitalization. If we need to close any of our facilities or a critical number of our employees become too ill to work, our distribution network could be materially adversely affected in a rapid manner. Similarly, if our customers experience adverse business consequences due to COVID-19, demand for our products could also be materially adversely affected in a rapid manner. The Company continues to experience customer demand both during the year ended December 25, 2021 and during the subsequent period. Our teams continue to monitor demand disruption and there can be no assurance as to the level of demand that will prevail through the remainder of fiscal 2022. A large portion of our customers continue to operate and sell our products, with some customers reducing operations or restricting some access to portions of the retail space. The magnitude of the financial impact on our quarterly and annual results is dependent on the duration of the COVID-19 pandemic and how quickly the U.S. and Canada economies resume normal operations.
An extended period of global supply chain, workforce availability, and economic disruption could materially affect the Company’s business, the results of operations, financial condition, access to sources of liquidity, and the carrying value of goodwill and intangible assets. While a triggering event did not occur during the year ended December 25, 2021, a prolonged COVID-19 pandemic could negatively impact net sales growth, change key assumptions and other global and regional macroeconomic factors that could result in future impairment charges for goodwill, indefinite-lived intangible assets and definite lived intangible assets. The impact of the COVID-19 pandemic is fluid and continues to evolve, and therefore, we cannot predict the extent to which our business, results of operations, financial condition, or liquidity will ultimately be impacted.
We are exposed to the risk of unfavorable changes in foreign currency exchange rates for the U.S. dollar versus local currency of our suppliers located primarily in China and Taiwan. We purchase a significant variety of our products for resale from multiple vendors located in China and Taiwan. The purchase price of these products is routinely negotiated in U.S. dollar amounts rather than the local currency of the vendors and our suppliers’ profit margins decrease when the U.S. dollar declines in value relative to the local currency. This puts pressure on our suppliers to increase prices to us. The U.S. dollar increased in value relative to the CNY by approximately 1.7% in 2019, decreased by 6.5% in 2020, and decreased by 2.6% in 2021. The U.S. dollar decreased in value relative to the Taiwan dollar by approximately 0.2% in 2019, decreased by 7.9% in 2020, and decreased by 1.4% in 2021.

In addition, the negotiated purchase price of our products may be dependent upon market fluctuations in the cost of raw materials such as steel, zinc, and nickel used by our vendors in their manufacturing processes. The final purchase cost of our products may also be dependent upon inflation or deflation in the local economies of vendors in China and Taiwan that could impact the cost of labor used in the manufacturing of our products. We identify the directional impact of changes in our product cost, but the quantification of each of these variable impacts cannot be measured as to the individual impact on our product cost with a sufficient level of precision.
We are also exposed to risk of unfavorable changes in the Canadian dollar exchange rate versus the U.S. dollar. Our sales in Canada are denominated in Canadian dollars while a majority of the products are sourced in U.S. dollars. A weakening of the Canadian dollar versus the U.S. dollar results in lower sales in terms of U.S. dollars while the cost of sales remains unchanged. We have a practice of hedging some of our Canadian subsidiary’s purchases denominated in U.S. dollars. The U.S. dollar decreased in value relative to the Canadian dollar by approximately 4.1% in 2019, decreased by 1.9% in 2020, and decreased by 0.2% in 2021. We may take pricing action, when warranted, in an attempt to offset a portion of product cost increases. The ability of our operating divisions to institute price increases and seek price concessions, as appropriate, is dependent on competitive market conditions.
We import large quantities of products which are subject to customs requirements and to tariffs and quotas set by governments through mutual agreements and bilateral actions. The U.S. tariffs on steel and aluminum and other imported goods has increased our product costs and required us to increase prices on the affected products.
Product Revenues
The following is revenue based on products for our significant product categories and operating segments:
	Hardware and Protective Solutions	Robotics and Digital Solutions	Canada	Total Revenue
Year Ended December 25, 2021
Fastening and hardware	$740,088	$—	$149,165	$889,253
Personal protective	284,886	—	397	285,283
Keys and key accessories	—	190,697	1,826	192,523
Engraving	—	58,555	77	58,632
Resharp	—	276	—	276
Consolidated	$1,024,974	$249,528	$151,465	$1,425,967
Year Ended December 26, 2020
Fastening and hardware	$706,865	$—	$131,493	$838,358
Personal protective	317,527	—	239	317,766
Keys and key accessories	—	157,828	2,878	160,706
Engraving	—	51,423	6	51,429
Resharp	—	36	—	36
Consolidated	$1,024,392	$209,287	$134,616	$1,368,295
Year Ended December 28, 2019
Fastening and hardware	$607,247	$—	$121,242	$728,489
Personal protective	245,769	—	—	245,769
Keys and key accessories	—	185,451	4,009	189,460
Engraving	—	50,613	9	50,622
Resharp	—	22	—	22
Consolidated	$853,016	$236,086	$125,260	$1,214,362

Results of Operations
The following table shows the results of operations for the years ended December 25, 2021 and December 26, 2020.
	Year Ended December 25, 2021		Year Ended December 26, 2020
(dollars in thousands)	Amount	% of Net Sales	Amount	% of Net Sales
Net sales	$1,425,967	100.0%	$1,368,295	100.0%
Cost of sales (exclusive of depreciation and amortization shown separately below)	859,557	60.3%	781,815	57.1%
Selling, general and administrative expenses	437,875	30.7%	398,472	29.1%
Depreciation	59,400	4.2%	67,423	4.9%
Amortization	61,329	4.3%	59,492	4.3%
Management fees to related party	270	—%	577	—%
Other income, net	(2,778)	(0.2)%	(5,250)	(0.4)%
Income from operations	10,314	0.7%	65,766	4.8%
Interest expense, net	68,779	4.8%	99,103	7.2%
Refinancing charges	8,070	0.6%	—	—%
Gain on change in fair value of warrant liability	(14,734)	(1.0)%	—	—%
Mark-to-market adjustment of interest rate swap	(1,685)	(0.1)%	601	—%
Loss before income taxes	(50,116)	(3.5)%	(33,938)	(2.5)%
Income tax benefit	(11,784)	(0.8)%	(9,439)	(0.7)%
Net loss	$(38,332)	(2.7)%	$(24,499)	(1.8)%
Adjusted EBITDA(1)	$207,418	14.5%	$221,215	16.2%

(1)
Adjusted EBITDA is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Measures” section for additional information, including our definition and our use of Adjusted EBITDA, and for a reconciliation from net income to Adjusted EBITD

Year ended December 25, 2021 vs December 26, 2020
Net Sales
Net sales for the year ended December 25, 2021 were $1,426.0 million compared to net sales of $1,368.3 million for the year ended December 26, 2020, an increase of approximately $57.7 million. Fastening and hardware sales increased $33.2 million driven by strong retail demand and price increases in the second half of 2021 in response to inflationary pressures in the market related to the cost of products, inbound and outbound transportation costs, and personnel costs. Key and engraving sales increased $40.0 million and sales in Canada increased by $16.8 million primarily due to improved retail foot traffic and access to key and engraving machines as compared to 2020 due to COVID-19. These increases were partially offset by sales of personal protective equipment, which decreased by $32.6 million due to lower COVID-19 protective and cleaning materials in 2021.
Cost of Sales
Our Cost of Sales (“COS”) is exclusive of depreciation and amortization expense. COS was $859.6 million, or 60.3% of net sales, for the year ended December 25, 2021, an increase of $77.7 million compared to $781.8 million, or 57.1% of net sales, for the year ended December 26, 2020. Cost of sales as a percentage of net sales was 320 bps higher than the prior year primarily due to an inventory valuation adjustment in our Hardware and Protective Solutions segment of $32.0 million related to strategic review of our COVID-19 related product offerings. In the third quarter of 2021, we evaluated our customers’ needs and the market conditions and ultimately decided to exit certain protective product categories related to COVID-19, including cleaning wipes, disinfecting sprays, face masks, and certain disposable gloves. The remaining increase was primarily due to inflation in commodities and transportation.
Expenses
Selling, general, and administrative (“SG&A”) expenses were $437.9 million in the year ended December 25, 2021, an increase of $39.4 million compared to $398.5 million in the year ended December 26, 2020. The following changes in underlying trends impacted the change in SG&A expenses:
•
Selling expense was $161.1 million in the year ended December 25, 2021, an increase of $11.5 million compared to $149.6 million for the year ended December 26, 2020. The increase in selling expense was primarily due to variable selling expenses, variable compensation, and travel and entertainment expense in the year ended December 25, 2021.

•
Warehouse and delivery expenses were $172.9 million for the year ended December 25, 2021, an increase of $13.9 million compared to warehouse and delivery expenses of $159.0 million for the year ended December 26, 2020. The additional expense was primarily driven by higher sales volume and inflation in labor and shipping costs.

•
General and administrative (“G&A”) expenses were $103.9 million in the year ended December 25, 2021, an increase of $14.1 million compared to $89.8 million in the year ended December 26, 2020. In the year ended December 25, 2021 we incurred increased stock based compensation of $10.1 million in connection with modification of awards associated with the Merger (see Note 13 — Stock Based Compensation of the Notes to Consolidated Financial Statements for additional information). We also incurred an additional $6.2 million of legal and consulting expense associated with the merger with Landcadia along with increased legal fees associated with our litigation with KeyMe (see Note 18 — Commitments and Contingencies of the Notes to Consolidated Financial Statements for additional information). These changes were partially offset by decreased variable compensation.

Depreciation expense of $59.4 million in the year ended December 25, 2021, was lower than the $67.4 million in the year ended December 26, 2020. The decrease was due to certain assets becoming fully depreciated.
Amortization expense of $61.3 million in the year ended December 25, 2021, was comparable to $59.5 million in the year ended December 26, 2020. The increase was primarily due to the acquisition of Ozco in the current year.
Other income of $2.8 million for the year ended December 25, 2021 decreased $2.5 million compared to $5.3 million in the year ended December 26, 2020. In the year ended December 25, 2021 other income consisted primarily of a $1.8 million gain on the revaluation of the contingent consideration associated with the acquisition of Resharp and Instafob, (see Note 16 — Fair Value Measurements of the Notes to Consolidated Financial Statements for additional information).We also recorded exchange rate gains of $0.9 in the year ended December 25, 2021. In the year ended December 26, 2020, other income consisted primarily of a $3.5 million gain on the revaluation of the contingent consideration associated with the acquisition of Resharp and Instafob, Additionally we received $1.8 million in cash from the Canadian government as part of the Canada Emergency Wage Subsidy program for relief during the second quarter shutdown in Canada during the COVID-19 pandemic. These gains were partially offset by exchange rate losses of $0.7 million.
Interest expense, net, of $68.8 million for the year ended December 25, 2021 decreased $30.3 million, compared to $99.1 million for the year ended December 26, 2020. This decrease was primarily due to the refinancing activities in the third quarter of 2021 leading to lower outstanding debt balances in the year ended December 25, 2021 (see Note 9 — Long-Term Debt of the Notes to Consolidated Financial Statements for additional information).
Results of Operations
The following table shows the results of operations for the years ended December 26, 2020 and December 28, 2019. The income tax benefit and net loss for 2019 has been restated due to the correction of errors related to income tax accounting. See Note 1 — Basis of Presentation of the Notes to Consolidated Financial Statements for additional details.
	Year Ended December 26, 2020		Year Ended December 28, 2019
(dollars in thousands)	Amount	% of Total	Amount	% of Total
Net sales	$1,368,295	100.0%	$1,214,362	100.0%
Cost of sales (exclusive of depreciation and amortization shown separately below)	781,815	57.1%	693,881	57.1%
Selling, general and administrative expenses	398,472	29.1%	382,131	31.5%
Depreciation	67,423	4.9%	65,658	5.4%
Amortization	59,492	4.3%	58,910	4.9%
Management fees to related party	577	—%	562	—%
Other (income) expense, net	(5,250)	(0.4)%	5,525	0.5%
Income from operations	65,766	4.8%	7,695	0.6%
Interest expense, net	99,103	7.2%	113,843	9.4%
Mark-to-market adjustment of interest rate swap	601	—%	2,608	0.2%
Loss before income taxes	(33,938)	(2.5)%	(108,756)	(9.0)%
Income tax benefit	(9,439)	(0.7)%	(23,277)	(1.9)%
Net loss	$(24,499)	(1.8)%	$(85,479)	(7.0)%
Adjusted EBITDA(1)	$221,215	16.2%	$178,658	14.7%

(1)
Adjusted EBITDA is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Measures” section for additional information, including our definition and our use of Adjusted EBITDA, and for a reconciliation from net income to Adjusted EBITDA.

Year Ended December 26, 2020 vs December 28, 2019 Net Sales
Net sales for the year ended December 26, 2020 were $1,368.3 million, compared to net sales of $1,214.4 million, for the year ended December 28, 2019. Sales of personal protective equipment increased by $71.8 million due to high demand for gloves and face masks. Fastening and hardware sales increased $99.6 million driven by strong sales with big box retailers and traditional hardware stores. Finally, sales in Canada increased by $9.4 million primarily due to strong retail demand for our products partially offset by in store shopping restrictions during the second quarter which lead to lower demand during that period. These increases were offset by a decrease of $27.6 million in key sales in the United States. Key sales were negatively impacted by restricted access to key duplicating kiosks and retail key duplication services as a result of COVID-19. As the economy began to reopen, our service team worked closely with our customers to restore access to key machines.
Cost of Sales
Our cost of sales is exclusive of depreciation and amortization expense. Our cost of sales was $781.8 million, or 57.1% of net sales, for the year ended December 26, 2020, an increase of $87.9 million compared to $693.9 million, or 57.1% of net sales, for the year ended December 28, 2019. Cost of sales as a percentage of net sales was consistent with the prior year primarily as a result of the following offsetting factors:
•
Sourcing savings initiatives that we achieved in 2020, and

•
2020 included a higher mix of construction fastener products and personal protective equipment.

Expenses
Selling, general, and administrative (“SG&A”) expenses were $398.5 million in the year ended December 26, 2020, an increase of $16.3 million compared to $382.1 million in the year ended December 28, 2019. The following changes in underlying trends impacted the change in SG&A expenses:

•
Selling expense was $149.6 million in the year ended December 26, 2020, a decrease of $7.2 million compared to $156.8 million for the year ended December 28, 2019. The decrease in selling expense was primarily due to lower marketing and travel and entertainment expense in the year ended December 26, 2020. Additionally, we had lower compensation cost as a result of the restructuring in our U.S. operations that began in the fourth quarter of 2019.

•
Warehouse and delivery expenses were $159.0 million for the year ended December 26, 2020, an increase of $16.7 million compared to warehouse and delivery expenses of $142.3 million for the year ended December 28, 2019. The additional expense was primarily due to higher variable compensation and freight expenses related to increased sales. The remaining increase was due to increased labor driven by premium pay offered to warehouse workers during the COVID-19 outbreak along with additional supplies and personal protective equipment for our facilities.

•
G&A expenses were $89.8 million in the year ended December 26, 2020, an increase of $6.8 million compared to $83.0 million in the year ended December 28, 2019. The increase was primarily due to increased legal fees associated with our ongoing litigation with KeyMe (see Note 18 — Commitments and Contingencies of the Notes to Consolidated Financial Statements for additional information). Additionally, we incurred increased incentive compensation expense in the year ended December 26, 2020.

Depreciation expense was $67.4 million in the year ended December 26, 2020 compared to $65.7 million in the year ended December 28, 2019. The increase was primarily driven by our investment in key duplication machines and merchandising racks.
Amortization expense was $59.5 million in the year ended December 26, 2020, compared to $58.9 million in the year ended December 28, 2019.
Other income was $5.3 million for the year ended December 26, 2020, as compared to a loss of $5.5 million in the year ended December 28, 2019. In the year ended December 26, 2020 other income consisted primarily of a $3.5 million gain on the revaluation of the contingent consideration associated with the acquisition of Resharp and Instafob, (see Note 16 — Fair Value Measurements of the Notes to Consolidated Financial Statements for additional information). Additionally, we received $1.8 million in cash from the Canadian government as part of the Canada Emergency Wage Subsidy program for relief during the second quarter shutdown in Canada during the COVID-19 pandemic. These gains were partially offset by exchange rate losses of $0.7 million. In the year ended December 28, 2019, other expense consisted of an impairment charge of $7.0 million related to the loss on the disposal of our FastKey self-service key duplicating kiosks. This loss was offset by a gain on the sale of machinery and equipment of $0.4 million (see Note 17 — Restructuring of the Notes to Consolidated Financial Statements for additional information), and exchange rate gains of $0.7 million.
Interest expense, net, was $99.1 million for the year ended December 26, 2020, a decrease of $14.7 million, compared to $113.8 million for the year ended December 28, 2019. This decrease was primarily due to lower interest rates combined with lower outstanding debt balances in the year ended December 26, 2020.
Results of Operations — Operating Segments
The following table provides supplemental information of our sales and profitability by operating segment (in thousands):
Hardware and Protective Solutions
	Year Ended December 25, 2021	Year Ended December 26, 2020	Year Ended December 28, 2019
Hardware and Protective Solutions
Segment Revenues	$1,024,974	$1,024,392	$853,016
Segment (Loss) Income from Operations	$(17,185)	$67,313	$14,204
Adjusted EBITDA(1)	$113,738	$153,765	$101,319

(1)
Adjusted EBITDA is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Measures” section for additional information, including our definition and our use of Adjusted EBITDA, and for a reconciliation from net income to Adjusted EBITDA.

Year Ended December 25, 2021 vs December 26, 2020
Net Sales
Hardware and Protective Solutions net sales for the year ended December 25, 2021 increased by $0.6 million from the prior year. Fastening and hardware sales increased $33.2 million driven by strong retail demand and price increases in the second half of 2021 in response to inflationary pressures in the market related to the cost of products, inbound and outbound transportation costs, and personnel costs. This increase was partially offset by sales of personal protective equipment, which decreased by $32.6 million due to lower demand for COVID-19 protective and cleaning equipment in 2021.
(Loss) from Operations
(Loss) Income from operations of our Hardware and Protective Solutions operating segment decreased by approximately $84.5 million in the year ended December 25, 2021 to a loss of $17.2 million from income of $67.3 million in the year ended December 26, 2020. On flat sales, we experienced higher cost of sales and selling, general and administrative expenses as outlined below:
•
Cost of sales increased by approximately $61.4 million in the year ended December 25, 2021 to $683.7 million as compared to $622.3 million in the year ended December 26, 2020. Cost of sales as a percentage of net sales was 66.7% in the year ended December 25, 2021, an increase of 590 basis points from 60.8% in the year ended December 26, 2020. In the third quarter of 2021, we recorded an inventory valuation adjustment in our Hardware and Protective Solutions segment of $32.0 million primarily related to strategic review of our COVID-19 related product offerings. In the third quarter of 2021, after considering our customers’ ongoing needs along with market demand, pricing, and more widespread product availability, we exited the market for certain products related to COVID-19 including cleaning wipes, disinfecting sprays, face masks, and certain disposable gloves. The remaining increase in cost of sales as a percentage of net sales was primarily driven by the inflation in commodities and inbound transportation.

•
Warehouse expense increased $12.2 million in the year ended December 25, 2021 compared to the year ended December 26, 2020. The additional expense was primarily driven by inflation in labor and shipping costs.

•
G&A expense increased $8.5 million in the year ended December 25, 2021 compared to the year ended December 26, 2020. The additional expense was primarily due to increased legal and consulting expense associated with the merger with Landcadia along with increased stock compensation expense.

Year Ended December 26, 2020 vs December 28, 2019 Net Sales
Net sales for our Hardware and Protective Solutions operating segment increased by $171.4 million in the year ended December 26, 2020 primarily due to:
•
Fastening and hardware sales increased $99.6 million due to strong demand from big box retailers and traditional hardware stores along with price increases initiated in the second quarter of 2019 to offset the impact of tariffs.

•
Sales of personal protective equipment increased by $71.8 million due to high demand driven by COVID-19.

Income from Operations
Income from operations of our Hardware and Protective Solutions segment increased by approximately $53.1 million in the year ended December 26, 2020 to $67.3 million as compared to $14.2 million in the year ended December 28, 2019. The increased sales noted above were partially offset by increased cost of sales and increased selling, general and administrative expenses as outlined below:
•
Cost of sales as a percentage of net sales was 60.8% in the year ended December 26, 2020, a decrease of 1.2% from 62.0% in the year ended December 28, 2019. The decrease in cost of sales as a percentage of net sales was primarily driven by $7.2 million for payments made to customers in the year ended December 28, 2019 associated with the new product line roll outs for construction fastener products and builders hardware combined with sourcing savings. This was partially offset by a higher mix of construction fastener products and personal protective solutions.

Operating expenses increased $25.1million in our Hardware and Protective Solutions segment primarily due to:
•
Warehouse expense increased $17.7 million in the year ended December 26, 2020 compared to the year ended December 28, 2019. The additional expense was primarily due to increased labor driven by premium pay offered to warehouse workers during the COVID-19 pandemic along with additional supplies and personal protective equipment for our facilities. The remaining increase was primarily due to higher variable and incentive compensation expense related to increased sales.

•
General and administrative (“G&A”) expenses increased $2.9 million in the year ended December 26, 2020. The increase was primarily due to increased incentive compensation in the year ended December 26, 2020.

•
Depreciation expense increased $2.3 million in the year ended December 26, 2020 due to our merchandising racks.

Robotics and Digital Solutions
	Year Ended December 25, 2021	Year Ended December 26, 2020	Year Ended December 28, 2019
Robotics and Digital Solutions
Segment Revenues	$249,528	$209,287	$236,086
Segment Income from Operations	$23,558	$3,177	$3,385
Adjusted EBITDA(1)	$83,082	$60,265	$70,966

(1)
Adjusted EBITDA is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Measures” section for additional information, including our definition and our use of Adjusted EBITDA, and for a reconciliation from net income to Adjusted EBITDA.

Year Ended December 25, 2021 vs December 26, 2020
Net Sales
Net sales for our Robotics and Digital Solutions operating segment increased $40.2 million in the year ended December 25, 2021 compared to the net sales for 2020 primarily due to an increase of $32.9 million in key sales. Key and engraving sales were both negatively impacted by low retail foot traffic and limited access to key and engraving machines in 2020 due to COVID-19.
Income from Operations
Income from operations of our Robotics and Digital Solutions operating segment increased by approximately $20.4 million in the year ended December 25, 2021 to $23.6 million from $3.2 million in the year ended December 26, 2020. The increased sales were offset by increased SG&A as outlined below:
•
Selling expense increased $6.9 million in the year ended December 25, 2021 compared to the year ended December 26, 2020. The increase was primarily due to higher sales commissions for kiosk sales and increased travel and compensation expense.

•
General and administrative expense increased by $5.6 million primarily due to increased legal fees associated with our ongoing litigation with KeyMe, Inc. (see Note 18 — Commitments and

Contingencies of the Notes to Consolidated Financial Statements for additional information) along with increased legal and consulting costs associated with the merger with Landcadia.
•
Depreciation expense decreased by $5.7 million due to assets becoming fully depreciated.

Year Ended December 26, 2020 vs December 28, 2019 Net Sales
Net sales for our Robotics and Digital Solutions operating segment decreased $26.8 million in the year ended December 26, 2020 as compared to net sales for 2019 primarily due to a decrease of $27.6 million in key sales. Key sales were negatively impacted by reduced retail foot traffic and restricted access to key duplicating kiosks along with retail key duplication services as a result of COVID-19. As the economy started to reopen, our service team worked closely with our customers to restore access to key duplicating kiosks.
Income from Operations
Income from operations of our Robotics and Digital Solutions operating segment decreased by approximately $0.2 million for the year ended December 26, 2020 to $3.2 million as compared to $3.4 million in the year ended December 28, 2019. The decrease in net sales was offset by decreased SG&A and other income as outlined below:
•
Selling expense decreased $6.7 million in the year ended December 26, 2020 compared to the year ended December 28, 2019. The decrease was primarily due to lower sales commissions for kiosk sales and reduced travel and compensation expense.

•
Warehouse expense decreased $1.8 million in the year ended December 26, 2020 compared to the year ended December 28, 2019. The decrease was primarily due to lower freight and shipping expenses driven by lower sales volume.

•
General and administrative expense increased by $4.1 million primarily due to increased legal fees associated with our ongoing litigation with KeyMe, Inc. (see Note 18 — Commitments and Contingencies of the Notes to Consolidated Financial Statements for additional information).

•
Other income increased by $10.4 million in the year ended December 26, 2020 compared to the year ended December 28, 2019. Other income was $3.5 million in the year ended December 26, 2020 and was driven by revaluation of the contingent consideration associated with the acquisition of Resharp and Instafob (see Note 16 — Fair Value Measurements of the Notes to Consolidated Financial Statements for additional information). In the year ended December 28, 2019 other expense was comprised primarily of an impairment charge of $7.7 million related to the loss on the disposal of our FastKey self-service key duplicating kiosks and related assets.

Canada
	Year Ended December 25, 2021	Year Ended December 26, 2020	Year Ended December 28, 2019
Canada
Segment Revenues	$151,465	$134,616	$125,260
Segment Income (Loss) from Operations	$3,941	$(4,724)	$(9,894)
Adjusted EBITDA(1)	$10,598	$7,185	$6,373

(1)
Adjusted EBITDA is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Measures” section for additional information, including our definition and our use of Adjusted EBITDA, and for a reconciliation from net income to Adjusted EBITDA.

Year Ended December 25, 2021 vs December 26, 2020
Net Sales
Net sales in our Canada operating segment increased by $16.8 million in the year ended December 25, 2021 primarily due to strong retail demand for our products. Sales in 2020 were negatively impacted by low retail foot traffic due to COVID-19.

Income (Loss) from Operations
Driven by higher sales, income from operations of our Canada segment increased by $8.7 million in the year ended December 25, 2021 to income of $3.9 million as compared to a loss of $4.7 million in the year ended December 26, 2020. Additionally, we had $0.5 million in restructuring costs in 2021 compared to $4.8 million in 2020 (see Note 17 — Restructuring of the Notes to Consolidated Financial Statements for additional information).
Year Ended December 26, 2020 vs December 28, 2019 Net Sales
Net sales in our Canada operating segment increased by $9.4 million in the year ended December 26, 2020 primarily due to strong retail demand for our products partially offset by in store shopping restrictions in the second quarter which lead to lower demand during that period.
Loss from Operations
Income from operations of our Canada segment increased by $5.2 million in the year ended December 26, 2020 to a loss of $4.7 million as compared to a loss of $9.9 million in the year ended December 28, 2019. The increase in sales combined with lower COS as a percentage of sales was partially offset by higher other expense in the year ended December 28, 2019.
•
COS as a percentage of net sales decreased 1.5% from 69.1% in the year ended December 28, 2019 to 67.6% in the year ended December 26, 2020 primarily due to $4.3 million of inventory valuation adjustments taken in 2019 in our Canada segment driven by exiting certain lines of business and rationalizing stock keeping units (see Note 17 — Restructuring of the Notes to Consolidated Financial Statements for additional information).

•
Other income and expense increased $0.7 million to income of $1.8 million in the current year compared with income of $1.1 million in the year ended December 28, 2019. Other income for the year ended December 26, 2020 consisted primarily of $1.8 million in cash received from the Canadian government as a part of the Canada Emergency Wage Subsidy program for relief during the second quarter shutdown in Canada during the COVID-19 outbreak. This was partially offset by exchange rate losses of $0.6 million. Other income for the year ended December 28, 2019 included a gain on the sale of machinery and equipment of $0.4 million (see Note 17 — Restructuring of the Notes to Consolidated Financial Statements for additional information), and exchange rate gains of $0.7 million.

Non-GAAP Financial Measures
Adjusted EBITDA is a non-GAAP financial measure and is the primary basis used to measure the operational strength and performance of our businesses as well as to assist in the evaluation of underlying trends in our businesses. This measure eliminates the significant level of noncash depreciation and amortization expense that results from the capital-intensive nature of our businesses and from intangible assets recognized in business combinations. It is also unaffected by our capital and tax structures, as our management excludes these results when evaluating our operating performance. Our management and Board of Directors use this financial measure to evaluate our consolidated operating performance and the operating performance of our operating segments and to allocate resources and capital to our operating segments. Additionally, we believe that Adjusted EBITDA is useful to investors because it is one of the bases for comparing our operating performance with that of other companies in our industries, although our measure of Adjusted EBITDA may not be directly comparable to similar measures used by other companies.

The following table presents a reconciliation of Net loss, the most directly comparable financial measures under GAAP, to Adjusted EBITDA for the periods presented:
(dollars in thousands)	Year Ended December 25, 2021	Year Ended December 26, 2020	Year Ended December 28, 2019
Net loss	$(38,332)	$(24,499)	$(85,479)
Income tax benefit	(11,784)	(9,439)	(23,277)
Interest expense, net	61,237	86,774	101,613
Interest expense on junior subordinated debentures	7,775	12,707	12,608
Investment income on trust common securities	(233)	(378)	(378)
Depreciation	59,400	67,423	65,658
Amortization	61,329	59,492	58,910
Mark-to-market adjustment on interest rate swaps	(1,685)	601	2,608
EBITDA	$137,707	$192,681	$132,263
Stock compensation expense	15,255	5,125	2,981
Management fees	270	577	562
Facility exits(1)	—	3,894	—
Restructuring(2)	910	4,902	13,749
Litigation expense(3)	12,602	7,719	1,463
Acquisition and integration expense(4)	11,123	9,832	12,557
Change in fair value of contingent consideration	(1,806)	(3,515)	—
Change in fair value of warrant liability(5)	(14,734)	—	—
Buy-back expense(6)	2,000	—	7,196
Asset impairment charges(7)	—	—	7,887
Refinancing costs(8)	8,070	—	—
Inventory revaluation charges(9)	32,026	—	—
Anti-dumping duties(10)	3,995	—	—
Adjusted EBITDA	$207,418	$221,215	$178,658

(1)
Facility exits include costs associated with the closure of facilities in Parma, Ohio, San Antonio, Texas, and Dallas, Texas.

(2)
Restructuring includes restructuring costs associated with restructuring in our Canada segment announced in 2018, including facility consolidation, stock keeping unit rationalization, severance, sale of property and equipment, and charges relating to exiting certain lines of business. Also included is restructuring in our United Stated business announced in 2019, including severance related to management realignment and the integration of sales and operating functions. See Note 17 —  Restructuring of the Notes to the Consolidated Financial Statements for additional information. Finally, includes consulting and other costs associated with streamlining our manufacturing and distribution operations.

(3)
Litigation expense includes legal fees associated with our litigation with KeyMe, Inc. and Hy-Ko Products Company LLC (see Note 18 — Commitments and Contingencies of the Notes to Consolidated Financial Statements for additional information).

(4)
Acquisition and integration expense includes professional fees, non-recurring bonuses, and other costs related to historical acquisitions, including the merger with Landcadia.

(5)
The warrant liabilities are marked to market each period end (see Note 8 — Warrants of the Notes to Consolidated Financial Statements for additional information).

(6)
Infrequent buy backs associated with new business wins.

(7)
Asset impairment charges includes impairment losses for the disposal of FastKey self-service key duplicating kiosks and related assets.

(8)
In connection with the merger, we refinanced our Term Credit Agreement and ABL Revolver. Proceeds from the refinancing were used to redeem in full senior notes due July 15, 2022 (the “6.375% Senior Notes”) and the 11.6% Junior Subordinated Debentures.

(9)
In the third quarter of 2021, we recorded an inventory valuation adjustment in our Hardware and Protective Solutions segment of $32.0 million primarily related to strategic review of our COVID-19 related product offerings. We evaluated our customers’ needs and the market conditions and ultimately decided to exit the following protective product categories related to COVID-19; cleaning wipes, disinfecting sprays, face masks, and certain disposable gloves (see the Current Economic Conditions section of Management’s discussion and analysis for additional information).

(10)
Anti-dumping duties assessed related to the nail business for prior year purchases.

The following tables presents a reconciliation of segment operating income, the most directly comparable financial measures under GAAP, to segment Adjusted EBITDA for the periods presented (amounts in thousands):
Year Ended December 25, 2021	Hardware and Protective Solutions	Robotics and Digital Solutions	Canada	Consolidated
Operating (loss) income	$(17,185)	$23,558	$3,941	$10,314
Depreciation and amortization	69,264	45,305	6,160	120,729
Stock compensation expense	13,134	2,121	—	15,255
Management fees	232	38	—	270
Facility exits	—	—	—	—
Restructuring	403	10	497	910
Litigation expense	—	12,602	—	12,602
Acquisition and integration expense	9,869	1,254	—	11,123
Buy-back expense	2,000	—	—	2,000
Inventory revaluation charges	32,026	—	—	32,026
Anti-dumping duties	3,995	—	—	3,995
Change in fair value of contingent consideration	—	(1,806)	—	(1,806)
Adjusted EBITDA	$113,738	$83,082	$10,598	$207,418
Year Ended December 26, 2020	Hardware and Protective Solutions	Robotics and Digital Solutions	Canada	Consolidated
Operating (loss) income	$67,313	$3,177	$(4,724)	$65,766
Depreciation and amortization	69,164	50,670	7,081	126,915
Stock compensation expense	4,464	661	—	5,125
Management fees	502	75	—	577
Facility exits	3,894	—	—	3,894
Restructuring	74	—	4,828	4,902
Litigation expense	—	7,719	—	7,719
Acquisition and integration expense	8,284	1,548	—	9,832
Change in fair value of contingent consideration	—	(3,515)	—	(3,515)
Corporate and intersegment adjustments	70	(70)	—	—
Adjusted EBITDA	$153,765	$60,265	$7,185	$221,215

Year Ended December 28, 2019	Hardware and Protective Solutions	Robotics and Digital Solutions	Canada	Consolidated
Operating (loss) income	$14,204	$3,385	$(9,894)	$7,695
Depreciation and amortization	65,369	52,924	6,275	124,568
Stock compensation expense	2,436	545	—	2,981
Management fees	562	—	—	562
Restructuring	3,163	708	9,878	13,749
Litigation expense	—	1,463	—	1,463
Acquisition and integration expense	8,837	3,720		12,557
Buy-back expense	7,196	—	—	7,196
Asset impairment charges	—	7,773	114	7,887
Corporate and intersegment adjustments	(448)	448	—	—
Adjusted EBITDA	$101,319	$70,966	$6,373	$178,658
Income Taxes
Year Ended December 25, 2021 vs December 26, 2020
In the year ended December 25, 2021, we recorded an income tax benefit of $11.8 on a pre-tax loss of $50.1 million. The effective income tax rate was 23.5% for the year ended December 25, 2021.
In the year ended December 26, 2020, we recorded income tax benefit of $9.4 million on a pre-tax loss of $33.9 million. The effective income tax rate was 27.8% for the year ended December 26, 2020.
In 2021, the Company’s effective tax rate differed from the federal statutory tax rate primarily due to the decrease in the fair value of the warrant liability. In addition, the date differed for 2021 due to state income taxes and certain non-deductive expenses. In 2020, the Company’s effective tax rate differed from the federal statutory tax rate primarily due to state and foreign income taxes.
Year Ended December 26, 2020 vs December 28, 2019
In the year ended December 26, 2020, we recorded an income tax benefit of $9.4 million on a pre-tax loss of $33.9 million. The effective income tax rate was 27.8% for the year ended December 26, 2020. In the year ended December 28, 2019, we recorded income tax benefit of $23.3 million on a pre-tax loss of $108.8 million. The effective income tax rate was 21.4% for the year ended December 28, 2019.
On March 27, 2020, the CARES Act was signed into law by the President of the United States. The CARES Act included, among other things, corporate income tax relief in the form of accelerated alternative minimum tax (“AMT”) refunds, allowed employers to defer certain payroll tax payments throughout 2020, and provided favorable corporate interest deductions for the 2019 and 2020 periods. During 2020, the Company received an accelerated AMT income tax refund of $1.1 million and was able to defer $7.1 million of payroll taxes. The CARES Act interest modification provisions allowed for increased interest deductions.
In 2020, the Company’s effective tax rate differed from the federal statutory tax rate primarily due to state and foreign income taxes. In 2019, the Company’s effective tax rate differed from the federal statutory tax rate primarily due to state and foreign income taxes. The Company recorded $1.0 million in income tax expense attributable to state NOLs that are expected to expire prior to their utilization.
Liquidity and Capital Resources
Cash Flows
The statements of cash flows reflect the changes in cash and cash equivalents for the years ended December 25, 2021, December 26, 2020, and December 28, 2019 by classifying transactions into three major categories: operating, investing, and financing activities.

Operating Activities
Net cash used by operating activities for the year ended December 25, 2021 was approximately $110.3 million. Operating cash flows for the year ended December 25, 2021 were unfavorably impacted by increased inventory driven by inflation and higher on hand amounts to maintain service levels with extended lead times, and payments made for long term incentive programs and other variable compensation. Net cash provided by operating activities for the year ended December 26, 2020 was approximately $92.1 million and was favorably impacted by the reduced net loss. Net cash provided by operating activities for the year ended December 28, 2019 was approximately $52.4 million and was unfavorably impacted by the lower net income, partially offset by improvements in working capital.
Investing Activities
Net cash used for investing activities was $90.5 million, $46.1 million, and $53.5 million for the years ended December 25, 2021, December 26, 2020 and December 28, 2019, respectively. In the year ending December 25, 2021, we acquired Oz Post International, LLC (“OZCO”) for approximately $38.9 million (see Note 6 — Acquisitions of the Notes to Consolidated Financial Statements for additional information). In the year ending December 26, 2020 we acquired Instafob for approximately $0.8 million. In the year ended December 28, 2019 we acquired Resharp and West Coast Washers for approximately $6.1 million. In 2019, we also received $10.4 million in cash proceeds from the sale of a building and machinery in Canada and a building in Georgia.
Financing Activities
Net cash provided by financing activities was $193.3 million for the year ended December 25, 2021. We received cash of $455.2 million on the recapitalization of Lancadia, net of transaction costs and $363.3 million from the issuance of common stock to certain investors (the “PIPE Investors”).
In connection with the Merger, we refinanced all of our outstanding debt. On July 14, 2021 we entered into a new credit agreement, which provided for a new funded term loan facility of $835.0 million and a delayed draw term loan facility of $200.0 million (of which $16.0 million was drawn). Concurrently with the Term Credit Agreement, we also entered into an amendment to their existing asset-based revolving credit agreement (the “ABL Amendment”) and extended the maturity and conformed certain provisions to the Term Credit Agreement. The proceeds were used, together with other available cash, to (1) refinance in full all outstanding term loans and to terminate all outstanding commitments under the credit agreement, dated as of May 31, 2018, (2) refinance outstanding revolving credit loans, and (3) redeem in full senior notes due July 15, 2022 (the “6.375% Senior Notes”), issued by the Borrower and as a result the 6.375% Senior Notes are redeemed, satisfied and discharged and no longer in effect. Additionally, we fully redeemed the 11.6% Junior Subordinated Debentures. In connection with the refinancing we incurred a loss of $8.1 million and paid $38.7 million in financing fees, of which $21.0 million was recorded as a financing activity. See Note 9 — Long-Term Debt of the Notes to Consolidated Financial Statements for additional information.
In the second quarter of 2021, we entered into an amendment (“OZCO Amendment”) to the term loan credit agreement dated May 31, 2018, which provided $35.0 million of incremental term loan funds to be used to finance the acquisition (see Note 6 — Acquisitions of the Notes to Consolidated Financial Statements for additional information). Finally, in the year ended December 25, 2021 the Company received $2.7 million on the exercise of stock options.
Net cash used for financing activities was $45.1 million for the year ended December 26, 2020. The borrowings on revolving credit loans provided $99.0 million. The Company used $140.0 million of cash for the repayment of revolving credit loans and $10.6 million for principal payments on the senior term loans. In the year ended December 26, 2020 the Company received $7.3 million on the exercise of stock options.
Net cash used for financing activities was $7.1 million for the year ended December 28, 2019. The borrowings on revolving credit loans provided $43.5 million. The Company used $38.7 million of cash for the repayment of revolving credit loans and $10.6 million for principal payments on the senior term loans. On

November 15, 2019, we amended the ABL Revolver agreement which provided an additional $100.0 million of revolving credit, bringing the total available to $250.0 million. In connection with the amendment we paid $1.4 million in fees.
Liquidity
We believe that projected cash flows from operations and ABL Revolver availability will be sufficient to fund working capital and capital expenditure needs for the next 12 months. As of December 25, 2021, the ABL Revolver had an outstanding amount of $93.0 million and outstanding letters of credit of $32.9 million leaving $124.1 million of available borrowings as a source of liquidity. Our material cash requirements for known contractual obligations include capital expenditures, debt, and lease obligations, each of which are discussed in more detail earlier in this section and in the footnotes to the consolidated financial statements. We believe projected cash flows from operations and ABL Revolver availability will be sufficient to meet our liquidity and capital needs for these items in the short-term and also in the long-term beyond the next 12 months. We also have cash requirements for purchase orders and contracts for the purchase of inventory and other goods and services, which are based on current distribution needs and are fulfilled by our suppliers within the short term.
Our working capital (current assets minus current liabilities) position of $391.0 million as of December 25, 2021 represents an increase of $149.2 million from the December 26, 2020 level of $241.8 million. The COVID-19 pandemic has not, as of the date of this report, had a materially negative impact on the Company’s liquidity position. We expect to generate sufficient operating cash flows to meet our short-term liquidity needs, and we expect to maintain access to the capital markets, although there can be no assurance of our ability to do so. However, the continued spread of COVID-19 has led to disruption and volatility in the global capital markets, which, depending on future developments, could impact our capital resources and liquidity in the future.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended.
Related Party Transactions
We entered into an advisory services and management agreement (the “Management Agreement”) with CCMP Capital Advisors, LP (“CCMP”) and Oak Hill Capital Management, LLC (“Oak Hill”). In connection with the Management Agreement, among other things, we are obligated to pay CCMP and Oak Hill an annual non-refundable periodic retainer fee in an aggregate amount equal to $0.5 million per annum, paid to CCMP and Oak Hill pro rata. The fee is to be paid in equal installments quarterly in advance on the first business day of each calendar quarter. We recorded aggregate management fee charges and expenses from the Oak Hill Funds and CCMP of approximately $0.3 million for the year ended December 25, 2021 and $0.6 million for each of the years ended December 26, 2020 and December 28, 2019, respectively. As part of the Closing, this Management Agreement was terminated. Subsequent to the Merger, the Company is no longer being charged management fees, Note 3 — Merger Agreement for additional details. Two members of our Board of Directors, Rich Zannino and Joe Scharfenberger, are employed by CCMP. Another director, Teresa Gendron, is the CFO of Jefferies.
We recorded proceeds from the sale of stock to members of management and the Board of Directors of approximately $0.8 million for the year ended December 28, 2019. No such sales were recorded in the years ended December 25, 2021 nor December 26, 2020, respectively.
Gregory Mann and Gabrielle Mann are employed by the Company. The Company leases an industrial warehouse and office facility from companies under the control of the Manns. We have recorded rental expense for the lease of this facility on an arm’s length basis. Our rental expense for the lease of this facility was $0.4 million for each of the years ended December 25, 2021, December 26, 2020 and December 28, 2019.
At the Closing, Hillman, the Sponsors, CCMP Investors and the Oak Hill Investors entered into the A&R Registration Rights Agreement, pursuant to which, among other things, the parties to the A&R

Registration Rights Agreement agreed not to effect any sale or distribution of any equity securities of Hillman held by any of them until the date that is six months from the Closing Date and were granted certain registration rights with respect to their respective shares of Hillman common stock, in each case, on the terms and subject to the conditions therein.
Critical Accounting Policies and Estimates
Our accounting policies are more fully described in Note 2 — Summary of Significant Accounting Policies, of the Notes to Consolidated Financial Statements. As disclosed in that note, the preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Future events cannot be predicted with certainty and, therefore, actual results could differ from those estimates. The following section describes our critical accounting policies.
Revenue Recognition:
Revenue is recognized when control of goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Sales and other taxes we collect concurrent with revenue-producing activities are excluded from revenue.
We offer a variety of sales incentives to our customers primarily in the form of discounts and rebates. Discounts are recognized in the Consolidated Financial Statements at the date of the related sale. Rebates are based on the revenue to date and the contractual rebate percentage to be paid. A portion of the cost of the rebate is allocated to each underlying sales transaction. Discounts and rebates are included in the determination of net sales.
We also establish reserves for customer returns and allowances. The reserve is established based on historical rates of returns and allowances. The reserve is adjusted quarterly based on actual experience. Discounts and allowances are included in the determination of net sales.
Our performance obligations under its arrangements with customers are providing products, in-store merchandising services, and access to key duplicating and engraving equipment. Generally, the price of the merchandising services and the access to the key duplicating and engraving equipment is included in the price of the related products. Control of products is transferred at the point in time when the customer accepts the goods, which occurs upon delivery of the products. Judgment is required in determining the time at which to recognize revenue for the in-store services and the access to key duplicating and engraving equipment. Revenue is recognized for in-store service and access to key duplicating and engraving equipment as the related products are delivered, which approximates a time-based recognition pattern. Therefore, the entire amount of consideration related to the sale of products, in-store merchandising services, and access to key duplicating and engraving equipment is recognized upon the delivery of the products.
The costs to obtain a contract are insignificant, and generally contract terms do not extend beyond one year. Therefore, these costs are expensed as incurred. Freight and shipping costs and the cost of our in-store merchandising services teams are recognized in selling, general, and administrative expense when control over products is transferred to the customer.
We used the practical expedient regarding the existence of a significant financing component as payments are due in less than one year after delivery of the products.
See Note 2 — Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements for information on disaggregated revenue by product category.
Inventory Realization:
Inventories consisting predominantly of finished goods are valued at the lower of cost or net realizable value, cost being determined principally on the standard cost method. The historical usage rate is the primary factor used in assessing the net realizable value of excess and obsolete inventory. A reduction in the carrying value of an inventory item from cost to net realizable value is recorded for inventory with excess on-hand quantities as determined based on historic and projected sales, product category, and stage in the product life cycle. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate our excess and obsolete inventory reserve. However, if our estimates regarding excess and obsolete inventory are inaccurate, we may be exposed to losses or gains that could be material. A 5% difference in actual excess and obsolete inventory reserved for at December 25, 2021, would have affected net earnings by approximately $2.0 million in fiscal 2021.
Goodwill:
We have adopted ASU 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment which eliminates Step 2 from the goodwill impairment test and instead requires an entity to perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. If, after assessing the totality of events or circumstances, we determine that the fair value of a reporting unit is less than the carrying value, then we would recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, not to exceed the total amount of goodwill allocated to the reporting unit.
Our annual impairment assessment is performed for the reporting units as of October 1. In 2021, 2020, and 2019, with the assistance of an independent third-party specialist, management assessed the value of our reporting units based on a discounted cash flow model and multiple of earnings. Assumptions critical to our fair value estimates under the discounted cash flow model include the discount rate and projected revenue growth. The results of the quantitative assessments in 2021, 2020, and 2019 indicated that the fair value of each reporting unit was in excess of its carrying value.
In our annual review of goodwill for impairment in the fourth quarter of 2021, the fair value of each reporting unit was substantially in excess of its carrying value, with the exception of our Protective Solutions reporting unit, which exceeded its carrying value by approximately 5%, and our Fastening and Hardware Solutions reporting unit, which exceeded its carrying value by approximately 23%. Significant assumptions used in the determination of the estimated fair values of the reporting units are the net sales and earnings growth rates and the discount rate. The net sales and earnings growth rates are dependent on overall market growth rates, the competitive environment, inflation and our ability to pass price increase along to our customers, relative currency exchange rates, and business activities that impact market share. As a result, the growth rate could be adversely impacted by a sustained deceleration in category growth, devaluation of the U.S. Dollar against other currencies or an increased competitive environment. The discount rate, which is consistent with a weighted average cost of capital that is likely to be expected by a market participant, is based upon industry required rates of return, including consideration of both debt and equity components of the capital structure. Our discount rate may be impacted in the future by adverse changes in the macroeconomic environment and volatility in the equity and debt markets.
While management can and has implemented strategies to address these events, changes in operating plans or adverse changes in the future could reduce the underlying cash flows used to estimate fair values and could result in a decline in fair value that would trigger future impairment charges of the Protective Solutions reporting unit’s goodwill. As of December 25, 2021, the carrying value of the Protective Solutions reporting unit’s goodwill were $128.8 million and Fastening and Hardware’s goodwill was $424.1 million.
Intangible Assets:
We evaluate our indefinite-lived intangible assets (primarily trademarks and trade names) for impairment annually or more frequently if events and circumstances indicate that it is more likely than not that the fair value of an indefinite-lived intangible asset is below its carrying amount. With the assistance of an independent third-party specialist, management assessed the fair value of our indefinite-lived intangible assets based on a relief from royalties, excess earnings, and lost profits discounted cash flow model. Assumptions critical to our fair value estimates under the discounted cash flow model include the discount rate, projected average revenue growth and projected long-term growth rates in the determination of terminal values. An impairment charge is recorded if the carrying amount of an indefinite-lived intangible asset exceeds the estimated fair value on the measurement date. No impairment charges related to indefinite-lived intangible assets were recorded in 2021, 2020, or 2019 as a result of the quantitative annual impairment test.
Income Taxes:
Deferred income taxes are computed using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities, based on enacted tax laws and statutory tax rates applicable to the periods in which the temporary differences are expected to reverse. Valuation allowances are provided for tax benefits where it is more likely than not that certain tax benefits will not be realized. Adjustments to valuation allowances are recorded for changes in utilization of the tax related item. For additional information, see Note 7 — Income Taxes, of the Notes to Consolidated Financial Statements.
In accordance with guidance regarding the accounting for uncertainty in income taxes, we recognize a tax position if, based solely on its technical merits, it is more likely than not to be sustained upon examination by the relevant taxing authority.
If a tax position does not meet the more likely than not recognition threshold, we do not recognize the benefit of that position in our financial statements. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements.
Interest and penalties related to income taxes are included in (benefit) provision for income taxes.
Business Combinations:
As we enter into business combinations, we perform acquisition accounting requirements including the following:
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Identifying the acquirer

•
Determining the acquisition date

•
Recognizing and measuring the identifiable assets acquired and the liabilities assumed, and

•
Recognizing and measuring goodwill or a gain from a bargain purchase

We complete valuation procedures and record the resulting fair value of the acquired assets and assumed liabilities based upon the valuation of the business enterprise and the tangible and intangible assets acquired. Enterprise value allocation methodology requires management to make assumptions and apply judgment to estimate the fair value of assets acquired and liabilities assumed. If estimates or assumptions used to complete the enterprise valuation and estimates of the fair value of the acquired assets and assumed liabilities significantly differed from assumptions made, the resulting difference could materially affect the fair value of net assets.
The calculation of the fair value of the tangible assets, including property, plant and equipment, utilizes the cost approach, which computes the cost to replace the asset, less accrued depreciation resulting from physical deterioration, functional obsolescence and external obsolescence. The calculation of the fair value of the identified intangible assets are determined using cash flow models following the income approach or a discounted market-based methodology approach. Significant inputs include estimated revenue growth rates, gross margins, operating expenses, and estimated attrition, royalty and discount rates. Goodwill is recorded as the difference in the fair value of the acquired assets and assumed liabilities and the purchase price. Each period, we estimate the fair value of liabilities for contingent consideration by applying a Monte Carlo analysis examining the frequency and mean value of the resulting payments. The resulting value captures the risk associated with the form of the payout structure. The risk neutral method is applied, resulting in a value that captures the risk associated with the form of the payout structure and the projection risk. The assumptions utilized in the calculation based on financial performance milestones include projected revenue and/or EBITDA amounts, volatility and discount rates. For potential payments related to product development milestones, we estimated the fair value based on the probability of achievement of such milestones. Any changes in fair value are recorded as other income (expense) in the Consolidated Statement of Comprehensive Income or Loss.
Recent Accounting Pronouncements
Recently issued accounting standards are described in Note 4 — Recent Accounting Pronouncements of the Notes to Consolidated Financial Statements.
Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Exposure
We are exposed to the impact of interest rate changes as borrowings under the Senior Facilities bear interest at variable interest rates. It is our policy to enter into interest rate swap only to the extent considered necessary to meet our objectives.
Based on our exposure to variable rate borrowings at December 25, 2021, after consideration of our LIBOR floor rate and interest rate swap agreements, a one percent (1%) change in the weighted average interest rate for a period of one year would change the annual interest expense by approximately $5.2 million.
Foreign Currency Exchange
We are exposed to foreign exchange rate changes of the Canadian and Mexican currencies as it impacts the $169.9 million tangible and intangible net asset value of our Canadian and Mexican subsidiaries as of December 25, 2021. The foreign subsidiaries net tangible assets were $107.6 million and the net intangible assets were $62.3 million as of December 25, 2021.
We utilize foreign exchange forward contracts to manage the exposure to currency fluctuations in the Canadian dollar versus the U.S. Dollar. See Note 15 — Derivatives and Hedging of the Notes to Consolidated Financial Statements.

MANAGEMENT
Board of Directors and Management
Board of Directors
Our business and affairs are managed by or under the direction of our Board. The table below lists the persons who currently serve on our Board, along with each director’s age as of the date hereof, and any other position that such director holds with Hillman.
Name	Position	Director Since	Age
Douglas Cahill	Chairman, President and Chief Executive Officer	2014	62
Joseph Scharfenberger	Director	2015	50
Richard Zannino	Director	2014	63
Daniel O’Leary	Director	2021	66
John Swygert	Director	2021	53
Aaron Jagdfeld	Director	2014	50
David Owens	Director	2018	59
Philip Woodlief	Director	2015	68
Diana Dowling	Director	2021	56
Teresa Gendron	Director	2021	52
The following is a brief biography of each director of our Board.
Douglas Cahill has been our Chairman since 2014 and our President and Chief Executive Officer since 2019. Prior to joining Hillman, Mr. Cahill was a Managing Director of CCMP from July 2014 to July 2019 and was a member of CCMP’s Investment Committee and previously was an Executive Adviser of CCMP from March 2013. Mr. Cahill served as President and Chief Executive Officer of Oreck, the manufacturer of upright vacuums and cleaning products, from May 2010 until December 2012. Prior to joining Oreck, Mr. Cahill served for eight years as President and Chief Executive Officer of Doane Pet Care Company, a private label manufacturer of pet food and former CCMP portfolio company, through to its sale to MARS Inc. in 2006. From 2006 to 2009, Mr. Cahill served as president of Mars Petcare U.S. Prior to joining Doane in 1997, Mr. Cahill spent 13 years at Olin Corporation, a diversified manufacturer of metal and chemicals, where he served in a variety of managerial and executive roles. Mr. Cahill serves as a Board Member for Junior Achievement of Middle Tennessee and the Visitor Board at Vanderbilt University’s Owen Graduate School of Management. In January 2009, Mr. Cahill was appointed as an Adviser to Mars Incorporated. Mr. Cahill previously served as a director of Banfield Pet Hospital from 2006 to 2016, Ollie’s Bargain Outlet (Nasdaq: OLLI) from 2013 to 2016, Jamieson Laboratories from 2014 to 2017, Founder Sport Group from 2016 to 2019, and Shoes for Crews from 2015 to 2019. Mr. Cahill serves as the Chairman of our board of directors due to his financial, investment, and extensive management experience.
Joseph Scharfenberger has been a co-Managing Partner of CCMP since March 2022 and is a member of CCMP’s Investment Committee. Prior to joining CCMP as a Managing Director in July 2009, Mr. Scharfenberger worked at Bear Stearns Merchant Banking. Prior to joining Bear Stearns Merchant Banking, Mr. Scharfenberger worked in the private equity division at Toronto Dominion Securities. Mr. Scharfenberger currently serves on the boards of Founder Sport Group, Shoes for Crews, and Truck Hero, Inc. Mr. Scharfenberger previously served as a director of Jamieson Laboratories from 2014 to 2017 and as a director of Jetro Cash and Carry from 2015 to 2019. Mr. Scharfenberger was selected to serve on our board of directors due to his financial, investment, and business experience. Mr. Scharfenberger was initially selected as a director nominee pursuant to CCMP’s nomination rights.

Richard Zannino has been a Managing Director of CCMP since July 2009 and is a member of CCMP’s Investment Committee. Prior to joining CCMP, Mr. Zannino was Chief Executive Officer and a member of the board of directors of Dow Jones & Company. Mr. Zannino joined Dow Jones as Executive Vice President and Chief Financial Officer in February 2001 before his promotion to Chief Operating Officer in July 2002 and to Chief Executive Officer and Director in February 2006. Prior to joining Dow Jones, Mr. Zannino was Executive Vice President in charge of strategy, finance, M&A, technology, and a number of operating units at Liz Claiborne. Mr. Zannino joined Liz Claiborne in 1998 as Chief Financial Officer. In 1998, Mr. Zannino served as Executive Vice President and Chief Financial Officer of General Signal. From 1993 until early 1998, Mr. Zannino was at Saks Fifth Avenue, ultimately serving as Executive Vice President and Chief Financial Officer. Mr. Zannino currently serves on the boards of Ollie’s Bargain Outlet (Nasdaq: OLLI), Estee Lauder Companies (NYSE: EL), IAC/InterActiveCorp. (Nasdaq: IAC), Founder Sport Group, and Shoes for Crews and is a trustee of Pace University. Mr. Zannino previously served as a director of Eating Recovery Center from 2018 to 2021, Truck Hero, Inc. from 2018 to 2021, and Jamieson Laboratories from 2014 to 2017. Mr. Zannino was selected to serve on our board of directors due to his financial, investment, and business experience. Mr. Zannino was initially selected as a director nominee pursuant to CCMP’s nomination rights.
Daniel O’Leary is an independent consultant who served as President and CEO of Edgen Murray Corporation from 2003 to 2021. He was appointed Chairman of the board in 2006. He began at Edgen Murray, a distributor for energy infrastructure components, specialized oil and gas parts and equipment, and its predecessor companies in 2003 guiding a management buyout that grew the company through a series of acquisitions and growth initiatives. The company went public in May of 2012 and was acquired in 2013 by Sumitomo Corporation. Mr. O’Leary has served on various boards within Sumitomo and its subsidiaries. Mr. O’Leary has served on the board of Custom Ecology, Inc. since 2021. Additionally, he served as an independent director on the board of Sprint Industrial from 2017-2019. Mr. O’Leary has a long career in leadership positions in manufacturing and distribution principally in the oil and gas and energy infrastructure markets. Mr. O’Leary was selected to serve on our board of directors due to his extensive management, operational, investment, and business experience. Mr. O’Leary was initially selected as a director nominee pursuant to Landcadia’s nomination rights.
John Swygert has been the President, Chief Executive Officer, and a Director of Ollie’s Bargain Outlet Holdings, Inc. (Nasdaq: OLLI) (“Ollie’s”) since December 2019. Prior to this appointment, Mr. Swygert was Ollie’s Executive Vice President and Chief Operating Officer since January 2018. Mr. Swygert joined Ollie’s in March 2004 as Chief Financial Officer and was later promoted to Executive Vice President and Chief Financial Officer in 2011. Mr. Swygert has worked in discount retail as a finance professional for over 28 years. Prior to joining Ollie’s, Mr. Swygert was Executive Vice President and Chief Financial Officer at Factory 2-U Stores, Inc. He held several positions while at Factory 2-U Stores, Inc. from 1992, ranging from Staff Accountant, Assistant Controller, Controller, Director of Financial Planning and Analysis, Vice President of Finance and Planning, and Executive Vice President and Chief Financial Officer. Mr. Swygert also previously worked for PETCO Animal Supplies, Inc. in Business Development and Financial Analysis. Mr. Swygert previously served on the board of Truck Hero Holdings, Inc. from 2018 through January 2021. Mr. Swygert was selected to serve on our board of directors due to his extensive financial, operational and management experience in the retail field.
Aaron Jagdfeld has been the President and Chief Executive Officer of Generac Power Systems, Inc. since September 2008 and a director of Generac since November 2006 (NYSE: GNRC). Mr. Jagdfeld began his career at Generac in the finance department in 1994 and became Generac’s Chief Financial Officer in 2002. In 2007, he was appointed President and was responsible for sales, marketing, engineering, and product development. Prior to joining Generac, Mr. Jagdfeld worked in the audit practice of the Milwaukee, Wisconsin office of Deloitte & Touche from 1993 to 1994. Mr. Jagdfeld was selected to serve on our board of directors due to his extensive management and financial experience. Mr. Jagdfeld was initially selected as a director nominee by mutual consent of CCMP and Landcadia.
David Owens has been a Professor at Vanderbilt University’s Owen Graduate School of Business since August 2009. At Vanderbilt, Mr. Owens has taught The Practice of Management. Mr. Owens also has served on the Board of the Nashville Entrepreneur Center since 2019. Mr. Owens was selected to serve on our board of directors due to his financial and business experience. Mr. Owens was initially selected as a director nominee by mutual consent of CCMP and Landcadia.

Philip K. Woodlief has been an independent financial consultant since 2007 and was an Adjunct Professor of Management at Vanderbilt University’s Owen Graduate School of Business since October 2010 to January 2020. At Vanderbilt, Mr. Woodlief taught Financial Statement Research and Financial Statement Analysis. Mr. Woodlief also currently serves as a Visiting Instructor of Accounting at Sewanee: The University of the South. Prior to 2008, Mr. Woodlief was Vice President and Chief Financial Officer of Doane Pet Care, a global manufacturer of pet products. Prior to 1998, Mr. Woodlief was Vice President and Corporate Controller of Insilco Corporation, a diversified manufacturer of consumer and industrial products. Mr. Woodlief began his career in 1979 at KPMG Peat Marwick in Houston, Texas, progressing to the Senior Manager level in the firm’s Energy and Natural Resources practice. Mr. Woodlief was a certified public accountant. Mr. Woodlief currently serves on the board of trustees, and chairs the Finance Committee, of Sewanee St. Andrew’s School. Mr. Woodlief previously served on the board of Founder Sport Group from 2017 to 2020. Mr. Woodlief was selected to serve on our board of directors due to his financial and business experience. Mr. Woodlief was initially selected as a director nominee by mutual consent of CCMP and Landcadia.
Diana Dowling has been an innovation and strategy consultant advising corporations on partnerships, M&A activity and new product initiatives since 2017. Her recent clients include Epiq, where she focused on data privacy products and acquisitions, and Pitney Bowes, where she focused on mobile location data and ecommerce. While consulting at Pitney Bowes, Ms. Dowling led both the business strategy for the Newgistics acquisition, as well as the post-merger integration. She is also the CEO/Founder of Two Hudson Ventures, investing in start-ups and real estate. Earlier in her career, Ms. Dowling was a VP of Business Development at MaMaMedia, a digital media startup, and Director of Business Development at Hearst New Media. In addition, she worked as a market research analyst at Tontine Partners. Ms. Dowling began her career as an analyst and associate at Bankers Trust. She was Executive Director of Harvard Business School Alumni Angels NY, as well as Co-Chair of HBSCNY Entrepreneurship. In addition, as part of the HBSCNY Skills Gap Project, she led a pilot with LaGuardia Community College and local tech startups to develop skilled programmers. She holds a Bachelor of Arts in Economics and a Master of Business Administration from Harvard University. She has served on the board of trustees for the US Squash Association and the Eagle Hill School. Ms. Dowling was selected to serve on our board of directors due to her experience in digital marketing, e-commerce, data and analytics, innovation, new business development and M&A. Ms. Dowling was initially selected as a director nominee by mutual consent of CCMP and Landcadia.
Teresa S. Gendron has been the Vice President and Chief Financial Officer of Jefferies since September 2014. From 2011 to 2014, Ms. Gendron was the Vice President and Controller of Gannett Co., Inc., an NYSE listed international media and marketing solutions company, and performed the duties of Chief Accounting Officer. Previously, Ms. Gendron was Vice President and Controller at NII Holdings, Inc., a mobile communication services company, which she joined as its Finance Director in 1998. Ms. Gendron began her career in accounting at KPMG LLP in 1991 and is a C.P.A. Ms. Gendron received an M.B.A. from Georgetown University, a Global Executive M.B.A. from ESADE Business School of Ramon Llull University in Barcelona, Spain and a B.S. in Commerce with a concentration in Accounting from the University of Virginia. Ms. Gendron was selected to serve on our board of directors due to her financial and business experience. Ms. Gendron was initially selected as a director nominee by mutual consent of CCMP and Landcadia.

Management
The following persons serve as our executive officers:
Name	Position	Age
Douglas Cahill	Chairman, President and Chief Executive Officer	62
Robert O. Kraft	Chief Financial Officer and Treasurer	51
Jon Michael Adinolfi	Divisional President, Hillman US	45
Scott C. Ride	President, Hillman Canada	51
Randall Fagundo	Divisional President, Robotics and Digital Solutions	62
Jarrod Streng	Divisional President, Protective Solutions and Corporate	42
Gary L. Seeds	Executive Vice President, Sales and Field Service	63
George Murphy	Executive Vice President, Sales	57
Amanda Kitzberger	Vice President Human Resources and Administration	40
Steven A. Brunker	Chief Information Officer	61
The following is a brief biography of each of our executive officers.
Douglas Cahill serves as President and Chief Executive Officer since 2019 and Chairman of our board of directors since 2014. Prior to joining Hillman, Mr. Cahill was a Managing Director of CCMP from July 2014 to July 2019 and was a member of CCMP’s Investment Committee and previously was an Executive Adviser of CCMP from March 2013. Mr. Cahill served as President and Chief Executive Officer of Oreck, the manufacturer of upright vacuums and cleaning products, from May 2010 until December 2012. Prior to joining Oreck, Mr. Cahill served for eight years as President and Chief Executive Officer of Doane Pet Care Company, a private label manufacturer of pet food and former CCMP portfolio company, through to its sale to MARS Inc. in 2006. From 2006 to 2009, Mr. Cahill served as president of Mars Petcare U.S. Prior to joining Doane in 1997, Mr. Cahill spent 13 years at Olin Corporation, a diversified manufacturer of metal and chemicals, where he served in a variety of managerial and executive roles. Mr. Cahill serves as a Board Member for Junior Achievement of Middle Tennessee and the Visitor Board at Vanderbilt University’s Owen Graduate School of Management. In January 2009, Mr. Cahill was appointed as an Adviser to Mars Incorporated. Mr. Cahill previously served as a director of Banfield Pet Hospital from 2006 to 2016, Ollie’s Bargain Outlet (Nasdaq: OLLI) from 2013 to 2016, Jamieson Laboratories from 2014 to 2017, Founder Sport Group from 2016 to 2019, and Shoes for Crews from 2015 to 2019. Mr. Cahill serves as the Chairman of our board of directors due to his financial, investment, and extensive management experience.
Robert O. Kraft serves as Chief Financial Officer and Treasurer. Mr. Kraft has served as Chief Financial Officer and Treasurer of The Hillman Companies, Inc. and The Hillman Group, Inc. since November 2017. Prior to joining Hillman, Mr. Kraft served as the President of the Omnicare (Long Term Care) division, and an Executive Vice President, of CVS Health Corporation from August 2015 to September 2017. From November 2010 to August 2015, Mr. Kraft was Chief Financial Officer and Senior Vice President of Omnicare, Inc. Mr. Kraft began his career with PriceWaterhouseCoopers LLP in 1992, was admitted as a Partner in 2004, and is a certified public accountant (inactive). Mr. Kraft currently serves on the board of Medpace Holdings, Inc (Nasdaq: MEDP).
Jon Michael Adinolfi serves as Divisional President, Fastening, Hardware, and Personal Protective Solutions of Hillman. Mr. Adinolfi has served as Divisional President, Fastening, Hardware, and Personal Protective Solutions of The Hillman Companies, Inc. and The Hillman Group, Inc. since July 2019. Prior to joining Hillman, Mr. Adinolfi served as President of US Retail for Stanley Black & Decker from November 2016 — July 2019. Prior to which he served as President of Hand Tools for Stanley Black & Decker from October 2013 — December 2016. From June 2011 — September 2013 he served as the CFO — North America, CDIY for Stanley Black & Decker.
Scott C. Ride serves as President of The Hillman Group Canada ULC. Mr. Ride joined The Hillman Group Canada as the Chief Operating Officer in January 2015. Prior to joining Hillman, Mr. Ride served as the President of Husqvarna Canada from May 2011 through September 2014. From 2005 through 2011,

Mr. Ride served in a variety of roles of increasing responsibility at Electrolux, including Senior Director of Marketing, Vice President and General Manager, and President.
Randall Fagundo serves as Divisional President, Robotics and Digital Solutions of The Hillman Companies, Inc. and The Hillman Group, Inc. Mr. Fagundo joined Hillman in August 2018 and prior to joining Hillman, served as the President, and Chief Executive Officer of MinuteKey since June 2010.
Jarrod Streng serves as Divisional President, Personal Protective Solutions & Corporate Marketing of Hillman. Mr. Streng has served as Division President, Personal Protective Solutions & Corporate Marketing of Hillman The Hillman Companies, Inc. and The Hillman Group, Inc. since October 2019. Mr. Streng served as Executive Vice President Marketing & Operations of our Big Time Products Division from 2018- 2019 and was the Senior Vice President of Marketing for Big Time Products from 2017-2018. Prior to joining Big Time Products, Mr. Streng served as the Vice President of Brand Management and Development for Plano Synergy from 2014-2017.
Gary L. Seeds serves as the Executive Vice President, Sales & Field Service of The Hillman Companies, Inc. and The Hillman Group, Inc. From January 2014 to February 2020, Mr. Seeds served as Senior Vice President, Sales at Hillman. From January 2003 to January 2014, Mr. Seeds served as Senior Vice President, Regional and International Sales at Hillman. From January 1993 to January 2003, Mr. Seeds served as Vice President of Traditional Sales at Hillman. From July 1992 to January 1993, Mr. Seeds served as Regional Vice President of Sales ay Hillman. From January 1989 to July 1992, Mr. Seeds served as West Coast Regional Manager. Mr. Seeds joined Hillman as a sales representative in February 1984.
George Murphy serves as Executive Vice President, Sales of Hillman. George Murphy has served as Executive Vice President, Sales of Hillman of The Hillman Companies, Inc. and The Hillman Group, Inc. since October 2019. Mr. Murphy severed as Executive Vice President of Sales of our Big Time Products division from January 2018 — October 2019 and the President of Home Depot Sales from March 2016 — Jan 2018. Prior to joining Big Time Products, Mr. Murphy served as Senior Director of Sales for Master Lock from June 2007 — March 2016.
Amanda Kitzberger serves as Vice President Human Resources and Administration of The Hillman Companies, Inc. and The Hillman Group, Inc. Prior to joining The Hillman Group, Inc. in 2019, Ms. Kitzberger was the Vice President and General Counsel at Clopay Plastic Products Co from 2014 through 2018 and served in in-house legal counsel roles at GOJO Industries, Inc. from 2008 through 2014.
Steven A. Brunker serves as the Chief Information Officer of The Hillman Companies, Inc. and The Hillman Group, Inc. Prior to joining Hillman in February 2020, Mr. Brunker served as Vice President and Chief Information Officer of LSI Industries Inc. from December 2000 through February 2020. During his tenure at LSI, Mr. Brunker was responsible for numerous key technology transitions. From July 1982 to December 2000, Mr. Brunker served in sales and corporate marketing roles at Hewlett-Packard Company.
Board Composition
Our board of directors consists of ten members. In accordance with the third amended and restated certificate of incorporation, our board of directors is divided into three classes, Classes I, II and III, each to serve a three year term, except for the initial term after the Closing, for which the Class I directors are up for reelection at the annual meeting of stockholders occurring in 2022, and for which the Class II directors will be up for reelection at the annual meeting of stockholders occurring in 2023. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following the election. Directors will not be able to be removed during their term except for cause. The directors will be divided among the three classes as follows:
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the Class I directors are Douglas Cahill, Joseph Scharfenberger and Richard Zannino, and their terms will expire at the annual meeting of stockholders to be held in 2022;

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the Class II directors are Aaron Jagdfeld, David Owens and Philip Woodlief, and their terms will expire at the annual meeting of stockholders to be held in 2023; and

•
the Class III directors are Diana Dowling, John Swygert, Daniel O’Leary and Teresa Gendron, and their terms will expire at the annual meeting of stockholders to be held in 2024.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of the board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.
Director Independence
The board of directors has determined that each of Mr. O’Leary, Mr. Swygert, Mr. Jagdfeld, Mr. Owens, Mr. Woodlief, Ms. Dowling, Mr. Scharfenberger, Mr. Zannino and Ms. Gendron are “independent directors” as defined in Nasdaq rules and the applicable SEC rules.
Board Leadership Structure
The leadership of the board is structured so that it is led by the Chair, who also serves as the Company’s Chief Executive Officer.
Committees of our Board of Directors
The board of directors has the authority to appoint committees to perform certain management and administration functions. The Board has established an audit committee, compensation committee and nominating and ESG committee.
Audit Committee
Our audit committee consists of Mr. O’Leary, Mr. Swygert, Mr. Woodlief and Ms. Gendron. The board of directors has determined that each member is independent under the listing standards and Rule 10A-3(b)(1) under the Exchange Act. The chairperson of our audit committee is Mr. Woodlief. Our board of directors has determined that Mr. Woodlief qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and possesses financial sophistication, as defined under the rules of Nasdaq Stock Market.
The purpose of the audit committee is to prepare the audit committee report required by the SEC to be included in Hillman’s SEC filings and to assist the board of directors in overseeing and monitoring (1) the quality and integrity of the financial statements, (2) compliance with legal and regulatory requirements, (3) Hillman’s independent registered public accounting firm’s qualifications and independence, (4) the performance of Hillman’s internal audit function and (5) the performance of Hillman’s independent registered public accounting firm.
Compensation Committee
The compensation committee consists of Mr. Owens, Mr. Jagdfeld, Ms. Dowling, Mr. Scharfenberger and Mr. Zannino. The chairperson of the compensation committee is Mr. Zannino. The purpose of the compensation committee is to assist the board of directors in discharging its responsibilities relating to (1) setting Hillman’s compensation program and compensation of its executive officers and directors, (2) monitoring Hillman’s incentive and equity-based compensation plans and (3) preparing the compensation committee report required to be included in Hillman’s SEC filings under the rules and regulations of the SEC.
Nominating and ESG Committee
Our nominating and ESG committee consists of Mr. O’ Leary, Mr. Swygert, Mr. Jagdfeld, Mr. Owens, Mr. Woodlief, Ms. Dowling, Mr. Scharfenberger, Mr. Zannino and Ms. Gendron. The chairperson of our nominating and corporate governance committee is Mr. Owens. The purpose of the nominating and corporate governance committee will be to assist the board of directors in discharging its responsibilities relating to (1) identifying individuals qualified to become new board of directors members, consistent with criteria approved by the board of directors, (2) reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that the board of directors select, the director nominees for the next annual meeting of stockholders, (3) identifying board of directors members qualified to fill vacancies on any board of directors committee and recommending that the board of directors appoint the identified member or members to the applicable committee, (4) reviewing and recommending to the board of directors corporate governance principles applicable to Hillman, (5) overseeing the evaluation of the board of directors and management and (6) handling such other matters that are specifically delegated to the committee by the board of directors from time to time.
Compensation Committee Interlocks and Insider Participation
No member of the compensation committee was at any time during fiscal year 2021, or at any other time, one of our officers or employees. None of our executive officers has served as a director or member of a compensation committee (or other committee serving an equivalent function) of any entity during fiscal year 2021, one of whose executive officers served as a director of our board of directors or member of our compensation committee.
Code of Business Conduct and Ethics
We have adopted a code of business conduct that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer, which is available on our website. Our code of business conduct is a “code of ethics”, as defined in Item 406(b) of Regulation S-K. Please note that our internet website address is provided as an inactive textual reference only. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our internet website.

EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
This Compensation Discussion and Analysis provides an overview and analysis of our compensation programs, the compensation decisions we have made under these programs, and the factors we considered in making these decisions with respect to the compensation earned by the following individuals, who as determined under the rules of the SEC are collectively referred to herein as our named executive officers (“NEOs”) for fiscal year 2021:
•
Douglas J. Cahill, President and Chief Executive Officer

•
Robert O. Kraft, Chief Financial Officer and Treasurer

•
Randall J. Fagundo, Divisional President, Robotics and Digital Solutions

•
Scott C. Ride, President, Hillman Canada

•
Gary L. Seeds, Executive Vice President, Sales and Field Service

Overview of the Compensation Program
Compensation Philosophy
The objective of our corporate compensation and benefits program is to establish and maintain competitive total compensation programs that will attract, motivate, and retain the qualified and skilled workforce necessary for the continued success of our business. To help align compensation paid to executive officers with the achievement of corporate goals, we have designed our cash compensation program as a pay- for-performance based system that rewards NEOs for their individual performance and contribution in achieving corporate goals. In determining the components and levels of NEO compensation each year, the compensation committee of our board of directors (our “compensation committee”) considers company performance, and each individual’s performance and potential to enhance long-term stockholder value. To remain competitive, our compensation committee also periodically reviews compensation survey information published by various organizations as another factor in setting NEO compensation. Our compensation committee relies on judgment and does not have any formal guidelines or formulas for allocating between long-term and currently paid compensation, cash and non-cash compensation, or among different forms of non-cash compensation for our NEOs.
Components of Total Compensation
Compensation packages in 2021 for the Company’s NEOs were comprised of the following elements:
Short-Term Compensation Elements
Element	Role and Purpose
Base Salary	Attract and retain executives and reward their skills and contributions to the day-to-day management of our Company.
Annual Performance-Based Bonuses	Motivate the attainment of annual Company and division, financial, operational, and strategic goals by paying bonuses determined by the achievement of specified performance targets with a performance period of one year.
Discretionary Bonuses	From time to time, the Company may award discretionary bonuses to compensate executives for special contributions or extraordinary circumstances or events.

Long-Term Compensation Elements
Element	Role and Purpose
Stock Options and other Equity-Based Awards	Motivate the attainment of long-term value creation, align executive interests with the interests of our stockholders, create accountability for executives to enhance stockholder value, and promote long-term retention through the use of multi-year vesting equity awards.
Severance and Change of Control Benefits
Promote long-term retention and align the interests of executives with stockholders by providing (i) for the pre-2021 time based awards granted prior to the Business Combination, acceleration of equity vesting in the event of a change in control transaction; and (ii) for all performance based awards granted in 2021 or later as a public company or anticipation of becoming a public company, no mandatory acceleration of equity vesting in the event of a change in control transaction.

Severance Benefits	We provide modest severance protection in the form of continued base salary and bonus payments in the event of a termination of employment without cause or for good reason for individual NEOs, as described below.
Benefits
Element	Role and Purpose
Employee Benefit Plans and Perquisites	Participation in Company-wide health and retirement benefit programs, provide financial security and additional compensation commensurate with senior executive level duties and responsibilities.
Process
Role of the Compensation Committee and Management
Our compensation committee meets annually to review and consider base salary and any proposed adjustments, prior year annual performance bonus results and targets for the current year, and any long-term incentive awards. Our compensation committee also reviews the compensation package for all new executive officer hires.
The key member of management involved in the compensation process is our Chief Executive Officer (“CEO”), Douglas J. Cahill. Our CEO presents recommendations for each element of compensation for each NEO, other than himself, to our compensation committee, which in turn evaluates these goals and either approves or appropriately revises them and presents them to our board of directors for review and approval.
On an annual basis, a comprehensive report is provided by the CEO to our compensation committee on all of our compensation programs.
Determination of CEO Compensation
Our compensation committee determines the level of each element of compensation for our CEO and presents its recommendations to our full board of directors for review and approval. Consistent with its determination process for other NEOs, our compensation committee considers a variety of factors when determining compensation for our CEO, including past corporate and individual performance, compensation from our peer group, and general market survey data for similar size companies.
Assessment of Market Data and Engagement of Compensation Consultants
In establishing the compensation for each of our NEOs, our compensation committee considers information about the compensation practices of companies both within and outside our industry and geographic region, and considers evolving compensation trends and practices generally. Our compensation committee historically reviewed third-party market data published by various organizations such as the National Association of Manufacturers, the Compensation Data Manufacturing and Distribution Survey. Our compensation committee may review such survey data for market trends and developments, and utilize such data as one factor when making its annual compensation determinations.
We have not historically utilized a compensation consultant with respect to compensation determinations. However, as discussed below, in connection with the Business Combination, Pearl Meyer & Partners, LLC was engaged as an independent executive compensation consultant to advise on the executive and director compensation programs of Hillman. We continued to engage Pearl Meyer & Partners, LLC in 2021 following the Business Combination. We anticipate that as a publicly traded company we will continue to use an executive compensation consultant going forward.
Role of Compensation Consultant
Pearl Meyer & Partners, LLC (“Pearl Meyer”), our independent compensation consultant, provides research, market data, survey, proxy information, and design expertise in developing executive and director compensation programs. As requested by the compensation committee, Pearl Meyer provided the compensation committee with market data from proprietary databases and publicly available information to consider when making compensation decisions for the NEOs. Pearl Meyer also provided similar input to support compensation recommendations and decisions made for Company executives who are not NEOs.
Pearl Meyer attended compensation committee meetings in fiscal 2021 following the Business Combination and advised the compensation committee on principal aspects of executive compensation, including the competitiveness of individual exercise pay levels and short- and long-term incentive designs. Pearl Meyer also provided advice with respect to the non-employee director compensation program. Pearl Meyer reports directly to the compensation committee.
Development and Use of Peer Group
Based on Pearl Meyer’s recommendation, the compensation committee adopted a peer group of publicly traded industrial and consumer discretionary companies with similar revenues and market cap to determine competitive pay levels for input into the compensation committee’s decision-making process. For 2021, we used the following peer group (the “Peer Group”):
JELD-WEN Holding, Inc.	Floor & Decor Holdings, Inc	Leslie’s, Inc.
Spectrum Brands Holdings, Inc.	Masonite International Corporation	YETI Holdings, Inc.
BMC Stock Holdings, Inc.	American Woodmark Corporation	Richelieu Hardware Ltd.
Pool Corporation	Simpson Manufacturing Co., Inc.	Armstrong World Industries, Inc.
Allegion plc	Gibraltar Industries, Inc.	The AZEK Company Inc.
SiteOne Landscape Supply, Inc.	Lumber Liquidators Holdings, Inc.	PGT Innovations, Inc.
Griffon Corporation	Dorman Products, Inc.	Trex Company, Inc.
The compensation committee has not set a range or percentile relative to its Peer Group for determining the compensation of our NEOs and other executive officers. Rather, the Peer Group is reviewed as one of many factors by our compensation committee.
Short-Term Compensation Elements
Base Salary
We believe that executive base salaries are an essential element to attract and retain talented and qualified executives. Base salaries are designed to provide financial security and a minimum level of fixed compensation for services rendered to the company. Base salary adjustments may reflect an individual’s performance, experience, and/or changes in job responsibilities. We also consider the other compensation we provide to our NEOs, such as the value of outstanding options, when determining base salary.
The rate of annual base salary for each NEO for fiscal years 2021, 2020, and 2019 are set forth below.
Name	2021 Base Salary	2020 Base Salary(3)	2019 Base Salary
Douglas J. Cahill(1)	$700,000	$650,000	$650,000
Robert O. Kraft	$415,000	$415,000	$415,000
Randall J. Fagundo	$330,000	$330,000	$286,000
Scott C. Ride(2)	$289,384	$288,888	$283,520
Gary L. Seeds	$300,000	$300,000	$300,000

(1)
Mr. Cahill was hired effective July 29, 2019 as Executive Chairman, Senior Executive Officer and promoted to President and Chief Executive Officer effective September 16, 2019.

(2)
Mr. Ride is based in Canada and paid in Canadian dollars. His base salaries were converted to U.S. dollars for disclosure purposes using the following rates: 1.2813 effective December 25, 2021, 1.2835 effective December 26, 2020 and 1.3078 effective December 28, 2019.

(3)
Due to the uncertainty of the COVID-19 pandemic, base salaries for Mr. Cahill, Mr. Kraft were reduced 10% on March 29, 2020. Base salaries for Mr. Cahill and Mr. Kraft were further reduced to a 20% total reduction on April 20, 2020 and Mr. Fagundo’s base salary was reduced by 20% on April 20, 2020. Base salaries were reinstated to March 28, 2020 amounts on May 31, 2020 based on company performance.

The increase, if any, in base salary for each NEO for a fiscal year reflects each individual’s particular skills, responsibilities, experience, and prior year performance. The fiscal year 2021 base salary amounts were determined as part of the total compensation paid to each NEO and were not considered, by themselves, as fully compensating the NEOs for their service to the company.
Annual Performance-Based Bonuses
Pursuant to their employment agreements, each NEO is eligible to receive an annual cash bonus under the terms of a performance-based bonus plan. Each employment agreement specifies an annual target and maximum bonus as a percentage of the NEO’s annual base salary, which percentages may be adjusted (but not decreased below those stated in the NEO’s employment agreement) for any particular year in the discretion of our board of directors. The specific performance criteria and performance goals are established annually by our compensation committee in consultation with our CEO (other than with respect to himself) and approved by our board of directors. The performance targets are communicated to the NEOs following formal approval by our compensation committee and our board of directors, which is normally around March. The table below shows the target bonus and maximum bonuses as a percentage of base salary for each NEO for 2021. Generally, the higher the level of responsibility of the NEO within the company, the greater the percentages of base salary applied for that individual’s target and maximum bonus compensation.

2021 Target and Maximum Bonus
Name	2021 Threshold Bonus as Percentage of Base Salary	2021 Target Bonus as Percentage of Base Salary	2021 Maximum Bonus as Percentage of Base Salary
Douglas J. Cahill	50%	100%	200%
Robert O. Kraft	30%	60%	120%
Randall J. Fagundo	25%	50%	100%
Gary L. Seeds	25%	50%	100%
Scott C. Ride	25%	50%	100%
Each NEO’s annual bonus is determined based on actual performance in several categories of pre- established performance criteria as further described below. If actual results for each performance category equal the specified target performance level, the total bonus is the target bonus shown above. If actual results for each performance category equal or exceed the specified maximum performance level, the total bonus is the maximum bonus shown above. As described below, for some performance criteria, a portion of the target bonus may be payable if actual results for that category are less than the target performance level but are at least equal to a specified threshold level of performance.
For 2021, the bonus criteria for all NEOs included two company performance goals measured by 1) our Adjusted EBITDA for the year ended December 25, 2021, which is our consolidated earnings before interest, taxes, depreciation, and amortization, as adjusted for non-recurring charges as shown in the “Non-GAAP Financial Measures” section of this prospectus (“Adjusted EBITDA”), and 2) our consolidated cash flow, which is the change in cash plus the reduction in the revolver and the principle of the term loan during the year ended December 25, 2021 (“Consolidated Cash Flow”). For the bonus to be funded, the Adjusted EBITDA target must meet the threshold. Once the Adjusted EBITDA threshold is met, the final payout is dependent on the achievement of all metrics and their respective targets. Achievement at levels between threshold and maximum will result in payments on a sliding scale.
The table below shows the performance criteria for fiscal year 2021 selected for each NEO and the relative weight of total target and maximum bonus assigned to each component.
2021 Performance Criteria and Relative Weight
Name	Adjusted EBITDA	Consolidated Compensation Cash Flow
Douglas J. Cahill	70%	30%
Robert O. Kraft	70%	30%
Randall J. Fagundo	70%	30%
Gary L. Seeds	70%	30%
Scott C. Ride	70%	30%
Adjusted EBTIDA and Consolidated Compensation Cash Flow are non-GAAP measures. Please refer to the charts below for additional information, including our definitions and use of Adjusted EBITDA and segment Adjusted EBITDA, and for a reconciliation of those measures to the most directly comparable financial measures under GAAP.
The threshold, target and maximum amounts and payout levels of each of the Adjusted EBITDA and Consolidated Compensation Cash Flow targets determinative of the annual bonus payouts to each of the NEOs are as follows (amounts in thousands):
Metric	Threshold	Target	Maximum
Adjusted EBITDA	$221,200	$243,000	$264,800
Payout	50%	100%	200%

Metric	Threshold	Target	Maximum
Consolidated Compensation Cash Flows	$100,000	$114,000	$130,000
Payout	50%	100%	200%
The level of performance actually achieved for the fiscal year ended December 25, 2021 in each of the above categories was as follows (amounts in thousands):
Metric	Threshold	Actual	Achievement Relative to Threshold	Resulting Payout
Adjusted EBITDA	$221,200	$207,418	Below Threshold	—%
Consolidated Compensation Cash Flows	100,000	(74,924)	Below threshold	—%
Our NEOs did not earn a bonus for the year ended December 25, 2021 since actual performance was below threshold:
Name	2021 Target Bonus	Actual Annual Bonus Paid	% of Target Bonus
Douglas J. Cahill	$700,000	$—	—%
Robert O. Kraft	249,000	—	—%
Randall J. Fagundo	165,000	—	—%
Scott C. Ride(1)	144,692	—	—%
Gary L. Seeds	150,000	—	—%

(1)
Mr. Ride is based in Canada and paid in Canadian dollars. His 2021 Target bonus was converted to U.S. dollars for disclosure using 1.2813 exchange rate effective December 25, 2021

The following charts reconcile Compensation Adjusted EBITD and Consolidated Compensation Cash Flow to their nearest GAAP measure. Please refer to the “Non-GAAP Financial Measures” section of this filing for additional information, including our definitions and use of Adjusted EBITDA and segment Adjusted EBITDA, and for a reconciliation of those measures to the most directly comparable financial measures under GAAP.
Adjusted EBITDA
Amounts in Thousands
(dollars in thousands)	Year Ended December 25, 2021
Net loss	$(38,332)
Income tax benefit	(11,784)
Interest expense, net	61,237
Interest expense on junior subordinated debentures	7,775
Investment income on trust common securities	(233)
Depreciation	59,400
Amortization	61,329
Mark-to-market adjustment on interest rate swaps	(1,685)
EBITDA	$137,707

(dollars in thousands)	Year Ended December 25, 2021
Stock compensation expense	15,255
Management fees	270
Restructuring(1)	910
Litigation expense(2)	12,602
Acquisition and integration expense(3)	11,123
Change in fair value of contingent consideration	(1,806)
Change in fair value of warrant liability(4)	(14,734)
Buy-back expense(5)	2,000
Refinancing costs(6)	8,070
Inventory revaluation charges(7)	32,026
Anti-dumping duties(8)	3,995
Adjusted EBITDA	$207,418

(1)
Restructuring includes restructuring costs associated with restructuring in our Canada segment announced in 2018, including facility consolidation, stock keeping unit rationalization, severance, sale of property and equipment, and charges relating to exiting certain lines of business. Also included is restructuring in our United Stated business announced in 2019, including severance related to management realignment and the integration of sales and operating functions. See Note 17 —  Restructuring of the Notes to the Consolidated Financial Statements for additional information. Finally, includes consulting and other costs associated with streamlining our manufacturing and distribution operations.

(2)
Litigation expense includes legal fees associated with our litigation with KeyMe, Inc. and Hy-Ko Products Company LLC (see Note 18 — Commitments and Contingencies of the Notes to Consolidated Financial Statements for additional information).

(3)
Acquisition and integration expense includes professional fees, non-recurring bonuses, and other costs related to historical acquisitions, including the merger with Lancadia III.

(4)
The warrant liabilities are marked to market each period end (see Note 8 — Warrants of the Notes to Consolidated Financial Statements for additional information).

(5)
Infrequent buy backs associated with new business wins.

(6)
In connection with the merger,we refinanced our Term Credit Agreement and ABL Revolver. Proceeds from the refinancing were used to redeem in full senior notes due July 15, 2022 (the “6.375% Senior Notes”) and the 11.6% Junior Subordinated Debentures.

(7)
In the the third quarter of 2021, we recorded an inventory valuation adjustment in our Hardware and Protective Solutions segment of $32.0 million primarily related to strategic review of our COVID-19 related product offerings. We evaluated our customers’ needs and the market conditions and ultimately decided to exit the following protective product categories related to COVID-19; cleaning wipes, disinfecting sprays, face masks, and certain disposable gloves (see the Current Economic Conditions section of Management’s discussion and analysis for additional information).

(8)
Anti-dumping duties assessed related to the nail business for prior year purchases.

Consolidated Compensation Cash Flow
Year Ended December 25, 2021
Operating Cash Flow	$(110,254)
Less:
Capital Expenditures	(51,552)
Plus:
Merger related costs	7,690
Long term incentive paid out	10,413
Total interest expense	68,779
Consolidated Compensation Cash Flow	$(74,924)
Long-Term Compensation Elements
Stock Options and Restricted Shares
All equity awards granted prior to the Business Combination were granted under the 2014 Equity Incentive Plan (the “2014 Equity Incentive Plan”), pursuant to which we may grant options, stock appreciation rights, restricted stock, and other stock-based awards or up to an aggregate of 14,523,570 shares. The 2014 Equity Incentive Plan is administered by the Compensation Committee. Such committee determines the terms of each stock-based award grant under the 2014 Equity Incentive Plan, except that the exercise price of any granted options and the grant price of any granted stock appreciation rights may not be lower than the fair market value of one share of our common stock as of the date of grant.
Subsequent to the closing of the Business Combination, effective July 14, 2021, the Company established the 2021 Equity Incentive Plan. Under the 2021 Equity Incentive Plan (the “2021 Equity Incentive Plan”), the maximum number of shares of Stock that may be delivered in satisfaction of Awards under the Plan as of the Effective Date is (i) 7,150,814 shares, plus (ii) the number of shares of Stock underlying awards under the 2014 Equity Incentive Plan that on or after the Effective Date expire or become unexercisable, or are forfeited, cancelled or otherwise terminated, in each case, without delivery of shares or cash therefore, and would have become available again for grant under the Prior Plan in accordance with its terms (not to exceed 14,523,510 shares of Stock in the aggregate) (the “Share Pool”). Subsequent to the establishment of the 2021 Equity Incentive Plan, no further grants will be made from the 2014 Equity Incentive Plan.
Our equity incentive plans are designed to align the interests of our stockholders and executive officers by increasing the proprietary interest of our executive officers in our growth and success to advance our interests by attracting and retaining key employees, and motivating such executives to act in our long-term best interests. We grant equity awards to promote the success and enhance the value of the Company by providing participants with an incentive for outstanding performance. Equity-based awards also provide the Company with the flexibility to motivate, attract, and retain the services of employees upon whose judgment, interest, and special effort the successful conduct of our operation is largely dependent.
In the year ended December 25, 2021, 1,489,855 stock options were granted to NEOs under the 2014 Equity Incentive Plan. See the Grants of Plan-Based Awards in Fiscal Year 2021 table below for details of the grant for each NEO. Two-thirds of the options vest in four equal annual installments based on continued service, and one-third of the options vest 50% on January 1, 2022 if the company achieves or exceeds an EBITDA target of $240 million for fiscal year 2021, and 50% on January 1, 2023 if the company achieves or exceeds an EBITDA target of $260 million for fiscal year 2022. The fiscal year 2021 Adjusted EBITDA performance target was not achieved.
Additionally, in connection with the closing of the Business Combination, performance-based vesting conditions of any option granted prior to 2021 were adjusted such that the performance-based portion of the associated option will vest upon certain pre-established stock price hurdles. For the performance options granted prior to 2021, the modification of the vesting criteria resulted in $11.5 million of additional compensation expense, $8.2 million of which was recognized in the year ended December 25, 2021, the remainder of which will be recognized through Q1 2022. See Note 13 — Stock Based Compensation, to the accompanying Consolidated Financial Statements for details.
On January 11, 2022, we granted 273,639 stock options and 90,543 restricted units to Mr. Cahill, 91,213 stock options and 30,181 restricted units to Mr. Kraft, 68,409 stock options and 22,635 restricted units to Mr. Fagundo, 66,889 stock options and 22,132 restricted units to Mr. Ride, and 36,217 restricted units to Mr. Seeds. The options vest in four equal annual installments based on continued service. The restricted units vest on the third anniversary of the grant date, subject to the grantee’s continued employment on each such vesting date.
Mr. Fagundo’s Bonus Based on Long Term Cash Retention Plan
In 2018, we instituted a long term cash retention incentive. The long term cash incentive plan (“LTCI”) was designed to align executive interests, create accountability and retain executives through the integration of Hillman’s various acquisitions. Mr. Fagundo was a participant in LTCI in fiscal 2020, with his bonus based upon achievement of certain EBITDA targets of our MinuteKey business.
The MinuteKey business did not achieve the minimum LTCI EBITDA threshold in fiscal 2020 due primarily to (i) certain synergy charges to the operating business; and (ii) the negative impact of COVID-19 making certain of MinuteKey’s kiosks inaccessible to customers. Given these extraordinary circumstances, and in order to reinforce retention, the Board exercised its discretion and awarded 69% ($1,020,008) of the 2020 bonus opportunity to Mr. Fagundo for fiscal 2020, and converted the remaining 31% ($453,992) into a retention bonus payable if Mr. Fagundo remained employed until the end of fiscal year 2021. Mr. Fagundo remained employed at the end of fiscal year 2021, and as a result the $453,992 bonus is payable to him.
We do not anticipate that the LTCI bonus program will continue for any NEOs in the future.
Severance and Change in Control Benefits
We have entered into employment agreements with each of our NEOs that provide for severance payments and benefits in the event the NEO’s employment is terminated under specified conditions including death, disability, termination by the company without “cause,” or the NEO resigns for “good reason” (each as defined in the agreements). In addition, we have provided for certain equity acceleration benefits designed to assure the company of the continued employment and attention and dedication to duty of these key management employees and to seek to ensure the availability of their continued service, notwithstanding the possibility or occurrence of a change in control of the company and resultant employment termination. The severance payments and equity vesting benefits payable both in the event of, and independently from, a change in control are in amounts that we have determined are necessary to remain competitive in the marketplace for executive talent. See “Potential Payments Upon Termination or Change in Control” for additional information. The Business Combination did not constitute a change in control of Hillman Holdco for purposes of any compensatory arrangements with our executive officers or directors.
Employee Benefit Plans and Perquisites
Executives are eligible to participate in the same health and benefit plans generally available to all full- time employees, including health, dental, vision, term life, disability insurance, and supplemental long term disability insurance. In addition, the NEOs are eligible to participate in Hillman Holdco’s Defined Contribution Plan (401(k) Plan) and Nonqualified Deferred Compensation Plan, both described below.
Defined Contribution Plans
Our NEOs and most other full-time U.S. employees are covered under a 401(k) retirement savings plan (the “Defined Contribution Plan”) which permits employees to make tax-deferred contributions and provides for a matching contribution of 50% of each dollar contributed by the employee up to 6% of the employee’s compensation. In addition, the Defined Contribution Plan provides a discretionary annual contribution in amounts authorized by our board of directors, subject to the terms and conditions of the plan.

Nonqualified Deferred Compensation Plan
Our NEOs and certain other employees are eligible to participate in the Hillman Holdco Nonqualified Deferred Compensation Plan (the “Deferred Compensation Plan”). The Deferred Compensation Plan allows eligible employees to defer up to 25% of salary and commissions and up to 100% of bonuses. Prior to 2021, the Company contributed a matching contribution of 25% on the first $10,000 of employee deferrals, subject to a five-year vesting schedule.
Perquisites
Mr. Cahill, Mr. Kraft, Mr. Fagundo are entitled to reimbursement for the reasonable expenses of leasing or buying a car up to $700 per month. Mr. Ride is entitled to use of a Company car, incurring $12,907 in personal use in 2021.
Stock Ownership Guidelines
While we had not historically imposed any equity or security ownership guidelines for executives, including the NEOs, following the Business Combination, the Board of Directors adopted stock ownership guidelines applicable to our executive officers, and our non-employee directors. Under our stock ownership guidelines, our Chief Executive Officer is required to hold shares of the Company’s common stock with a value equal to at least five (5) times his or her annual base salary. Our Chief Financial Officer and Divisional President Hillman US and non- employee directors are required to hold shares of the Company’s common stock with a value equal to three (3) times his or her annual base salary. Each of our other named executive officers is required to hold shares of the Company’s common stock with a value equal to at least two (2) times his or her annual base salary. Further detail on non-employee director compensation can be found in the section entitled “Compensatory Arrangements for Directors” below. Executive officers and non-employee directors are required to achieve the applicable level of ownership within five (5) years from the later of (a) the date these guidelines were adopted or (b) the date the person was initially designated an executive officer or director, as applicable, of the Company.
Compensation Committee Report
The Compensation Committee of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this prospectus.
Respectfully submitted,
The Compensation Committee
Aaron Jagdfeld (Chairman)
Diana Dowling
Joseph M. Scharfenberger, Jr.
David Owens
Richard F. Zannino

Summary Compensation Table
The following table sets forth compensation that the Company’s principal Chief Executive Officer (CEO), principal Chief Financial Officer (CFO), and each of the next three highest paid executive officers of the Company, or the NEOs, earned during the years ended December 25, 2021, December 26, 2020, and December 28, 2019 in each executive capacity in which each NEO served. Mr. Cahill served as both an officer and director (upon joining Hillman in July 2019) but did not receive any compensation from the Company with respect to his role as a director.
Name and Principal Position	Year	Salary(1)	Bonus(2)	Option Awards(3)	Non-Equity Incentive Plan Compensation(4)	Compensation – All Other(5)	Total
Douglas J. Cahill(6) President and CEO	2021	$698,077	$—	$2,637,196	$—	$13,827	$3,349,100
	2020	631,250	—	—	846,235	100,776	1,578,261
	2019	262,500	—	11,113,635	190,249	1,500	11,567,884
Robert O. Kraft CFO and Treasurer	2021	415,000	—	3,130,835	—	15,104	3,560,939
	2020	403,029	—	748,158	1,824,173	23,905	2,999,265
	2019	415,000	—	—	171,150	17,945	604,095
Randall J. Fagundo Divisional President, Robotics and Digital Solutions	2021	329,992	453,992	1,038,488	—	17,578	1,840,050
	2020	322,380	1,020,008	748,158	214,814	21,198	2,326,558
	2019	306,462	—	—	104,225	60,684	471,371
Scott C. Ride(7) President, Hillman Canada	2021	289,384	—	1,839,399	—	24,306	2,153,089
	2020	288,895	—	269,954	188,566	24,681	772,096
	2019	271,175	10,323	—	91,923	23,939	397,360
Gary L. Seeds, Executive Vice President, Sales and Field Service	2021	300,000	—	1,840,094	—	10,212	2,150,306
	2020	300,000	29,715	385,648	195,285	14,155	924,803
	2019	278,984	—	—	88,496	13,611	381,091

(1)
Due to the uncertainty of the COVID-19 pandemic, base salaries for Mr. Cahill and Mr. Kraft were reduced 10% on March 29, 2020. Base salaries for Mr. Cahill and Mr. Kraft were further reduced to a 20% total reduction on April 20, 2020 and Mr. Fagundo’s base salary was reduced by 20% on April 20, 2020. Base salaries were reinstated to March 28, 2020 amounts on May 31, 2020 based on company performance.

(2)
Represents discretionary bonuses. These discretionary bonuses are presented in the table in the year in which the bonuses were earned. The payments were made in the subsequent year. In 2020 and 2021, this reflects bonus payments based upon the long-term cash incentive plan for Mr. Fagundo.

(3)
The amount included in the “Option Awards” column represents the grant date fair value of options calculated in accordance with FASB ASC Topic 718. See Note 13 — Stock Based Compensation, to the accompanying Consolidated Financial Statements for details.
In accordance with SEC disclosure rules, the Option Awards column also includes the incremental fair value associated with the modification to the vesting terms of the previously issued options with performance-based vesting. Upon completion of the Business Combination, performance-based vesting conditions of any option granted prior to 2021 were adjusted such that the performance-based portion of the associated option will vest upon certain pre-established stock price hurdles. The amount of compensation included in 2021 associated with the modification of vesting terms of options is $2,266,137 for Mr. Kraft, $528,717 for Mr. Fagundo, $1,440,347 for Mr. Ride, and $1,441,002 for Mr. Seeds. See Note 13 — Stock Based Compensation, to the accompanying Consolidated Financial Statements for details.

(4)
Represents earned bonuses for services rendered in each year and paid in the subsequent year based on achievement of performance goals under the performance-based bonus arrangements. NEOs did not earn a performance-based bonus in 2021. See “Compensation Discussion and Analysis — Short-Term Compensation Elements — Annual Performance-Based Bonuses” above, for additional information.

(5)
The amounts in this column consist of our matching contributions to the Defined Contribution Plan ($5,750 for Mr. Cahill, $6,704 for Mr. Kraft, $9,178, for Mr. Fagundo, $10,212 for Mr. Seeds, and $11,399 for Mr. Ride, the car allowance for each NEO ($8,077 for Mr. Cahill and $8,400 each for Messrs. Kraft and Fagundo). It also includes $12,907 of personal use of the company car for Mr. Ride. In 2020 it also includes $87,769 in moving expenses for Mr. Cahill. During each of the fiscal years 2021, 2020, and 2019, there were no above market earnings in the Deferred Compensation Plan for any of the NEOs.

(6)
Mr. Cahill was hired effective July 29, 2019 as Executive Chairman, Senior Executive Officer and promoted to President and Chief Executive Officer effective September 16, 2019.

(7)
Mr. Ride is based in Canada and paid in Canadian dollars. His compensation was converted to U.S. dollars for disclosure using the following rates: 1.2813 effective December 25, 2021, 1.2835 effective December 26, 2020 and 1.3078 effective December 28, 2019.

Grants of Plan-Based Awards in Fiscal Year 2021
The following table summarizes the plan-based incentive awards granted to NEOs in 2021:
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)(3)
Name	Grant Date	Minimum ($)	Target ($)	Maximum ($)
Douglas J. Cahill	3/19/2021	$350,000	$700,000	$1,400,000	—	—	—
	1/22/2021				816,874	10.00	2,637,196
Robert O. Kraft	3/19/2021	124,500	249,000	498,000	—	—	—
	1/22/2021	—	—	—	267,841	10.00	864,698
	7/14/2021(4)	—	—	—	247,238	6.07	1,636,716
	7/14/2021(4)	—	—	—	103,015	7.29	629,422
Randall J. Fagundo	3/19/2021	82,500	165,000	330,000	—	—	—
	1/22/2021	—	—	—	157,902	10.00	509,771
	7/14/2021(4)	—	—	—	86,533	7.29	528,717
Scott C. Ride	3/19/2021	72,346	144,692	289,384	—	—	—
	1/22/2021	—	—	—	123,619	10.00	399,092
	7/14/2021(4)	—	—	—	72,523	6.07	480,102
	7/14/2021(4)	—	—	—	145,046	6.07	960,205
Gary L. Seeds	3/19/2021	75,000	150,000	300,000	—	—	—
	1/22/2021	—	—	—	123,619	10.00	399,092
	7/14/2021(4)	—	—	—	217,674	6.07	1,441,002

(1)
The amounts in this table granted on March 9, 2021, reflect the 2021 performance-based bonus awards that each NEO was eligible to receive pursuant to the terms of his employment agreement and the Company’s 2021 performance bonus plan. Each NEO’s overall target and maximum performance-based bonus for 2021 was determined as a percentage of base salary. See the description of Annual Performance Bonus in the Compensation Discussion and Analysis for a description of the specific performance components and more detail regarding the determination of actual 2021 annual performance bonus and Incentive Bonus payments.

(2)
Represents grants of options pursuant to the 2014 Equity Incentive Plan.

(3)
The amount included in this column represents the grant date fair value of options and restricted stock calculated in accordance with FASB ASC Topic 718. See Note 13 — Stock Based Compensation, to the accompanying Consolidated Financial Statements for details.

(4)
This amount represents the number of stock options that were impacted by the modification of the outstanding performance-based awards in connection with the Business Combination and does not reflect a new or additional grant of an award. Upon completion of the Business Combination, performance-based vesting conditions of any option granted prior to 2021 were adjusted such that the performance-based portion of the associated option will vest upon certain pre-established stock price hurdles. See Note 13 — Stock Based Compensation, to the accompanying Consolidated Financial Statements for details.

Outstanding Equity Awards at 2020 Fiscal Year-End
The following table sets forth the number of unexercised options and unvested shares of restricted stock held by the NEOs at December 25, 2021.
	Option Awards(1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards; Number of Securities Underlying Unexercised Unearned Option (#)	Option Exercise Price ($)	Option Expiration Date
Douglas J. Cahill	2,747,063	2,747,063	—	$8.50	7/29/2029
	—	544,583	272,291	10.00	1/22/2031
Robert O. Kraft	247,238	—	247,238	6.07	11/1/2027
	77,261	25,754	103,015	7.29	8/30/2028
	79,940	239,821	—	7.89	7/30/2030
	—	178,561	89,280	10.00	1/22/2031
Randall J. Fagundo	64,899	21,634	86,533	7.29	8/10/2028
	79,940	239,821	—	7.89	7/30/2030
	—	105,268	52,634	10.00	1/22/2031
Scott C. Ride	72,523	—	72,523	6.07	10/1/2027
	145,046	—	145,046	6.07	2/12/2025
	28,844	86,533	—	7.89	7/30/2030
	—	82,413	41,206	10.00	1/22/2031
Gary L. Seeds	217,674	—	217,674	6.07	7/1/2024
	41,206	123,619	—	7.89	7/30/2030
	—	82,413	41,206	10.00	1/22/2031

(1)
All stock options reported in the table above are options to acquire common stock granted under the 2014 Equity Incentive Plan. For all options granted prior to 2021, pursuant to each NEO’s stock option award agreement (other than options granted to Mr. Cahill in 2019 and options granted to Mr. Kraft and Mr. Fagundo in 2020), these options were divided into two equal vesting tranches. The first tranche is a time-based award which, beginning on the first anniversary of the grant date, vests 25% annually until fully vested on the fourth anniversary of the grant date, subject to the grantee’s continued employment on each such vesting date.

The second tranche of each stock option grant prior to 2021 is performance-based. Subject to the grantee’s continuous employment with the Company, 100% of the performance-based options will vest upon the Hillman stock achieving a 20-day volume weighted average price (VWAP) of $12.50. Options granted to Mr. Cahill in 2019 and options granted to Mr. Kraft, Mr. Fagundo, Mr. Ride and Mr. Seeds in 2020 do not contain the performance-based vesting criteria and vest solely on the time-based schedule described above.
For all options granted on January 22, 2021, two-thirds of the options vest in four equal annual installments based on continued service, and one-third of the options vest 50% on January 1, 2022 if the company achieves or exceeds an EBITDA target of $240 million for fiscal year 2021, and 50% on January 1, 2023 if the company achieves or exceeds an EBITDA target of $260 million for fiscal year 2022.

Option Exercises and Stock Vested During Fiscal Year 2021
Mr. Ride exercised 38,862 shares worth $235,892 in the year ended December 25, 2021. No other NEO exercised any stock options during the year ended December 25, 2021.
Nonqualified Deferred Compensation for Fiscal Year 2021
No NEO contributed to the Nonqualified Deferred Compensation Plan for fiscal year 2021.
Name	Executive Contribution(1)	Company Matching Contributions(2)	Aggregate Earnings(3)	Aggregate Withdrawal/Distributions(4)	Aggregate Balance at 12/25/2021(5)
Douglas J. Cahill	$—	$—	$—	$—	$—
Robert O. Kraft	—	—	6,423	—	57,777
Randall J. Fagundo	—	—	—	—	—
Scott C. Ride	—	—	—	—	—
Gary L. Seeds	—	—	4,593	21,066	23,544

(1)
The amounts in this column represent the deferral of base salary and annual performance bonuses. These amounts are also included in the Summary Compensation Table in the Salary or Non-Equity Incentive Plan Compensation columns, as appropriate.

(2)
Company match contributions ended with the 2020 Nonqualified Deferred Compensation Plan year.

(3)
Earnings in the Deferred Compensation Plan were not at a level required to be included in the Summary Compensation Table.

(4)
Mr. Seeds had one distribution on January 15, 2021 in the amount of $21,066.

(5)
Amounts reported in this column for each NEO include amounts previously reported in the company’s Summary Compensation Table in previous years when earned if that officer’s compensation was required to be disclosed in a previous year. Amounts previously reported in such years include previously earned, but deferred, salary and bonus and company matching contributions. This total reflects the cumulative value of each NEO’s deferrals, matching contributions, and investment experience.

All of our executives, including each of our NEOs, are eligible to participate in the Deferred Compensation Plan. The Deferred Compensation Plan allows eligible employees to defer up to 25% of salary and commissions and up to 100% of bonuses. A separate account is maintained for each participant in the Deferred Compensation Plan, reflecting hypothetical contributions, earnings, expenses, and gains or losses. The plan is “unfunded” for tax purposes — those are notional accounts and not held in trust. Prior to 2021, we contributed a matching contribution of 25% on the first $10,000 of salary and bonus deferrals. Participants in the Deferred Compensation Plan can choose to invest amounts deferred and the matching company contributions in a variety of mutual fund investments, consisting of bonds, stocks, and short-term investments as well as blended funds. The available investment choices are the same as the primary investment choices available under the Defined Contribution Plan. The account balances are thus subject to investment returns and will change over time depending on market performance. A participant is entitled to receive his or her account balance upon termination of employment or the date or dates selected by the participant on his or her enrollment forms. If a participant dies or experiences a total and permanent disability before terminating employment and before commencement of payments, the entire value of the participant’s account shall be paid at the time selected by the participant in his or her enrollment forms.
Potential Payments Upon Termination or Change in Control
Severance Payments and Benefits under Employment Agreements
We have an employment agreement with each NEO that provides for specified payments and benefits in connection with certain terminations of employment.
For all NEOs, severance payments and benefits are conditioned upon the execution by the executive of a release of claims against the Company and his continued compliance with the restrictive covenants contained in the employment agreement and/or stock option award agreement. The employment agreements and/or stock option award agreements require the executive not to disclose at any time confidential information of the company or of any third party to which the company has a duty of confidentiality and to assign to the company all intellectual property developed during employment. Pursuant to their employment agreements and/or stock option award agreements, the executives are also required (i) during employment and for one year thereafter not to compete with the company and (ii) during employment and for two years thereafter not to solicit the employees, customers, or business relations of the company or make disparaging statements about the company.
Douglas J. Cahill
For Mr. Cahill, in the event of termination of employment by the company without cause or resignation by Mr. Cahill with good reason, Mr. Cahill would be entitled to continued payments of base salary and his target bonus for a period of one year following termination.
Robert O. Kraft
For Mr. Kraft, in the event of termination of employment by the company without cause or resignation by Mr. Kraft with good reason, Mr. Kraft would be entitled to (i) continued payments of base salary for a period of one year following termination and (ii) a proportionate portion of his annual bonus for the year in which the termination occurs, payable when bonus payments for such year are made to other senior executives.
Randall J. Fagundo
For Mr. Fagundo, in the event of termination of employment by the company without cause or resignation by Mr. Fagundo with good reason, Mr. Fagundo would be entitled to continued payments of base salary and target bonus for a period of one year following termination.
Scott C. Ride
For Mr. Ride, in the event of termination of employment by the Company without cause or resignation by Mr. Ride with good reason, Mr. Ride would be entitled to (i) continued payments of base salary for a period of one year following termination, (ii) 50% of the Termination Bonus Amount (equal to the greater of the average of the annual bonuses for the preceding three calendar years, or the last annual bonus), payable when bonus payments for such year are made to other senior executives, (iii) a prorated portion of his annual bonus for the year in which termination occurs, payable when bonus payments for such year are made to other senior executives, and (iv) Company-paid continuation of health benefits coverage and life and disability benefits coverage for twelve months.
Additionally, in the event of Mr. Ride’s termination by reason of death, disability, or due to non-renewal by the Mr. Ride, Mr. Ride would be entitled to a prorated portion of his annual bonus, if any, for the year in which termination occurs, based on actual performance results for the full year and payable when bonuses are paid to other senior executives.
Gary L. Seeds
For Mr. Seeds, in the event of termination of employment by reason of termination by the Company without cause, resignation with good reason, or due to non-renewal by the Company, the executive would be entitled to (i) continued payments of base salary for a period of one year following termination, (ii) 50% of the Termination Bonus Amount (equal to the greater of the average of the annual bonuses for the preceding three calendar years, or the last annual bonus), payable when bonus payments for such year are made to other senior executives, (iii) a prorated portion of his annual bonus for the year in which termination occurs, payable when bonus payments for such year are made to other senior executives, and (iv) Company-paid continuation of health benefits coverage for 12 months and life and disability benefits coverage for six months.
“Good reason” is defined generally as (i) any material diminution in the executive’s position, authority, or duties with the Company, (ii) the Company reassigning the executive to work at a location that is more than 75 miles from the executive’s current work location, (iii) any amendment to the Company’s bylaws which results in a material and adverse change to the officer and director indemnification provisions contained therein, or (iv) a material breach of the compensation, benefits, term, and severance provisions of the employment agreement by the Company which is not cured within 10 days following written notice from the executive. The Company has a 10-day period to cure all circumstances otherwise constituting good reason.
Option Vesting
Options granted prior to the Business Combination were granted under our 2014 Equity Incentive Plan. All time-based options granted under the 2014 Equity Incentive Plan will fully vest upon a change in control. All performance-based awards granted under our 2014 Equity Incentive Plan do not have mandatory vesting upon a change in control, but will vest under their terms if the change in control transaction causes the performance targets to be achieved.
All equity awards granted following the Business Combination are granted under our 2021 Equity Incentive Plan. The awards granted under our 2021 Equity Incentive Plan do not have mandatory vesting upon a change in control, but do allow for the compensation committee to accelerate vesting on a discretionary basis.
The Business Combination did not constitute a change in control under the 2014 Equity Incentive Plan, or with respect to any awards or agreements thereunder, and the Business Combination did not result in the acceleration or vesting of any equity awards held by any of our NEOs. Under the 2014 Equity Incentive Plan, our compensation committee was permitted to, and in connection with the Business Combination did, make certain adjustments to outstanding equity awards, including equitable adjustments to the vesting terms applicable to performance-based options. For the performance options granted prior to 2021, the modification of the vesting criteria resulted in $11,542 of additional compensation expense, $8,228 of which was recognized in the year ended December 25, 2021, the remainder of which will be recognized through Q1 2022. See Note 13 — Stock Based Compensation, to the accompanying Consolidated Financial Statements for details.
Estimated Payments Upon Termination of Employment or Change in Control
As required by SEC rules, the table below shows the severance payments and benefits that each of our NEOs would receive upon (1) death, disability, or non-renewal by executive, (2) termination without cause, resignation with good reason, or non-renewal by the company, (3) termination without cause, resignation with good reason, or non-renewal by the company within 90 days of a change in control or (4) a change in control, regardless of termination. The amounts are calculated as if the termination of employment (and change in control, where applicable) occurred on December 25, 2021. For purposes of the table, the cost of continuing health care, life, and disability insurance coverage is based on the current company cost for the level of such coverage elected by the executive. The amounts in the table under the “Change in Control” column assume that all outstanding options and awards with mandatory accelerated vesting will vest, and those options and awards with discretionary vesting and performance criteria did not vest. The amounts in the table are also calculated using the actual bonus earned in the year ended December 25, 2021, see the Annual Performance-Based Bonuses section of this Compensation Discussion and Analysis for additional details on that calculation.
Name	Death, Disability, or non-renewal by Executive	Termination without cause, resignation with good reason, or non-renewal by the Company	Termination without cause, resignation with good reason, or non-renewal by the Company within 90 days of a change in control	Change in Control (regardless of termination)(1)
Douglas J. Cahill	$—	$1,400,000	$1,400,000	$10,988,252
Robert O. Kraft	—	415,000	415,000	2,260,519
Randall S. Fagundo	—	495,000	495,000	1,112,347
Scott C. Ride(2)	—	346,154	346,154	1,264,965
Gary L. Seeds	—	400,056	400,056	1,394,489

(1)
Represents the cash-out value of unvested options as of December 25, 2021, using the closing price of our common stock on the last trading day of our fiscal year ($10.50 per share) less the applicable exercise price, and assuming that the applicable performance targets were not achieved and/or our compensation committee did not exercise its discretion to accelerate the vesting in full of all outstanding equity awards upon a “change in control.” Note that, in the absence of an actual change in control transaction, it is not possible to determine whether the performance thresholds would actually be met or whether our compensation committee would accelerate vesting.

(2)
Mr. Ride is based in Canada and paid in Canadian dollars. His payouts were converted to U.S. dollars for disclosure using the exchange rate 1.2813 as of December 25, 2021.

Pay Ratio Disclosure
The following information is a reasonable estimate of the annual total compensation of our employees as relates to the 2021 total compensation of our CEO. Based on the methodology described below, our CEO’s 2021 total compensation was approximately 86 times that of our median employee.
We identified the median employee using our employee population as of December 26, 2021, which included all 4,212 global full-time, part-time, temporary, and seasonal employees employed on that date. We applied an exchange rate as of December 25, 2021 to convert all international currencies into U.S. Dollars.
A variety of pay elements comprise the total compensation of our employees. This includes annual base salary, equity awards, annual cash incentive payments based on company performance, sales or commission incentives, and various field bonuses. The incentive awards an employee is eligible for is based on his or her pay grade and reporting level, and are consistently applied across the organization. Cash incentives, rather than equity, are the primary vehicle of incentive compensation for most of our employees throughout the organization. While all employees earn a base salary, not all receive such cash incentive payments. Furthermore, less than 1% of our employees received equity awards in fiscal 2021. Consequently, for purposes of applying a consistently-applied compensation metric for determining our median employee, we selected annual base salary as the sole, and most appropriate, compensation element for determining the median employee. We used the annual base salary of our employees as reflected on our human resources systems on December 26, 2021, excluding that of our CEO, in preparing our data set.
Using this methodology, we determined that the median employee was a full-time service representative located in the United States with total annual compensation of $38,759, which includes base pay, overtime pay, bonus pay, car allowance, and 401(k) match. With respect to the 2010 total compensation of our CEO, we used the amount reported in the “Total” column of our 2021 Summary Compensation Table included in this filing, $3,349,100. Accordingly, our CEO to Employee Pay Ratio is 86:1. The pay ratio disclosed is a reasonable estimate calculated in a manner consistent with the applicable SEC disclosure rules.
Director Compensation for Fiscal Year 2021
The following table sets forth compensation earned by the Company’s directors who are not also employees of the Company during the year ended December 25, 2021.
Name	Fees Earned or Paid in Cash	Stock Awards(1)	Total
Diana Dowling(2)	$37,500	$86,844	$124,344
Teresa S. Gendron(2)	37,500	86,844	124,344
Aaron P. Jagdfeld(3)	87,500	86,844	174,344
Daniel O’Leary(2)	37,500	86,844	124,344
David A. Owens(4)	72,500	86,844	159,344
Joseph M. Scharfenberger, Jr.(5)	—	—	—
John Swygert(2)	37,500	86,844	124,344
Philip K. Woodlief(6)	91,250	86,844	178,094
Richard F. Zannino(5)	—	—	—

(1)
Directors do not receive any perquisites or other personal benefits from the Company.

(2)
The amount included in the “Stock Awards” column represents the grant date fair value of restricted stock units calculated in accordance with FASB ASC Topic 718. See Note 13 — Stock Based Compensation, to the accompanying Consolidated Financial Statements for details. The amount of restricted stock units represents a $100,000 annual award pro-rated from the grant date to the estimated date of the next annual meeting of stockholders.

(3)
Ms. Dowling, Ms. Gendron, Mr. O’Leary, and Mr. Swygert are all new board members post completion of the Business Combination. They are each entitled to an annual Board Fee of $75,000 and were paid their pro-rated share in 2021.

(4)
Mr. Jagdfeld is a member of the board of Hillman Solutions Corp. and is entitled to a $75,000 annual board fee and an additional $15,000 fee for serving as the chair of our compensation committee. He received a prorated portion of that fee in 2021. Mr. Jagdfeld was also a board member of the Hillman Companies, Inc. prior to the completion of the Business Combination, in that role he was entitled to an annual Board fee of $60,000 and an annual Audit Committee fee of $15,000. He received a prorated portion of those fees in 2021.

(5)
Mr. Owens is a member of the board of Hillman Solutions Corp. and is entitled to a $75,000 annual board fee. He received a prorated portion of that fee in 2021. Mr. Owens was also a board member of the Hillman Companies, Inc. prior to the completion of the Business Combination, in that role he was entitled to an annual Board fee of $60,000. He received a prorated portion of those fees in 2021.

(6)
Mr. Scharfenberger and Mr. Zannino are each employed and compensated by CCMP and were not compensated for their services on the Board during the year ended December 25, 2021.

(7)
Mr. Woodlief is a member of the board of Hillman Solutions Corp. and is entitled to a $75,000 annual board fee and an additional $20,000 fee for serving as our audit committee chair. He received a prorated portion of that fee in 2021. Mr. Woodlief was also a board member of the Hillman Companies, Inc. prior to the completion of the Business Combination, in that role he was entitled to an annual Board fee of $60,000 and an annual Audit Committee fee of $15,000. He received a prorated portion of those fees in 2021.

Directors do not receive any perquisites or other personal benefits from the Company.
Our Board approved a non-employee director compensation policy that provides annual compensation for our non-employee directors (other than those affiliated with CCMP Capital Advisors, LP) in the following amounts:
Compensation Element	Amount
Annual cash retainer	$75,000
Additional annual cash retainer for chair of the Audit Committee	20,000
Additional annual cash retainer for chair of Compensation Committee	15,000
Annual equity retainer	$100,000 of restricted stock units, vesting upon the sooner of the one-year anniversary of the grant date or the next annual meeting of stockholders.
We also reimburse expenses incurred by our nonemployee directors to attend Board and committee meetings. Directors who are also our employees do not receive cash or equity compensation for services on our Board in addition to compensation payable for their services as employees.
As mentioned above, our non-employee directors (other than those affiliated with CCMP Capital Advisors, LP) are subject to stock ownership guidelines requiring them to hold shares of the Company’s common stock with a value equal to three (3) times his or her annual cash retainer. Non-employee directors are required to achieve the applicable level of ownership within five (5) years from the later of (a) the date these guidelines were adopted or (b) the date the person was initially elected as a director.

Compensation Committee Interlocks and Insider Participation
No member of the compensation committee was at any time during fiscal year 2021, or at any other time, one of our officers or employees. None of our executive officers has served as a director or member of a compensation committee (or other committee serving an equivalent function) of any entity during fiscal year 2021, one of whose executive officers served as a director of our board of directors or member of our compensation committee.
Hillman Solutions Corp. 2021 Equity Incentive Plan
Overview
Our Board of Directors approved the Equity Incentive Plan, and, in connection with and following the Business Combination, all equity-based awards will be granted under the Equity Incentive Plan.
The Equity Incentive Plan promotes ownership in the Company by its employees, non-employee directors and consultants, and aligns incentives between these service providers and stockholders by permitting these service providers to receive compensation in the form of awards denominated in, or based on the value of, our common stock.
Summary of the Equity Incentive Plan
The following summary describes the material terms of the Equity Incentive Plan.
Purpose
The purpose of the Equity Incentive Plan is to advance our interests by providing for the grant to our employees, directors, consultants and advisors of stock and stock-based awards.
Administration
The Equity Incentive Plan will be administered by our compensation committee, except with respect to matters that are not delegated to the compensation committee by our board of directors (whether pursuant to committee charter or otherwise). The compensation committee (or board of directors, as applicable) will have the discretionary authority to administer and interpret the Equity Incentive Plan and any awards granted under it, determine eligibility for and grant awards, determine the exercise price, base value from which appreciation is measured or purchase price, if any, applicable to any award, determine, modify, accelerate and waive the terms and conditions of any award, determine the form of settlement of awards, prescribe forms, rules and procedures relating to the Equity Incentive Plan and awards, and otherwise do all things necessary or desirable to carry out the purposes of the Equity Incentive Plan or any award. The compensation committee may delegate such of its duties, powers and responsibilities as it may determine to one or more of its members, members of the board of directors and, to the extent permitted by law, our officers, and may delegate to employees and other persons such ministerial tasks as it deems appropriate. As used in this summary, the term “Administrator” refers to the compensation committee and its authorized delegates, as applicable.
Eligibility
Our employees, non-employee directors, consultants and advisors are eligible to participate in the Equity Incentive Plan. Eligibility for stock options intended to be incentive stock options, or ISOs, is limited to our employees or employees of certain of our affiliates. Eligibility for stock options, other than ISOs, and stock appreciation rights, or SARs, is limited to individuals who are providing direct services to us or certain of our affiliates on the date of grant of the award. As of the date of this prospectus, approximately 3,700 employees and approximately nine non-employee directors will be eligible to participate in the Equity Incentive Plan, including all of our executive officers. In addition, certain consultants and other service providers may, in the future, become eligible to participate in the Equity Incentive Plan, though, as of the date of this proxy statement/prospectus, no grants to any consultants or other service providers are expected.

Authorized shares
Subject to adjustment as described below, the maximum number of shares of our common stock that may be delivered in satisfaction of awards under the Equity Incentive Plan is (i) 7,150,814 shares, plus (ii) up to an aggregate of 14,523,510 shares of our common stock underlying awards under the Hillman Holdco 2014 Equity Incentive Plan (the “Prior Plan”) that on or after the date the Equity Incentive Plan becomes effective, expire or become unexercisable, or are forfeited, cancelled or otherwise terminated, in each case, without delivery of shares or cash therefor, and would have become available under the terms of the Prior Plan (collectively, the “share pool”). Up to the total number of shares described above may be delivered in satisfaction of ISOs. The number of shares of our common stock delivered in satisfaction of awards under the Equity Incentive Plan is determined (i) by reducing the share pool by the number of shares withheld by us in payment of the exercise price or purchase price of the award or in satisfaction of tax withholding requirements with respect to the award, (ii) by reducing the share pool by the full number of shares covered by any portion of a SAR which is settled in shares of our common stock (and not only the number of shares delivered in settlement of a SAR), and (iii) by increasing the share pool by any shares underlying awards settled in cash or that expire, become unexercisable, terminate or are forfeited to or repurchased by us without the issuance of shares of our common stock (or retention, in the case of restricted stock or unrestricted stock) of shares of our common stock. The number of shares available for delivery under the Equity Incentive Plan will not be increased by any shares that have been delivered under the Equity Incentive Plan and are subsequently repurchased using proceeds directly attributable to stock option exercises.
Shares that may be delivered under the Equity Incentive Plan may be authorized but unissued shares, treasury shares or previously issued shares acquired by us. No fractional shares will be delivered under the Equity Incentive Plan.
Director limits
The maximum value of all compensation granted or paid to any of our non-employee directors with respect to any calendar year, including awards under the Equity Incentive Plan and cash fees or other compensation paid by us to any such director for services as a director during such calendar year, may not exceed $750,000 in the aggregate, calculating the value of any awards under the Equity Incentive Plan based on their grant date fair value and assuming maximum payout.
Types of awards
The Equity Incentive Plan provides for the grant of stock options, SARs, restricted and unrestricted stock and stock units, restricted stock units, performance awards and other awards that are convertible into or otherwise based on our common stock. Dividend equivalents may also be provided in connection with certain awards under the Equity Incentive Plan, provided that any dividend equivalents will be subject to the same risk of forfeiture, if any, as applies to the underlying award.
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Stock options and SARs.   The Administrator may grant stock options, including ISOs, and SARs. A stock option is a right entitling the holder to acquire shares of our common stock upon payment of the applicable exercise price. A SAR is a right entitling the holder upon exercise to receive an amount (payable in cash or shares of equivalent value) equal to the excess of the fair market value of the shares subject to the right over the base value from which appreciation is measured. The exercise price per share of each stock option, and the base value of each SAR, granted under the Incentive

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Equity Plan shall be no less than 100% of the fair market value of a share on the date of grant (110% in the case of certain ISOs). Other than in connection with certain corporate transactions or changes to our capital structure, stock options and SARs granted under the Equity Incentive Plan may not be repriced, amended, or substituted for with new stock options or SARs having a lower exercise price or base value, nor may any consideration be paid upon the cancellation of any stock options or SARs that have a per share exercise or base price greater than the fair market value of a share on the date of such cancellation, in each case, without shareholder approval. Each stock option and SAR will have a maximum term of not more than ten years from the date of grant (or five years, in the case of certain ISOs).

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Restricted and unrestricted stock and stock units.   The Administrator may grant awards of stock, stock units, restricted stock and restricted stock units. A stock unit is an unfunded and unsecured promise, denominated in shares, to deliver shares or cash measured by the value of shares in the future, and a restricted stock unit is a stock unit that is subject to the satisfaction of specified performance or other vesting conditions. Restricted stock are shares subject to restrictions requiring that they be forfeited, redelivered or offered for sale to us if specified performance or other vesting conditions are not satisfied.

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Performance awards.   The Administrator may grant performance awards, which are awards subject to the achievement of performance criteria.

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Other share-based awards.   The Administrator may grant other awards that are convertible into or otherwise based on shares of our common stock, subject to such terms and conditions as it determines.

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Substitute awards.   The Administrator may grant substitute awards in connection with certain corporate transactions, which may have terms and conditions that are inconsistent with the terms and conditions of the Equity Incentive Plan.

Vesting; terms of awards
The Administrator determines the terms and conditions of all awards granted under the Equity Incentive Plan, including the time or times an award vests or becomes exercisable, the terms and conditions on which an award remains exercisable, and the effect of termination of a participant’s employment or service on an award. The Administrator may at any time accelerate the vesting or exercisability of an award. The Administrator may cancel, rescind, withhold or otherwise limit or restrict any award if a participant is not in compliance with all applicable provisions of the Equity Incentive Plan and/or any award agreement evidencing the grant of an award, or if the participant breaches any restrictive covenants.
Recovery of compensation
The Administrator may provide that any outstanding award, the proceeds of any award or shares acquired thereunder and any other amounts received in respect of any award or shares acquired thereunder will be subject to forfeiture and disgorgement to us, with interest and other related earnings, if the participant to whom the award was granted is not in compliance with any provision of the Equity Incentive Plan or any award, any non-competition, non-solicitation, no-hire, non-disparagement, confidentiality, invention assignment or other restrictive covenant, or any company policy that relates to trading on non-public information and permitted transactions with respect to shares of our common stock or provides for forfeiture, disgorgement or clawback, or as otherwise required by law or applicable stock exchange listing standards.
Transferability of awards
Except as the Administrator may otherwise determine, awards may not be transferred other than by will or by the laws of descent and distribution.
Effect of certain transactions
In the event of certain covered transactions (including the consummation of a consolidation, merger or similar transaction, the sale of all or substantially all of our assets or shares of our common stock, or our dissolution or liquidation), the Administrator may, with respect to outstanding awards, provide for (in each case, on such terms and subject to such conditions as it deems appropriate):
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The assumption, substitution or continuation of some or all awards (or any portion thereof) by the acquiror or surviving entity;

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The acceleration of exercisability or delivery of shares in respect of any award, in full or in part; and/or

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The cash payment in respect of some or all awards (or any portion thereof) equal to the difference between the fair market value of the shares subject to the award and its exercise or base price, if any.

Except as the Administrator may otherwise determine, each award will automatically terminate or be forfeited immediately upon the consummation of the covered transaction, other than awards that are substituted for, assumed, or that continue following the covered transaction.
Adjustment provisions
In the event of certain corporate transactions, including a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in our capital structure, the Administrator shall make appropriate adjustments to the maximum number of shares that may be delivered under the Equity Incentive Plan, the individual award limits, the number and kind of securities subject to, and, if applicable, the exercise or purchase prices (or base values) of outstanding awards, and any other provisions affected by such event. The Administrator may also make any such adjustments if the Administrator determines that adjustments are appropriate to avoid distortion in the operation of the Equity Incentive Plan or any outstanding awards. The Administrator is not required to treat participants or awards (or portions thereof) in a uniform manner in connection in the event of a covered transaction.
Amendments and termination
The Administrator may at any time amend the Equity Incentive Plan or any outstanding award and may at any time suspend or terminate the Equity Incentive Plan as to future grants. However, except as expressly provided in the Incentive Equity Plan, the Administrator may not alter the terms of an award so as to materially and adversely affect a participant’s rights without the participant’s consent (unless the Administrator expressly reserved the right to do so in the applicable award agreement). Any amendments to the Equity Incentive Plan will be conditioned on shareholder approval to the extent required by applicable law, regulations or stock exchange requirements.
Term
No awards shall be granted under the Equity Incentive Plan after the completion of ten years from the date on which the Incentive Equity Plan is approved by the board of directors or approved by our stockholders (whichever is earlier), but awards previously granted may extend beyond that time.
Certain Federal Income Tax Consequences of the Equity Incentive Plan
The following is a summary of certain U.S. federal income tax consequences associated with awards granted under the Equity Incentive Plan. The summary does not purport to cover federal employment tax or other U.S. federal tax consequences that may be associated with the Equity Incentive Plan, nor does it cover state, local or non-U.S. taxes, except as may be specifically noted. The Equity Incentive Plan is not subject to the Employee Retirement Income Security Act of 1974, as amended, and is not intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”).
Stock options (other than ISOs)
In general, a participant has no taxable income upon the grant of a stock option that is not intended to be an ISO (an “NSO”) but realizes income in connection with the exercise of the NSO in an amount equal to the excess (at the time of exercise) of the fair market value of the shares acquired upon exercise over the exercise price. A corresponding deduction is generally available to us, subject to the limitations set forth in the Code. Upon a subsequent sale or exchange of the shares, any recognized gain or loss is treated as a capital gain or loss for which we are not entitled to a deduction.
ISOs
In general, a participant realizes no taxable income upon the grant or exercise of an ISO. However, the exercise of an ISO may result in an alternative minimum tax liability to the participant. With some exceptions, a disposition of shares purchased pursuant to an ISO within two years from the date of grant or within one year after exercise produces ordinary income to the participant (and generally a deduction to us, subject to the limitations set forth in the Code) equal to the value of the shares at the time of exercise less the exercise price. Any additional gain recognized in the disposition is treated as a capital gain for which we are not entitled to a deduction. If the participant does not dispose of the shares until after the expiration of these one and two-year holding periods, any gain or loss recognized upon a subsequent sale of shares purchased pursuant to an ISO is treated as a long-term capital gain or loss for which we are not entitled to a deduction.
SARs
The grant of a SAR does not itself result in taxable income, nor does taxable income result merely because a SAR becomes exercisable. In general, a participant who exercises a SAR for shares of stock or receives payment in cancellation of a SAR will have ordinary income equal to the amount of any cash and the fair market value of any stock received upon such exercise. A corresponding deduction is generally available to us, subject to the limitations set forth in the Code.
Unrestricted stock awards
A participant who purchases or is awarded unrestricted stock generally has ordinary income equal to the excess of the fair market value of the shares at that time over the purchase price, if any, and a corresponding deduction is generally available to us, subject to the limitations set forth in the Code.
Restricted stock awards
A participant who is awarded or purchases shares subject to a substantial risk of forfeiture generally does not have income until the risk of forfeiture lapses. When the risk of forfeiture lapses, the participant has ordinary income equal to the excess of the fair market value of the shares at that time over the purchase price, if any, and a corresponding deduction is generally available to us, subject to the limitations set forth in the Code. However, a participant may make an election under Section 83(b) of the Code to be taxed on restricted stock when it is acquired rather than later, when the substantial risk of forfeiture lapses. A participant who makes an effective 83(b) election will realize ordinary income equal to the fair market value of the shares as of the time of acquisition less any price paid for the shares. A corresponding deduction will generally be available to us, subject to the limitations set forth in the Code. If a participant makes an effective 83(b) election, no additional income results by reason of the lapsing of the restrictions.
For purposes of determining capital gain or loss on a sale of shares awarded under the Equity Incentive Plan, the holding period in the shares begins when the participant recognizes taxable income with respect to the transfer. The participant’s tax basis in the shares equals the amount paid for the shares plus any income realized with respect to the transfer. However, if a participant makes an effective 83(b) election and later forfeits the shares, the tax loss realized as a result of the forfeiture is limited to the excess of what the participant paid for the shares (if anything) over the amount (if any) realized in connection with the forfeiture.
Restricted stock units
The grant of a restricted stock unit does not itself generally result in taxable income. Instead, the participant is taxed upon vesting (and a corresponding deduction is generally available to us, subject to the limitations set forth in the Code), unless he or she has made a proper election to defer receipt of the shares (or cash if the award is cash settled) under Section 409A of the Code. If the shares delivered are restricted for tax purposes, the participant will instead be subject to the rules described above for restricted stock.
Application of Section 409A of the Code
Section 409A of the Code imposes an additional 20% tax and interest on an individual receiving non-qualified deferred compensation under a plan that fails to satisfy certain requirements.
While the awards to be granted pursuant to the Equity Incentive Plan are expected to be designed in a manner intended to comply with the requirements of Section 409A of the Code, if they are not exempt from coverage under such section, if they do not, a participant could be subject to additional taxes and interest.

New Equity Incentive Plan Benefits
Because future awards under the Equity Incentive Plan will be granted in the discretion of the Administrator, the type, number, recipients, and other terms of such awards cannot be determined at this time.
Hillman 2021 Employee Stock Purchase Plan
Overview
The Board of Directors approved the Hillman 2021 Employee Stock Purchase Plan (the “ESPP”). The purpose of the ESPP is to encourage employee stock ownership, thus aligning employee interests with those of our stockholders, and to enhance the ability of Hillman to attract, motivate and retain qualified employees. We believe that the ESPP will offer a convenient means for our employees who might not otherwise own our common stock to purchase and hold shares. A more complete understanding of the ESPP’s terms is available by reading the ESPP in its entirety. We have received stockholder approval to qualify the ESPP as an “employee stock purchase plan” under Section 423 of the Code and the related regulations.
Summary of the ESPP
The following summary describes the material terms of the ESPP. This summary is not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP.
Purpose
The purpose of the ESPP is to enable eligible employees of us and our participating subsidiaries to use payroll deductions to purchase shares of our common stock, and thereby acquire an interest in us. The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code.
Administration
The ESPP will be administered by our compensation committee, which will have the discretionary authority to interpret the ESPP, determine eligibility under the ESPP, prescribe forms, rules and procedures relating to the ESPP, and otherwise do all things necessary or desirable to carry out the purposes of the ESPP. Our compensation committee may delegate such of its duties, powers and responsibilities as it may determine to one or more of its members, members of our board of directors and our officers and employees, in each case, to the extent permitted by law. As used in this summary, the term “Administrator” refers to our compensation committee and its authorized delegates, as applicable.
Shares subject to the ESPP
Subject to adjustment as described below, the aggregate number of shares of our common stock available for purchase pursuant to the exercise of options under the ESPP is 1,140,754 shares. Shares to be delivered upon exercise of options under the ESPP may be authorized but unissued shares, treasury shares, or previously issued shares acquired by us. If any option granted under the ESPP expires or terminates for any reason without having been exercised in full or ceases for any reason to be exercisable in whole or in part, the unpurchased shares subject to such option will again be available for purchase under the ESPP.
Eligibility
Participation in the ESPP will generally be limited to our employees and employees of any participating subsidiaries (i) who have been continuously employed by us or one of our participating subsidiaries, as applicable, for a period of at least six months as of the first day of an applicable offering period, (ii) whose customary employment with us or one of our subsidiaries, as applicable, is for more than five months per calendar year, (iii) who customarily work 20 hours or more per week, (iv) who are not highly compensated employees who are subject to Section 16 of the Exchange Act and (v) who satisfy the requirements set forth in the ESPP. The Administrator may establish additional or other eligibility requirements, or change the requirements described in this paragraph, to the extent consistent with Section 423 of the Code. Any employee who owns (or is deemed under statutory attribution rules to own) shares possessing five percent or more of the total combined voting power or value of all classes of shares of us or our parent or subsidiaries, if any, will not be eligible to participate in the ESPP.
General terms of participation
The ESPP allows eligible employees to purchase shares of our common stock during specified offering periods. Unless otherwise determined by the Administrator, offering periods under the ESPP will be three months in duration and commence on the first payroll day of January, April, July, and October of each year. During each offering period, eligible employees will be granted an option to purchase shares of our common stock on the last business day of the offering period. A participant may purchase a maximum of one thousand shares with respect to any offering period (or such lesser number as the Administrator may prescribe). No participant will be granted an option under the ESPP that permits the participant’s right to purchase shares of our common stock under the ESPP and under all other employee stock purchase plans of us or our parent or subsidiaries, if any, to accrue at a rate that exceeds $25,000 in fair market value (or such other maximum as may be prescribed by the Code) for each calendar year during which any option granted to the participant is outstanding at any time, determined in accordance with Section 423 of the Code.
The purchase price of each share issued pursuant to the exercise of an option under the ESPP on an exercise date will be 85% (or such greater percentage as specified by the Administrator) of the fair market value of a share of our common stock on the exercise date, which will be the last business day of the offering period.
The Administrator has the discretion to change the commencement and exercise dates of offering periods, the purchase price, the maximum number of shares that may be purchased with respect to any offering period, the duration of any offering periods and other terms of the ESPP, in each case, without shareholder approval, except as required by law.
Participants in the ESPP will pay for shares purchased under the ESPP through payroll deductions, or otherwise to the extent permitted by the Administrator. Participants may elect to authorize payroll deductions between one and fifteen percent of the participant’s eligible compensation each payroll period.
Transfer restrictions
Shares of our common stock purchased under the ESPP may not be transferred or sold by a participant, other than by will or by the laws of descent and distribution, for a period of three months following the date on which such shares were purchased, or such other period as may be determined by the Administrator.
Adjustments
In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization, or other change in our capital structure that constitutes an equity restructuring, the Administrator will make appropriate adjustments to the aggregate number and type of shares available for purchase under the ESPP, the number and type of shares granted under any outstanding options, the maximum number and type of shares purchasable under any outstanding option and/or the purchase price per share under any outstanding option.
Corporate transactions
In the event of a (i) sale of all or substantially all of our then-outstanding common stock or a sale of all or substantially all of our assets, or (ii) merger or similar transaction in which we are not the surviving corporation or which results in the acquisition of us by another person, the Administrator may provide that each outstanding option will be assumed or substituted for or will be cancelled and the balances of participants’ accounts returned, or that the option period will end before the date of the proposed corporate transaction.
Amendments and termination
The Administrator has discretion to amend the ESPP to any extent and in any manner it may deem advisable, provided that any amendment that would be treated as the adoption of a new plan for purposes of Section 423 of the Code will require shareholder approval. The Administrator may suspend or terminate the ESPP at any time.
New Plan Benefits
Participation in the ESPP is entirely within the discretion of the eligible employees. Because we cannot presently determine the participation levels by employee, the rate of contributions by employees and the eventual purchase price under the ESPP, it is not possible to determine the value of benefits which may be obtained by executive officers and other employees under the ESPP. Non-employee directors are not eligible to participate in the ESPP.

DESCRIPTION OF SECURITIES
The following summarizes the terms and provisions of the common stock of Hillman Solutions Corp., a Delaware corporation (the “Company”), which common stock is registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following summary does not purport to be complete and is qualified in its entirety by reference to the Company’s Third Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Amended and Restated By-Laws (the “Bylaws”), which the Company has previously filed with the Securities and Exchange Commission, and applicable Delaware law.
Authorized and Outstanding Capital Stock
Pursuant to our Certificate of Incorporation, our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), and 1,000,000 shares of undesignated preferred stock, par value $0.0001 per share (the “Preferred Stock”).
Under Delaware law, stockholders generally are not personally liable for a corporation’s acts or debts.
Hillman Common Stock
Voting Rights
Holders of Common Stock are entitled to cast one vote per share of Common Stock. Directors are elected by a plurality of the votes cast by the holders of Common Stock. Unless specified in the Certificate of Incorporation or Bylaws, or as required by applicable provisions of the Delaware General Corporation Law (“DGCL”) or applicable stock exchange rules, all other matters shall be determined by the vote of a majority of the votes cast. The board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. Holders of Common Stock will not be entitled to cumulate their votes in the election of directors. Except as may be provided with respect to any other outstanding class or series of the Company’s stock, the holders of shares of Common Stock possess the exclusive voting power.
Dividend Rights
Holders of Common Stock are entitled to share ratably (based on the number of shares of Common Stock held) if and when any dividend is declared by the board of directors out of funds legally available therefor, subject to restrictions, whether statutory or contractual (including with respect to any outstanding indebtedness), on the declaration and payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding Preferred Stock or any class or series of stock having a preference over, or the right to participate with, the Common Stock with respect to the payment of dividends.
Liquidation, Dissolution and Winding Up
On the liquidation, dissolution, distribution of assets or winding up of the Company, each holder of Common Stock will be entitled, pro rata on a per share basis, to all assets of the Company of whatever kind available for distribution to the holders of Common Stock, after the payment of all of the Company’s known debts and other liabilities and subject to the designations, preferences, limitations, restrictions and relative rights of any other class or series of Preferred Stock of the Company then outstanding.
Rights and Preferences
All outstanding shares of Common Stock are validly issued, fully paid and non-assessable. Holders of Common Stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences, and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company may designate in the future.

Registration Rights
The Company has entered into an agreement with certain holders of Common Stock that provides for certain registration rights, as further described in the Amended and Restated Registration Rights Agreement, dated July 14, 2021, which the Company has previously filed with the Securities and Exchange Commission.
Stock Exchange Listing
The Common Stock is listed on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “HLMN.”
Preferred Stock
The Company’s board of directors has the authority, without action by the stockholders, to designate and issue shares of Preferred Stock in one or more classes or series, and the number of shares constituting any such class or series, and to fix the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of Preferred Stock, including, without limitation, dividend rights, dividend rates, conversion rights, exchange rights, voting rights, rights and terms of redemption, dissolution preferences, and treatment in the case of a merger, business combination transaction, or sale of the Company’s assets, which rights may be greater than the rights of the holders of the Common Stock.
The purpose of authorizing the board of directors to issue Preferred Stock and determine the rights and preferences of any classes or series of Preferred Stock is to eliminate delays associated with a stockholder vote on specific issuances. The simplified issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of the Company’s outstanding voting stock. Additionally, the issuance of Preferred Stock may adversely affect the holders of Common Stock by restricting dividends on the Common Stock, diluting the voting power of the Common Stock or subordinating the dividend or liquidation rights of the Common Stock. As a result of these or other factors, the issuance of Preferred Stock could have an adverse impact on the market price of the Common stock.
Exclusive Forum
The Certificate of Incorporation provides that, to the fullest extent permitted by law, unless the Company otherwise consents in writing, the Court of Chancery (the “Chancery Court”) of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any stockholder to bring: (i) any derivative claim or proceeding brought on behalf of the Company, (ii) any claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Company to the Company or its stockholders, (iii) any claim against the Company, its directors, officers or employees arising pursuant to any provision of the DGCL, the Certificate of Incorporation, or the Bylaws, or (iv) any claim against the Company, its directors, officers or employees governed by the internal affairs doctrine. In addition, notwithstanding anything to the contrary in the foregoing, the federal district courts of the United States are the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act of 1933, as amended. The exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act.
Anti-Takeover Effects of Provisions of the third amended and restated certificate of incorporation, the Hillman Bylaws and Applicable Law
Certain provisions of the Certificate of Incorporation, the Bylaws, and laws of the State of Delaware, where the Company is incorporated, may discourage or make more difficult a takeover attempt that a stockholder might consider in his or her best interest; make it difficult for the Company’s existing stockholders to replace its board of directors, as well as for another party to obtain control of the Company by replacing its board of directors; and, because the Company’s board of directors has the power to retain and discharge its officers, could make it more difficult for existing stockholders or another party to effect a change in management. These provisions may also adversely affect prevailing market prices for the Common Stock.

Authorized but Unissued Shares
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which would apply if and so long as the Common Stock remains listed on Nasdaq, require stockholder approval of certain issuances that may result in the issuance or sale of 20% or more of the then-outstanding voting power or then-outstanding number of shares of Common Stock. Additional shares that may be used in the future may be issued for a variety of corporate purposes, including future public offerings, to raise additional capital, or to facilitate acquisitions. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock could make more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger, or otherwise.
Number of Directors
The Certificate of Incorporation and Bylaws allow the Company’s directors to establish the size of the board of directors and fill vacancies on the board of directors, including those created by an increase in the number of directors (subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances). The Certificate of Incorporation also provides that stockholders may only remove a director for cause and only by the affirmative vote of the holders of at least 66% of the voting power of all of the then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors.
Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals
The Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide the Company with certain information. Generally, to be timely, a stockholder’s notice must be received at the Company’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the immediately preceding annual meeting of stockholders. The Bylaws also specify requirements as to the form and content of a stockholder’s notice. The Bylaws allow the board of directors and the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.
Limitations on Stockholder Action by Written Consent
The Certificate of Incorporation and Bylaws provide that, subject to the terms of any series of Preferred Stock, (i) any action required or permitted to be taken by the stockholders must be effected at an annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting, and (ii) that only the Company’s board of directors may call a special meeting of stockholders.
Business Combinations
Under Section 203 of the DGCL, a corporation will not be permitted to engage in a business combination with any interested stockholder for a period of three years following the time that such interested stockholder became an interested stockholder, unless:
(1)
prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

(2)
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder)

those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
(3)
at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of the corporation’s outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.
While the Certificate of Incorporation includes a provision opting out of Section 203 of the DGCL, it includes a provision that is substantially similar to Section 203 of the DGCL, but excludes from the definition of “interested stockholder”: (A) the investment funds affiliated with CCMP Capital Advisors, LP and their respective successors, transferees and affiliates, and (B) any person whose ownership of shares in excess of the 15% threshold is the result of any action taken solely by the company.
Classified Board of Directors and Cumulative Voting
The Certificate of Incorporation provides for the Company’s board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Under Delaware law, the right to vote cumulatively does not exist unless the charter specifically authorizes cumulative voting. The Certificate of Incorporation does not authorize cumulative voting. Because the Company’s stockholders do not have cumulative voting rights, stockholders holding a majority of the shares of Common Stock outstanding will be able to elect all of the directors then standing for election.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors of corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Certificate of Incorporation includes a provision that eliminates the personal liability of directors for damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.
The Bylaws provide that the Company will indemnify and advance expenses to the Company’s directors and officers to the fullest extent authorized by the DGCL. The Company also is expressly authorized to carry directors’ and officers’ liability insurance. The Company believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, advancement and indemnification provisions in the Certificate of Incorporation and the Bylaws may discourage stockholders from bringing lawsuits against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders. In addition, a stockholder’s investment may be adversely affected to the extent the Company pays the costs of settlement and damage awards against directors and officer pursuant to these indemnification provisions.
Corporate Opportunities
Under the Certificate of Incorporation, the Company has renounced any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunities that are from time to time available to each of CCMP Capital Advisors, LP and the investment funds affiliated with CCMP Capital

Advisors, LP and their respective successors, Transferees, and Affiliates (each as defined in the Certificate of Incorporation) (other than the Company and its subsidiaries) and all of their respective partners, principals, directors, officers, members, managers, equity holders and/or employees, including any who serve as officers or directors of the Company.
Amending the Certificate of Incorporation and Bylaws
The Certificate of Incorporation provides that certain provisions of the Certificate of Incorporation, including those relating to the classification of the board of directors, amendment of the Bylaws, director indemnification, corporate opportunities, business combinations, and the inability of the stockholders to take action by written consent or call a special meeting, may only be altered, amended or repealed with the affirmative vote of the holders of at least 66% of the voting power of all of the then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors. The Certificate of Incorporation and Bylaws further provide that the Bylaws may be altered, amended or repealed by the board of directors without stockholder approval, to the extent permitted by law; provided, however, that the stockholders may adopt, amend, alter or repeal the Bylaws with the affirmative vote of the holders of at least 66% of the voting power of all of the then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors.

SECURITIES ACT RESTRICTIONS ON RESALE OF SECURITIES
Rule 144
Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted common stock or warrants of Hillman for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of Hillman at the time of, or at any time during the three months preceding, a sale and (ii) Hillman is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as it was required to file reports) preceding the sale.
Persons who have beneficially owned restricted common stock or warrants of Hillman for at least six months but who are affiliates of Hillman at the time of, or at any time during the three months preceding, a sale would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
•
1% of the total number of shares of Hillman common stock then outstanding; or

•
the average weekly reported trading volume of Hillman’s common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of Hillman under Rule 144 are also limited by manner of sale provisions and notice requirements and by the availability of current public information about Hillman.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business- combination related shell companies) or issuers that have been at any time previously a shell company.
However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•
the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•
the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials) other than Form 8-K reports; and

•
at least one year has elapsed from the time that the issuer filed current Form 10-type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, Landcadia’s Sponsors, officers, directors and other affiliates are able to sell the Hillman common stock they receive upon conversion of their founder shares and private placement warrants, as applicable, pursuant to Rule 144 without registration one year after the Business Combination.
Hillman is no longer a shell company, and so, once the conditions listed above are satisfied, Rule 144 will become available for the resale of the above-noted restricted securities.
Lock-up Agreements
Certain former stockholders of Hillman Holdco, including CCMP Investors, Oak Hill Investors and certain key executives, who collectively owned 87,876,305 shares of our common stock as of July 14, 2021, have agreed with the Company, subject to certain exceptions, not to transfer, dispose of or pledge their shares of our common stock until the date that is six months from the Closing Date, except that at 33% of such common stock may be transferred as part of an underwritten offering on the last trading day when the last reported sale price of our common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 90 days after the Closing Date.
Similarly, the Sponsors, who as of July 14, 2021, along with their permitted transferees, owned a total of 12,675,201 shares of our common stock, have agreed with the Company, subject to certain exceptions, not to transfer, dispose of or pledge their shares of our common stock until earliest of: (i) the date that is one year from the Closing Date, or (ii) the last trading day when the last reported sale price of our common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date.
Form S-8 Registration Statement
On September 20, 2021, we filed a registration statement on Form S-8 under the Securities Act to register the shares of common stock issued or issuable under our 2021 Equity Incentive Plan, ESPP and 2014 Equity Incentive Plan. Such Form S-8 registration statement became effective automatically upon filing. The initial registration statement on Form S-8 covers shares of our common stock underlying the 2021 Equity Incentive Plan, ESPP and 2014 Equity Incentive Plan. These shares can be sold in the public market upon issuance, subject to Rule 144 limitations applicable to affiliates and vesting restrictions.

BENEFICIAL OWNERSHIP OF SECURITIES
The following table sets forth information known to Hillman regarding the beneficial ownership of the Hillman common stock as of December 25, 2021 by:
•
each person known to the Company to be the beneficial owner of more than 5% of outstanding Company common stock;

•
each of the Company’s executive officers and directors; and

•
all executive officers and directors of the Company as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possess sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.
The beneficial ownership of Company stock is based on 194,083,625 shares of Company common stock issued and outstanding as of December 25, 2021.
Unless otherwise indicated, the Company believes that each person named in the table below has sole voting and investment power with respect to all of Company common stock beneficially owned by them.
	Shares Beneficially Owned
Name and Address of Beneficial Owners(1)	Number	Percentage (%)(2)
Directors and Executive Officers
Douglas Cahill(2)	2,971,507	1.5%
Joseph Scharfenberger	—	—
Richard Zannino	—	—
Daniel O’Leary	—	—
John Swygert	—	—
Aaron Jagdfeld(3)	214,272	*
David Owens(4)	37,085	*
Philp Woodlief(5)	49,447	*
Diana Dowling	—	—
Teresa Gendron	—	—
Robert Kraft(6)	531,492	*
Jon Michael Adinolfi(7)	543,331	*
Jarrod Streng(8)	78,854	*
Scott Ride(9)	267,016	*
George Murphy(10)	73,140	*
Randall Fagundo(11)	171,156	*
Gary Seeds(12)	515,183	*
Amanda Kitzberger(13)	15,657	*
Steve Brunker(14)	23,346	*
All directors and executive officers as a group (nineteen individuals)	5,491,486	2.8%
Five Percent Holders:
CCMP Capital Investors III, L.P. and related investment funds(15)	71,952,733	37.1%
Oak Hill Capital Partners and related investment funds(16)	15,163,940	7.8%

*
Less than 1%

(1)
Unless otherwise noted, the business address of each beneficial owner is c/o The Hillman Group, Inc., 10590 Hamilton Avenue, Cincinnati, Ohio 45231-1764.

(2)
Includes 2,883,208 shares that may be acquired upon the exercise of outstanding options.

(3)
Includes 49,447 shares that may be acquired upon the exercise of outstanding options.

(4)
Includes 37,085 shares that may be acquired upon the exercise of outstanding options.

(5)
Includes 49,447 shares that may be acquired upon the exercise of outstanding options.

(6)
Includes 449,079 shares that may be acquired upon the exercise of outstanding options.

(7)
Includes 190,111 shares that may be acquired upon the exercise of outstanding options and 88,305 shares that may be acquired subject to the terms of the restricted stock.

(8)
Includes 78,854 shares that may be acquired upon the exercise of outstanding options.

(9)
Includes 228,154 shares that may be acquired upon the exercise of outstanding options.

(10)
Includes 73,140 shares that may be acquired upon the exercise of outstanding options.

(11)
Includes 171,156 shares that may be acquired upon the exercise of outstanding options.

(12)
Includes 279,483 shares that may be acquired upon the exercise of outstanding options.

(13)
Includes 15,657 shares that may be acquired upon the exercise of outstanding options.

(14)
Includes 23,349 shares that may be acquired upon the exercise of outstanding options.

(15)
Includes 52,113,061 shares held by CCMP Capital Investors III, L.P. (“CCMP III”), 3,126,372 shares held by CCMP Capital Investors (Employee) III, L.P. (“CCMP III Employee”) and 16,713,300 shares held by CCMP Co-Invest III A, L.P. (“CCMP Co-Invest”, and collectively with CCMP III and CCMP III Employee, the “CCMP Investors”). The general partner of each of CCMP III and CCMP III Employee is CCMP Capital Associates III, L.P. (“CCMP Capital Associates”). The general partner of CCMP Co-Invest is CCMP Co-Invest III A GP, LLC (“CCMP Co-Invest GP”). The general partner of CCMP Capital Associates is CCMP Capital Associates III GP, LLC (“CCMP Capital Associates GP”). CCMP Capital Associates GP is wholly owned by CCMP Capital, LP. CCMP Capital, LP, is also the sole member of CCMP Co-Invest GP. The general partner of CCMP Capital, LP is CCMP Capital GP, LLC (“CCMP Capital GP”). CCMP Capital GP ultimately exercises voting and investment power over the shares held by the CCMP Investors. As a result, CCMP Capital GP may be deemed to share beneficial ownership with respect to the shares held by the CCMP Investors. The investment committee of CCMP Capital GP includes Messrs. Scharfenberger and Zannino, each of whom serves as a director of the Company. Each of the CCMP entities has an address of c/o CCMP Capital Advisors, LP, 200 Park Avenue, 17th Floor, New York, New York 10166.

(16)
Oak Hill Capital Partners (“Oak Hill”) represents an aggregation of 14,293,107 shares held by Oak Hill Capital Partners III, L.P., 469,419 shares held by Oak Hill Capital Management Partners III, L.P. and 401,414 shares held by OHCP III HC RO, L.P (collectively, the “Oak Hill Investors”). The general partner of each of the Oak Hill Investors is OHCP GenPar III, L.P. (“Oak Hill GP”). The general partner of Oak Hill GP is OHCP MGP Partners III, L.P. (“Oak Hill Capital GP”). The general partner of Oak Hill Capital GP is OHCP MGP III, Ltd. (“Oak Hill Capital UGP”). The three managing partners of Oak Hill, Tyler Wolfram, Brian Cherry and Steven Puccinelli, serve as the directors of Oak Hill Capital UGP and may be deemed to exercise voting and investment control over the shares held by the Oak Hill Investors. The address of Oak Hill is 65 East 55th Street, 32nd Floor, New York, New York 10022.

SELLING SECURITYHOLDERS
This prospectus relates to the resale by the Selling Securityholders from time to time of up to 144,217,397 shares of common stock (including 8,000,000 shares of common stock that may be issued upon exercise of the private placement warrants and 501,066 shares of common stock that may be issued upon exercise of certain public warrants), 8,000,000 private placement warrants and 501,066 public warrants. On November 22, 2021, we announced the redemption of the warrants. As a result of the ensuing exercises of the warrants and the redemption of the remaining warrants, the Company had no warrants outstanding as of December 22, 2021. The Selling Securityholders may from time to time offer and sell any or all of the common stock and warrants set forth below pursuant to this prospectus and any accompanying prospectus supplement. When we refer to the “Selling Securityholders” in this prospectus, we mean the persons listed in the table below, and the pledgees, donees, transferees, assignees, successors, designees and others who later come to hold any of the Selling Securityholders’ interest in the common stock or warrants other than through a public sale.
The following table sets forth, as of July 14, 2021 (or such other date as such information was provided to us by the applicable Selling Securityholders), the names of the Selling Securityholders, the aggregate number of shares of common stock and warrants beneficially owned, the aggregate number of shares of common stock and warrants that the Selling Securityholders may offer pursuant to this prospectus and the number of shares of common stock and warrants beneficially owned by the Selling Securityholders after the sale of the securities offered hereby. We have based percentage ownership on 187,569,511 shares of common stock outstanding as of July 14, 2021.
We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the tables have sole voting and sole investment power with respect to all securities that they beneficially own, subject to community property laws where applicable.
We cannot advise you as to whether the Selling Securityholders will in fact sell any or all of such common stock or warrants. In addition, the Selling Securityholders may sell, transfer or otherwise dispose of, at any time and from time to time, the common stock and warrants in transactions exempt from the registration requirements of the Securities Act after the date of this prospectus. For purposes of this table, we have assumed that the Selling Securityholders will have sold all of the securities covered by this prospectus upon the completion of the offering.
Selling Securityholder information for each additional Selling Securityholder, if any, will be set forth by prospectus supplement to the extent required prior to the time of any offer or sale of such Selling Securityholder’s shares pursuant to this prospectus. Any prospectus supplement may add, update, substitute, or change the information contained in this prospectus, including the identity of each Selling Securityholder and the number of shares registered on its behalf. A Selling Securityholder may sell or otherwise transfer all, some or none of such shares in this offering. See “Plan of Distribution.”

Selling Securityholders
Selling Securityholder	Shares of Common Stock Beneficially Owned Prior to Offering	Warrants Beneficially Owned Prior to Offering	Shares of Common Stock Offered	Warrants Offered	Shares of Common Stock Beneficially Owned After the Offered Shares are Sold(68)%		Warrants Beneficially Owned After the Offered Private Placement Warrants are Sold	%
Alyeska Master Fund, L.P.(1)	5,456,204	456,204	5,000,000	—	456,204	*	456,204	*
21st Century Insurance Company(2)	40,600	—	40,600	—	—	—	—	—
Met Investors Series Trust – MetLife Small Cap Value Portfolio(3)	502,200	—	502,200	—	—	—	—	—
Minnesota Life Insurance Company – Special Small Cap Value Equity(4)	42,800	—	42,800	—	—	—	—	—
Quad/Graphics Diversified Plan(5)	17,600	—	17,600	—	—	—	—	—
Truck Insurance Exchange(6)	58,700	—	58,700	—	—	—	—	—
VALIC Company I – Small Cap Special Values Fund	183,000	—	183,000	—	—	—	—	—
Wells Fargo Special Small Cap Value CIT(8)	32,200	—	32,200	—	—	—	—	—
Wells Fargo Special Small Cap Value Fund, as a series of Wells Fargo Funds Trust(9)	3,622,900	—	3,622,900	—	—	—	—	—
Clal Pension and Provident Funds Ltd.(10)	1,736,000	—	1,736,000	—	—	—	—	—
Clal Insurance Ltd.(11)	1,264,000	—	1,264,000	—	—	—	—	—
Columbia Small Cap Growth Fund I(12)	2,460,000	—	2,460,000	—	—	—	—	—
Columbia Variable Portfolio – Small Company Growth Fund(13)	540,000	—	540,000	—	—		—
Samlyn Onshore Fund, LP(14)	1,187,651	715,568	472,083	—	715,568	*	715,568	*
Samlyn Offshore Master Fund, Ltd.(15)	2,870,006	1,685,658	1,184,348	—	1,685,658	*	1,685,658	*
Samlyn Net Neutral Master Fund, Ltd.(16)	2,497,089	1,501,409	995,680	—	1,501,409	*	1,501,409	*
Samlyn Long Alpha Master Fund, Ltd.(17)	256,335	158,446	97,889	—	158,446	*	158,446*	*
Suvretta Master Fund, Ltd.(18)	1,737,000	—	1,737,000	—	—		—
Suvretta Long Master Fund, Ltd.(19)	13,000	—	13,000	—	—		—
Park West Investors Master Fund, Limited(20)	1,360,000	—	1,360,000	—	—		—
Park West Partners International, Limited(21)	140,000	—	140,000	—	—		—
Citadel Multi-Strategy Equities Master Fund Ltd.(22)	1,400,000	—	1,400,000	—	—		—
Hawk Ridge Master Fund LP(23)	1,350,000	—	1,350,000	—	—		—
BEMAP Master Fund Ltd(24)	343,010	—	343,010	—	—		—
Bespoke Alpha MAC MIM LP(25)	44,103	—	44,103	—	—		—
DS Liquid Div RVA MON LLC(26)	289,293	—	289,293	—	—		—
Monashee Pure Alpha SPV I LP(27)	203,872	—	203,872	—	—		—
Monashee Solitario Fund LP(28)	261,511	—	261,511	—	—		—
SFL SPV I LLC(29)	58,211	—	58,211	—	—		—

Selling Securityholder	Shares of Common Stock Beneficially Owned Prior to Offering	Warrants Beneficially Owned Prior to Offering	Shares of Common Stock Offered	Warrants Offered	Shares of Common Stock Beneficially Owned After the Offered Shares are Sold(68)%		Warrants Beneficially Owned After the Offered Private Placement Warrants are Sold	%
Nineteen77 Global Multi-Strategy Alpha Master Limited(30)	461,500	—	461,500	—	—		—
Nineteen77 Global Merger Arbitrage Opportunity Fund(31)	77,000	—	77,000	—	—		—
Nineteen77 Global Merger Arbitrage Master Limited(32)	461,500	—	461,500	—	—		—
Arena Capital Fund, LP – Series 3(33)	300,000	—	300,000	—	—		—
Arena Capital Fund, LP – Series 5(34)	300,000	—	300,000	—	—		—
Arena Capital Fund, LP – Series 6(35)	300,000	—	300,000	—	—		—
Arena Capital Fund, LP – Series 14(36)	100,000	—	100,000	—	—		—
Brookdale Global Opportunity Fund(37)	370,000	—	370,000	—	—		—
Brookdale International Partners, L.P.(38)	630,000	—	630,000	—	—		—
D. E. Shaw Valence Portfolios, L.L.C.(39)	600,000	—	600,000	—	—		—
D. E. Shaw Oculus Portfolios, L.L.C.(40)	200,000	—	200,000	—	—		—
Schonfeld Strategic 460 Fund LLC(41)	750,000	—	—	—	—		—
Kepos Alpha Master Fund L.P.(42)	900,000	150,000	750,000	—	150,000	*	150,000	*
Marshall Wace Investment Strategies – Market Neutral TOPS Fund(43)	225,671	32,154	193,517	—	32,154	*	32,154	*
Marshall Wace Investment Strategies – Systematic Alpha Plus Fund(44)	98,991	20,988	78,003	—	20,988	*	20,988	*
Marshall Wace Investment Strategies – TOPS Fund(45)	136,850	17,952	118,898	—	17,952	*	17,952	*
Marshall Wace Investment Strategies – Eureka Fund(46)	414,615	55,033	359,582	—	55,033	*	55,033	*
MMF LT, LLC(47)	750,000	—	750,000	—	—		—
K2 PSAM Event Master Fund Ltd.(48)	77,945	48,795	29,150	—	48,795	*	48,795	*
PSAM WorldArb Master Fund Ltd.(49)	441,067	229,267	211,800	—	229,267	*	229,267	*
Lumyna Specialist Funds – Event Alternative Fund(50)	123,906	64,806	59,100	—	64,806	*	64,806	*
Lumyna Funds – Lumyna PSAM Global Event UCITS Fund(51)	432,360	232,410	199,950	—	232,410	*	232,410	*
Glazer Enhanced Fund, L.P.(52)	129,604	—	129,604	—	—	—	—	—
Glazer Enhanced Offshore Fund, L.P.(52)	308,559	—	308,559	—	—	—	—	—
Highmark Limited, in respect of its Segregated Account, Highmark Multi-Strategy 2(52)	61,837	—	61,837	—	—	—	—	—
More Provident Funds Ltd.(53)	500,000	—	500,000	—	—	—	—	—
Ghisallo Master Fund LP(54)	350,000	—	350,000	—	—	—	—	—
VB CAPITAL MANAGEMENT AG(55)	300,000	—	300,000	—	—	—	—	—

Selling Securityholder	Shares of Common Stock Beneficially Owned Prior to Offering	Warrants Beneficially Owned Prior to Offering	Shares of Common Stock Offered	Warrants Offered	Shares of Common Stock Beneficially Owned After the Offered Shares are Sold(68)%		Warrants Beneficially Owned After the Offered Private Placement Warrants are Sold	%
Gundyco ITF The K2 Principal Fund L.P.(56)	300,000	—	300,000	—	—	—	—	—
Jane Street Global Trading, LLC(57)	339,972	137,972	200,000	—	137,972	*	137,972	*
Maven Investment Partners US Limited – NY Branch(58)	100,000	—	100,000	—	—	—	—	—
Jefferies Financial Group Inc.(59)	13,175,842	4,501,066	13,175,842	4,501,066	—	—	—	—
TJF, LLC(60)	8,000,425	4,000,000	8,000,425	4,000,000	—	—	—	—
CCMP Capital Investors III, L.P. and related investment funds(61)	71,952,733	—	71,952,733	—	—	—	—	—
Oak Hill Capital Partners and related investment funds(62)	15,163,940	—	15,163,940	—	—	—	—	—
Aaron Jagdfeld(63)	214,272		164,825	—	49,447	*	—	—
Douglas Cahill(64)	2,835,362	—	88,299	—	2,747,063	1.5	—	—
Gary Seeds(65)	494,580	—	235,700	—	258,880	*	—	—
Jon Michael Adinolfi(66)	506,713	—	353,220	—	153,493	*	—	—
Robert Kraft(67)	425,042	—	82,413	—	342,629	*	—	—

*
Less than one percent.

(1)
Alyeska Investment Group, L.P., the investment manager of Alyeska Master Fund, L.P. (the “Selling Securityholder”), has voting and investment control of the shares held by the Selling Securityholder. Anand Parekh is the Chief Executive Officer of Alyeska Investment Group, L.P. and may be deemed to be the beneficial owner of such shares. Mr. Parekh, however, disclaims any beneficial ownership of the shares held by the Selling Securityholder. The registered address of Alyeska Master Fund, L.P. is at c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street George Town, Grand Cayman, KY1-1104, Cayman Islands. Alyeska Investment Group, L.P. is located at 77 W. Wacker, Suite 700, Chicago IL 60601.

(2)
The address of 21st Century Insurance Company is c/o Wells Fargo Asset Management, 100 Heritage Reserve, Menomonee Falls, WI 53051.

(3)
The address of Met Investors Series Trust — MetLife Small Cap Value Portfolio is c/o Wells Fargo Asset Management, 100 Heritage Reserve, Menomonee Falls, WI 53051.

(4)
The address of Minnesota Life Insurance Company — Special Small Cap Value Equity is c/o Wells Fargo Asset Management, 100 Heritage Reserve, Menomonee Falls, WI 53051.

(5)
The address of Quad/Graphics Diversified Plan is c/o Wells Fargo Asset Management, 100 Heritage Reserve, Menomonee Falls, WI 53051.

(6)
The address of Truck Insurance Exchange is c/o Wells Fargo Asset Management, 100 Heritage Reserve, Menomonee Falls, WI 53051.

(7)
The address of VALIC Company I — Small Cap Special Values Fund is c/o Wells Fargo Asset Management, 100 Heritage Reserve, Menomonee Falls, WI 53051.

(8)
The address of Wells Fargo Special Small Cap Value CIT is c/o Wells Fargo Asset Management, 100 Heritage Reserve, Menomonee Falls, WI 53051.

(9)
The address of Wells Fargo Special Small Cap Value Fund, as a series of Wells Fargo Funds Trust is c/o Wells Fargo Asset Management, 100 Heritage Reserve, Menomonee Falls, WI 53051.

(10)
The address of Clal Pension and Provident Funds Ltd. is 36 Raul Wallenberg, Tel Aviv, Israel 61369.

(11)
The address of Clal Insurance Ltd. is 36 Raul Wallenberg, Tel Aviv, Israel 61369.

(12)
The address of Columbia Small Cap Growth Fund I is c/o Columbia Management Investment Advisers, LLC, 290 Congress Street, Boston, MA 02110. Columbia Management Investment Advisers, LLC (“CMIA”) is the investment adviser to the Selling Securityholder. Ameriprise Financial, Inc. (“AFI”) is the parent holding company of CMIA. CMIA and AFI do not directly own any shares reported herein. As the investment adviser to the Selling Securityholder, CMIA may be deemed to beneficially own the shares reported herein. As the parent holding company of CMIA, AFI may be deemed to beneficially own the shares reported herein. Each of CMIA and AFI disclaims beneficial ownership of any shares reported herein. The address for CMIA is 290 Congress Street, Boston, Massachusetts 02110. The address for AFI is 1099 Ameriprise Financial Center, Minneapolis, Minnesota 55474.

(13)
The address of Columbia Variable Portfolio — Small Company Growth Fund is c/o Columbia Management Investment Advisers, LLC, 290 Congress Street, Boston, MA 02110. Columbia Management Investment Advisers, LLC (“CMIA”) is the investment adviser to the Selling Securityholder. Ameriprise Financial, Inc. (“AFI”) is the parent holding company of CMIA. CMIA and AFI do not directly own any shares reported herein. As the investment adviser to the Selling Securityholder, CMIA may be deemed to beneficially own the shares reported herein. As the parent holding company of CMIA, AFI may be deemed to beneficially own the shares reported herein. Each of CMIA and AFI disclaims beneficial ownership of any shares reported herein. The address for CMIA is 290 Congress Street, Boston, Massachusetts 02110. The address for AFI is 1099 Ameriprise Financial Center, Minneapolis, Minnesota 55474.

(14)
The address of Samlyn Onshore Fund, LP is c/o Samlyn Capital, LLC, 500 Park Avenue, New York, NY 10022. The reported securities are directly owned by Samlyn Onshore Fund, LP, and may be deemed to be indirectly beneficially owned by (i) Samlyn Capital, LLC, as the investment manager of Samlyn Onshore Fund, and (ii) Samlyn Partners, LLC (“Samlyn Partners”), as the general partner of Samlyn Onshore Fund. The reported securities may also be deemed to be indirectly beneficially owned by Robert Pohly as the principal of Samlyn Capital and Managing Member of Samlyn Partners. Samlyn Capital, Samlyn Partners and Robert Pohly disclaim beneficial ownership of the reported securities except to the extent of their respective pecuniary interests therein, and this report shall not be deemed an admission that any of them are the beneficial owners of the securities for purposes of Section 16 of the Exchange Act or for any other purpose.

(15)
The address of Samlyn Offshore Master Fund, Ltd. is c/o Samlyn Capital, LLC, 500 Park Avenue, New York, NY 10022. The reported securities are directly owned by Samlyn Offshore Master Fund, Ltd., and may be deemed to be indirectly beneficially owned by Samlyn Capital, LLC (“Samlyn Capital”), as the investment manager of Samlyn Offshore Master Fund. The reported securities may also be deemed to be indirectly beneficially owned by Robert Pohly as the principal of Samlyn Capital and Director of Samlyn Offshore Master Fund. Samlyn Capital and Robert Pohly disclaim beneficial ownership of the reported securities except to the extent of their respective pecuniary interests therein, and this report shall not be deemed an admission that either of them are the beneficial owners of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose.

(16)
The address of Samlyn Net Neutral Master Fund, Ltd. is c/o Samlyn Capital, LLC, 500 Park Avenue, New York, NY 10022. The reported securities are directly owned by Samlyn Net Neutral Master Fund, Ltd., and may be deemed to be indirectly beneficially owned by Samlyn Capital, LLC (“Samlyn Capital”), as the investment manager of Samlyn Net Neutral Master Fund. The reported securities may also be deemed to be indirectly beneficially owned by Robert Pohly as the principal of Samlyn Capital and Director of Samlyn Net Neutral Master Fund. Samlyn Capital and Robert Pohly disclaim beneficial ownership of the reported securities except to the extent of their respective pecuniary interests therein, and this report shall not be deemed an admission that either of them are the beneficial owners of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose.

(17)
The address of Samlyn Long Alpha Master Fund, Ltd. is c/o Samlyn Capital, LLC, 500 Park Avenue, New York, NY 10022. The reported securities are directly owned by Samlyn Long Alpha Master Fund, Ltd., and may be deemed to be indirectly beneficially owned by Samlyn Capital, LLC (“Samlyn Capital”), as the investment manager of Samlyn Long Alpha Master Fund. The reported securities may also be deemed to be indirectly beneficially owned by Robert Pohly as the principal of Samlyn Capital and Director of Samlyn Long Alpha Master Fund. Samlyn Capital and Robert Pohly disclaim beneficial ownership of the reported securities except to the extent of their respective pecuniary interests therein, and this report shall not be deemed an admission that either of them are the beneficial owners of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose.
(18)
The address of Suvretta Master Fund, Ltd. is c/o Suvretta Capital Management, LLC, 540 Madison Avenue, 7th Floor, New York, NY 10022. Aaron Cowen is the control person of Suvretta Capital Management, LLC, the investment manager of Suvretta Master Fund, Ltd. and Suvretta Long Master Fund, Ltd.

(19)
The address of Suvretta Long Master Fund, Ltd. is c/o Suvretta Capital Management, LLC, 540 Madison Avenue, 7th Floor, New York, NY 10022. Aaron Cowen is the control person of Suvretta Capital Management, LLC, the investment manager of Suvretta Master Fund, Ltd. and Suvretta Long Master Fund, Ltd.

(20)
The address of Park West Investors Master Fund, Limited is c/o Park West Asset Management LLC, 900 Larkspur Landing Circle, Suite 165, Larkspur, CA 94939. Park West Asset Management LLC is the investment manager to Park West Investors Master Fund. Peter S. Park, through one or more affiliated entities, is the controlling manager of Park West Asset Management LLC.

(21)
The address of Park West Partners International, Limited is c/o Park West Asset Management LLC, 900 Larkspur Landing Circle, Suite 165, Larkspur, CA 94939. Park West Asset Management LLC is the investment manager to Park West Investors Master Fund. Peter S. Park, through one or more affiliated entities, is the controlling manager of Park West Asset Management LLC.

(22)
The address of Citadel Multi-Strategy Equities Master Fund Ltd. is c/o Citadel Enterprise Americas LLC, 131 South Dearborn Street, Chicago, Illinois 60603. Pursuant to a portfolio management agreement, Citadel Advisors LLC, an investment advisor registered under the U.S. Investment Advisers Act of 1940 (“CAL”), holds the voting and dispositive power with respect to the shares held by Citadel Multi-Strategy Equities Master Fund Ltd. Citadel Advisors Holdings LP (“CAH”) is the sole member of CAL. Citadel GP LLC is the general partner of CAH. Kenneth Griffin (“Griffin”) is the President and Chief Executive Officer of and sole member of Citadel GP LLC. Citadel GP LLC and Griffin may be deemed to be the beneficial owners of the stock through their control of CAL and/or certain other affiliated entities.

(23)
The address of Hawk Ridge Master Fund LP is 12121 Wilshire Blvd. Suite 900, Los Angeles, CA 90025. David Graham Brown is the natural control person.

(24)
The address of BEMAP Master Fund Ltd is c/o Monashee Investment Management, LLC, 75 Park Plaza, 2nd Floor, Boston, MA 02116. The natural controlling person is Jeff Muller, the Chief Compliance Officer for Monashee Investment Management, LLC.

(25)
The address of Bespoke Alpha MAC MIM LP is c/o Monashee Investment Management, LLC, 75 Park Plaza, 2nd Floor, Boston, MA 02116. The natural controlling person is Jeff Muller, the Chief Compliance Officer for Monashee Investment Management, LLC.

(26)
The address of DS Liquid Div RVA MON LLC is c/o Monashee Investment Management, LLC, 75 Park Plaza, 2nd Floor, Boston, MA 02116. The natural controlling person is Jeff Muller, the Chief Compliance Officer for Monashee Investment Management, LLC.

(27)
The address of Monashee Pure Alpha SPV I LP is c/o Monashee Investment Management, LLC, 75 Park Plaza, 2nd Floor, Boston, MA 02116. The natural controlling person is Jeff Muller, the Chief Compliance Officer for Monashee Investment Management, LLC.

(28)
The address of Monashee Solitario Fund LP is c/o Monashee Investment Management, LLC, 75 Park Plaza, 2nd Floor, Boston, MA 02116. The natural controlling person is Jeff Muller, the Chief Compliance Officer for Monashee Investment Management, LLC.

(29)
The address of SFL SPV I LLC is c/o Monashee Investment Management, LLC, 75 Park Plaza, 2nd Floor, Boston, MA 02116. The natural controlling person is Jeff Muller, the Chief Compliance Officer for Monashee Investment Management, LLC.

(30)
The address of Nineteen77 Global Multi-Strategy Alpha Master Limited is c/o UBS O’Connor LLC, One North Wacker Drive, 31st Floor, Chicago, IL 60606. The natural controlling person is Kevin Russell, CIO of UBS O’Connor, the investment manager of the Selling Securityholder.

(31)
The address of Nineteen77 Global Merger Arbitrage Opportunity Fund is c/o UBS O’Connor LLC, One North Wacker Drive, 31st Floor, Chicago, IL 60606. The natural controlling person is Kevin Russell, CIO of UBS O’Connor, the investment manager of the Selling Securityholder.

(32)
The address of Nineteen77 Global Merger Arbitrage Master Limited is c/o UBS O’Connor LLC, One North Wacker Drive, 31st Floor, Chicago, IL 60606. The natural controlling person is Kevin Russell, CIO of UBS O’Connor, the investment manager of the Selling Securityholder.

(33)
The address of Arena Capital Fund, LP — Series 3 is 12121 Wilshire Blvd, Ste 1010, Los Angeles, CA 90025. The natural controlling person is Arena Capital Advisors, LLC, as General Partner of the fund.

(34)
The address of Arena Capital Fund, LP — Series 5 is 12121 Wilshire Blvd, Ste 1010, Los Angeles, CA 90025. The natural controlling person is Arena Capital Advisors, LLC, as General Partner of the fund.

(35)
The address of Arena Capital Fund, LP — Series 6 is 12121 Wilshire Blvd, Ste 1010, Los Angeles, CA 90025. The natural controlling person is Arena Capital Advisors, LLC, as General Partner of the fund.

(36)
The address of Arena Capital Fund, LP — Series 14 is 12121 Wilshire Blvd, Ste 1010, Los Angeles, CA 90025. The natural controlling person is Arena Capital Advisors, LLC, as General Partner of the fund.

(37)
The address of Brookdale Global Opportunity Fund is c/o Weiss Asset Management LP, 222 Berkeley Street, 16th Floor, Boston, MA 02116. The natural controlling person is Andrew Murray Weiss.

(38)
The address of Brookdale International Partners, L.P. is c/o Weiss Asset Management LP, 222 Berkeley Street, 16th Floor, Boston, MA 02116. The natural controlling person is Andrew Murray Weiss.

(39)
The address of D. E. Shaw Valence Portfolios, L.L.C. is c/o D.E. Shaw & Co., L.P., 1166 Avenue of the Americas, 9th Floor, New York, NY 10036. D. E. Shaw Valence Portfolios, L.L.C. directly owns the reported securities (“Valence Shares”) and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Valence Shares.

D. E. Shaw & Co., L.P. (“DESCO LP”), as the investment adviser of D. E. Shaw Valence Portfolios, L.L.C., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares. D. E. Shaw & Co., L.L.C. (“DESCO LLC”), as the manager of D. E. Shaw Valence Portfolios, L.L.C., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares. Julius Gaudio, Maximilian Stone, and Eric Wepsic, or their designees, exercise voting and investment control over the Valence Shares on DESCO LP’s and DESCO LLC’s behalf.
D. E. Shaw & Co., Inc. (“DESCO Inc.”), as general partner of DESCO LP, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares. D. E. Shaw & Co. II, Inc. (“DESCO II Inc.”), as managing member of DESCO LLC, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares. None of DESCO LP, DESCO LLC, DESCO Inc., or DESCO II Inc. owns any shares of the Company directly, and each such entity disclaims beneficial ownership of the Valence Shares.
David E. Shaw does not own any shares of the Company directly. By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw’s position as President and sole shareholder of DESCO II Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Valence Shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of the Valence Shares. David E. Shaw disclaims beneficial ownership of the Valence Shares.
(40)
The address of D. E. Shaw Oculus Portfolios, L.L.C. is c/o D. E. Shaw & Co., L.P., 1166 Avenue of the Americas, 9th Floor, New York, NY 10036. D. E. Shaw Oculus Portfolios, L.L.C. directly owns the reported securities (“Oculus Shares”) and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Oculus Shares.
D. E. Shaw & Co., L.P. (“DESCO LP”), as the investment adviser of D. E. Shaw Oculus Portfolios, L.L.C., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Oculus Shares. D. E. Shaw & Co., L.L.C. (“DESCO LLC”), as the manager of D. E. Shaw Oculus Portfolios, L.L.C., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Oculus Shares. Julius Gaudio, Maximilian Stone, and Eric Wepsic, or their designees, exercise voting and investment control over the Oculus Shares on DESCO LP’s and DESCO LLC’s behalf.
D. E. Shaw & Co., Inc. (“DESCO Inc.”), as general partner of DESCO LP, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Oculus Shares. D. E. Shaw & Co. II, Inc. (“DESCO II Inc.”), as managing member of DESCO LLC, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Oculus Shares. None of DESCO LP, DESCO LLC, DESCO Inc., or DESCO II Inc. owns any shares of the Company directly, and each such entity disclaims beneficial ownership of the Oculus Shares.
David E. Shaw does not own any shares of the Company directly. By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw’s position as President and sole shareholder of DESCO II Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Oculus Shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of the Oculus Shares. David E. Shaw disclaims beneficial ownership of the Oculus Shares.
(41)
The address of Schonfeld Strategic 460 Fund LLC is 460 Park Ave, 19th Floor, New York, NY 10022.

(42)
The address of Kepos Alpha Master Fund L.P. is c/o Kepos Capital LP, 11 Times Square, 35th Floor, New York NY 10036. Kepos Capital LP is the investment manager of the selling securityholder and Kepos Partners LLC is the General Partner of the selling securityholder and each may be deemed to have voting and dispositive power with respect to the shares. The general partner of Kepos Capital LP is Kepos Capital GP LLC (the “Kepos GP”) and the Managing Member of Kepos Partners LLC is Kepos Partners MM LLC (“Kepos MM”). Mark Carhart controls Kepos GP and Kepos MM and, accordingly, may be deemed to have voting and dispositive power with respect to the shares held by this selling securityholder. Mr. Carhart disclaims beneficial ownership of the shares held by the selling securityholder.

(43)
The address of Marshall Wace Investment Strategies — Market Neutral TOPS Fund is c/o Marshall Wace LLP, George House, 131 Sloane Street, London SW1X 9AT. Marshal Wace, LLP, as an investment manager of Marshall Wace Investment Strategies, an umbrella unit trust established in Ireland with limited liability between the sub-trust, the manager of which is Marshall Wace Ireland Limited.

(44)
The address of Marshall Wace Investment Strategies — Systematic Alpha Plus Fund is c/o Marshall Wace LLP, George House, 131 Sloane Street, London SW1X 9AT. Marshal Wace, LLP, as an investment manager of Marshall Wace Investment Strategies, an umbrella unit trust established in Ireland with limited liability between the sub-trust, the manager of which is Marshall Wace Ireland Limited.

(45)
The address of Marshall Wace Investment Strategies — TOPS Fund is c/o Marshall Wace LLP, George House, 131 Sloane Street, London SW1X 9AT. Marshal Wace, LLP, as an investment manager of Marshall Wace Investment Strategies, an umbrella unit trust established in Ireland with limited liability between the sub-trust, the manager of which is Marshall Wace Ireland Limited.

(46)
The address of Marshall Wace Investment Strategies — Eureka Fund is c/o Marshall Wace LLP, George House, 131 Sloane Street, London SW1X 9AT. Marshal Wace, LLP, as an investment manager of Marshall Wace Investment Strategies, an umbrella unit trust established in Ireland with limited liability between the sub-trust, the manager of which is Marshall Wace Ireland Limited.

(47)
The address of MMF LT, LLC is c/o Moore Capital Management, LP, 11 Times Square, 38th Floor, New York, NY 10036. Moore Capital Management, LP, the investment manager of MMF LT, LLC, has voting and investment control of the shares held by MMF LT, LLC. Mr. Louis M. Bacon controls the general partner of Moore Capital Management, LP and may be deemed the beneficial owner of the shares of the Company held by MMF LT, LLC. Mr. Bacon also is the indirect majority owner of MMF LT, LLC.
(48)
The address of K2 PSAM Event Master Fund Ltd. is c/o P Schoenfeld Asset Management LP, 1350 Avenue of the Americas, 21st Floor, New York, NY 10019. The natural controlling person is Peter Schoenfeld.

(49)
The address of PSAM WorldArb Master Fund Ltd. is c/o P Schoenfeld Asset Management LP, 1350 Avenue of the Americas, 21st Floor, New York, NY 10019. The natural controlling person is Peter Schoenfeld.

(50)
The address of Lumyna Specialist Funds — Event Alternative Fund is c/o P Schoenfeld Asset Management LP, 1350 Avenue of the Americas, 21st Floor, New York, NY 10019. The natural controlling person is Peter Schoenfeld.

(51)
The address of Lumyna Funds — Lumyna PSAM Global Event UCITS Fund is c/o P Schoenfeld Asset Management LP, 1350 Avenue of the Americas, 21st Floor, New York, NY 10019. The natural controlling person is Peter Schoenfeld.

(52)
Voting and investment power over the shares held by such entities resides with their investment manager, Glazer Capital, LLC (“Glazer Capital”). Mr. Paul J. Glazer (“Mr. Glazer”), serves as the Managing Member of Glazer Capital and may be deemed to be the beneficial owner of the shares held by such entities. Mr. Glazer, however, disclaims any beneficial ownership of the shares held by such entities. The address of the foregoing individuals and entities is c/o Glazer Capital, LLC, 250 West, 55th Street, Suite 30A, New York, New York 10019.

(53)
The address of More Provident Funds Ltd. is 2, Ben Gurion, Ramat Gan, Israel. The natural controlling person is Ori Keren.

(54)
The address of Ghisallo Master Fund LP. is 190 Elgin Road, Georgetown, Grand Cayman, Cayman Islands KY 1-9008v. The natural controlling person is Michael Germino.

(55)
The address of VB CAPITAL MANAGEMENT AG is LOWENSTRASSE 2, ZURICH CH 8001, SWITZERLAND. The natural controlling persons are Alejandro Gonzalez and Amir Hossein Fanian.

(56)
The address of Gundyco ITF The K2 Principal Fund L.P. is 2 Bloor Street West, Suite 801, Toronto, Ontario M4W 3E2. The natural controlling person is Daniel Gosselin.

(57)
The address of Jane Street Global Trading, LLC is 250 Vesey Street, 3rd Floor, New York, NY, 10281. Jane Street Global Trading, LLC is a wholly owned subsidiary of Jane Street Group, LLC. Michael A. Jenkins and Robert. A. Granieri are the members of the Operating Committee of Jane Street Group, LLC.

(58)
The address of Maven Investment Partners US Limited — NY Branch is 675 Third Avenue, 15th Floor, New York, NY 10017. The natural controlling person is Anand Sharma.

(59)
Represents (a) (i) 1,503,200 shares of common stock, (ii) 501,066 warrants and (iii) 501,066 shares underlying warrants held by Jefferies LLC, respectively, and (b) (i) 7,171,576 shares of common stock, (ii) 4,000,000 private placement warrants and (iii) 4,000,000 shares of common stock underlying private placement warrants held by Jefferies Financial Group Inc., respectively. Jefferies LLC is a wholly owned indirect subsidiary of Jefferies Financial Group Inc., which is a widely-held public company. The address of Jefferies Financial Group Inc. is 520 Madison Avenue, New York, New York 10022. 4,671,576 of the shares held by Jefferies Financial Group Inc. (which were formerly founder shares of Landcadia Holdings III, Inc.) are subject to a contractual lock-up pursuant to an amended and restated registration rights agreement as of July 14, 2021. Subject to certain exceptions, such securities can not be transferred, disposed of or pledged until earliest of: (i) the date that is one year from the Closing Date, or (ii) the last trading day when the last reported sale price of our common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date.

(60)
The address of TJF, LLC is 1600 West Loop South, Floor #30, Houston, TX 77027. Tilman J. Fertitta, the former Co-Chairman, President and CEO of Landcadia, owns and controls TJF, LLC and has voting and dispositive control over the shares held by TJF, LLC. These shares are subject to a contractual lock-up pursuant to an amended and restated registration rights agreement as of July 14, 2021. Subject to certain exceptions, such securities can not be transferred, disposed of or pledged until earliest of: (i) the date that is one year from the Closing Date, or (ii) the last trading day when the last reported sale price of our common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date.
(61)
Includes 52,113,061 shares held by CCMP Capital Investors III, L.P. (“CCMP III”), 3,126,372 shares held by CCMP Capital Investors (Employee) III, L.P. (“CCMP III Employee”) and 16,713,300 shares held by CCMP Co-Invest III A, L.P. (“CCMP Co-Invest”, and collectively with CCMP III and CCMP III Employee, the “CCMP Investors”). The general partner of each of CCMP III and CCMP III Employee is CCMP Capital Associates III, L.P. (“CCMP Capital Associates”). The general partner of CCMP Co-Invest is CCMP Co-Invest III A GP, LLC (“CCMP Co-Invest GP”). The general partner of CCMP Capital Associates is CCMP Capital Associates III GP, LLC (“CCMP Capital Associates GP”). CCMP Capital Associates GP is wholly owned by CCMP Capital, LP. CCMP Capital, LP, is also the sole member of CCMP Co-Invest GP. The general partner of CCMP Capital, LP is CCMP Capital GP, LLC (“CCMP Capital GP”). CCMP Capital GP ultimately exercises voting and investment power over the shares held by the CCMP Investors. As a result, CCMP Capital GP may be deemed to share beneficial ownership with respect to the shares held by the CCMP Investors. The investment committee of CCMP Capital GP includes Messrs. Scharfenberger and Zannino, each of whom serves as a director of the Company. Each of the CCMP entities has an address of c/o CCMP Capital Advisors, LP, 200 Park Avenue, 17th Floor, New York, New York 10166. These shares are subject to a contractual lock-up pursuant to an amended and restated registration rights agreement as of July 14, 2021. Subject to certain exceptions, such securities can not be transferred, disposed of or pledged until the date that is six months from July 14, 2021, except that 33% of such common stock may be transferred as part of an underwritten offering on the last trading day when the last reported sale price of our common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 90 days after July 14, 2021.

(62)
Oak Hill Capital Partners (“Oak Hill”) represents an aggregation of 14,293,107 shares held by Oak Hill Capital Partners III, L.P., 469,419 shares held by Oak Hill Capital Management Partners III, L.P. and 401,414 shares held by OHCP III HC RO, L.P (collectively, the “Oak Hill Investors”). The general partner of each of the Oak Hill Investors is OHCP GenPar III, L.P. (“Oak Hill GP”). The general partner of Oak Hill GP is OHCP MGP Partners III, L.P. (“Oak Hill Capital GP”). The general partner of Oak Hill Capital GP is OHCP MGP III, Ltd. (“Oak Hill Capital UGP”). The three managing partners of Oak Hill, Tyler Wolfram, Brian Cherry and Steven Puccinelli, serve as the directors of Oak Hill Capital UGP and may be deemed to exercise voting and investment control over the shares held by the Oak Hill Investors. The address of Oak Hill is 65 East 55th Street, 32nd Floor, New York, New York 10022. These shares are subject to a contractual lock-up pursuant to an amended and restated registration rights agreement as of July 14, 2021. Subject to certain exceptions, such securities can not be transferred, disposed of or pledged until the date that is six months from July 14, 2021, except that 33% of such common stock may be transferred as part of an underwritten offering on the last trading day when the last reported sale price of our common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 90 days after July 14, 2021.

(63)
The business address of Aaron Jagdfeld is 10590 Hamilton Avenue, Cincinnati, OH 45231.

(64)
The business address of Douglas Cahill is 10590 Hamilton Avenue, Cincinnati, OH 45231. These shares are subject to a contractual lock-up pursuant to a lock-up agreement as of July 14, 2021. Subject to certain limited exceptions, such securities cannot be transferred for six months following the Business Combination; provided that 33% of the common stock shall be transferable as part of an underwritten offering following 90 days after July 14, 2021 if the last closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period after July 14, 2021.

(65)
The address of Gary Seeds is 10590 Hamilton Avenue, Cincinnati, OH 45231. These shares are subject to a contractual lock-up pursuant to a lock-up agreement as of July 14, 2021. Subject to certain limited exceptions, such securities cannot be transferred for six months following the Business Combination; provided that 33% of the common stock shall be transferable as part of an underwritten offering following 90 days after July 14, 2021 if the last closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period after July 14, 2021.

(66)
The address of Jon Michael Adinolfi is 10590 Hamilton Avenue, Cincinnati, OH 45231. These shares are subject to a contractual lock-up pursuant to a lock-up agreement as of July 14, 2021. Subject to certain limited exceptions, such securities cannot be transferred for six months following the Business Combination; provided that 33% of the common stock shall be transferable as part of an underwritten offering following 90 days after July 14, 2021 if the last closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period after July 14, 2021.

(67)
The address of Robert Kraft is10590 Hamilton Avenue, Cincinnati, OH 45231. These shares are subject to a contractual lock-up pursuant to a lock-up agreement as of July 14, 2021. Subject to certain limited exceptions, such securities cannot be transferred for six months following the Business Combination; provided that 33% of the common stock shall be transferable as part of an underwritten offering following 90 days after July 14, 2021 if the last closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period after July 14, 2021.

(68)
The amounts listed do not give effect to any transactions in the Company’s shares effected by the Selling Securityholder after July 14, 2021 other than the resales contemplated by this prospectus.

Listing of Common Stock
The Company’s common stock is traded on The Nasdaq Stock Market under the symbol “HLMN”.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Hillman
Management Fees
We entered into an advisory services and management agreement (the “Management Agreement”) with CCMP Capital Advisors, LP (“CCMP”) and Oak Hill Capital Management, LLC (“Oak Hill”). In connection with the Management Agreement, among other things, we are obligated to pay CCMP and Oak Hill an annual non-refundable periodic retainer fee in an aggregate amount equal to $0.5 million per annum, paid to CCMP and Oak Hill pro rata. The fee is to be paid in equal installments quarterly in advance on the first business day of each calendar quarter. We recorded aggregate management fee charges and expenses from the Oak Hill Funds and CCMP of approximately $0.3 million for the year ended December 25, 2021 and $0.6 million for each of the years ended December 26, 2020 and December 28, 2019, respectively. As part of the Closing, this Management Agreement was terminated. Subsequent to the Merger, the Company is no longer being charged management fees, Note 3 — Merger Agreement for additional details. Two members of our Board of Directors, Rich Zannino and Joe Scharfenberger, are employed by CCMP. Another director, Teresa Gendron, is the CFO of Jefferies.
Sale of Hillman Holdco Stock and Dividends
We recorded proceeds from the sale of stock to members of management and the Board of Directors of approximately $0.8 million for the year ended December 28, 2019. No such sales were recorded in the years ended December 25, 2021 nor December 26, 2020, respectively.
Affiliate Leases
Gregory Mann and Gabrielle Mann are employed by the Company. The Company leases an industrial warehouse and office facility from companies under the control of the Manns. We have recorded rental expense for the lease of this facility on an arm’s length basis. Our rental expense for the lease of this facility was $0.4 million for each of the years ended December 25, 2021, December 26, 2020 and December 28, 2019.
Registration Rights Agreement
At the Closing, Hillman, the Sponsors, CCMP Investors and the Oak Hill Investors entered into the A&R Registration Rights Agreement, pursuant to which, among other things, the parties to the A&R Registration Rights Agreement agreed not to effect any sale or distribution of any equity securities of Hillman held by any of them until the date that is six months from the Closing Date and were granted certain registration rights with respect to their respective shares of Hillman common stock, in each case, on the terms and subject to the conditions therein.
Indemnification Agreements with Officers and Directors and Directors and Officers’ Liability Insurance
In connection with the Business Combination, Hillman entered into indemnification agreements with each of Hillman’s executive officers and directors. The indemnification agreements, Hillman’s restated certificate of incorporation and its bylaws require Hillman to indemnify its directors to the fullest extent permitted by Delaware law. Subject to certain limitations, the restated certificate of incorporation also requires Hillman to advance expenses incurred by its directors in defending or otherwise participating in any such proceeding in advance of its final disposition. Hillman maintains a general liability insurance policy, which covers certain liabilities of its directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.
Related Party Transaction Policy
The Board has adopted a written related party transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related party transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act of 1933, as amended, or the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related party had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related party. In reviewing and approving any such transactions, our audit committee is tasked with considering all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock and warrants, which we refer to collectively as our securities. This discussion applies only to securities that are held as capital assets for U.S. federal income tax purposes and is applicable only to holders who are receiving our securities in this offering.
This discussion is a summary only and does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including but not limited to the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors (such as the effects of Section 451 of the Internal Revenue Code of 1986, as amended (the “Code”)), including but not limited to:
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financial institutions or financial services entities;

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broker-dealers;

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governments or agencies or instrumentalities thereof;

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regulated investment companies;

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real estate investment trusts;

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expatriates or former long-term residents of the U.S.;

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persons that actually or constructively own five percent or more of our voting shares;

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Insurance companies;

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dealers or traders subject to a mark-to-market method of accounting with respect to the securities;

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persons holding the securities as part of a “straddle,” hedge, integrated transaction or similar transaction;

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persons that receive shares upon the exercise of employee stock options or otherwise as compensation;

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U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

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partnerships or other pass-through entities for U.S. federal income tax purposes and any beneficial owners of such entities; and

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tax-exempt entities.

This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).
We have not sought, and will not seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion. You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.
This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity or arrangement classified as a partnership or other pass-through entity for U.S. federal income tax purposes) is the beneficial owner of our securities, the U.S. federal income tax treatment of a partner or member in the partnership or other pass-through entity generally will depend on the status of the partner or member and the activities of the partnership or other pass-through entity. If you are a partner or member of a partnership or other pass-through entity holding our securities, we urge you to consult your own tax advisor.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES. EACH PROSPECTIVE INVESTOR IN OUR SECURITIES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL NON-INCOME, STATE, LOCAL, AND NON-U.S. TAX LAWS.
U.S. Holders
This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of our shares of common stock or warrants who or that is, for U.S. federal income tax purposes:
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an individual who is a citizen or resident of the U.S.;

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a corporation (or other entity taxable as a corporation) organized in or under the laws of the U.S., any state thereof or the District of Columbia;

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an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

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a trust, if (i) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under Treasury Regulations to be treated as a U.S. person.

Taxation of Distributions.   If we pay distributions in cash or other property (other than certain distributions of our stock or rights to acquire our stock) to U.S. holders of shares of our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of common stock and Warrants” below.
Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder may constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. If the holding period requirements are not satisfied, then a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate holders may be subject to tax on such dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income.
Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of common stock and Warrants.   Upon a sale or other taxable disposition of our common stock or warrants, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the common stock or warrants. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the common stock or warrants so disposed of exceeds one year. If the holding period requirements are not satisfied, any gain on a sale or taxable disposition of the shares or warrants would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. Long-term capital gains recognized by non-corporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.
Generally, the amount of gain or loss recognized by a U.S. holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. holder’s adjusted tax basis in its common stock or warrants so disposed of. A

U.S. holder’s adjusted tax basis in its common stock or warrants generally will equal the U.S. holder’s acquisition cost for the common stock or warrant less, in the case of a share of common stock, any prior distributions treated as a return of capital. In the case of any shares of common stock or warrants originally acquired as part of an investment unit, the acquisition cost for the share of common stock and warrant that were part of such unit would equal an allocable portion of the acquisition cost of the unit based on the relative fair market values of the components of the unit at the time of acquisition.
Exercise or Lapse of a Warrant.   Except as discussed below with respect to the cashless exercise of a warrant, a U.S. holder generally will not recognize taxable gain or loss on the acquisition of our common stock upon exercise of a warrant for cash. The U.S. holder’s tax basis in the share of our common stock received upon exercise of the warrant generally will be an amount equal to the sum of the U.S. holder’s initial investment in the warrant and the exercise price. It is unclear whether the U.S. holder’s holding period for the common stock received upon exercise of the warrants will begin on the date following the date of exercise or on the date of exercise of the warrants; in either case, the holding period will not include the period during which the U.S. holder held the warrants. If a warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.
The tax consequences of a cashless exercise of a warrant are not clear under current tax law. A cashless exercise may be tax-free, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-free situation, a U.S. holder’s basis in the common stock received would equal the holder’s basis in the warrants exercised therefor. If the cashless exercise were treated as not being a realization event, it is unclear whether a U.S. holder’s holding period in the common stock would be treated as commencing on the date following the date of exercise or on the date of exercise of the warrant; in either case, the holding period would not include the period during which the U.S. holder held the warrants. If the cashless exercise were treated as a recapitalization, the holding period of the common stock would include the holding period of the warrants exercised therefor.
It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. holder could be deemed to have surrendered warrants equal to the number of shares of common stock having a value equal to the exercise price for the total number of warrants to be exercised. The U.S. holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the common stock received in respect of the warrants deemed surrendered and the U.S. holder’s tax basis in the warrants deemed surrendered. In this case, a U.S. holder’s tax basis in the common stock received would equal the sum of the fair market value of the common stock received in respect of the warrants deemed surrendered and the U.S. holder’s tax basis in the warrants exercised. It is unclear whether a U.S. holder’s holding period for the common stock would commence on the date following the date of exercise or on the date of exercise of the warrant; in either case, the holding period would not include the period during which the U.S. holder held the warrant.
Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. holder’s holding period would commence with respect to the common stock received, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise.
Possible Constructive Distributions.   The terms of each warrant provide for an adjustment to the number of shares of common stock for which the warrant may be exercised or to the exercise price of the warrant in certain events, as discussed in the section of this prospectus entitled ”Description of Securities — Warrants.” An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. holders of the warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment to the number of such shares or to such exercise price increases the warrantholders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of common stock that would be obtained upon exercise or through a decrease in the exercise price of the warrant) as a result of a distribution of cash or other property, such as other securities, to the holders of shares of our common stock, or as a result of the issuance of a stock dividend to holders of shares of our common stock, in each case which is taxable to the holders of such shares as a distribution. Such constructive distribution would be subject to tax as described under “— Taxation of Distributions” in the same manner as if the U.S. holders of the warrants received a cash distribution from us equal to the fair market value of such increased interest.
Information Reporting and Backup Withholding.   In general, information reporting requirements may apply to dividends paid to a U.S. holder and to the proceeds of the sale or other disposition of our shares of common stock and warrants, unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).
Any amounts withheld under the backup withholding rules generally should be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.
Non-U.S. Holders
This section applies to you if you are a “Non-U.S. holder.” As used herein, the term “Non-U.S. holder” means a beneficial owner of our common stock or warrants who or that is for U.S. federal income tax purposes:
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a non-resident alien individual (other than certain former citizens and residents of the U.S. subject to U.S. tax as expatriates);

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a foreign corporation; or

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an estate or trust that is not a U.S. holder;

but generally does not include an individual who is present in the U.S. for 183 days or more in the taxable year of disposition. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership or sale or other disposition of our securities.
Taxation of Distributions.   In general, any distributions we make to a Non-U.S. holder of shares of our common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the U.S., we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of our common stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the common stock, which will be treated as described under “Non-U.S.
Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of common stock and Warrants” below.
The withholding tax does not apply to dividends paid to a Non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the U.S.. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the Non-U.S. holder were a U.S. holder, subject to an applicable income tax treaty providing otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).
Exercise of a Warrant.   The U.S. federal income tax treatment of a Non-U.S. holder’s exercise of a warrant, or the lapse of a warrant held by a Non-U.S. holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. holder, as described under “U.S. holders — Exercise or Lapse of a Warrant” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described below in “Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of common stock and Warrants.”

Gain on Sale, Taxable Exchange or Other Taxable Disposition of common stock and Warrants.   A Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of our common stock, unless:
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the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the U.S. (and, under certain income tax treaties, is attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. holder); or

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we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held our common stock, and, in the case where shares of our common stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of our common stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. holder’s holding period for the shares of our common stock. There can be no assurance that our common stock will be treated as regularly traded on an established securities market for this purpose.

We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation; however, there can be no assurance that we will not become a U.S. real property holding corporation in the future.
Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. holder that is a foreign corporation may also be subject to an additional “branch profits tax” at a 30% rate (or lower treaty rate).
If the second bullet point above applies to a Non-U.S. holder, gain recognized by such holder on the sale, exchange or other disposition of our common stock or warrants will be subject to tax at generally applicable U.S. federal income tax rates.
Possible Constructive Distributions.   The terms of each warrant provide for an adjustment to the number of shares of common stock for which the warrant may be exercised or to the exercise price of the warrant in certain events, as discussed in the section of this prospectus captioned “Description of Securities — Warrants.” An adjustment which has the effect of preventing dilution is generally not a taxable event. Nevertheless, a Non-U.S. holder of warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of common stock that would be obtained upon exercise) as a result of a distribution of cash or other property, such as other securities, to the holders of shares of our common stock which is taxable to such holders as a distribution. Any constructive distribution received by a Non-U.S. holder would be subject to U.S. federal income tax (including any applicable withholding) in the same manner as if such Non-U.S. holder received a cash distribution from us equal to the fair market value of such increased interest without any corresponding receipt of cash. Any resulting withholding tax may be withheld from future cash distributions.
Information Reporting and Backup Withholding.   Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of our shares of common stock and warrants. A Non-U.S. holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid information reporting and backup withholding requirements.
The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.
FATCA Withholding Taxes.   Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of dividends (including constructive dividends) on our common stock to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other Non-U.S. entities unless various U.S. information reporting and due diligence requirements

(generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules. Under certain circumstances, a Non-U.S. holder might be eligible for refunds or credits of such withholding taxes, and a Non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Prospective investors should consult their tax advisers regarding the effects of FATCA on their investment in our securities.

PLAN OF DISTRIBUTION
We are registering the offer and sale, from time to time, by the Selling Securityholders of up to 144,217,397 shares of common stock, par value $0.0001 per share. On November 22, 2021, we announced the redemption of the warrants. As a result of the ensuing exercises of the warrants and the redemption of the remaining warrants, the Company had no warrants outstanding as of December 22, 2021.
We will not receive any of the proceeds from the sale of the securities by the Selling Securityholders.
We will receive proceeds from warrants exercised in the event that such warrants are exercised for cash. The aggregate proceeds to the Selling Securityholders will be the purchase price of the securities less any discounts and commissions borne by the Selling Securityholders. As of November 22, 2021, 8,000,000 private warrants and 16,199,835 public warrants were exercised, the vast majority on a cashless basis, and the Company received $7,659 in cash proceeds from the exercise of these warrants.
The Selling Securityholders will pay any underwriting discounts and commissions and expenses incurred by the Selling Securityholders for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Securityholders in disposing of the securities. We will bear all other costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our independent registered public accountants.
The securities beneficially owned by the Selling Securityholders covered by this prospectus may be offered and sold from time to time by the Selling Securityholders. The term “Selling Securityholders” includes donees, pledgees, transferees or other successors in interest selling securities received after the date of this prospectus from a Selling Securityholder as a gift, pledge, partnership distribution or other transfer. The Selling Securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. Each Selling Securityholder reserves the right to accept and, together with its respective agents, to reject, any proposed purchase of securities to be made directly or through agents. The Selling Securityholders and any of their permitted transferees may sell their securities offered by this prospectus on any stock exchange, market or trading facility on which the securities are traded or in private transactions. If underwriters are used in the sale, such underwriters will acquire the shares for their own account. These sales may be at a fixed price or varying prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices. The securities may be offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities offered if any of the securities are purchased.
Subject to the limitations set forth in any applicable registration rights agreement, the Selling Securityholders may use any one or more of the following methods when selling the securities offered by this prospectus:
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purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

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ordinary brokerage transactions and transactions in which the broker solicits purchasers;

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block trades in which the broker-dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

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an over-the-counter distribution in accordance with the rules of The Nasdaq Stock Market;

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through trading plans entered into by a Selling Securityholder pursuant to Rule 10b5-1 under the Exchange Act that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

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through one or more underwritten offerings on a firm commitment or best efforts basis;

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settlement of short sales entered into after the date of this prospectus;

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agreements with broker-dealers to sell a specified number of the securities at a stipulated price per share or warrant;

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in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

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directly to purchasers, including through a specific bidding, auction or other process or in privately negotiated transactions;

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through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

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through a combination of any of the above methods of sale; or

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any other method permitted pursuant to applicable law.

In addition, a Selling Securityholder that is an entity may elect to make a pro rata in-kind distribution of securities to its members, partners or stockholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or stockholders would thereby receive freely tradeable securities pursuant to the distribution through a registration statement. To the extent a distributee is an affiliate of ours (or to the extent otherwise required by law), we may file a prospectus supplement in order to permit the distributees to use the prospectus to resell the securities acquired in the distribution.
There can be no assurance that the Selling Securityholders will sell all or any of the securities offered by this prospectus. In addition, the Selling Securityholders may also sell securities under Rule 144 under the Securities Act, if available, or in other transactions exempt from registration, rather than under this prospectus. The Selling Securityholders have the sole and absolute discretion not to accept any purchase offer or make any sale of securities if they deem the purchase price to be unsatisfactory at any particular time.
The Selling Securityholders also may transfer the securities in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus. Upon being notified by a Selling Securityholder that a donee, pledgee, transferee, other successor- in-interest intends to sell our securities, we will, to the extent required, promptly file a supplement to this prospectus to name specifically such person as a selling securityholder.
With respect to a particular offering of the securities held by the Selling Securityholders, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is part, will be prepared and will set forth the following information:
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the specific securities to be offered and sold;

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the names of the selling securityholders;

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the respective purchase prices and public offering prices, the proceeds to be received from the sale, if any, and other material terms of the offering;

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settlement of short sales entered into after the date of this prospectus;

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the names of any participating agents, broker-dealers or underwriters; and

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any applicable commissions, discounts, concessions and other items constituting compensation from the selling securityholders.

In connection with distributions of the securities or otherwise, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the securities in the course of hedging the positions they assume with Selling Securityholders. The Selling Securityholders may

also sell the securities short and redeliver the securities to close out such short positions. The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The Selling Securityholders may also pledge securities to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged securities pursuant to this prospectus (as supplemented or amended to reflect such transaction).
In order to facilitate the offering of the securities, any underwriters or agents, as the case may be, involved in the offering of such securities may engage in transactions that stabilize, maintain or otherwise affect the price of our securities. Specifically, the underwriters or agents, as the case may be, may overallot in connection with the offering, creating a short position in our securities for their own account. In addition, to cover overallotments or to stabilize the price of our securities, the underwriters or agents, as the case may be, may bid for, and purchase, such securities in the open market. Finally, in any offering of securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allotted to an underwriter or a broker-dealer for distributing such securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters or agents, as the case may be, are not required to engage in these activities, and may end any of these activities at any time.
The Selling Securityholders may solicit offers to purchase the securities directly from, and it may sell such securities directly to, institutional investors or others. In this case, no underwriters or agents would be involved. The terms of any of those sales, including the terms of any bidding or auction process, if utilized, will be described in the applicable prospectus supplement.
It is possible that one or more underwriters may make a market in our securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for our securities. Our shares of common stock are currently listed on Nasdaq under the symbol “HLMN”.
The Selling Securityholders may authorize underwriters, broker-dealers or agents to solicit offers by certain purchasers to purchase the securities at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we or the Selling Securityholders pay for solicitation of these contracts.
A Selling Securityholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by any Selling Securityholder or borrowed from any Selling Securityholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from any Selling Securityholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, any Selling Securityholder may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.
In effecting sales, broker-dealers or agents engaged by the Selling Securityholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the Selling Securityholders in amounts to be negotiated immediately prior to the sale.
In compliance with the guidelines of the Financial Industry Regulatory Authority (“FINRA”), the aggregate maximum discount, commission, fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of the gross proceeds of any offering pursuant to this prospectus and any applicable prospectus supplement.
If at the time of any offering made under this prospectus a member of FINRA participating in the offering has a “conflict of interest” as defined in FINRA Rule 5121 (“Rule 5121”), that offering will be conducted in accordance with the relevant provisions of Rule 5121.
To our knowledge, there are currently no plans, arrangements or understandings between the Selling Securityholders and any broker-dealer or agent regarding the sale of the securities by the Selling Securityholders. Upon our notification by a Selling Securityholder that any material arrangement has been entered into with an underwriter or broker-dealer for the sale of securities through a block trade, special offering, exchange distribution, secondary distribution or a purchase by an underwriter or broker-dealer, we will file, if required by applicable law or regulation, a supplement to this prospectus pursuant to Rule 424(b) under the Securities Act disclosing certain material information relating to such underwriter or broker-dealer and such offering.
Underwriters, broker-dealers or agents may facilitate the marketing of an offering online directly or through one of their affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, broker-dealer or agent, place orders online or through their financial advisors.
In offering the securities covered by this prospectus, the Selling Securityholders and any underwriters, broker-dealers or agents who execute sales for the Selling Securityholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any discounts, commissions, concessions or profit they earn on any resale of those securities may be underwriting discounts and commissions under the Securities Act.
The underwriters, broker-dealers and agents may engage in transactions with us or the Selling Securityholders, or perform services for us or the Selling Securityholders, in the ordinary course of business.
In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
The Selling Securityholders and any other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Securities Act and the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the securities by, the Selling Securityholders or any other person, which limitations may affect the marketability of the shares of the securities.
We will make copies of this prospectus available to the Selling Securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Securityholders may indemnify any agent, broker-dealer or underwriter that participates in transactions involving the sale of the securities against certain liabilities, including liabilities arising under the Securities Act.
We have agreed to indemnify the Selling Securityholders against certain liabilities, including certain liabilities under the Securities Act, the Exchange Act or other federal or state law. Agents, broker-dealers and underwriters may be entitled to indemnification by us and the Selling Securityholders against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents, broker-dealers or underwriters may be required to make in respect thereof.
Lock-up Agreements
Certain of our stockholders have entered into lock-up agreements. See “Securities Act Restrictions on Resale of Securities — Lock-up Agreements.”

LEGAL MATTERS
Ropes & Gray LLP will pass upon certain legal matters relating to the issuance and sale of the securities offered hereby on behalf of the Company.
EXPERTS
The consolidated financial statements of Hillman Solutions Corp., Inc. as of December 25, 2021 and December 26, 2020, and for each of the years in the three-year period ended December 25, 2021, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
CHANGE IN AUDITOR
On July 29, 2021, the Audit Committee of the Board approved the engagement of KPMG LLP (“KPMG”) as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements for the year ending December 31, 2021 and dismissed Marcum LLP (“Marcum”) as the Company’s independent registered public accounting firm.
The reports of Marcum on Landcadia’s financial statements as of and for the fiscal years ended December 31, 2020 and December 31, 2019 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.
During Landcadia’s fiscal years ended December 31, 2020 and December 31, 2019 and during the subsequent interim period through July 29, 2021 (the date of dismissal of Marcum), there were no disagreements between Landcadia or the Company and Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.
During Landcadia’s fiscal year ending December 31, 2020 and December 31, 2019 and during the subsequent interim period through July 29, 2021 (the date of dismissal of Marcum), there were no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934, as amended) other than the material weakness in internal controls identified by management related to evaluating complex accounting issues, issued in connection with Landcadia’s initial public offering, which resulted in the restatement of Landcadia’s financial statements as set forth in Landcadia’s Form 10-K/A for the year ended December 31, 2020, as filed with the SEC on May 3, 2021.
The Company has provided Marcum with a copy of the foregoing disclosures and has requested that Marcum furnish the Company with a letter addressed to the SEC stating whether it agrees with the statements made by the Company set forth above. A copy of Marcum’s letter dated July 29, 2021 is filed as Exhibit 16.1 to the registration statement to which this prospectus forms a part.

WHERE YOU CAN FIND MORE INFORMATION
We file quarterly reports on Form 10-Q and annual reports on Form 10-K and furnish current reports on Form 8-K and other information with the SEC. We have also filed a registration statement on Form S-1, including exhibits, under the Securities Act of 1933, as amended, with respect to the common stock offered by this prospectus. This prospectus is part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits. Our SEC filings are available to the public on the internet at a website maintained by the SEC located at http://www.sec.gov.
We also maintain an internet website at www.hillmangroup.com. Through our website, we make available, free of charge, the following documents as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC: our quarterly reports on Form 10-Q, annual reports on Form 10-K, current reports on Form 8-K, and all amendments to those reports. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus.
If you would like additional copies of this prospectus, you should contact us by telephone or in writing:
Douglas Cahill
Chief Executive Officer
10590 Hamilton Avenue
Cincinnati, OH 45231
(513) 851-4900

INDEX TO FINANCIAL STATEMENTS
AND
FINANCIAL STATEMENT SCHEDULE
HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES

Report of Management on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of The Hillman Solutions Corp. and its consolidated subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of The Hillman Solutions Corp and its consolidated subsidiaries are being made only in accordance with authorizations of management and directors of The Hillman Solutions Corp. and its consolidated subsidiaries, as appropriate; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of The Hillman Solutions Corp. and its consolidated subsidiaries that could have a material effect on the consolidated financial statements.
Our management, with the participation of our principal executive officer and principal financial officer, assessed the effectiveness of our internal control over financial reporting as of December 25, 2021, the end of our fiscal year. Management based its assessment on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment. This assessment is supported by testing and monitoring performed under the direction of management.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even an effective system of internal control over financial reporting will provide only reasonable assurance with respect to financial statement preparation.
Based on its assessment, our management has concluded that our internal control over financial reporting was effective, as of December 25, 2021, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. We reviewed the results of management’s assessment with the Audit Committee of The Hillman Companies, Inc.
This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.
/s/ DOUGLAS J. CAHILL	/s/ ROBERT O. KRAFT
Douglas J. Cahill	Robert O. Kraft
President and Chief Executive Officer	Chief Financial Officer
Dated:March 16, 2022	Dated: March 16, 2022

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Hillman Solutions Corp.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Hillman Solutions Corp. and subsidiaries (the Company) as of December 25, 2021 and December 26, 2020, the related consolidated statements of comprehensive loss, cash flows, and stockholders’ equity for each of the years in the three-year period ended December 25, 2021, and the related notes and financial statement schedule II -Valuation Accounts (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 25, 2021 and December 26, 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 25, 2021, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Valuation of Goodwill
As discussed in Note 2 to the consolidated financial statements, the goodwill balance as of December 25, 2021 was $825,371 thousand. The Company performs goodwill impairment testing annually as of October 1st and whenever events or changes in circumstances indicate that the fair value of a reporting unit is less than the carrying value. With the assistance of a third-party specialist, management assesses the fair value of the reporting units based on a discounted cash flow model and multiples of earnings. Assumptions critical to the fair value estimates under the discounted cash flow model include the projected revenue growth rates and the discount rates.
We identified the assessment of the fair value of two of the Company’s reporting units within its goodwill impairment analysis as a critical audit matter. The estimation of fair value of the two reporting units is complex and subject to significant management judgment and estimation uncertainties. Specifically, evaluating the short-term projected revenue growth rates and the discount rates used to determine the fair value of these reporting units required challenging auditor judgment, as they involved subjective assessments of market, industry and economic conditions that were sensitive to variation. We performed sensitivity analyses to determine the significant assumptions used in the goodwill valuation, which required challenging auditor judgment. Changes to those assumptions could have had a significant effect on the Company’s assessment of the fair value of the two reporting units. Additionally, the audit effort associated with the discount rates required specialized skills and knowledge.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls related to the Company’s goodwill impairment process, including controls related to the short-term projected revenue growth rates and the discount rates. We compared the Company’s historical revenue forecasts to actual results to assess the Company’s ability to accurately forecast. We compared short-term projected revenue growth rates used in the valuation model against underlying business strategies and growth plans. We evaluated the reasonableness of the Company’s forecasted short-term projected revenue growth rates for the two reporting units by comparing the growth assumptions to comparable entities within the industry. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rates used by management for the two reporting units by comparing them to a range of discount rates developed using market information for comparable entities within the industry.
Determination of the accounting acquirer
As discussed in Note 3 to the consolidated financial statements, on July 14, 2021, HMAN Group Holdings, Inc. (HMAN) and Landcadia Holdings III, Inc. (Landcadia) consummated a business combination pursuant to a merger agreement (the Merger Agreement), with HMAN becoming a wholly-owned subsidiary of Landcadia, which was renamed Hillman Solutions Corp. The Company accounted for the transaction as a reverse recapitalization and concluded that HMAN was the accounting acquirer based upon the terms of the Merger Agreement and evaluation of a number of indicative factors.
We identified the evaluation of the Company’s determination of the accounting acquirer as a critical audit matter. Subjective auditor judgment was required in evaluating the relative importance of the indicative factors, individually and in the aggregate, including the post-combination voting rights, composition of the board of directors and management, the relative size of the entities, the minority voting rights, and the entity initiating the transaction. A different conclusion would have resulted in a material difference in the accounting for the transaction.
The following are the primary procedures we performed to address this critical audit matter. We tested the Company’s conclusion regarding the determination of the accounting acquirer by evaluating management’s assessment of the post-combination voting rights, composition of the board of directors and management, the relative size of the entities, the minority voting rights, and the entity initiating the transaction, by comparing them to amended and restated bylaws of the Company, the Merger Agreement, and certain filings with the Securities and Exchange Commission.
/s/ KPMG LLP
We have served as the Company’s auditor since 2021.
Cincinnati, Ohio
March 16, 2022

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)
	December 25, 2021	December 26, 2020
ASSETS
Current assets:
Cash and cash equivalents	$14,605	$21,520
Accounts receivable, net of allowances of $2,891 ($2,395 – 2020)	107,212	121,228
Inventories, net	533,530	391,679
Other current assets	12,962	19,280
Total current assets	668,309	553,707
Property and equipment, net of accumulated depreciation of $284,069 ($236,031 – 2020)	174,312	182,674
Goodwill	825,371	816,200
Other intangibles, net of accumulated amortization of $352,695 ($291,434 – 2020)	794,700	825,966
Operating lease right of use assets	82,269	76,820
Deferred tax asset	1,323	2,075
Other assets	16,638	11,176
Total assets	$2,562,922	$2,468,618
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$186,126	$201,461
Current portion of debt and capital lease obligations	11,404	11,481
Current portion of operating lease liabilities	13,088	12,168
Accrued expenses:
Salaries and wages	8,606	29,800
Pricing allowances	10,672	6,422
Income and other taxes	4,829	5,986
Interest	1,519	12,988
Other accrued expenses	41,052	31,605
Total current liabilities	277,296	311,911
Long-term debt	906,531	1,535,508
Deferred tax liabilities	137,764	156,118
Operating lease liabilities	74,476	68,934
Other non-current liabilities	16,760	31,560
Total liabilities	1,412,827	2,104,031
Commitments and Contingencies (Note 18)	—	—
Stockholders’ equity:
Common stock, $0.0001 par, 500,000,000 shares authorized, 194,083,625 issued and 193,995,320 outstanding at December 25, 2021 and 90,934,930 issued and outstanding at December 26, 2020	20	9
Additional paid-in capital	1,387,410	565,815
Accumulated deficit	(210,181)	(171,849)
Accumulated other comprehensive loss	(27,154)	(29,388)
Total stockholders’ equity	1,150,095	364,587
Total liabilities and stockholders’ equity	$2,562,922	$2,468,618
The Notes to Consolidated Financial Statements are an integral part of these statements.

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(dollars in thousands)
	Year Ended December 25, 2021	Year Ended December 26, 2020	Year Ended December 28, 2019
Net sales	$1,425,967	$1,368,295	$1,214,362
Cost of sales (exclusive of depreciation and amortization shown separately below)	859,557	781,815	693,881
Selling, general and administrative expenses	437,875	398,472	382,131
Depreciation	59,400	67,423	65,658
Amortization	61,329	59,492	58,910
Management fees to related party	270	577	562
Other (income) expense	(2,778)	(5,250)	5,525
Income from operations	10,314	65,766	7,695
Gain on change in fair value of warrant liability	(14,734)	—	—
Interest expense, net	61,237	86,774	101,613
Interest expense on junior subordinated debentures	7,775	12,707	12,608
Investment income on trust common securities	(233)	(378)	(378)
Loss (income) on mark-to-market adjustment of interest rate swap	(1,685)	601	2,608
Refinancing costs	8,070	—	—
Loss before income taxes	(50,116)	(33,938)	(108,756)
Income tax benefit	(11,784)	(9,439)	(23,277)
Net loss	$(38,332)	$(24,499)	$(85,479)
Basic and diluted loss per share	$(0.28)	$(0.27)	$(0.96)
Weighted average basic and diluted shares outstanding	134,699	89,891	89,444
Net loss from above	$(38,332)	$(24,499)	$(85,479)
Other comprehensive income:
Foreign currency translation adjustments	(283)	2,652	5,550
Hedging activity	2,517	—	—
Total other comprehensive income	2,234	2,652	5,550
Comprehensive loss	$(36,098)	$(21,847)	$(79,929)
The Notes to Consolidated Financial Statements are an integral part of these statements.

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)
	Year Ended December 25, 2021	Year Ended December 26, 2020	Year Ended December 28, 2019
Cash flows from operating activities:
Net loss	$(38,332)	$(24,499)	$(85,479)
Adjustments to reconcile net loss to net cash (used for) provided by operating activities:
Depreciation and amortization	120,730	126,915	124,568
Loss (gain) on dispositions of property and equipment	221	161	(573)
Impairment of long lived assets	—	210	7,887
Deferred income taxes	(21,846)	(9,462)	(23,586)
Deferred financing and original issue discount amortization	4,336	3,722	3,726
Loss on debt restructuring, net of third party fees paid	(8,372)	—	—
Stock-based compensation expense	15,255	5,125	2,981
Change in fair value of warrant liabilities	(14,734)	—	—
Change in fair value of contingent consideration	(1,806)	(3,515)	—
Other non-cash interest and change in value of interest rate swap	(1,685)	601	2,608
Changes in operating items:
Accounts receivable	15,148	(32,417)	22,863
Inventories	(137,849)	(67,147)	(3,205)
Other assets	3,064	(10,743)	2,878
Accounts payable	(20,253)	76,031	(11,975)
Other accrued liabilities	(24,131)	27,098	9,666
Net cash (used for) provided by operating activities	(110,254)	92,080	52,359
Cash flows from investing activities:
Acquisitions of businesses, net of cash acquired	(38,902)	(800)	(6,135)
Capital expenditures	(51,552)	(45,274)	(57,753)
Proceeds from sale of property and equipment	—	—	10,400
Net cash (used for) investing activities	(90,454)	(46,074)	(53,488)
Cash flows from financing activities:
Borrowings on senior term loans, net of discount	883,872	—	—
Repayments of senior term loans	(1,072,042)	(10,608)	(10,608)
Borrowings of revolving credit loans	322,000	99,000	43,500
Repayments of revolving credit loans	(301,000)	(140,000)	(38,700)
Repayments of senior notes	(330,000)	—	—
Financing fees	(20,988)	—	(1,412)
Proceeds from recapitalization of Landcadia, net of transaction costs	455,161	—	—
Proceeds from sale of common stock in PIPE, net of issuance costs	363,301	—	—
Repayment of Junior Subordinated Debentures	(108,707)	—	—
Principal payments under capitalized lease obligations	(938)	(836)	(683)
Proceeds from exercise of stock options	2,670	7,340	100
Proceeds from sale of Holdco stock	—	—	750
Net cash provided by (used for) financing activities	193,329	(45,104)	(7,053)
Effect of exchange rate changes on cash	464	645	(79)
Net (decrease) increase in cash and cash equivalents	(6,915)	1,547	(8,261)
Cash and cash equivalents at beginning of period	21,520	19,973	28,234
Cash and cash equivalents at end of period	$14,605	$21,520	$19,973
The Notes to Consolidated Financial Statements are an integral part of these statements.

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(dollars in thousands)
	Common Stock		Treasury Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive (Loss)	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance at December 29, 2018	547,129	$5	(4,740)	$(4,320)	$553,843	$(61,871)	$(37,590)	$450,067
Retroactive application of recapitalization	88,852,377	4	4,740	4,320	(4,324)	—	—	—
Balance at December 29, 2018 – Recast	89,399,506	9	—	—	549,519	(61,871)	(37,590)	450,067
Net Loss	—	—	—	—	—	(85,479)	—	(85,479)
Stock-based compensation	—	—	—	—	2,981	—	—	2,981
Proceeds from exercise of stock options	16,483	—	—	—	100	—	—	100
Proceeds from sale of stock	88,299	—	—	—	750	—	—	750
Vesting of restricted shares	45,327	—	—	—	—	—	—	—
Change in cumulative foreign currency translation adjustment	—	—	—	—	—	—	5,550	5,550
Balance at December 28, 2019	89,549,615	$9	—	$—	$553,350	$(147,350)	$(32,040)	$373,969
Net Loss	—	—	—	—	—	(24,499)	—	(24,499)
Stock-based compensation	—	—	—	—	5,125	—	—	5,125
Proceeds from exercise of stock options	1,208,705	—	—	—	7,340	—	—	7,340
Vesting of restricted shares	176,610	—	—	—	—	—	—	—
Change in cumulative foreign currency translation adjustment	—	—	—	—	—	—	2,652	2,652
Balance at December 26, 2020	90,934,930	$9	—	$—	$565,815	$(171,849)	$(29,388)	$364,587
Net Loss	—				—	(38,332)	—	(38,332)
Stock-based compensation	—				15,255	—	—	15,255
Proceeds from exercise of stock options	435,107	—	—	—	2,670	—	—	2,670
Vesting of restricted shares	88,305	—	—	—	—	—	—	—
Recapitalization of Landcadia, net of issuance costs and fair value of of assets and liabilities acquired	58,672,000	6	—	—	377,959	—	—	377,965
Shares issued to PIPE, net of issuance costs	37,500,000	4	—	—	363,297	—	—	363,301
Hedging activity	—	—	—	—	—	—	2,517	2,517
Warrant redemption	6,364,978	1	—	—	62,414	—	—	62,415
Change in cumulative foreign currency translation adjustment	—	—	—	—	—	—	(283)	(283)
Balance at December 25, 2021	193,995,320	$20	—	$—	$1,387,410	$(210,181)	$(27,154)	$1,150,095
The Notes to Consolidated Financial Statements are an integral part of these statements.

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
1.   Basis of Presentation:
The accompanying financial statements include the consolidated accounts of The Hillman Solutions Corp. and its wholly-owned subsidiaries (collectively “Hillman” or the “Company”). Unless the context requires otherwise, references to “Hillman,” “we,” “us,” “our,” or “our Company” refer to The Hillman Solutions Corp. and its wholly-owned subsidiaries. The Consolidated Financial Statements included herein have been prepared in accordance with accounting standards generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated. References to 2021, 2020, and 2019 are for fiscal years ended December 25, 2021, December 26, 2020, and December 28, 2019, respectively.
On July 14, 2021, privately held HMAN Group Holdings Inc. (“Old Hillman”), and Landcadia Holdings III, Inc. (“Landcadia” and after the Business Combination described herein, “New Hillman”), a special purpose acquisition company (“SPAC”) consummated the previously announced business combination (the “Closing”) pursuant to the terms of the Agreement and Plan of Merger, dated as of January 24, 2021 (as amended on March 12, 2021, the “Merger Agreement”) by and among Landcadia, Helios Sun Merger Sub, a wholly-owned subsidiary of Landcadia (“Merger Sub”), HMAN Group Holdings Inc., a Delaware corporation (“Hillman Holdco”) and CCMP Sellers’ Representative, LLC, a Delaware Limited Liability Company in its capacity as the Stockholder Representative thereunder (the “Stockholder Representative”). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Hillman Holdco with Hillman Holdco surviving the merger as a wholly owned subsidiary of New Hillman, which was renamed “Hillman Solutions Corp.” (the “Merger” and together with the other transactions contemplated by the Merger Agreement, the “Business Combination”). Unless the context indicates otherwise, the discussion of the Company and its financial condition and results of operations is with respect to New Hillman following the closing date and Old Hillman prior to the closing date. See Note 3 — Merger Agreement for more information.
In connection with the closing of the Business Combination on July 14, 2021, Landcadia changed its name from “Landcadia Holdings III, Inc.” to “Hillman Solutions Corp.” and the Company’s common stock and warrants began trading on The Nasdaq Stock Market under the trading symbols “HLMN” and “HLMNW”, respectively.
The Company has a 52-53 week fiscal year ending on the last Saturday in December. In a 52 week fiscal year, each of the Company’s quarterly periods will comprise of 13 weeks. The additional week in a 53 week fiscal year is added to the fourth quarter, making such quarter consist of 14 weeks. The Company’s first 53 week fiscal year will occur in fiscal year 2022.
Nature of Operations:
The Company is comprised of three separate operating business segments: (1) Hardware and Protective Solutions, (2) Robotics and Digital Solutions, and (3) Canada.
Hillman provides and, on a limited basis, produces products such as fasteners and related hardware items; threaded rod and metal shapes; keys, key duplication systems, and accessories; personal protective equipment such as gloves and eye-wear; builder’s hardware; and identification items, such as tags and letters, numbers, and signs, to retail outlets, primarily hardware stores, home centers and mass merchants, pet supply stores, grocery stores, and drug stores. The Canada segment also produces fasteners, stampings, fittings, and processes threaded parts for automotive suppliers, industrial Original Equipment Manufacturers (“OEMs”), and industrial distributors.
On April 16, 2021, the Company completed the acquisition of Oz Post International, LLC (“OZCO”), a leading manufacturer of superior quality hardware that offers structural fasteners and connectors used for decks, fences and other outdoor structures, for a total purchase price of $38,902. The Company entered into an amendment (“OZCO Amendment”) to the term loan credit agreement dated May 31, 2018 (the

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“2018 Term Loan”), which provided $35,000 of incremental term loan funds to be used to finance the acquisition. Ozco has business operations in the United States and its financial results reside within our Hardware and Protective Solutions segment.
In the fourth quarter of 2019, the Company implemented a plan to restructure the management and operations of our U.S. business to achieve synergies and cost savings associated with the recent acquisitions. The restructuring plan includes management realignment, integration of sales and operations functions, and strategic review of our product offerings. See Note 17 — Restructuring for more information
On August 16, 2019, the Company acquired the assets of Sharp Systems, LLC (“Resharp”), a California-based innovative developer of automated knife sharpening systems, for a total purchase price of $21,100. Resharp has existing operations in the United States and its operating results reside within the Company’s Robotics and Digital reportable segment. See Note 6 — Acquisitions for additional information.
2.   Summary of Significant Accounting Policies:
Cash and Cash Equivalents:
Cash and cash equivalents consist of commercial paper, U.S. Treasury obligations, and other liquid securities purchased with initial maturities less than 90 days and are stated at cost which approximates fair value. The Company has foreign bank balances of approximately $8,219 and $9,279 at December 25, 2021 and December 26, 2020, respectively. The Company maintains cash and cash equivalent balances with financial institutions that exceed federally insured limits. The Company has not experienced any losses related to these balances. Management believes it’s credit risk is minimal.
Restricted Investments:
The Company’s restricted investments are trading securities carried at fair market value which represent assets held in a Rabbi Trust to fund deferred compensation liabilities owed to the Company’s employees. The current portion of the investments is included in other current assets and the long term portion in other assets on the accompanying Consolidated Balance Sheets. See Note 11 — Deferred Compensation Plan for additional information.
Accounts Receivable and Allowance for Doubtful Accounts:
The Company establishes the allowance for doubtful accounts by considering historical losses, adjusted to take into account current market conditions. The estimates for calculating the aggregate reserve are based on the financial condition of the customers, the length of time receivables are past due, historical collection experience, current economic trends, and reasonably supported forecasts. Increases to the allowance for doubtful accounts result in a corresponding expense. The Company writes off individual accounts receivable when collection becomes improbable. The allowance for doubtful accounts was $2,891 and $2,395 as of December 25, 2021 and December 26, 2020, respectively.
In the years ended December 25, 2021 and December 26, 2020, the Company entered into agreements to sell, on an ongoing basis and without recourse, certain trade accounts receivable. The buyer is responsible for servicing the receivables. The sale of the receivables is accounted for in accordance with Financial Accounting Standards Board (“FASB”) ASC 860, Transfers and Servicing. Under that guidance, receivables are considered sold when they are transferred beyond the reach of the Company and its creditors, the purchaser has the right to pledge or exchange the receivables, and the Company has surrendered control over the transferred receivables. The Company has received proceeds from the sales of trade accounts receivable of approximately $322,509 and $323,715 for the years ended December 25, 2021 and December 26, 2020, respectively, and has included the proceeds in net cash provided by operating activities in the

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Consolidated Statements of Cash Flows. Related to the sale of accounts receivable, the Company recorded losses of approximately $1,433 and $1,782 for the years ended December 25, 2021 and December 26, 2020, respectively.
Inventories:
Inventories consisting predominantly of finished goods are valued at the lower of cost or net realizable value, cost being determined principally on the standard cost method. The historical usage rate is the primary factor used in assessing the net realizable value of excess and obsolete inventory. A reduction in the carrying value of an inventory item from cost to net realizable value is recorded for inventory with excess on-hand quantities as determined based on historic and projected sales, product category, and stage in the product life cycle.
Property and Equipment:
Property and equipment are carried at cost and include expenditures for new facilities and major renewals. For financial accounting purposes, depreciation is computed on the straight-line method over the estimated useful lives of the assets, generally 2 to 15 years. Assets acquired under finance leases are depreciated over the terms of the related leases. Maintenance and repairs are charged to expense as incurred. The Company capitalizes certain costs that are directly associated with the development of internally developed software, representing the historical cost of these assets. Once the software is completed and placed into service, such costs are amortized over the estimated useful lives. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from their respective accounts, and the resulting gain or loss is reflected in income (loss) from operations.
Property and equipment, net, consists of the following at December 25, 2021 and December 26, 2020:
	Estimated Useful Life (Years)	2021	2020
Leasehold improvements	life of lease	11,773	11,506
Machinery and equipment	2 – 10	366,198	334,643
Computer equipment and software	2 – 5	64,648	61,737
Furniture and fixtures	6 – 8	5,390	5,467
Construction in process		10,372	5,352
Property and equipment, gross		458,381	418,705
Less: Accumulated depreciation		284,069	236,031
Property and equipment, net		$174,312	$182,674
Goodwill:
The Company has adopted ASU 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminates Step 2 from the goodwill impairment test and instead requires an entity to perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. If, after assessing the totality of events or circumstances, the Company determines that the fair value of a reporting unit is less than the carrying value, then the Company would recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, not to exceed the total amount of goodwill allocated to the reporting unit.
The Company’s annual impairment assessment is performed for it’s reporting units as of October 1st. With the assistance of an independent third-party specialist, management assessed the value the of the

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reporting units based on a discounted cash flow model and multiple of earnings. Assumptions critical to our fair value estimates under the discounted cash flow model include the discount rate and projected average revenue growth. The results of the quantitative assessment in 2021, 2020, and 2019 indicated that the fair value of each reporting unit was in excess of its carrying value. Therefore goodwill was not impaired as of our annual testing dates.
No impairment charges were recorded in the years ended December 25, 2021, December 26, 2020, or December 28, 2019.
Goodwill amounts by reportable segment are summarized as follows:
	Goodwill at December 26, 2020	Acquisitions	Disposals	Other(1)	Goodwill at December 25, 2021
Hardware and Protective Solutions	$565,578	$9,250	$—	$(130)	$574,698
Robotics and Digital Solutions	220,936	—	—	—	220,936
Canada	29,686	—	—	51	29,737
Total	$816,200	$9,250	$—	$(79)	$825,371

(1)
The “Other” change to goodwill relates to adjustments resulting from fluctuations in foreign currency exchange rates for the Canada and Mexico reporting units.

Intangible Assets:
Intangible assets arise primarily from the determination of their respective fair market values at the date of acquisition. With the exception of certain trade names, intangible assets are amortized on a straight-line basis over periods ranging from 5 to 20, representing the period over which the Company expects to receive future economic benefits from these assets.
Other intangibles, net, as of December 25, 2021 and December 26, 2020 consist of the following:
	Estimated Useful Life (Years)	December 25, 2021	December 26, 2020
Customer relationships	13 – 20	$965,054	$941,648
Trademarks – indefinite	Indefinite	85,591	85,603
Trademarks – other	7 – 15	29,000	26,400
Technology and patents	8 – 12	67,750	63,749
Intangible assets, gross		1,147,395	1,117,400
Less: Accumulated amortization		352,695	291,434
Intangible assets, net		$794,700	$825,966
Estimated annual amortization expense for intangible assets subject to amortization at December 25, 2021 for the next five fiscal years is as follows:
Fiscal Year Ended	Amortization Expense
2022	$61,697
2023	$61,697
2024	$61,697
2025	$61,217

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Fiscal Year Ended	Amortization Expense
2026	$56,812
The Company also evaluates indefinite-lived intangible assets (primarily trademarks and trade names) for impairment annually or more frequently if events and circumstances indicate that it is more likely than not that the fair value of an indefinite-lived intangible asset is below its carrying amount. With the assistance of an independent third-party specialist, management assessed the fair value of our indefinite-lived intangible assets based on a relief from royalties model. An impairment charge is recorded if the carrying amount of an indefinite-lived intangible asset exceeds the estimated fair value on the measurement date. No impairment charges related to indefinite-lived intangible assets were recorded by the Company in 2021, 2020, or 2019 as a result of the quantitative annual impairment test.
Long-Lived Assets:
Long-lived assets, such as property plant and equipment and definite-lived intangibles assets, are reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by the asset or asset group to its carrying value. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its’ fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. No impairment charges were recorded in 2021. In the year ended December 26, 2020 and December 28, 2019, the Company recorded an impairment charge of $210 and $7,887, respectively, related to the loss on the disposal of our FastKey self-service duplicating kiosks and related assets in our Robotics and Digital Solutions operating segment. All of the aforementioned impairment charges incurred were included within the respective other income/expense on the Consolidated Statements of Comprehensive Loss. Approximately 95% of the Company’s long-lived assets are held within the United States.
Income Taxes:
Deferred income taxes are computed using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities, based on enacted tax laws and statutory tax rates applicable to the periods in which the temporary differences are expected to reverse. Valuation allowances are provided for tax benefits where management estimates it is more likely than not that certain tax benefits will not be realized. Adjustments to valuation allowances are recorded for changes in utilization of the tax related item. See Note 7 — Income Taxes for additional information.
In accordance with guidance regarding the accounting for uncertainty in income taxes, the Company recognizes a tax position if, based solely on its technical merits, it is more likely than not to be sustained upon examination by the relevant taxing authority. If a tax position does not meet the more likely than not recognition threshold, the Company does not recognize the benefit of that position in its Consolidated Financial Statements. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to be recognized in the Consolidated Financial Statements.
Interest and penalties related to income taxes are included in (benefit) provision for income taxes.
Contingent Consideration:
Contingent consideration relates to the potential payment for an acquisition that is contingent upon the achievement of the acquired business meeting certain product development milestones and/or certain

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financial performance milestones. The Company records contingent consideration at fair value at the date of acquisition based on the consideration expected to be transferred. The estimated fair value of the contingent consideration was determined using a Monte Carlo analysis examining the frequency and mean value of the resulting payments. The resulting value captures the risk associated with the form of the payout structure. The risk neutral method is applied, resulting in a value that captures the risk associated with the form of the payout structure and the projection risk. The assumptions utilized in the calculation based on financial performance milestones include projected revenue and/or EBITDA amounts, volatility and discount rates. For potential payments related to product development milestones, we estimated the fair value based on the probability of achievement of such milestones. The assumptions utilized in the calculation of the acquisition date fair value include probability of success and the discount rates. Contingent consideration involves certain assumptions requiring significant judgment and actual results may differ from assumed and estimated amounts.
Risk Insurance Reserves:
The Company self-insures our general liability including products liability, automotive liability, and workers’ compensation losses up to $500 per occurrence. Our policy is to estimate reserves based upon a number of factors, including known claims, estimated incurred but not reported claims, and third-party actuarial analysis. The third-party actuarial analysis is based on historical information along with certain assumptions about future events. These reserves are classified as other current and other long-term liabilities within the balance sheets.
The Company self-insures our group health claims up to an annual stop loss limit of $250 per participant. Historical group insurance loss experience forms the basis for the recognition of group health insurance reserves.
Retirement Benefits:
Certain employees of the Company are covered under a profit-sharing and retirement savings plan. The plan provides for a matching contribution for eligible employees of 50% of each dollar contributed by the employee up to 6% of the employee’s compensation. In addition, the plan provides an annual contribution in amounts authorized by the Board of Directors, subject to the terms and conditions of the plan.
Hillman Canada sponsors a Deferred Profit Sharing Plan (“DPSP”) and a Group Registered Retirement Savings Plan (“RRSP”) for all qualified, full-time employees, with at least three months of continuous service. DPSP is an employer-sponsored profit sharing plan registered as a trust with the Canada Revenue Agency (“CRA”). Employees do not contribute to the DPSP. There is no minimum required contribution; however, DPSPs are subject to maximum contribution limits set by the CRA. The DPSP is offered in conjunction with a RRSP. All eligible employees may contribute an additional voluntary amount of up to eight percent of the employee’s gross earnings. Hillman Canada is required to match 100% of all employee contributions up to 2% of the employee’s compensation into the DPSP account. The assets of the RRSP are held separately from those of Hillman Canada in independently administered funds.
Retirement benefit costs were $4,218, $3,343, and $2,725 in the years ended December 25, 2021, December 26, 2020, and December 28, 2019, respectively.
Warrant Liabilities:
The Company accounts for the warrants in accordance with the guidance contained in ASC 815-40 under which the warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classified the warrants as liabilities at their fair value and adjusts the warrants to fair value at each reporting period. The warrants were fully redeemed in the year ended December 25, 2021, see Note 8 — Warrants for additional information.

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Revenue Recognition:
Revenue is recognized when control of goods or services is transferred to our customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Sales and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue.
The Company offers a variety of sales incentives to its customers primarily in the form of discounts and rebates. Discounts are recognized in the Consolidated Financial Statements at the date of the related sale. Rebates are based on the revenue to date and the contractual rebate percentage to be paid. A portion of the cost of the rebate is allocated to each underlying sales transaction. Discounts and rebate are included in the determination of net sales.
The Company also establishes reserves for customer returns and allowances. The reserve is established based on historical rates of returns and allowances. The reserve is adjusted quarterly based on actual experience. Discounts and allowances are included in the determination of net sales.
The following table disaggregates our revenue by product category:
	Hardware and Protective Solutions	Robotics and Digital Solutions	Canada	Total Revenue
Year Ended December 25, 2021
Fastening and Hardware	$740,088	$—	$149,165	$889,253
Personal Protective	284,886	—	397	285,283
Keys and Key Accessories	—	190,697	1,826	192,523
Engraving	—	58,555	77	58,632
Resharp	—	276	—	276
Consolidated	$1,024,974	$249,528	$151,465	$1,425,967
Year Ended December 26, 2020
Fastening and Hardware	$706,865	$—	$131,493	$838,358
Personal Protective	317,527	—	239	317,766
Keys and Key Accessories	—	157,828	2,878	160,706
Engraving	—	51,423	6	51,429
Resharp	—	36	—	36
Consolidated	$1,024,392	$209,287	$134,616	$1,368,295
Year Ended December 28, 2019
Fastening and Hardware	$607,247	$—	$121,242	$728,489
Personal Protective	245,769	—	—	245,769
Keys and Key Accessories	—	185,451	4,009	189,460
Engraving	—	50,613	9	50,622
Resharp	—	22	—	22
Consolidated	$853,016	$236,086	$125,260	$1,214,362

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The following table disaggregates our revenue by geographic location:
	Hardware and Protective Solutions	Robotics and Digital Solutions	Canada	Total Revenue
Year Ended December 25, 2021
United States	$1,004,803	$246,494	$—	$1,251,297
Canada	7,326	3,034	151,465	161,825
Mexico	12,845	—	—	12,845
Consolidated	$1,024,974	$249,528	$151,465	$1,425,967
Year Ended December 26, 2020
United States	$1,007,135	$207,283	$—	$1,214,418
Canada	7,789	2,004	134,616	144,409
Mexico	9,468	—	—	9,468
Consolidated	$1,024,392	$209,287	$134,616	$1,368,295
Year Ended December 28, 2019
United States	$835,957	$234,216	$—	$1,070,173
Canada	5,905	1,870	125,260	133,035
Mexico	11,154	—	—	11,154
Consolidated	$853,016	$236,086	$125,260	$1,214,362
Our revenue by geography is allocated based on the location of our sales operations. Our Hardware and Protective Solutions segment contains sales of Big Time personal protective equipment into Canada. Our Robotics and Digital Solutions segment contains sales of MinuteKey Canada.
Hardware and Protective Solutions revenues consist primarily of the delivery of fasteners, anchors, specialty fastening products, and personal protective equipment such as gloves and eye-wear as well as in-store merchandising services for the related product category.
Robotics and Digital Solutions revenues consist primarily of sales of keys and identification tags through self service key duplication and engraving kiosks. It also includes our associate-assisted key duplication systems and key accessories.
Canada revenues consist primarily of the delivery to Canadian customers of fasteners and related hardware items, threaded rod, keys, key duplicating systems, accessories, personal protective equipment, and identification items as well as in-store merchandising services for the related product category.
The Company’s performance obligations under its arrangements with customers are providing products, in-store merchandising services, and access to key duplicating and engraving equipment. Generally, the price of the merchandising services and the access to the key duplicating and engraving equipment is included in the price of the related products. Control of products is transferred at the point in time when the customer accepts the goods, which occurs upon delivery of the products. Judgment is required in determining the time at which to recognize revenue for the in-store services and the access to key duplicating and engraving equipment. Revenue is recognized for in-store service and access to key duplicating and engraving equipment as the related products are delivered, which approximates a time-based recognition pattern. Therefore, the entire amount of consideration related to the sale of products, in-store merchandising services, and access to key duplicating and engraving equipment is recognized upon the delivery of the products.
The costs to obtain a contract are insignificant, and generally contract terms do not extend beyond one year. Therefore, these costs are expensed as incurred. Freight and shipping costs and the cost of our in-store

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merchandising services teams are recognized in selling, general, and administrative expense when control over products is transferred to the customer.
The Company used the practical expedient regarding the existence of a significant financing component as payments are due in less than one year after delivery of the products.
Shipping and Handling:
The costs incurred to ship product to customers, including freight and handling expenses, are included in selling, general, and administrative (“SG&A”) expenses on the Company’s Consolidated Statements of Comprehensive Loss.
Shipping and handling costs were $60,991, $50,891, and $47,713 in the years ended December 25, 2021, December 26, 2020, and December 28, 2019, respectively.
Research and Development:
The Company expenses research and development costs consisting primarily of internal wages and benefits in connection with improvements to the Company’s fastening product lines along with the key duplicating and engraving machines. The Company’s research and development costs were $2,442, $2,876, and $2,075 in the years ended December 25, 2021, December 26, 2020, and December 28, 2019, respectively.
Stock Based Compensation:
2021 Equity Incentive Plan
Effective July 14, 2021, in connection with the Merger, the Company established the 2021 Equity Incentive Plan. Under the 2021 Equity Incentive Plan, the Company may grant options, stock appreciation rights, restricted stock, and other stock-based awards. Hillman reflects the options granted in accordance with Accounting Standards Codification 718, Compensation — Stock Compensation (“ASC 718”). The Company uses a Black-Scholes option pricing model to determine the fair value of stock options on the dates of grant. The Black-Scholes pricing model requires various assumptions, including expected term, which is based on our historical experience and expected volatility which is estimated based on the average historical volatility of similar entities with publicly traded shares. The Company also makes assumptions regarding the risk-free interest rate and the expected dividend yield. The risk-free interest rate is based on the U.S. Treasury interest rate whose term is consistent with the expected term of the share-based award. The dividend yield on our common stock is assumed to be zero since we do not pay dividends and have no current plans to do so in the future. Determining the fair value of stock options at the grant date requires judgment, including estimates for the expected life of the share-based award, stock price volatility, dividend yield, and interest rate. These assumptions may differ significantly between grant dates because of changes in the actual results of these inputs that occur over time.
HMAN Group Holdings Inc. 2014 Equity Incentive Plan
Prior to the Merger, the Company had a stock-based employee compensation plan pursuant to which the Company granted options, stock appreciation rights, restricted stock, and other stock-based awards. Hillman reflects the options granted in its stand-alone Consolidated Financial Statements in accordance with Accounting Standards Codification 718, Compensation  —  Stock Compensation (“ASC 718”). The Company used a Black-Scholes option pricing model to determine the fair value of stock options on the dates of grant. The Black-Scholes pricing model requires various assumptions, including expected term, which is based on our historical experience and expected volatility which is estimated based on the average historical volatility of similar entities. The Company also made assumptions regarding the risk-free interest rate and the expected dividend yield. The risk-free interest rate is based on the U.S. Treasury interest rate whose term is consistent with the expected term of the share-based award. The dividend yield on our common

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stock is assumed to be zero since we have not historically paid dividends on these awards and have no current plans to do so in the future. Determining the fair value of stock options at the grant date requires judgment, including estimates for the expected life of the share-based award, stock price volatility, dividend yield, and interest rate. These assumptions may differ significantly between grant dates because of changes in the actual results of these inputs that occur over time.
The Company applied assumptions in the determination of the fair value of the common stock underlying the stock-based awards granted. With the assistance of an independent third-party specialist, management assessed the value of the Company’s common stock based on a combination of the income approach and guideline public company method. Factors that were considered in connection with estimating these grant date fair values are as follows:
•
The Company’s financial results and future financial projections;

•
The market value of equity interests in substantially similar businesses, which equity interests can be valued through nondiscretionary, objective means;

•
The lack of marketability of the Company’s common stock;

•
The likelihood of achieving a liquidity event, such as an initial public offering or business combination, given prevailing market conditions;

•
Industry outlook; and

•
General economic outlook, including economic growth, inflation and unemployment, interest rate environment and global economic trends

Determination of the fair value of our common stock also involved the application of multiple valuation methodologies and approaches, with varying weighting applied to each methodology as of the grant date. Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding the Company’s expected future revenue, expenses, and future cash flows; discount rates; market multiples; the selection of comparable companies; and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact the valuations and may have a material impact on the valuation of our common stock.
Prior to the Merger, the Company revalued the common stock annually, unless changes in facts or circumstances indicate the need for a mid-year revaluation. The valuation of the Company’s common stock was historically performed at the end of our fiscal year. The share prices for the years ended December 26, 2020 and December 28, 2019 were $1,647.13 and $1,315.00, respectively. The increases in the share price year over year reflect the Company’s revenue growth over that time period along with projected future growth in discounted cash flows and with the market inputs.
Stock-based compensation expense is recognized using a fair value based recognition method. Stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense over the requisite vesting period or performance period of the award on a straight-line basis. The stock-based compensation expense is recorded in general and administrative expenses. The plans are more fully described in Note 13 — Stock Based Compensation.
Fair Value of Financial Instruments:
The Company uses the accounting guidance that applies to all assets and liabilities that are being measured and reported on a fair value basis. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy requires an entity to maximize the use of observable inputs,

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where available, and minimize the use of unobservable inputs when measuring fair value. Whenever possible, quoted prices in active markets are used to determine the fair value of the Company’s financial instruments.
Derivatives and Hedging:
The Company uses derivative financial instruments to manage its exposures to (1) interest rate fluctuations on its floating rate senior term loan and (2) fluctuations in foreign currency exchange rates. The Company measures those instruments at fair value and recognizes changes in the fair value of derivatives in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. The Company enters into derivative instrument transactions with financial institutions acting as the counter-party. The Company does not enter into derivative transactions for speculative purposes and, therefore, holds no derivative instruments for trading purposes.
The relationships between hedging instruments and hedged items are formally documented, in addition to the risk management objective and strategy for each hedge transaction. For interest rate swaps, the notional amounts, rates, and maturities of our interest rate swaps are closely matched to the related terms of hedged debt obligations. The critical terms of the interest rate swap are matched to the critical terms of the underlying hedged item to determine whether the derivatives used for hedging transactions are highly effective in offsetting changes in the cash flows of the underlying hedged item. If it is determined that a derivative ceases to be a highly effective hedge, the hedge accounting is discontinued and all subsequent derivative gains and losses are recognized in the Statement of Comprehensive Loss.
Derivative instruments designated in hedging relationships that mitigate exposure to the variability in future cash flows of the variable-rate debt and foreign currency exchange rates are considered cash flow hedges. The Company records all derivative instruments in other assets or other liabilities on the Consolidated Balance Sheets at their fair values. If the derivative is designated as a cash flow hedge and the hedging relationship qualifies for hedge accounting, the effective portion of the change in the fair value of the derivative is recorded in other comprehensive income or loss. The change in fair value for instruments not qualifying for hedge accounting are recognized in the Statement of Comprehensive Income or Loss in the period of the change. See Note 15 — Derivatives and Hedging for additional information.
Translation of Foreign Currencies:
The translation of the Company’s Canadian and Mexican local currency based financial statements into U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate during the period. Cumulative translation adjustments are recorded as a component of accumulated other comprehensive loss in stockholders’ equity.
Use of Estimates in the Preparation of Financial Statements:
The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses for the reporting period. Actual results may differ from these estimates.
The extent to which COVID-19 impacts the Company’s business and financial results will depend on numerous evolving factors including, but not limited to: the magnitude and duration of COVID-19, the extent to which it will impact worldwide macroeconomic conditions including interest rates, employment rates and health insurance coverage, the speed of the anticipated recovery, and governmental and business reactions to the pandemic. The Company assessed certain accounting matters that generally require consideration of forecasted financial information in context with the information reasonably available to

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
the Company and the unknown future impacts COVID-19 as of December 25, 2021 and through the date of this report. The accounting matters assessed included, but were not limited to the carrying value of the goodwill and other long-lived assets.
In 2020, the pandemic had a significant impact on the Company’s business, driving high demand for personal protective equipment, including face masks, disposable gloves, sanitizing wipes, and disinfecting sprays. During 2020, at the request of our customers, the Company began to sell certain categories of protective and cleaning equipment that are not a part of our core product offerings, including wipes, sprays, masks and bulk boxes of disposable gloves. High demand and limited supply of these products available for retail sale drove prices and cost up in 2020. In contrast, in 2021 the pandemic has had less of an impact on the Company’s business, economic activity has generally recovered, and consumer access to personal protective equipment has normalized. By the end of the third quarter of 2021 the Company’s product mix has begun to normalize back to near pre-pandemic levels. In 2021, demand for certain protective products softened as vaccines were rolled out and supply returned to a more normal level. In the third quarter of 2021, we evaluated our customers’ needs and the market conditions and ultimately decided to exit certain protective product categories. In connection with the exit of these product lines, the Company recorded an inventory valuation charge of $32,026 including the write off of inventory along with costs for donation and disposal of the remaining inventory on hand. Excluding the inventory valuation charge, there was not a material impact to the Company’s consolidated financial statements as of and for the year ended December 25, 2021, the Company’s future assessment of the magnitude and duration of COVID-19, as well as other factors, could result in material impacts to the Company’s Consolidated Financial Statements in future reporting periods.
3.   Merger Agreement:
On July 14, 2021, the Merger between HMAN and Landcadia was consummated. Pursuant to the Merger Agreement, at the closing date of the Merger, the outstanding shares of Old Hillman common stock were converted into 91,220,901 shares of New Hillman common stock as calculated pursuant to the Merger Agreement.
The Merger was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, Landcadia is treated as the “acquired” company for financial reporting purposes. This determination was based primarily on Old Hillman having the ability to appoint a majority of the initial Board of the combined entity, Old Hillman’s senior management comprising the majority of the senior management of the combined company, and the ongoing operations of Old Hillman comprising the ongoing operations of the combined company. Accordingly, for accounting purposes, the Merger was treated as the equivalent of New Hillman issuing shares for the net assets of Landcadia, accompanied by a recapitalization. The net assets of Landcadia was stated at carrying value, with no goodwill or other intangible assets recorded. The historical statements of the combined entity prior to the Merger are presented as those of Old Hillman with the exception of the shares and par value of equity recast to reflect the exchange ratio on the Closing Date, adjusted on a retroactive basis. A summary of the impact of the reverse recapitalization on the cash, cash equivalents and restricted cash, change in net assets and the change in common shares is included in the tables below.
Landcadia cash and cash equivalents(1)	$479,602
PIPE investment proceeds(2)	375,000
Less cash paid to underwriters and other transaction costs, net of tax(3)	(36,140)
Net change in cash and cash equivalents as a result of recapitalization	$818,462
Prepaid expenses and other current assets(1)	132
Accounts payable and other accrued expenses(1)	(81)
Warrant liabilities(1)(4)	(77,190)

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
Change in net assets as a result of recapitalization	$741,323

The change in number of shares outstanding as a result of the reverse recapitalization is summarized as follows:
Common shares issued to new Hillman shareholders(5)	91,220,901
Shares issued to SPAC sponsors and public shareholders(6)	58,672,000
Common shares issued to PIPE investors(2)	37,500,000
Common shares outstanding immediately after the business combination	187,392,901

(1)
These assets and liabilities represent the reported balances as of the Closing Date immediately prior to the Business Combination. The recapitalization of the assets and liabilities from Landcadia’s balance sheet was a non-cash financing activity.

(2)
In connection with the Business Combination, Landcadia entered into subscription agreements with certain investors (the “PIPE Investors”), pursuant to which it issued 37,500,000 shares of common stock at $10.00 per share (the “PIPE Shares”) for an aggregate purchase price of $375,000 (the “PIPE Financing”), which closed simultaneously with the consummation of the Business Combination.

(3)
In connection with the Business Combination, the Company incurred $36,140 of transaction costs, net of tax, consisting of underwriting, legal and other professional fees which were recorded as accumulated deficit as a reduction of proceeds.

(4)
The warrants acquired in the Merger include (a) redeemable warrants issued by Landcadia and sold as part of the units in the Landcadia IPO (whether they were purchased in the Landcadia IPO or thereafter in the open market), which were exercisable for an aggregate of 16,666,628 shares of common stock at a purchase price of $11.50 per share (the “Public Warrants”) and (b) warrants issued by Landcadia to the Sponsors in a private placement simultaneously with the closing of the Landcadia IPO, which were exercisable for an aggregate of 8,000,000 shares of common stock at a purchase price of $11.50 per share (the “Private Placement Warrants”).

(5)
The Company issued 91,220,901 common shares in exchange for 553,439 Old Hillman common shares resulting in an exchange ratio of 164.83. This exchange ratio was applied to Old Hillman’s common shares which further impacted common stock held at par value and additional paid in capital as well as the calculation of weighted average shares outstanding and loss per common share.

(6)
The Company issued 50,000,000 shares to the public shareholders and 8,672,000 shares to the SPAC sponsor shareholders at the Closing Date.

4.   Recent Accounting Pronouncements:
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). Subsequently, in July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements and ASU 2018-10, Codification Improvements to Topic 842, Leases. Effective December 30, 2018, the Company adopted the comprehensive new lease standard issued by the FASB. The most significant impact was the recognition of right-of-use (“ROU”) assets and liabilities for operating and finance leases applicable to lessees. The Company elected to utilize the transition guidance within the new standard that allowed the Company to carry forward its historical lease classification(s). Operating and finance ROU assets and liabilities are recognized based on the present value of future minimum lease payments over the expected lease term at commencement date. As the implicit rate is not determinable for most of the Company’s leases, management uses the Company’s incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The Company elected to not separate lease and non-lease components for all classes of underlying assets in which it is the lessee and made an accounting policy election to not account for leases within an initial term of 12 months or less on the accompanying Consolidated Balance

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
Sheets. The expected lease terms include options to extend or terminate the lease when its reasonably certain that the Company will exercise such option. Lease expense for minimum lease payments is recognized over a straight-line basis over the expected lease term. As of December 30, 2018, the Company recorded an Operating ROU Asset of $72,785 and a Finance ROU Asset of $672 within our Consolidated Balance Sheets. Short-term and long-term operating lease liabilities were recorded as $12,040 and $63,291, respectively. Short-term and long-term finance lease liabilities were determined to be $436 and $477, respectively. The adoption of this guidance did not have an impact on net income. Refer to Note 8 — Leases for full lease-related disclosures.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The ASU sets forth a “current expected credit loss” (CECL) model which requires the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost and applies to some off-balance sheet credit exposures. The Company adopted this ASU in the first quarter of fiscal 2020, and it did not have a material impact on the Company’s Consolidated Financial Statements.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740):   Simplifying the Accounting for Income Taxes. The amendments in this update remove certain exceptions of Topic 740 including: exception to the incremental approach for intraperiod tax allocation when there is a loss from continuing operations and income or gain from other items; exception to the requirement to recognize a deferred tax liability for equity method investments when a foreign subsidiary becomes an equity method investment; exception to the ability not to recognize a deferred tax liability for a foreign subsidiary when a foreign equity method investment becomes a subsidiary; exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. There are also additional areas of guidance in regards to: franchise and other taxes partially based on income and the interim recognition of enactment of tax laws and rate changes. The provisions of this ASU are effective for years beginning after December 15, 2020. The Company adopted this standard during fiscal 2021 and the adoption did not have a material impact on the Company’s Consolidated Financial Statements.
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848):   Facilitation of the Effects of Reference Rate Reform on Financial Reporting which provide optional guidance for a limited time to ease the potential burden in accounting for reference rate reform. The new guidance provide optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts and hedging relationships that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. These amendments are effective immediately and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022. The Company is currently evaluating contract and the optional expedients provided by the new standard.
In January 2021, FASB issued ASU 2021-01, Reference Rate Reform to expand the scope of ASU 2020-04 by allowing an entity to apply the optional expedients, by stating that a change to the interest rate used for margining, discounting or contract price alignment for a derivative is not considered to be a change to the critical terms of the hedging relationship that requires designation. The entity may apply the contract modification relief provided in ASU 2020-04 and continue to account for the derivative in the same manner that existed prior to the changes resulting from reference rate reform or the discounting transition. The Company is currently evaluating contract and the optional expedients provided by the new standard.
In August 2021, the FASB issues ASU 2021-06, Presentation of Financial Statements (Topic 205), Financial Services — Depository and Lending (Topic 942), and Financial Services — Investment Companies (Topic 946) which amends SEC paragraphs in Topic 205, Topic 942 and Topic 946 from the Codification in

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
response to the issuance of SEC Final Rule Nos. 33-10786, Amendments to Financial Disclosures About Acquired and Disposed Businesses, and 33-10835, Update of Statistical Disclosures for Bank and Savings and Loan Registrants. These edits are predominantly formatting and paragraph references, with new guidance duplicated from SEC requirements on the presentation of financial statements for funds acquired or to be acquired.
In October 28, 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which amends ASC 805 to require acquiring entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. Under current GAAP, an acquirer generally recognizes such items at fair value on the acquisition date. This update is intended to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to 1) the recognition of an acquired contract liability, and 2) payment terms and their effect on subsequent revenue recognized by the acquirer. The amendment is effective on December 15, 2022. The Company is currently evaluating the impact provided by the new standard.
5.   Related Party Transactions:
The Company has recorded aggregate management fee charges and expenses from CCMP and Oak Hill Funds of $270, $577, and $562 for the years ended December 25, 2021, December 26, 2020, and December 28, 2019, respectively. Subsequent to the Merger, the Company is no longer being charged management fees, Note 3 — Merger Agreement for additional details. Two members of our Board of Directors, Rich Zannino and Joe Scharfenberger, are partners at CCMP. Another director, Teresa Gendron, is the CFO of Jefferies.
The Company recorded proceeds from the sale of stock to members of management and the Board of Directors for $750 during year ended December 28, 2019. There were no such sales in fiscal 2021 nor fiscal 2020.
Gregory Mann and Gabrielle Mann are employed by Hillman. Hillman leases an industrial warehouse and office facility from companies under the control of the Manns. Rental expense for the lease of this facility was $351 for the year ended December 25, 2021 and December 26, 2020, and $350 for the year ended December 28, 2019.
At the Closing, Hillman, the Sponsors, CCMP Investors and the Oak Hill Investors entered into the A&R Registration Rights Agreement, pursuant to which, among other things, the parties to the A&R Registration Rights Agreement agreed not to effect any sale or distribution of any equity securities of Hillman held by any of them until the date that is six months from the Closing Date and were granted certain registration rights with respect to their respective shares of Hillman common stock, in each case, on the terms and subject to the conditions therein.
6.   Acquisitions
Oz Post International, LLC
On April 16, 2021, the Company completed the acquisition of Oz Post International, LLC (“OZCO”), a leading manufacturer of superior quality hardware that offers structural fasteners and connectors used for decks, fences and other outdoor structures, for a total purchase price of $38,902 . The Company entered into an amendment (“OZCO Amendment”) to the term loan credit agreement dated May 31, 2018 (the “2018 Term Loan”), which provided $35,000 of incremental term loan funds to be used to finance the acquisition. OZCO has business operations throughout North America and its financial results reside in the Company’s Hardware and Protective Solutions reportable segment.

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
The following table reconciles the fair value of the acquired assets and assumed liabilities to the preliminary total purchase price of OZCO. The total purchase price is preliminary as the Company is in the process of finalizing certain working capital adjustments.
Accounts receivable	$1,143
Inventory	3,564
Other current assets	24
Property and equipment	595
Goodwill	9,250
Customer relationships	23,500
Trade names	2,600
Technology	4,000
Total assets acquired	$44,676
Less:
Liabilities assumed	(5,774)
Total purchase price	$38,902
Pro forma financial information has not been presented for OZCO as their associated financial results are insignificant to the financial results of the Company on a standalone basis.
Sharp Systems, LLC
On August 16, 2019, the Company acquired the assets of Sharp Systems, LLC (“Resharp”), a California-based innovative developer of automated knife sharpening systems, for a total purchase price of $21,100, including a contingent consideration provision with an estimated fair value of $18,100, with a maximum payout of $25,000 plus 1.8% of net knife-sharpening revenues for five years after the $25,000 is fully paid. Contingent consideration to be paid subsequent to December 25, 2021 is contingent upon several business performance metrics over a multi-year period. See Note 16 — Fair Value Measurements for additional information on the contingent consideration payable as of December 25, 2021. Resharp has existing operations in the United States and its operating results reside within the Company’s Robotics and Digital Solutions reportable segment.
The following table reconciles the fair value of the acquired assets and assumed liabilities to the finalized total purchase price of the Resharp acquisition:
Property and equipment	$218
Goodwill	9,382
Technology	11,500
Total assets acquired	$21,100
Less:
Contingent consideration payable	(18,100)
Net cash paid	$3,000
Pro forma financial information has not been presented for Resharp as their associated financial results are insignificant to the financial results of the Company on a standalone basis.

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
Other Acquisitions
On July 1, 2019, the Company acquired the assets of West Coast Washers, Inc. for a total purchase price of $3,135. The financial results of West Coast Washers, Inc. reside within the Company’s Hardware and Protective Solutions reportable segment and have been determined to be immaterial for purposes of additional disclosure.
On February 19, 2020, the Company acquired the assets of Instafob LLC (“Instafob”) for a cash payment of $800 and a total purchase price of $2,618, which includes $1,818 in contingent and non-contingent considerations that remain payable to the seller. The financial results of Instafob reside within the Company’s Robotics and Digital Solutions reportable segment and have been determined to be immaterial for purposes of additional disclosure.
7.   Income Taxes:
Loss before income taxes are comprised of the following components for the periods indicated:
	Year Ended December 25, 2021	Year Ended December 26, 2020	Year Ended December 28, 2019
United States based operations	$(56,597)	$(30,083)	$(101,197)
Non-United States based operations	6,481	(3,855)	(7,559)
Loss before income taxes	$(50,116)	$(33,938)	$(108,756)
Below are the components of the Company’s income tax benefit for the periods indicated:
	Year Ended December 25, 2021	Year Ended December 26, 2020	Year Ended December 28, 2019
Current:
Federal & State	$894	$629	$1,235
Foreign	746	(49)	611
Total current	1,640	580	1,846
Deferred:
Federal & State	(13,651)	(7,625)	(23,333)
Foreign	664	(1,356)	(2,625)
Total deferred	(12,987)	(8,981)	(25,958)
Valuation allowance	(437)	(1,038)	835
Income tax benefit	$(11,784)	$(9,439)	$(23,277)
The Company has U.S. federal net operating loss (“NOL”) carryforwards totaling $119,805 as of December 25, 2021 that are available to offset future taxable income. These carryforwards expire from 2027 to 2038. A portion of the U.S. federal NOLs were acquired with the MinuteKey purchase in 2018. The MinuteKey NOLs are subject to limitation under IRC §382 from current and prior ownership changes. In addition, the Company’s foreign subsidiaries have NOL carryforwards aggregating $23,535. A portion of these carryforwards expire from 2035 to 2040. Management anticipates utilizing all foreign NOLs prior to their expiration.
The Company has state NOL carryforwards with an aggregate tax benefit of $4,123 which expire from 2021 to 2041. The Company has maintained a valuation allowance of $9 in fiscal 2021 for the state NOLs expected to expire prior to utilization.
The Company has $1,052 of general business tax credit carryforwards which expire from 2026 to 2041. A valuation allowance of $210 has been maintained for a portion of these tax credits. The Company has

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
$816 of foreign tax credit carryforwards which expire from 2021 to 2027. A full valuation allowance has been established for these credits given insufficient foreign source income projected to utilize these credits.
The table below reflects the significant components of the Company’s net deferred tax assets and liabilities at December 25, 2021 and December 26, 2020:
	December 25, 2021	December 26, 2020
	Non-current	Non-current
Deferred Tax Asset:
Inventory	$17,590	$11,423
Bad debt and other sales related reserves	2,029	1,497
Casualty loss reserve	685	279
Accrued bonus / deferred compensation	3,778	7,411
Deferred social security (CARES Act)	899	1,798
Interest limitation	30,094	21,011
Lease liabilities	23,008	21,241
Deferred revenue – shipping terms	320	315
Original issue discount amortization	—	3,078
Transaction costs	2,218	3,061
Federal / foreign net operating loss	31,217	36,217
State net operating loss	4,123	3,806
Tax credit carryforwards	2,400	2,150
All other	1,233	1,481
Gross deferred tax assets	119,594	114,768
Valuation allowance for deferred tax assets	(1,034)	(1,471)
Net deferred tax assets	$118,560	$113,297
Deferred Tax Liability:
Intangible asset amortization	$205,328	$216,354
Property and equipment	27,722	29,901
Lease assets	21,446	20,598
All other items	505	487
Deferred tax liabilities	$255,001	$267,340
Net deferred tax liability	$136,441	$154,043
Realization of the net deferred tax assets is dependent on the reversal of deferred tax liabilities. Although realization is not assured, management estimates it is more likely than not that the net deferred tax assets will be realized. The amount of net deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced. The Company maintains a valuation allowance of $9 on U.S. state NOLs due to the Company’s inability to utilize the losses prior to expiration.
The Company considers the earnings of certain non-U.S. subsidiaries to be indefinitely invested outside the United States on the basis of estimates that future domestic cash generation will be sufficient to meet future domestic cash needs and our specific plans for reinvestment of those subsidiary earnings. The Company has not recorded a deferred tax liability related to the U.S. federal and state income taxes and foreign withholding taxes of undistributed earnings of foreign subsidiaries indefinitely invested outside the United States. Should management decide to repatriate the foreign earnings, the Company would need to adjust the income tax provision in the period the earnings will no longer be indefinitely invested outside the United States.

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
Below is a reconciliation of statutory income tax rates to the effective income tax rates for the periods indicated:
	Year Ended December 25, 2021	Year Ended December 26, 2020	Year Ended December 28, 2019 As Restated
Statutory federal income tax rate	21.0%	21.0%	21.0%
Non-U.S. taxes and the impact of non-U.S. losses for which a current tax benefit is not available	(1.3)%	0.6%	0.4%
State and local income taxes, net of U.S. federal income tax benefit	2.9%	5.7%	3.0%
Change in valuation allowance	0.9%	1.6%	(1.2)%
Permanent differences:
Acquisition and related transaction costs	(2.2)%	—%	—%
Decrease in fair value of warrant liability	6.2%	—%	—%
Reconciliation of tax provision to return	(1.7)%	0.6%	(0.5)%
Non-deductible compensation	(1.9)%	(1.0)%	(0.7)%
Reconciliation of other adjustments	(0.4)%	(0.7)%	(0.6)%
Effective income tax rate	23.5%	27.8%	21.4%
The Company’s reserve for unrecognized tax benefits remains unchanged for the year ended December 25, 2021. A balance of $1,101 of unrecognized tax benefit is shown in the financial statements at December 25, 2021 as a reduction of the deferred tax asset for the Company’s NOL carryforward.
The following is a summary of the changes for the periods indicated below:
	Year Ended December 25, 2021	Year Ended December 26, 2020	Year Ended December 28, 2019
Unrecognized tax benefits – beginning balance	$1,101	$1,101	$1,101
Gross increases – tax positions in current period	—	—	—
Gross increases – tax positions in prior period	—	—	—
Gross decreases – tax positions in prior period	—	—	—
Unrecognized tax benefits – ending balance	$1,101	$1,101	$1,101
Amount of unrecognized tax benefit that, if recognized would affect the Company’s effective tax rate	$1,101	$1,101	$1,101
Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”)
On March 27, 2020, the CARES Act was signed into law by the President of the United States. The CARES Act included, among other things, corporate income tax relief in the form of accelerated alternative minimum tax (“AMT”) refunds, allowed employers to defer certain payroll tax payments throughout 2020, and provided favorable corporate interest deductions for the 2019 and 2020 periods. During 2020, the Company received an accelerated AMT income tax refund of $1,147 and was able to defer $7,136 of payroll taxes. The CARES Act interest modification provisions allowed for increased interest deductions.

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
The Company files a consolidated income tax return in the U.S. and numerous consolidated and separate income tax returns in various states and foreign jurisdictions. The Company is not under any significant audits for the period ended December 25, 2021.
8.   Warrants
Each whole warrant entitles the holder thereof to purchase one share of common stock at an exercise price of $11.50 per share and a redemption price of $.10 a share. As of the date of the merger, as discussed in Note 3 — Merger Agreement, there were 24,666,628 warrants outstanding consisting of 16,666,628 public warrants, which were included in the units issued in Landcadia’s initial public offering (“Public Warrants”), and 8,000,000 private placement warrants, which were included in the units issued in the concurrent private placement at the time of Landcadia’s initial public offering (“Private Placement Warrants” and, collectively with the Public Warrants, the “Warrants”). The Public and Private Placement Warrants were accounted for as liabilities and are presented as warrant liabilities on the Consolidated Balance Sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within loss on change in fair value of warrant liabilities in the Consolidated Statements of Comprehensive Loss. As of the date of the Merger, the fair market value of the warranty liabilities were recorded as $77,190 on the Consolidated Balance Sheets. The Public Warrants were considered part of level 1 of the fair value hierarchy, as those securities are traded on an active public market. At the Closing Date, the Company valued the Private Warrants using Level 3 of the fair value hierarchy. The Private Warrants were valued using a Modified Black Scholes Model, which is considered to be a Level 3 fair value measurement. The primary unobservable input utilized in determining the fair value of the Private Warrants are the share price of the Company’s common stock, the risk-free rate, and the expected volatility of the Company’s common stock.
The Public Warrants may only be exercised for a whole number of shares. No fractional warrants were issued upon separation of the units issued in the initial public offering into their component parts of Public Warrants and shares of common stock. The Public Warrants became exercisable on the later of 30 days after the completion of the Business Combination or 12 months from the closing of the Public Offering.
On November 22, 2021, the Company announced that it would redeem all of its outstanding warrants (the “Public Warrants”) to purchase shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), that were issued under the Amended and Restated Warrant Agreement (the “Warrant Agreement”), dated November 13, 2020, by and between the Company and Continental Stock Transfer & Trust Company (“CST”), as warrant agent (the “Warrant Agent”) as part of the units sold in the Company’s initial public offering (the “IPO”) and that remain outstanding at 5:00 p.m. New York City time on December 22, 2021 (the “Redemption Date”) for a redemption price of $0.10 per Public Warrant. In addition, the Company would redeem all of its outstanding warrants to purchase Common Stock that were issued under the Warrant Agreement in a private placement simultaneously with the IPO (the “Private Warrants” and, together with the Public Warrants, the “Warrants”) on the same terms as the outstanding Public Warrants.
Under the terms of the Warrant Agreement, the Company was entitled to redeem all of the outstanding Public Warrants at a redemption price of $0.10 per Public Warrant if (i) the last sales price (the “Reference Value”) of the Common Stock equals or exceeds $10.00 per share on any twenty trading days within any thirty-day trading period ending on the third trading day prior to the date on which a notice of redemption is given and (ii) if the Reference Value is less than $18.00 per share, the Private Warrants must also concurrently be called for redemption on the same terms as the outstanding Public Warrants. At the direction of the Company, the Warrant Agent delivered a notice of redemption to each of the registered holders of the outstanding Warrants. As the Reference Value was less than $18.00 per share, payment upon exercise of the Warrants was made either (i) in cash, at an exercise price of $11.50 per share of Common Stock or (ii) on a “cashless basis” in which the exercising holder received a number of shares of Common Stock determined in accordance with the terms of the Warrant Agreement and based on the Redemption Date and the

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
volume weighted average price (the “Fair Market Value”) of the Common Stock during the 10 trading days immediately following the date on which the notice of redemption was sent to holders of Warrants. The Company provided holders the Fair Market Value no later than one business day after such 10-trading day period ends. In no event did the number of shares of Common Stock issued in connection with an exercise on a cashless basis exceed 0.361 shares of Common Stock per Warrant. If any holder of Warrants would, after taking into account all of such holder’s Warrants exercised at one time, have been entitled to receive a fractional interest in a share of Common Stock, the number of shares the holder was entitled to receive was rounded down to the nearest whole number of shares. Any Warrants that remained unexercised at 5:00 p.m. New York City time on the Redemption Date was then void and no longer exercisable, and the holders of those Warrants were entitled to receive only the redemption price of $0.10 per warrant.
As of December 25, 2021, the Company exercised and redeemed all of its warrants generating cash proceeds of $8 and cash paid of $47 and issuing 6,364,978 shares of Common Stock. Public and private warrant exercise activity and underlying Common Stock issued or surrendered for the year ended December 25, 2021 is:
	Public Warrants	Private Warrants	Total
Beginning balance as of July, 14 2021	16,666,628	8,000,000	24,666,628
Shares issued for cash exercises	(666)	—	(666)
Shares issued for cashless exercises	(16,199,169)	(8,000,000)	(24,199,169)
Shares redeemed by the Company	(466,793)	—	(466,793)
Ending balance as of December 25, 2021	—	—	—
9.   Long-Term Debt
The following table summarizes the Company’s debt:
	December 25, 2021	December 26, 2020
Revolving loans	$93,000	$72,000
Senior Term Loan, due 2025	—	1,037,044
Senior Term Loan, due 2028	851,000	—
6.375% Senior Notes, due 2022	—	330,000
11.6% Junior Subordinated Debentures – Preferred	—	105,443
Junior Subordinated Debentures – Common	—	3,261
Finance leases & other obligations	1,782	2,044
	945,782	1,549,792
Unamortized premium on 11.6% Junior Subordinated Debentures	—	14,591
Unamortized discount on Senior Term Loan	(5,948)	(6,532)
Current portion of long term debt and capital leases	(11,404)	(11,481)
Deferred financing fees	(21,899)	(10,862)
Total long term debt, net	$906,531	$1,535,508
Revolving Loans and Term Loans
As of December 25, 2021, the ABL Revolver had an outstanding amount of $93,000 and outstanding letters of credit of $32,908. The Company has $124,092 of available borrowings under the revolving credit facility as a source of liquidity as of December 25, 2021.

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
On April 16, 2021, the Company acquired Oz Post International, LLC (“OZCO”). The Company entered into an amendment (“OZCO Amendment”) to the term loan credit agreement dated May 31, 2018 (the “2018 Term Loan”), which provided $35,000 of incremental term loan funds to be used to finance the acquisition. See Note 6 — Acquisitions for additional information regarding the OZCO acquisition.
In connection with the Closing as described in Note 1 — Basis of Presentation, the Company entered into a new credit agreement (the “Term Credit Agreement”), which provided for a new funded term loan facility of $835,000 and a delayed draw term loan facility of $200,000 (of which $16,000 was drawn). The Company also entered into an amendment to their existing Asset-Based Revolving Credit Agreement (the “ABL Amendment”) extending the maturity and conformed certain provisions to the Term Credit Agreement. The proceeds of the funded term loans under the Term Credit Agreement and revolving credit loans under the ABL Credit Agreement were used, together with other available cash, to (1) refinance in full all outstanding term loans and to terminate all outstanding commitments under the credit agreement, dated as of May 31, 2018 (“2018 Term Loan” including the OZCO Amendment), (2) refinance outstanding revolving credit loans, and (3) redeem in full the senior notes due July 15, 2022 (the “6.375% Senior Notes”). Additionally, the Company fully redeemed the 11.6% Junior Subordinated Debentures.
The interest rate on the Term Credit Agreement is, at the discretion of the Company, either the adjusted London Interbank Offered Rate (“LIBOR”) rate plus a margin varying from 2.50% and 2.75% and per annum or an alternate base rate plus a margin varying from 1.50% to 1.75% per annum. The Term Credit Agreement is payable in installments equal 0.25% of the original principal amount and delayed draw with a balloon payment due on the maturity date of July 14, 2028. The term loans and other amounts outstanding under the Term Credit Agreement are guaranteed by the Company’s wholly-owned domestic subsidiaries and are secured by substantially all of the Borrower’s and the Guarantors’ assets. The delayed draw term loan facility under the Term Credit Agreement may be used to finance permitted acquisitions and similar investments and to replenish cash and repay revolving credit loans previously used for permitted acquisitions.
Portions of the ABL Revolver are separately available for borrowing by the Company’s United States subsidiary and Canadian subsidiary for $200,000 and $50,000, respectively. The interest rate for the ABL Revolver is, at the discretion of the Company, either adjusted LIBOR (or a Canadian banker’s acceptance rate in the case of Canadian Dollar loans) plus a margin varying from 1.25% to 1.75% per annum based on availability or an alternate base rate (or a Canadian prime rate or alternate base rate in the case of Canadian Dollar loans) plus a margin varying from 0.25% to 0.75% per annum based on availability. The stated maturity date of the revolving credit commitments under the ABL Credit Agreement is May 31, 2026. The loans and other amounts outstanding under the ABL Credit Agreement and related documents are guaranteed by Holdings and, subject to certain exceptions, the Borrower’s wholly-owned domestic subsidiaries and are secured by substantially all of the Borrower’s and the guarantors’ assets plus, solely in the case of the Canadian Borrower, its and its wholly-owned Canadian subsidiary’s assets, which has guaranteed by the Canadian portion under the ABL Credit Agreement.
In connection with the Term Credit Agreement, the Company recorded $23,432 in deferred financing fees and $6,380 in discount which are recorded as long term debt on the Consolidated Balance Sheet. In connection with the ABL Amendment, the Company recorded $3,035 in deferred financing fees which are recorded as other non-current assets on the Consolidated Balance Sheet.
Additionally, the Company recorded a loss (gain) on extinguishment of debt for each debt instrument included in the refinancing as detailed below. The Company amended it’s interest rate swaps in connection with the refinancing, see Note 15 — Derivatives and Hedging for additional details.

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
Loss (gain) on extinguishment of debt
Term Credit Agreement	$20,243
ABL Revolver	288
6.375% Senior Notes, due 2022	1,083
11.6% Junior Subordinated Debentures	(13,603)
Interest rate swaps	59
Total	$8,070
Additional information with respect to the fair value of the Company’s fixed rate Senior Notes and Junior Subordinated Debentures is included in Note 16 — Fair Value Measurements.
The interest rate on the 2018 Term Loan was, at the discretion of the Company, either the adjusted LIBOR rate plus 4.00% per annum for LIBOR loans or an alternate base rate plus 3.00% per annum. The 2018 Term Loan was payable in fixed installments of approximately $2,652 per quarter, with a balloon payment scheduled on the loan’s maturity date of May 31, 2025.
6.375% Senior Notes, due 2022
On June 30, 2014, Hillman Group issued $330,000 aggregate principal amount of its senior notes due July 15, 2022 (the “6.375% Senior Notes”), which are guaranteed by The Hillman Solutions Corp. and its domestic subsidiaries other than the Hillman Group Capital Trust. Hillman Group pays interest on the 6.375% Senior Notes semi-annually on January 15 and July 15 of each fiscal year. The 6.375% senior notes were fully redeemed in 2021 in connection with the refinancing discussed above.
Guaranteed Preferred Beneficial Interest in the Company’s Junior Subordinated Debentures
In September 1997, The Hillman Group Capital Trust (“Trust”), a Grantor trust, completed a $105,443 underwritten public offering of 4,217,724 Trust Preferred Securities (“TOPrS”). The Trust invested the proceeds from the sale of the preferred securities in an equal principal amount of 11.6% Junior Subordinated Debentures of Hillman due September 30, 2027.
The Company paid interest to the Trust on the Junior Subordinated Debentures underlying the TOPrS at the rate of 11.6% per annum on their face amount of $105,443, or $12,231 per annum in the aggregate. The Trust distributed monthly cash payments it received from the Company as interest on the debentures to preferred security holders at an annual rate of 11.6% on the liquidation amount of $25.00 per preferred security. Pursuant to the Indenture that governed the TOPrS, the Trust was able to defer distribution payments to holders of the TOPrS for a period that could not exceed 60 months (the “Deferral Period”). During a Deferral Period, the Company was required to accrue the full amount of all interest payable, and such deferred interest payable became immediately payable by the Company at the end of the Deferral Period. During fiscal year 2020, the Company elected to defer interest payments to the bondholders during April 2020 through July 2020. The additional interest incurred as a result of the deferral was immaterial. Interest paid to the bondholders at the end of the Deferral Period was paid in full. There were no interest deferrals during fiscal 2021 or 2020.
In connection with the public offering of TOPrS, the Trust issued $3,261 of trust common securities to the Company. The Trust invested the proceeds from the sale of the trust common securities in an equal principal amount of 11.6% Junior Subordinated Debentures of Hillman due September 30, 2027. The Trust distributed monthly cash payments it received from the Company as interest on the debentures to the Company at an annual rate of 11.6% on the liquidation amount of the common security.
The Trust Preferred Securities were fully redeemed in 2021 in connection with the refinancing discussed above.

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
The aggregate minimum principal maturities of the long-term debt obligations for each of the five years following December 25, 2021 are as follows:
Year	Amount
2022	$10,638
2023	8,510
2024	8,510
2025	8,510
2026	8,510
Thereafter	806,322
$851,000
Note that future finance lease payments were excluded from the maturity schedule above. Refer to Note 10 — Leases.
Additional information with respect to the Company’s fixed rate Senior Notes and Junior Subordinated Debentures is included in Note 16 — Fair Value Measurements
10.   Leases
Lessee
The Company determines if a contract is or contains a lease at inception or modification of a contract. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. Control over the use of the identified asset means the lessee has both 1) the right to obtain substantially all of the economic benefits from the use of the asset and 2) the right to direct the use of the asset. The Company leases certain distribution center locations, vehicles, forklifts, computer equipment, and its corporate headquarters with expiration dates through 2032. Certain lease arrangements include escalating rent payments and options to extend the lease term. Expected lease terms include these options to extend or terminate the lease when it is reasonably certain the Company will exercise the option. The Company’s leasing arrangements do not contain material residual value guarantees nor material restrictive covenants.
The components of operating and finance lease cost for the year ended December 25, 2021 and December 26, 2020 were as follows:
	Year Ended December 25, 2021	Year Ended December 26, 2020
Operating lease cost	$20,860	$19,189
Short term lease costs	4,827	2,404
Variable lease costs	1,496	898
Finance lease cost:
Amortization of right of use assets	914	813
Interest on lease liabilities	123	143
Rent expense is recognized on a straight-line basis over the expected lease term. Rent expense totaled $27,183, $22,491 and $24,774 in the year ended December 25, 2021, December 26, 2020 and December 28, 2019, respectively. Rent expense includes operating lease cost as well as expense for non-lease components such as common area maintenance, real estate taxes, real estate insurance, variable costs related to our leased vehicles and also short-term rental expenses.

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
The implicit rate is not determinable in most of the Company’s leases, as such management uses the Company’s incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The weighted average remaining lease terms and discount rates for all of our operating leases were as follows as of December 25, 2021 and December 26, 2020:
	December 25, 2021		December 26, 2020
	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Weighted average remaining lease term	6.60	2.60	7.19	2.61
Weighted average discount rate	7.88%	5.59%	8.28%	7.14%
Supplemental balance sheet information related to the Company’s finance leases as of December 25, 2021 and December 26, 2020:
	December 25, 2021	December 26, 2020
Finance lease assets, net, included in property plant and equipment	$1,768	$1,919
Current portion of long-term debt	767	872
Long-term debt, less current portion	1,015	1,172
Total principal payable on finance leases	$1,782	$2,044
Supplemental cash flow information related to our operating leases was as follows for the year ended December 25, 2021 and December 26, 2020:
	Year Ended December 25, 2021	Year Ended December 26, 2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflow from operating leases	$19,767	$18,641
Operating cash outflow from finance leases	127	143
Financing cash outflow from finance leases	938	836
As of December 25, 2021, our future minimum rental commitments are immaterial for lease agreements beginning after the current reporting period. Maturities of our lease liabilities for all operating and finance leases are as follows as of December 25, 2021:
	Operating Leases	Finance Leases
Less than one year	$19,192	$922
1 to 2 years	17,224	632
2 to 3 years	16,058	315
3 to 4 years	15,349	92
4 to 5 years	14,582	41
After 5 years	29,649	—
Total future minimum rental commitments	112,054	2,002
Less – amounts representing interest	(24,490)	(220)
Present value of lease liabilities	$87,564	$1,782
Beginning in 2022, the Company will have an additional operating lease for a new property located in Shannon, Georgia for the purposes of office, warehouse, and distribution that had not yet commenced with estimated future minimum rental commitments of approximately $26,721.

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
Lessor
The Company has certain arrangements for key duplication equipment under which we are the lessor. These leases meet the criteria for operating lease classification. Lease income associated with these leases is not material.
11.   Deferred Compensation Plan
The Company maintains a deferred compensation plan for key employees (the “Nonqualified Deferred Compensation Plan” or “NQDC”) which allows the participants to defer up to 25% of salary and commissions and up to 100% of bonuses to be paid during the year and invest these deferred amounts into certain Company directed mutual fund investments, subject to the election of the participants. The Company is permitted to make a 25% matching contribution on deferred amounts up to $10, subject to a five year vesting schedule.
As of December 25, 2021 and December 26, 2020, the Company’s Consolidated Balance Sheets included $1,686 and $1,911, respectively, in restricted investments representing the assets held in mutual funds to fund deferred compensation liabilities owed to the Company’s current and former employees. The current portion of the restricted investments was $138 and $595 as of December 25, 2021 and December 26, 2020, respectively, and is included in other current assets on the accompanying Consolidated Balance Sheets. The assets held in the NQDC are classified as an investment in trading securities, accordingly, the investments are marked-to-market, see Note 16 — Fair Value Measurements for additional detail.
During the years ended December 25, 2021, December 26, 2020, and December 28, 2019 distributions from the deferred compensation plan aggregated $633, $527, and $686, respectively.
12.   Equity and Accumulated Other Comprehensive Loss
Common Stock
The Hillman Solutions Corp. has one class of common stock.
Accumulated Other Comprehensive Loss
The following is the detail of the change in the Company’s accumulated other comprehensive loss from December 29, 2018 to December 25, 2021 including the effect of significant reclassifications out of accumulated other comprehensive income (net of tax):
Foreign Currency Translation
Balance at December 29, 2018	$(37,590)
Other comprehensive income before reclassifications	5,533
Amounts reclassified from other comprehensive income(1)	17
Net current period other comprehensive loss	5,550
Balance at December 28, 2019	(32,040)
Other comprehensive income before reclassifications	2,652
Amounts reclassified from other comprehensive income(2)	—
Net current period other comprehensive income	2,652
Balance at December 26, 2020	(29,388)
Other comprehensive loss before reclassifications	1,849
Amounts reclassified from other comprehensive income(3)	385
Net current period other comprehensive income	2,234
Balance at December 25, 2021	$(27,154)

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)

(1)
In the year ended December 28, 2019, the Company fully liquidated its Luxembourg subsidiary which results resides within the Canada reportable segment.The $17 loss was recorded as other income on the Consolidated Statement of Comprehensive Loss.

(2)
In the year December 26, 2020, there were no amounts reclassified into other comprehensive income.

(3)
During the year ended December 25, 2021, the Company obtained and amended its interest rate swap agreements to hedge against effective cash flows (i.e. interest payments) on floating-rate debt associated with the Company’s new Term Credit Agreement. Refer to Note 9 — Long-Term Debt for further details. In accordance with ASC 815, derivatives designated and that qualify as cash flow hedges of interest rate risk record the associated gain or loss within other comprehensive income. For the year ended December 25, 2021, the Company deferred a gain of $2,982, reclassified a loss of $385 and a net of tax of $850 into other comprehensive income due to hedging activities. The amounts reclassified out of other comprehensive income were recorded as interest expense. See Note 15 — Derivatives and Hedging for additional information on the interest rate swaps.

13.   Stock Based Compensation
HMAN Group Holdings Inc. 2014 Equity Incentive Plan
Following the Merger and in connection with the business combination described in Note 3 — Merger Agreement, Landcadia Holdings III, Inc. (“Landcadia”) became the direct parent company of HMAN and was renamed Hillman Solutions Corp. (“New Hillman”). Shares of Class A common stock of New Hillman (“New Hillman Shares”) are publicly traded on The Nasdaq Capital Market. Consequently, the outstanding stock options issued under the 2014 Equity Incentive Plan (the “Prior Plan”) prior to the Merger were converted and modified to purchase New Hillman Shares.
At the Closing, each outstanding option to acquire common stock of Hillman Holdco (a “Hillman Holdco Option”), whether vested or unvested, was assumed by New Hillman and converted into an option to purchase common stock of New Hillman (“New Hillman Option”) with substantially the same terms and conditions (including expiration date and exercise provisions) as applicable to the Hillman Holdco Option immediately prior to the Closing, except both the number of shares and the exercise price were modified using the conversion ratio at closing. Each New Hillman Option is generally subject to the same vesting conditions as the Hillman Holdco Option from which it was converted, except that the performance-based vesting conditions of any Hillman Holdco Option granted prior to 2021 were adjusted such that the performance-based portion of the associated New Hillman Option will vest upon certain pre-established stock price hurdles. For all time based options and performance options granted during 2021 the change in fair value was immaterial and as such no additional compensation cost was recognized. For the performance options granted prior, the modification of the vesting criteria resulted in $11,542 of additional compensation expense, $8,228 of which was recognized in the year ended December 25, 2021, the remainder of which will be recognized through Q1 2022.
At the Closing, (i) each share of unvested restricted Hillman Holdco common stock was cancelled and converted into the right to receive a number of shares of New Hillman restricted stock equal to the Closing Stock Per Restricted Share Amount (as defined in the Merger Agreement) with substantially the same terms and conditions as were applicable to the related share of Hillman Holdco restricted stock immediately prior to the Closing (including with respect to vesting and termination-related provisions), and (ii) each Hillman Holdco restricted stock unit was assumed by New Hillman and converted into a New Hillman restricted stock unit award with substantially the same terms and conditions as were applicable to such Hillman Holdco restricted stock unit immediately prior to the Closing (including with respect to vesting and termination-related provisions).

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
Upon closing, the 2014 Equity Incentive Plan may grant options, stock appreciation rights, restricted stock, and other stock-based awards for up to an aggregate of 14,523,510 shares of its common stock.
The following table summarizes the key assumptions used in the valuation model for valuing the Company’s stock compensation awards under the 2014 Equity Incentive Plan:
Dividend yield	0%
Risk free interest rate	0.40% – 1.81%
Expected volatility	31.50%
Expected terms	6.25 years
Stock Options
The fair value of stock options is determined at the grant date using the Black-Scholes option pricing model. The time-based stock option awards generally vest evenly over four years from the grant date and performance-based options vest based on specified targets such as Company performance and Company stock price hurdles.
A summary of the stock option activity under the 2014 Equity Inventive Plan for the year ended December 25, 2021 is presented below (share amounts in thousands):
	Number of Shares	Weighted Avg. Exercise Price per Share (in whole dollars)	Weighted Avg. Remaining Contractual Term
Outstanding at December 26, 2020	12,749	$7.66	8.0 years
Granted	2,348
Exercised	(435)
Forfeited or expired	(1,186)
Outstanding at December 25, 2021	13,476	$8.15	7.14 years
Exercisable at December 25, 2021	4,954	$7.76	6.63 years
In fiscal year ended December 25, 2021, 435 options were exercised. In fiscal year ended December 26, 2020, 7,333 options were exercised. In fiscal year ended December 28, 2019, 100 options were exercised.
Stock option compensation expense of $13,634, $3,960, and $2,312 was recognized in the accompanying Consolidated Statements of Comprehensive Loss for the years ended December 25, 2021, December 26, 2020, and December 28, 2019, respectively. As of December 25, 2021, there was $17,112 of unrecognized compensation expense for unvested common options. The expense will be recognized as a charge to earnings over a weighted average period of approximately 1.61 years.
The weighted-average grant-date fair value of share options granted during the years 2021, 2020, and 2019 was $10.00, $7.95, and $8.47, respectively. The total intrinsic value of share options exercised during the years ended 2021, 2020, and 2019 was $1,594, $2,193, and $40, respectively.
Restricted Stock
The Company granted restricted stock at the grant date fair value of the underlying common stock securities. The restrictions lapse in one quarter increments on each of the three anniversaries of the award date, and one quarter on the completion of the relocation of the recipient to the Cincinnati area or earlier in the event of a change in control. The associated expense is recognized over the service period.
A summary of the restricted stock activity under the 2014 Equity Incentive Plan for the year ended December 25, 2021 is presented below (share amounts in thousands):

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
	Number of Shares	Weighted Avg. Grant Date Fair Value (in whole dollars)
Unvested at December 26, 2020	177	$7.09
Awarded	—
Vested	(88)
Forfeited or expired	—
Unvested at December 25, 2021	89	$7.09
Restricted stock compensation expense of $624, $1,165, and $669 was recognized in the accompanying Consolidated Statements of Comprehensive Loss for the fiscal years ended December 25, 2021, December 26, 2020, and December 28, 2019, respectively.
Restricted Stock Units
The Restricted Stock Units (“RSUs”) granted to employees for service generally vest after three years, subject to continued employment. The RSUs granted to non-employee directors generally vest in full on the first anniversary of the grant date.
A summary of the restricted stock unit activity under the 2014 Equity Incentive Plan for the year ended December 25, 2021 is presented below (share amounts in thousands):
	Number of Shares	Weighted Avg. Grant Date Fair Value (in whole dollars)
Outstanding at December 26, 2020	—	$—
Granted	323	$10.00
Exercised	—
Forfeited or expired	—
Outstanding at December 25, 2021	323	$10.00
Restricted stock compensation expense of $661 was recognized in the accompanying Consolidated Statements of Comprehensive Loss for the fiscal year ended December 25, 2021.
2021 Equity Incentive Plan
Effective July 14, 2021, the Company established the 2021 Equity Incentive Plan. Under the 2021 Equity Incentive Plan (the “Plan”), the maximum number of shares of Stock that may be delivered in satisfaction of Awards under the Plan as of the Effective Date is (i) 7,150,814 shares, plus (ii) the number of shares of Stock underlying awards under the 2014 Equity Incentive Plan that on or after the Effective Date expire or become unexercisable, or are forfeited, cancelled or otherwise terminated, in each case, without delivery of shares or cash therefore, and would have become available again for grant under the Prior Plan in accordance with its terms (not to exceed 14,523,510 shares of Stock in the aggregate) (the “Share Pool”).
Restricted Stock Units
The RSUs granted to employees for service generally vest after three years, subject to continued employment. The RSUs granted to non-employee directors generally vest in full on the first anniversary of the grant date or the date of the annual meeting following the grant date, whichever is earlier.
A summary of the restricted stock unit activity under the 2021 Equity Incentive Plan for the year ended December 25, 2021 is presented below (share amounts in thousands):

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
	Number of Shares	Weighted Avg. Grant Date Fair Value (in whole dollars)
Outstanding at December 26, 2020		$—
Granted	73	11.75
Exercised	—
Forfeited or expired	—
Outstanding at December 25, 2021	73	$11.75
Restricted stock compensation expense of $336 was recognized in the accompanying Consolidated Statements of Comprehensive Loss for the fiscal year ended December 25, 2021.
14.   Earnings Per Share
Basic earnings per share is computed based on the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share include the dilutive effect of stock options, restricted stock awards, and warrants. The following is a reconciliation of the basic and diluted Earnings Per Share (“EPS”) computations for both the numerator and denominator (in thousands, except per share data):
	Year Ended December 25, 2021
	Earnings (Numerator)	Shares (Denominator)	Per Share Amount
Net loss	$(38,332)	134,699	$(0.28)
Dilutive effect of stock options and awards	—	—	—
Dilutive effect of warrants	—	—	—
Net loss per diluted common share	$(38,332)	134,699	$(0.28)
	Year Ended December 26, 2020
	Earnings (Numerator)	Shares (Denominator)	Per Share Amount
Net loss	$(24,499)	89,891	$(0.27)
Dilutive effect of stock options and awards	—	—	—
Dilutive effect of warrants	—	—	—
Net loss per diluted common share	$(24,499)	89,891	$(0.27)
	Year Ended December 28, 2019
	Earnings (Numerator)	Shares (Denominator)	Per Share Amount
Net loss	$(85,479)	89,444	$(0.96)
Dilutive effect of stock options and awards	—	—	—
Dilutive effect of warrants	—	—	—
Net loss per diluted common share	$(85,479)	89,444	$(0.96)
Stock options and awards outstanding totaling 3,274,172, 7,309,703 and 1,886,429 were excluded from the computation for the years ended December 28, 2019, December 26, 2020 and December 25, 2021, respectively, as they would have had an antidilutive effect under the treasury stock method. Warrants of 10,539,889 were excluded from the computation for the year ended December 25, 2021 as they would have had an antidilutive effect under the treasury stock method.

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
15.   Derivatives and Hedging
FASB ASC 815, Derivatives and Hedging (“ASC 815”), provides the disclosure requirements for derivatives and hedging activities with the intent to provide users of financial statements with an enhanced understanding of: (1) how and why an entity uses derivative instruments, (3) how the entity accounts for derivative instruments and related hedged items, and (2) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. Further, qualitative disclosures are required that explain the Company’s objectives and strategies for using derivatives, as well as quantitative disclosures about the fair value of and gains and losses on derivative instruments.
The Company uses derivative financial instruments to manage its exposures to (1) interest rate fluctuations on its floating rate senior term loan and (2) fluctuations in foreign currency exchange rates. The Company measures those instruments at fair value and recognizes changes in the fair value of derivatives in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures.
The Company does not enter into derivative transactions for speculative purposes and, therefore, holds no derivative instruments for trading purposes.
Interest Rate Swap Agreements
On January 8, 2018, the Company entered into a new forward Interest Rate Swap Agreement (“2018 Swap 1”) with three year terms for $90,000 notional amount. The forward start date of the 2018 Swap was September 30, 2018 and the termination date is June 30, 2021. The 2018 Swap 1 has a fixed interest rate of 2.3% plus the applicable interest rate margin of 4.0% for an effective rate of 6.3%. The 2018 Swap 1 was terminated on June 30, 2021. In accordance with ASC 815, the 2018 Swap 1 was not designated as a cash flow hedge and therefore changes in fair value were recorded in other (income) expense on the Company’s Statements of Comprehensive Loss.
On November 8, 2018, the Company entered into another new forward Interest Rate Swap Agreement (“2018 Swap 2”) for $60,000 notional amount. The forward start date of the 2018 Swap 2 was November 30, 2018 and the termination date is November 30, 2022. The 2018 Swap 2 has a pay fixed interest rate of 3.1% plus the applicable interest rate margin of 4.0% for an effective rate of 7.1%. The 2018 Swap 2 was effectively terminated on July 16, 2021 in connection with the Merger as described in Note 3 — Merger Agreement. In accordance with ASC 815, the 2018 Swap 2 was not designated as a cash flow hedge and therefore changes in fair value were recorded in other (income) expense on the Company’s Statement of Comprehensive Loss.
On July 9, 2021, the Company entered into an interest swap agreement (“2021 Swap 1”) for a notional amount of $144,000. The forward start date of the 2021 Swap 1 was July 30, 2021 and the termination date is July 31, 2024. The 2021 Swap 1 has a determined pay fixed interest rate of 0.75%. In accordance with ASC 815, the Company determined the 2021 Swap 1 constituted an effective cash flow hedge and therefore changes in fair value are recorded within other comprehensive income within the Company’s Statement of Comprehensive Loss and the deferred gains or losses are reclassified out of other comprehensive income into interest expense in the same period during which the hedged transactions affect earnings.
On July 9, 2021, the Company entered into an interest swap agreement (“2021 Swap 2”) for a notional amount of $216,000. The forward start date of the 2021 Swap 2 was July 30, 2021 and the termination date is July 31, 2024. The 2021 Swap 2 has a determined pay fixed interest rate of 0.76% . In accordance with ASC 815, the Company determined the 2021 Swap 2 constituted an effective cash flow hedge and therefore changes in fair value are recorded within other comprehensive income within the Company’s Statement of Comprehensive Loss and the deferred gains or losses are reclassified out of other comprehensive income into interest expense in the same period during which the hedged transactions affect earnings.

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
On July 16, 2021, the Company modified its original 2018 Swap 2 derivative instrument (“2021 Swap 3”) for a notional amount of $60,000. The forward start date of the 2021 Swap 3 was July 30, 2021 and the termination date is November 30, 2022. The 2021 Swap 3 has a determined pay fixed interest rate of 3.63%. In accordance with ASC 815, the Company determined the 2021 Swap 3 constituted an effective cash flow hedge and therefore changes in fair value are recorded within accumulated other comprehensive loss within the Company’s Consolidated Balance Sheets and the deferred gains or losses are reclassified out of other comprehensive income into interest expense in the same period during which the hedged transactions affect earnings. Due to an other-than-insignificant financing element from the modification, the swap entered into during 2021 is considered a hybrid instrument, with a financing component treated as a debt instrument with an embedded at-market derivative. Within the Company’s consolidated balance sheets, the financing components are carried at amortized cost and the embedded at-market derivatives are carried at fair value.
The following table summarizes the Company’s derivatives financial instruments:
	Asset Derivatives		Liability Derivatives
	As of December 25, 2021		As of December 25, 2021		As of December 26, 2020
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments:
2021 Swap 1	Other non-current assets	$1,513	Other accrued expenses	$(170)		$—
2021 Swap 2	Other non-current assets	2,250	Other accrued expenses	(270)		—
2021 Swap 3	Other current assets	59	Other accrued expenses/ other non-current liabilities	(1,880)		—
Total hedging instruments		$3,822		$(2,320)		$—
Derivatives not designated as hedging instruments:
2018 Swap 1		$—		$—	Other accrued expenses	$(709)
2018 Swap 2		—		—	Other non-current liabilities	(3,484)
Total non-hedging instruments		$—		$—		$(4,193)
During 2022, the Company estimates that an additional $560 will be reclassified as an increase to interest expense/income. Additional information with respect to the fair value of derivative instruments is included in Note 16 — Fair Value Measurements.
Foreign Currency Forward Contracts
During fiscal 2019, 2020, and 2021, the Company entered into multiple foreign currency forward contracts. The purpose of the Company’s foreign currency forward contracts is to manage the Company’s exposure to fluctuations in the exchange rate of the Canadian dollar.
The total notional amount of contracts outstanding was C$4,464 and C$9,652 as of December 25, 2021 and December 26, 2020, respectively. The total fair value of the foreign currency forward contracts was $14 and $12 as of December 25, 2021 and December 26, 2020, respectively, and was reported on the accompanying Consolidated Balance Sheets in other current liabilities. A decrease in other income of $331 and $557 was recorded in the Consolidated Statement of Comprehensive Loss for the change in fair value during years ended December 25, 2021 and December 26, 2020, respectively.

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
The Company’s foreign currency forward contracts did not qualify for hedge accounting treatment because they did not meet the provisions specified in ASC 815. Accordingly, the gain or loss on these derivatives was recognized in other (income) expense in the Consolidated Statement of Comprehensive Loss.
The Company does not enter into derivative transactions for speculative purposes and, therefore, holds no derivative instruments for trading purposes.
Additional information with respect to the fair value of derivative instruments is included in Note 16 — Fair Value Measurements.
16.   Fair Value Measurements
The Company uses the accounting guidance that applies to all assets and liabilities that are being measured and reported on a fair value basis. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Assets and liabilities carried at fair value are classified and disclosed in one of the following three categories.
Level 1:
Quoted market prices in active markets for identical assets or liabilities.

Level 2:
Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3:
Unobservable inputs reflecting the reporting entity’s own assumptions.

The accounting guidance establishes a hierarchy which requires an entity to maximize the use of quoted market prices and minimize the use of unobservable inputs. An asset or liability’s level is based on the lowest level of input that is significant to the fair value measurement.
The following tables set forth the Company’s financial assets and liabilities that were measured at fair value on a recurring basis during the period, by level, within the fair value hierarchy:
	As of December 25, 2021
	Level 1	Level 2	Level 3	Total
Trading securities	$1,686	$—	$—	$1,686
Interest rate swaps	—	1,502	—	1,502
Foreign exchange forward contracts	—	14	—	14
Contingent consideration payable	—	—	(12,347)	(12,347)
	As of December 26, 2020
	Level 1	Level 2	Level 3	Total
Trading securities	$1,911	$—	$—	$1,911
Interest rate swaps	—	(4,193)	—	(4,193)
Foreign exchange forward contracts	—	12	—	12
Contingent consideration payable	—	—	(14,197)	(14,197)
Trading securities are valued using quoted prices on an active exchange. Trading securities represent assets held in a Rabbi Trust to fund deferred compensation liabilities and are included as restricted investments on the accompanying Consolidated Balance Sheets.

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
The Company utilizes interest rate swap contracts to manage our targeted mix of fixed and floating rate debt, and these contracts are valued using observable benchmark rates at commonly quoted intervals for the full term of the swap contracts. As of December 25, 2021 and December 26, 2020 the Company’s interest rate swaps were recorded on the accompanying Consolidated Balance Sheets in accordance with ASC 815.
The Company utilizes foreign exchange forward contracts to manage our exposure to currency fluctuations in the Canadian dollar versus the U.S. dollar. The forward contracts were valued using observable benchmark rates at commonly quoted intervals during the term of the forward contract. As of December 25, 2021 and December 26, 2020, the foreign exchange forward contracts were included in other current liabilities on the accompanying Consolidated Balance Sheets.
The contingent consideration represents future potential earn-out payments related to the Resharp acquisition in fiscal 2019 and the Instafob acquisition in the first quarter of 2020. Refer to Note 6 — Acquisitions for additional details. The estimated fair value of the contingent earn-out was determined using a Monte Carlo analysis examining the frequency and mean value of the resulting earn-out payments. The resulting value captures the risk associated with the form of the payout structure. The risk neutral method is applied, resulting in a value that captures the risk associated with the form of the payout structure and the projection risk. The carrying amount of the liability may fluctuate significantly and actual amounts paid may be materially different from the liability’s estimated value. As of December 25, 2021, the total contingent consideration for Resharp was recorded as $308 within other accrued expenses and $10,692 within other non-current liabilities on the accompanying Consolidated Balance Sheets. As of December 25, 2021, the total contingent consideration for Instafob was recorded as $168 within other accrued expenses and $1,179 within other non-current liabilities on the accompanying Consolidated Balance Sheets. As of December 26, 2020, the total contingent consideration was recorded as $417 within other accrued expenses and $13,780 within other non-current liabilities on the accompanying Consolidated Balance Sheets. This amount was moved to accounts payable as of December 25, 2021. The Company recorded a $1,178 decrease in the Resharp contingent consideration liability as of December 25, 2021 compared to December 26, 2020. The Company recorded a $628 decrease in the Instafob contingent consideration liability as of December 25, 2021 compared to Instafob’s acquisition date of February 19, 2020. The total decrease of $1,806 in value was determined by using a simulation model of the Monte Carlo analysis that included updated projections applicable to the liability as of December 25, 2021 compared to the prior valuation period.
The fair value of the Company’s fixed rate senior notes and junior subordinated debentures as of December 25, 2021 and December 26, 2020 were determined by utilizing current trading prices obtained from indicative market data. As a result, the fair value measurement of the Company’s senior term loans is considered to be Level 2. The Company fully redeemed the 6.375% Senior Notes and Junior Subordinated Debentures in the third quarter of 2021. See Note 9 — Long-Term Debt for additional details.
	December 25, 2021		December 26, 2020
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
6.375% Senior Notes	$—	$—	$328,333	$327,525
Junior Subordinated Debentures	—	—	123,295	128,022
Cash, restricted investments, accounts receivable, short-term borrowings and accounts payable are reflected in the Consolidated Financial Statements at book value, which approximates fair value, due to the short-term nature of these instruments. The carrying amount of the long-term debt under the revolving credit facility approximates the fair value at December 25, 2021 and December 26, 2020 as the interest rate is variable and approximates current market rates. The Company also believes the carrying amount of the long-term debt under the senior term loan approximates the fair value at December 25, 2021 and December 26,

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
2020 because, while subject to a minimum LIBOR floor rate, the interest rate approximates current market rates of debt with similar terms and comparable credit risk.
Additional information with respect to the derivative instruments is included in Note 15 — Derivatives and Hedging. Additional information with respect to the Company’s fixed rate senior notes and junior subordinated debentures is included in Note 9 — Long-Term Debt.
17.   Restructuring
Canadian Restructuring Plan
During fiscal 2018, the Company initiated plans to restructure the operations of the Canada segment. The restructuring seeks to streamline operations in the greater Toronto area by consolidating facilities, exiting certain lines of business, and rationalizing Stock Keeping Units (“SKUs”). The intended result of the Canada restructuring will be a more streamlined and scalable operation focused on delivering optimal service and a broad offering of products across the Company’s core categories. Plans were finalized during the fourth quarter of 2018. The Company completed restructuring related activities in our Canada segment in 2021. Charges incurred in part of the Canada Restructuring Plan included:
	Year Ended December 25, 2021	Year Ended December 26, 2020	Year Ended December 28, 2019
Facility consolidation(1)
Inventory valuation adjustments	$—	$596	$3,799
Labor expense	—	682	1,751
Consulting and legal fees	26	192	225
Other expense	5	1,118	2,126
Rent and related charges	—	1,535	584
Severance	466	707	617
Exit of certain lines of business(2)
Inventory valuation adjustments	—	—	535
Gain on disposal of assets	—	—	(458)
Other expense	—	—	488
Total	$497	$4,830	$9,667

(1)
Facility consolidation includes inventory valuation adjustments associated with SKU rationalization, labor expense related to organizing inventory and equipment in preparation for the facility consolidation, consulting and legal fees related to the project, and other expenses. The labor, consulting, and legal expenses were included in selling, general and administrative expense (“SG&A”) on the Consolidated Statement of Comprehensive Loss. The inventory valuation adjustments were included in cost of sales on the Consolidated Statement of Comprehensive Loss.

(2)
As part of the restructuring, the Company is exiting a manufacturing business line. Related charges included adjustments to write inventory down to net realizable value, asset impairment charges, and employee severance, which were included in cost of sales, other income and expense, and SG&A on the Consolidated Statement of Comprehensive Loss, respectively.

The following represents the roll forward of restructuring reserves for the year ended December 25, 2021:

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
Severance and related expense
Balance as of December 28, 2019	$1,121
Restructuring charges	707
Cash paid	(1,519)
Balance as of December 26, 2020	$309
Restructuring charges	466
Cash paid	(436)
Balance as of December 25, 2021	$339
During the year ended December 25, 2021, the Company paid approximately $436 in severance and related expense related to the Canada Restructuring Plan.
United States Restructuring Plan
During fiscal 2019, the Company implemented a plan to restructure the management and operations within the United States to achieve synergies and cost savings associated with the recent acquisitions described in Note 6 — Acquisitions. This restructuring includes management realignment, integration of sales and operating functions, and strategic review of the Company’s product offerings. This plan was finalized during the fourth quarter of fiscal year 2019. The Company incurred additional charges in fiscal 2021 related to the consolidation of two of our distribution centers. Charges incurred in part of the United States Restructuring Plan included:
	Year Ended December 25, 2021	Year Ended December 26, 2020
Management realignment & integration
Severance	$111	$886
Inventory valuation adjustments	—	—
Facility closures
Severance	—	903
Inventory valuation adjustments	—	1,568
Other	319	1,422
Total	$430	$4,779
The following represents a roll forward of the restructuring reserves for the year ended December 25, 2021:
Severance and related expense
Balance as of December 29, 2019	$3,286
Restructuring charges	1,789
Cash paid	(4,250)
Balance as of December 26, 2020	$825
Restructuring charges	111
Cash paid	(936)
Balance as of December 25, 2021	$—

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
During the year ended December 25, 2021, the Company paid approximately $936 in severance and related expense related to the United States Restructuring Plan.
18.   Commitments and Contingencies:
The Company self-insures our general liability including products liability, automotive liability, and workers’ compensation losses up to $500 per occurrence. Catastrophic coverage has been purchased from third party insurers for occurrences in excess of $250 up to $60,000. The two risk areas involving the most significant accounting estimates are workers’ compensation and automotive liability. Actuarial valuations performed by the Company’s third-party risk insurance expert were used by the Company’s management to form the basis for workers’ compensation and automotive liability loss reserves. The actuary contemplated the Company’s specific loss history, actual claims reported, and industry trends among statistical and other factors to estimate the range of reserves required. Risk insurance reserves are comprised of specific reserves for individual claims and additional amounts expected for development of these claims, as well as for incurred but not yet reported claims. The Company believes that the liability of approximately $2,719 recorded for such risk insurance reserves is adequate as of December 25, 2021.
As of December 25, 2021, the Company has provided certain vendors and insurers letters of credit aggregating $32,908 related to our product purchases and insurance coverage of product liability, workers’ compensation, and general liability.
The Company self-insures our group health claims up to an annual stop loss limit of $250 per participant. Historical group insurance loss experience forms the basis for the recognition of group health insurance reserves. Provisions for losses expected under these programs are recorded based on an analysis of historical insurance claim data and certain actuarial assumptions. The Company believes that the liability of approximately $2,300 recorded for such group health insurance reserves is adequate as of December 25, 2021.
The Company imports large quantities of fastener products which are subject to customs requirements and to tariffs and quotas set by governments through mutual agreements and bilateral actions. The Company could be subject to the assessment of additional duties and interest if it or its suppliers fail to comply with customs regulations or similar laws. The U.S. Department of Commerce (the “Department”) has received requests from petitioners to conduct administrative reviews of compliance with anti-dumping duty and countervailing duty laws for certain nails products sourced from Asian countries. The Company sourced products under review from vendors in China and Taiwan during the periods selected for review. The Company accrues for the duty expense once it is determined to be probable and the amount can be reasonably estimated.
On June 3, 2019, The Hillman Group, Inc. (“Hillman Group”) filed a complaint for patent infringement against KeyMe, LLC (“KeyMe”), a provider of self-service key duplication kiosks, in the United States District Court for the Eastern District of Texas (Marshall Division) (the “Texas Court”). On August 16, 2019, KeyMe filed a complaint for patent infringement against Hillman Group in the United States District Court for the District of Delaware. On March 2, 2020, Hillman Group filed a second complaint for patent infringement against KeyMe in the same Texas Court. On October 23, 2020, the Texas Court granted KeyMe’s motion to consolidate the two Texas cases and granted Hillman Group’s motion to add another patent.
On April 12, 2021, a jury in the Texas case returned a verdict that KeyMe did not infringe any of the asserted patents and several of the asserted claims were invalid. Final judgment was entered on April 13, 2021. On June 14, 2021, Hillman Group and KeyMe entered into a Settlement Agreement which globally resolved all pending legal disputes, including the Texas and Delaware district court actions discussed above.
On June 1, 2021, Hy-Ko Products Company LLC (“Hy-Ko”), a manufacturer of key duplication machines, filed a complaint for patent infringement against Hillman Group in the United States District Court for the Eastern District of Texas (Marshall Division). The case was assigned Civil Action

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
No. 2:21-cv-0197. Hy-Ko’s complaint alleges that Hillman’s KeyKrafter and PKOR key duplication machines infringe U.S. Patent Nos. 9,656,332, 9,682,432, 9,687,920, and 10,421,113, which are assigned to Hy-Ko, and seeks damages and injunctive relief against Hillman Group. Hy-Ko’s complaint additionally contains allegations of unfair competition under the Federal Lanham Act and conversion/receipt of stolen property, as well as a cause of action for “replevin” for return of stolen property.
On August 2, 2021, Hy-Ko filed an Amended Complaint which did not deviate substantially from the initial Complaint. Hillman Group responded on August 16, 2021, by filing a Motion to Dismiss the conversion and replevin claims because they are barred by the statute of limitations. In its Motion to Dismiss, Hillman Group also requested that the Court strike numerous paragraphs of Hy-Ko’s Amended Complaint that, on their face, have nothing to do with Hy-Ko’s patent infringement, unfair competition, or conversion and replevin claims. Hillman Group also requested that the Court order Hy-Ko to provide a more definite statement regarding its unfair competition claim. Briefing on Hillman’s Motion to Dismiss was completed on September 14, 2021. On January 14, 2022, the Court denied Hillman’s motion. Hillman filed an answer with counterclaims (for declaratory judgment and for breach of a prior settlement agreement) on February 1, 2022 and Hy-Ko responded to that pleading on February 22, 2022.
The Court held a claim construction hearing on February 17, 2022. The Court has not yet issued a final claim construction order. Discovery in the matter is ongoing, and the discovery deadline is July 6, 2022. Trial has been set for October 3, 2022.
Management and legal counsel for Hillman Group are still investigating this recent suit but are initially of the opinion that Hy-Ko’s claims are without merit and Hillman Group intends to vigorously defend the claims. Hillman Group is unable to estimate the possible loss or range of loss at this early stage in the case.
19.   Statement of Cash Flows:
Supplemental disclosures of cash flows information are presented below:
	Year Ended December 25, 2021	Year Ended December 26, 2020	Year Ended December 28, 2019
Cash paid during the period for:
Interest on junior subordinated debentures	$7,542	$12,329	$11,211
Interest	64,522	81,024	94,461
Income taxes, net of refunds	2,500	(301)	(489)
20.   Concentration of Credit Risks:
Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and trade receivables. The Company places its cash and cash equivalents with high credit quality financial institutions. Concentrations of credit risk with respect to sales and trade receivables are limited due to the large number of customers comprising the Company’s customer base and their dispersion across geographic areas. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral.
For the year ended December 25, 2021, the largest two customers accounted for 47.6% of total revenues and 47.0% of the year-end accounts receivable balance. For the year ended December 26, 2020, the largest two customers accounted for 49.0% of total revenues and 45.1% of the year-end accounts receivable balance. No other customer accounted for more than 10% of the Company’s accounts receivables in 2021, 2020, nor 2019.
In each of the years ended December 25, 2021, December 26, 2020, and December 28, 2019, the Company derived over 10% of its total revenues from two separate customers which operated in each of the

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
operating segments. The following table presents revenue from each customer as percentage of total revenue for each of the years ended:
	Year Ended December 25, 2021	Year Ended December 26, 2020	Year Ended December 28, 2019
Lowe’s	20.6%	22.5%	21.6%
Home Depot	27.0%	26.5%	24.7%
21.   Segment Reporting and Geographic Information:
The Company’s segment reporting structure uses the Company’s management reporting structure as the foundation for how the Company manages its business. The Company periodically evaluates its segment reporting structure in accordance with ASC 350-20-55 and has concluded that it has three reportable segments as of December 25, 2021.
The segments are as follows:
•
Hardware and Protective Solutions

•
Robotics and Digital Solutions

•
Canada

The Hardware and Protective Solutions segment distributes fasteners and related hardware items, threaded rod, personal protective equipment, and letters, numbers, and signs to hardware stores, home centers, mass merchants, and other retail outlets primarily in the United States and Mexico.
The Robotics and Digital Solutions segment consists of key duplication and engraving kiosks that can be operated directly by the consumer. The kiosks operate in retail and other high-traffic locations offering customized licensed and unlicensed products targeted to consumers in the respective locations. It also includes our associate-assisted key duplication systems and key accessories. The Robotics and Digital Solutions segment also includes Resharp, our robotic knife sharpening business, and Instafob, which specializes in RFID (“Radio Frequency Identification”) key duplication technology.
The Canada segment distributes fasteners and related hardware items, threaded rod, keys, key duplicating systems, accessories, personal protective equipment, and identification items, such as tags and letters, numbers, and signs to hardware stores, home centers, mass merchants, industrial distributors, automotive aftermarket distributors, and other retail outlets and industrial Original Equipment Manufacturers (“OEMs”) in Canada. The Canada segment also produces fasteners, stampings, fittings, and processes threaded parts for automotive suppliers and industrial OEMs.
The Company uses profit or loss from operations to evaluate the performance of its segments, and does not include segment assets or non-operating income/expense items for management reporting purposes. Profit or loss from operations is defined as income from operations before interest and tax expenses. Segment revenue excludes sales between segments, which is consistent with the segment revenue information provided to the Company’s Chief Operating Decision Maker (“CODM”).
The table below presents revenues and income (loss) from operations for the reportable segments for the years ended December 25, 2021, December 26, 2020, and December 28, 2019.

HILLMAN SOLUTIONS CORP. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands)
	Year Ended December 25, 2021	Year Ended December 26, 2020	Year Ended December 28, 2019
Revenues
Hardware and Protective Solutions	$1,024,974	$1,024,392	$853,016
Robotics and Digital Solutions	249,528	209,287	236,086
Canada	151,465	134,616	125,260
Total revenues	$1,425,967	$1,368,295	$1,214,362
Segment Income (Loss) from Operations
Hardware and Protective Solutions	$(17,185)	$67,313	$14,204
Robotics and Digital Solutions	23,558	3,177	3,385
Canada	3,941	(4,724)	(9,894)
Total segment income from operations	$10,314	$65,766	$7,695

Financial Statement Schedule:
Schedule II — VALUATION ACCOUNTS
(dollars in thousands)
Deducted From Assets in Balance Sheet
Allowance for Doubtful Accounts
Ending Balance – December 29, 2018	$846
Additions charged to cost and expense	790
Deductions due to:
Others	255
Ending Balance – December 28, 2019	1,891
Additions charged to cost and expense	1,378
Deductions due to:
Others	(874)
Ending Balance – December 26, 2020	2,395
Additions charged to cost and expense	522
Deductions due to:
Others	(26)
Ending Balance – December 25, 2021	$2,891

13,000,000 Shares
Hillman Solutions Corp.
Common Stock

Prospectus Supplement

Joint Book-Running Managers
Jefferies
Baird
Stifel
Co-Managers
Raymond James
The Benchmark Company
CJS Securities
April 12, 2022